SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Prudential plc Annual Report 2015

Long-term thinking for life

Prudential at a glance

Making life better

We provide protection and savings opportunities to our customers, social and economic benefits to the communities in which we operate, jobs and opportunities to our employees, and long-term value for our investors.

Our asset management businesses

We generate valuable returns for our customers through good investment performance.

We generate value for shareholders through fee income from managing customers’ investments.

24m We focus on customers’ protection life customers and savings needs, providing worldwide products that give them ?nancial security

Read more about our customers on pages 23 to 34

We create Financial benefits for our investors, and deliver economic and social benefits for our customers, employees and the societies in which we operate

Our investors, employees and societies

187%

total shareholder return1 achieved since 2010

£509bn

assets under management

Our trusted brands and effective distribution channels help us understand customers’ needs, attract new monies and retain existing assets

7,000

employees volunteer through Chairman’s Challenge

23,507

employees worldwide

£4.8bn

total investment2 in the economy

Utilising our capabilities, footprints and scale we design innovative products that align with customer needs

Notes

1 Total shareholder return represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date.

2 Includes investment in business and infrastructure of £1.8 billion, total tax payments of £3.0 billion and total community investment of £21.7 million.

Prudential plc Annual Report 2015

Long-term thinking for life

Our business

We provide protection and savings opportunities to our customers, social and economic benefits to the communities in which we operate, jobs and opportunities to our employees and long-term value for our investors.

Find out more on page 15

Our strategy

Our clear and consistent strategy utilises our capabilities, footprint and scale to serve the global savings and Asian protection needs of an increasingly self-reliant middle class to create long-term value for our customers and our shareholders.

Find out more on page 14

Our performance

To create sustainable economic value for our shareholders we focus on delivering growth and cash, while maintaining appropriate capital.

Find out more on page 16

Find out more about

www.prudential.co.uk our business

Delivering growth and generating cash

Prudential has delivered a strong performance in 2015. We continue to grow across our key metrics despite the macroeconomic uncertainty and the challenges presented by low long-term interest rates.

The fundamentals of the Group remain compelling, our opportunities are intact and we are in an enviable position to benefit from the attractive structural and demographic opportunities in Asia, the US and the UK. The disciplined execution of our strategy, underpinned by the cash generating nature of our business, positions us well to be able to continue to deliver high-quality products and services to our 24 million customers and long-term profitable growth to our shareholders.

Contents

01 Group overview

02–10

02 Chairman’s statement

04 Group Chief Executive’s report

02 Strategic report

11–68

12 Our world

14 Our strategy

15 How our business works

16 Measuring our performance

18 Our businesses and their performance

36 Chief Financial Officer’s report on our 2015 financial performance

49 Group Chief Risk Officer’s report on the risks facing our business and how these are managed

57 Corporate responsibility review

Governance

69–100

Chairman’s introduction

Board of Directors

How we operate

Further information on Directors

Risk management and internal control

Committees

Statutory and regulatory disclosures

Compliance with corporate governance codes

Additional information

Index to principal Directors’ Report Disclosures

Directors’ remuneration report

101–130

Annual statement from the Chairman of the Remuneration Committee

Our executive remuneration at a glance

Summary of Directors’ remuneration policy

Annual report on remuneration

Supplementary information

05 Financial statements

131–296

06 European Embedded Value (EEV) basis results

297–330

07 Additional information

331–372

333 Additional unaudited financial information 358 Risk factors 364 Glossary 368 Shareholder information 371 How to contact us

The Directors’ Report of Prudential plc for the year ended 31 December 2015 is set out on pages 2 to 10, 69 to 100 and 333 to 372, and includes the sections of the Annual Report referred to in these pages.

www.prudential.co.uk Annual Report 2015 Prudential plc 01 Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Chairman’s statement

Impressive results, driven by high-quality products and services

‘As ever, our performance is rooted in the quality of the products and services which our first-rate staff and agents provide to our customers.’

Paul Manduca

Chairman

I am pleased to introduce Prudential’s 2015 Annual Report. The Company has again produced an impressive set of results, which are all the more striking given recent economic conditions. As ever, our performance is rooted in the quality of the products and services which our first-rate staff and agents provide to our customers. It is this which ultimately drives the returns we provide to our shareholders and underpins the role we play in our communities.

Global headwinds to macroeconomic growth are nothing new for Prudential. We have charted choppy waters many times throughout our 167-year history. No doubt we will do so again in the decades to come. We remain well positioned across our markets and product ranges.

While there are uncertainties in the global economy – and around Britain’s place in Europe – an area of increased clarity is around regulation, specifically with regard to Solvency II. This has been a project in which the entire European insurance sector has invested considerable resource and focus across more than a decade. We are pleased to have reached an outcome that underlines the strength and resilience of our company. We will continue to engage with policy makers as Solvency II is reviewed in the years ahead. Our capital position enables us to make our wider social and economic contribution.

At the heart of that contribution is the financial peace of mind that we help to provide to our customers across our insurance and fund management businesses. This peace of mind remains the focus of Prudential’s purpose as a business and is a vital pre-condition for us to meet our other aims and obligations. Our history is a long one because the customer has always been at its centre.

We continue to make progress in achieving the 2017 objectives for the Group. These are not easy. Nor should they be. We are, however, pleased with the headway made so far.

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share, reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

The last year has been a time of change in the management at Prudential. Succession planning is one of the most important duties for any Chairman and Board. I have stated before the importance I place on continuing to develop and strengthen the Prudential Board and I am delighted to be able to report that we have continued that process. In Mike Wells we have an outstanding Group Chief Executive who has already made strong progress. I was also pleased to welcome Penny James and John Foley to the Executive team on the Board as Group Chief Risk Officer and Chief Executive of Prudential UK & Europe, respectively. In addition, Tony Wilkey has become Chief Executive of Prudential Corporation Asia, succeeding Barry Stowe, who now leads Jackson. That these have all been internal appointments emphasises the pipeline of talent that has been developed at Prudential. We have long prided ourselves on the bench strength at our company. It will continue to be a focus for the business.

www.prudential.co.uk

02 Prudential plc Annual Report 2015

38.78p

full-year ordinary dividend

5%

increase on 2014

10p

special dividend

www.prudential.co.uk

Equally, we continue to attract the best talent from across the industry, as shown in Anne Richards’ forthcoming arrival as the new Chief Executive of M&G. I would like to take this opportunity to thank Michael McLintock for his 19 years of exceptional service and to wish him well for his retirement from the Group.

Alongside the changes in the Executive, I have also been pleased to welcome David Law and Adair Turner to the Board as independent Non-executive Directors. They bring with them a depth of experience in business and regulation that I know will be a tremendous asset to our work. Alongside these changes, we are adjusting our subsidiary Board structure to include a number of independent directors. Finally, Alistair Johnston has announced that he will retire from the Board at the AGM to focus on the arts and his charitable activities. I want to thank him for his significant contribution to the Board over the last four and a half years.

The quality of a company’s corporate governance is a strong indicator of how well placed it is to succeed. There can be no sustainable commercial success without it. It will continue to be a focus for us. A well governed company engages regularly and effectively with its shareholders. We have an active programme of engagement. It is important to us that we hear the views of our investors and we find it useful to have an open and constructive dialogue with them. I know that I have found this very helpful.

Another vital relationship is with our regulators. Prudential engages with many regulators and supervisors here in the UK and around the world. We place great importance on having an effective and positive relationship with those who supervise us and our markets. Such relationships are the bedrock of a productive exchange that, we believe, ultimately allows us to serve our customers’ needs.

Prudential’s day-to-day business activities provide enormous value to the communities of which we are a part. We help provide security in retirement, contribute to financial peace of mind, invest in infrastructure and assist in growing economies and creating jobs. We do all this with an eye to the long term, because that is the very nature of our business.

Alongside these activities, we also carry out wide-ranging and highly impactful corporate responsibility programmes. We have continued to build on our work in this area. In partnership with charities and non-governmental organisations we have sought to make a real difference to lives in the markets where we operate. These programmes mean a great deal to the many thousands of staff who volunteer for them – something I have seen first-hand.

Our award-winning Cha-Ching series of financial education cartoons continues to be an enormous success in Asia and is now being rolled out elsewhere. The Safe Steps disaster preparedness public service broadcasts created by the Prudence Foundation in collaboration with National Geographic have been highly effective, and we are examining how we can best build on that success.

In the UK, we were pleased to be able to renew our support for Prudential RideLondon. In the three years since we began our relationship, this festival of cycling has raised more than £29 million for charity. We hope to be able to improve on this figure in the years ahead.

The 2015 Chairman’s Challenge programme – which allows colleagues from around the Group to give their time and skills to support our charity partners – broke previous records. Over 7,000 volunteers gave up their time to benefit more than 174,000 people, working with charities including Plan International, Help Age International and Junior Achievement. I would like to conclude by recognising the contribution made by our employees around the world. It is their commitment and endeavour that makes possible the delivery of Prudential’s strategy. With their continued commitment to delivering for our customers, I am certain that we can look to the future with confidence.

Paul Manduca

Chairman

Our strategy page 14

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Annual Report 2015 Prudential plc 03

Group Chief Executive's report

Delivering long-term value to customers and shareholders



'The strength of the Group's execution capabilities, combined with our leading market positions, growing in-force book and excellent diversification enable us to create value for our customers while generating sustainable earnings and cash for our shareholders.'

Mike Wells
Group Chief Executive

I am pleased to report a strong performance in 2015.

Our strategy continues to serve us well, focusing on the three long-term opportunities across our geographic markets – (i) serving the protection and investment needs of the growing middle class in Asia; (ii) providing asset accumulation and retirement income products to US baby boomers and (iii) meeting the savings and retirement needs of an ageing British population.

The strength of the Group's execution capabilities, combined with our leading market positions, growing in-force book and excellent diversification by geography, currency, product and distribution enable us to create value for our customers while generating sustainable earnings and cash for our shareholders.

Group performance[1]

We continue to comment on our international business performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency volatility. We have used this basis in discussions below for our Asian and US businesses to maintain comparability.

Our Group **IFRS operating profit** based on longer-term investment returns increased by 22 per cent in 2015 to £4,007 million. On an actual exchange rate basis, the Group's IFRS operating profit grew by 26 per cent.

- Asia life and asset management operating profit of £1,324 million grew by 17 per cent, reflecting the growing recurring income from our life in-force book (up 14 per cent to £7.2 billion[2]) and higher assets under management in Eastspring Investments. The recurring premium focus underpins our earnings growth in the region and is key to the resilience of our financial performance across the cycle.
- US life IFRS operating profit of £1,691 million was up 10 per cent, driven by growth in fee income earned on separate account assets that have continued to benefit from robust net inflows.
- UK life IFRS operating profit of £1,167 million grew by 60 per cent[4], and included £339 million arising in the second half of 2015 from specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.
- M&G delivered operating profit of £442 million, broadly in line with 2014. Funds under management (including internal funds) were 7 per cent lower at £246.1 billion, reflecting retail outflows during 2015.

The Group is focused on delivering strong cash generation, which underpins both our strategic and financial flexibility. Underlying **free surplus generation**[3], a key indicator of cash generation from our life and asset management businesses, was 15 per cent higher at £3,050 million after reinvestment in new business. In total, our businesses remitted cash to the corporate centre of £1,625 million, up 10 per cent on an actual exchange rate basis. **Cash remittances** of £467 million from Asia were 17 per cent higher while those from the US increased by 13 per cent to £470 million, both on an actual exchange rate basis. In the UK, our life operation remitted £331 million in line with last year and M&G delivered a 6 per cent increase in remittances to £302 million.

New business profit was up 20 per cent[4] to £2,617 million, primarily reflecting higher overall volumes in Asia and the UK. All three of our life businesses contributed significantly to the total, with £1,490 million (up 28 per cent) of new business profit from

04 Prudential plc Annual Report 2015 www.prudential.co.uk

£4,007m
IFRS operating profit

22%↑
increase on 2014

£2,617m
EEV new business profit

20%↑
increase on 2014

Measuring our performance page 16

Asia, £809 million (up 8 per cent) from the US and £318 million (up 23 per cent[4]) from the UK.

APE sales[1] increased by 17 per cent[4] to £5,607 million led by Asia where APE sales were 26 per cent higher at £2,853 million. In the US, APE sales were 3 per cent higher at £1,729 million as demand for our sales of variable annuities remained strong. In 2015, Jackson continued to proactively manage sales of variable annuities with living benefits while diversifying sales mix. In the UK, APE sales grew by 23 per cent[4] to £1,025 million, based on our attractive with-profits product propositions sold through an expanding range of wrappers including income drawdown, individual pensions, ISAs and investment bonds. M&G experienced net outflows of £7.0 billion (2014: net inflows of £7.1 billion) driven by retail net outflows of £10.9 billion, due to redemptions from bond funds reflecting softer consumer sentiment on fixed income assets. Eastspring Investments, our Asia asset management business, delivered a strong performance in 2015, with third party net inflows of £6.0 billion (2014: net inflows of £5.4 billion).

Our balance sheet continues to be defensively positioned and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group's capital position.

We are continuing to make good progress towards our 2017 objectives announced in December 2013.

Chief Financial Officer's report on our 2015 performance page 36

Our operating performance by business unit

Asia

Asia has delivered strong financial results in 2015 across all of our key metrics, demonstrating the resilient performance of our well diversified and increasingly large in-force business portfolio. IFRS operating profit of £1,324 million was up 17 per cent (16 per cent on an actual exchange rate basis), free surplus generation grew by 16 per cent to £673 million (14 per cent on actual exchange rate basis) and net cash remittances of £467 million were up 17 per cent.

Our life business strategy is centred on Asia's rapidly growing life insurance markets with a focus on regular premium, protection-orientated policies distributed primarily through high-quality agency and bank partners. We have over 14 million customers across the region, one of the largest and most productive agency sales forces, a well established bancassurance franchise and leadership positions in nine out of 12 markets. Despite our strong progress over the last decade, insurance penetration in the markets in which we operate remains low and the demand for savings, health and protection products from a growing middle class continues to be high. Our scale and scope in the region, combined with proven operational expertise, enables us to execute on strategic growth opportunities, invest in building the business through the economic cycle and remain flexible to resist market pressure for products we consider to be less attractive. This approach will, from time to time, lead to fluctuations in APE sales at a country level but allows us to conserve value without compromising the overall regional delivery.

Our strategy

Our clear and consistent strategy utilises our capabilities, footprint and scale to serve the global savings and Asian protection needs of an increasingly self-reliant middle class to create long-term value for our customers and our shareholders.

Our strategy page 14



Savings, health and protection
Asia
Significant protection gap and investment needs of the middle class
Self-reliant global middle class
Savings
US
Transition of baby boomers into retirement
Savings
UK
Savings gap and ageing population in need of returns and income

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 05

Group Chief Executive’s report continued

2017 objectives* Asia objectives

1. Asia IFRS operating profit

Asia life and asset management pre-tax IFRS operating profit +18% to grow at a compound annual rate of at least 15 per cent over 17%

>£1,858m

17%

the period 2012–2017 (2012: £924 million6) 19% £1,468m

£1,075m £1,260m £901m

£924m £1,140m £1,324m

2012 2013 2014 2015 2016 2017 objective

2. Asia underlying free surplus 16% £1.1bn

Asia underlying free surplus generation3 of £0.9 billion to 16%

22% £765m £0.9bn

£1.1 billion in 2017 (2012: £484 million) £573m £662m

£471m

£484m £592m £673m

2012 2013 2014 2015 2016 2017 objective

Group objective

3. Group cumulative underlying free surplus £10bn

Cumulative Group underlying free surplus generation of at least £10 billion over the four-year period from 2014 to end-2017

£5.6bn

2014_2017 objective

Key

Expressed at December 2013 foreign exchange rates Comparative results on reported currency basis 2017 objective

Note

* The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

In 2015 new business APE sales increased by 26 per cent, driven by 30 per cent growth in regular premium new business (which contributes 93 per cent of our APE sales), offsetting the 8 per cent reduction in single premiums, which are more susceptible to softer economic conditions. Our sales performance continues to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Agency APE sales were 29 per cent higher across the region, reflecting continued investment in agency manpower and an improvement in average agent productivity of 25 per cent. Our core bank partnerships continue to make good progress, led by Standard Chartered Bank, where APE sales rose by 16 per cent. New business profit was up 28 per cent at £1,490 million and outpaced the APE sales growth of 26 per cent.

In Hong Kong, APE sales grew 74 per cent, driven by increases in agency headcount and productivity and also from our successful inroads into Hong Kong’s broker network. During 2015, we have also seen acceleration in demand from Mainland China-based customers, with around 70 per cent of this business having an annual premium below US$5,000. We remain well placed to satisfy the growing demand for savings and protection products from both domestic and Mainland China customers.

Our joint venture with CITIC in China continues to perform well, with APE sales growth of 28 per cent and operations now in 64 cities. The second half of the year was marked by significantly higher levels of volatility in investment markets, which impacted single premium business through the bancassurance channel. However, regular premium sales remain strong, with growth of 34 per cent in the fourth quarter and 29 per cent for the year. Furthermore, sales of health and protection business nearly doubled during the year, contributing over 42 per cent of our APE sales in China. We are well prepared for the implementation in 2016 of China’s Risk Oriented Solvency System (C-ROSS) and we do not expect this to cause any issues for our business.

In Singapore, we continue to lead the market for regular premium products with a market share of 23 per cent7 and the largest agency force in the industry. During 2015, we have focused on growing regular premium agency-sourced protection sales, which has enhanced the mix of business and contributed to a 7 per cent increase in new business profit through this channel. Reflecting our proactive de-emphasis of universal life sales, and the effect of cessation of

06 Prudential plc Annual Report 2015 www.prudential.co.uk

distribution relationships with Maybank and Singpost, total APE sales were 13 per cent lower in 2015.

Indonesia continues to generate material levels of new business value for our Asia business, and the recurring regular premium nature of our in-force portfolio has driven a 21 per cent increase in IFRS operating profit. Our sales performance reflects both softer market conditions and the impact of deliberate, proactive actions to further improve the quality of our distribution. While this might affect shorter-term sales progression, it conserves value and positions us well to capitalise on the eventual upturn. Market conditions for new business sales remain challenging, with suppressed consumer sentiment making it harder to close sales, reflected in APE sales 11 per cent lower at £326 million. However, average agency case sizes increased by 9 per cent in 2015. We remain confident about our long-term prospects in Indonesia given the low insurance penetration levels and we are continuing to invest in building our agency force nationwide.

In Malaysia, we have seen continued success from our strategy to increase our penetration of the Bumi sector, where we are the largest provider with a 43 per cent share of the Takaful market. In addition to growing the agency force by 13 per cent, we have increased our activity in bancassurance with APE sales from this channel up 68 per cent. Overall APE sales increased by 17 per cent in the year. All our other markets have delivered good-quality growth. In the Philippines, we have continued to focus on the agency channel, with increased manpower and higher average case sizes driving APE sales growth of 20 per cent in this channel. Overall APE sales were up 9 per cent, reflecting our decision to be selective in how we participate in bancassurance. Thailand’s APE sales were up 12 per cent, driven by strong growth from our main bancassurance partners, United Overseas Bank and Thanachart. Vietnam had an excellent year, with APE sales growing 32 per cent on higher levels of agency activity. Our greenfield operations in Cambodia continue to move ahead well, with APE sales up 167 per cent. While our larger, more established markets are progressing well, our ability to execute across the spectrum, covering markets at different stages of development, is key to driving long-term, profitable growth in the region.

Our joint venture with ICICI Bank in India remains the leader in the private sector with a market share of 12 per cent and APE sales growth of 21 per cent. In Taiwan and Korea, we remain selective in our participation and as a result we are content to tolerate fluctuations in new business volumes. Both businesses have generated a higher level of IFRS operating profit.

Despite significant volatility in capital markets, Eastspring Investments, our Asia asset management business, delivered strong results in 2015, with record third-party net inflows of £6.0 billion, up 11 per cent on 2014. The businesses benefited from robust inflows into equity funds, including Asian equity funds in Japan, good investment performance in Korea and India driving excellent domestic flows and healthy net inflows into bond funds from our joint ventures in China and India. Total funds under management at

31 December 2015 were a record £89.1 billion, up 16 per cent on the prior year as a result of net inflows from both our third-party and our life businesses. The fundamentals of our Asian business remain compelling and we have the capabilities and market positions to be able to deliver long-term, profitable growth.

Our businesses and their performance – Asia page 18

US

Our US business delivered a strong performance in 2015, with total IFRS operating profit of £1,702 million, up 9 per cent (18 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 10 per cent (18 per cent on an actual exchange rate basis) to £1,691 million, driven by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the year, enabling Jackson to remit a record £470 million of cash to the Group (2014: £415 million), while maintaining a healthy balance sheet. Jackson’s risk-based capital ratio at the end of 2015 was 481 per cent, compared to 456 per cent at the end of 2014.

The US economy experienced uneven performance during 2015, with a noticeable deceleration in consumer spending and a contraction in business investment in the fourth quarter. Employment data was more positive, with non-farm payrolls in the last two months of the year exceeding expectations. This contributed to the Federal Reserve decision to increase the Federal Funds’ target rate by 25 basis points in December. The S&P 500 Index ended the year roughly in line with year-end 2014 levels and the 10-year treasury rate rose 10 basis points to 2.28 per cent at the end of 2015.

Overall, in 2015 the US competitive landscape remained relatively stable, although the industry continued to adjust its products and benefits in reaction to regulatory developments and economic conditions. Within variable annuities, providers are mainly choosing to modify their product offerings through reductions in fund availability and increased fees. With a final fiduciary rule expected from the US Department of Labor in the first half of 2016, we are working on contingency plans with the expectation of some changes to the rule, but the basic framework of the original proposal is presumed to remain intact. Given Jackson’s proven record of product innovation, best-in-class infrastructure, access to competitive intelligence and integration of product design with distribution, we believe we are well positioned to respond, adapt and take advantage of any market disruptions. Jackson achieved total retail APE sales of £1,606 million in 2015, broadly consistent with the levels in 2014. Including institutional sales, total APE sales increased 3 per cent to £1,729 million, driving an 8 per cent growth in new business profit to £809 million.

Total variable annuity APE sales of £1,512 million in 2015 remained flat compared to 2014, reflecting Jackson’s continued focus on proactively managing sales of products with living benefits to maintain an appropriate balance of revenue streams and match our annual risk appetite. The proportion of variable annuity sales without living benefits remains significant at 33 per cent of total variable annuity APE sales, broadly in line with last year. Elite Access continues to be the undisputed leader in the investment-only variable annuity market with APE sales of £314 million (2014: £335 million), with the proportion of business from non-qualified accounts representing 69 per cent of the total (up from 66 per cent in 2014). With £9.6 billion in assets since its launch in March 2012, Elite Access not only reflects Jackson’s strength in commercialising a low-cost, no-guarantee product but also in navigating a demand shift from qualified to non-qualified accounts. In relation to variable annuities with living benefit guarantees, during 2015 we introduced a broader range of living benefit features to policyholders, creating additional product capacity to meet the underlying customer demand. Overall, Jackson’s statutory separate account assets increased by 5 per cent, from £86.5 billion in 2014 to £91.0 billion in 2015 (up 11 per cent on an actual exchange rate basis), reflecting positive business flows.

Jackson’s strategy is unchanged, serving the 75 million US baby boomers as they enter retirement. We continue to price new business on a conservative basis, targeting value over volume, and the economics of our business remain very attractive. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. Our hedging programme continued to perform well throughout 2015 and under the recent volatility experienced in the markets. Our credit book is in good shape and we have continued to take actions to improve further its quality, increasing our treasury position and reducing our high-yield energy exposure. With this strategy, Jackson has been able to deliver

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 07

Group Chief Executive’s report continued

significant profitable growth across the cycle, and since 1 January 2008, has remitted nearly US$3.3 billion of cash to the Group. Our performance continues to demonstrate that Jackson’s approach has successfully translated into value for customers and into profits and cash for shareholders.

Our businesses and their performance – United States page 24

UK and Europe

Our UK business delivered strong growth in IFRS operating profit, new business profit and free surplus generation. We continue to execute successfully our UK strategy, focusing on our core strength of investment-based retail offerings, selective participation in the wholesale business segment and active management of our in-force book. Life IFRS operating profit was 60 per cent4 higher at £1,167 million and includes £339 million from the positive impact of specific management actions undertaken in the second half to position the balance sheet more efficiently under the new Solvency II regime, which are not expected to recur going forward. Cash remitted to the Group increased to £331 million (2014: £325 million).

In 2015, APE sales grew 23 per cent4 to £1,025 million, with a consequent 23 per cent4 increase in new business profit to £318 million. These results demonstrate the strength of our customer propositions in retail risk-managed investment products, combined with our diversified distribution capability. In 2015 we continued to participate in the pensions de-risking market in a disciplined manner, and delivered a robust performance from this sector.

Our retail business achieved APE sales growth of 32 per cent to £874 million (2014: £663 million4) driven by a growing demand for our savings and retirement products

£3,050m

underlying free surplus generation

15%

increase on 2014

08 Prudential plc Annual Report 2015

and specifically the distinctive PruFund range, with momentum increasing through the year as additional products and services came online including PruFund ISA, Flexible Income Drawdown and our simplified non-advised drawdown Pension Choices Plan. Our capabilities in multi-asset investing, the strength of our brand and diversified distribution, collectively position us well to meet evolving customer needs in a post-pension freedoms retirement market. Retail new business profit increased by 31 per cent4, benefiting from increased sales volumes partially offset by a lower contribution from individual annuity sales. APE sales of individual annuities decreased by 46 per cent from 2014 levels to £57 million and now represent 7 per cent of retail sales. Demand for our PruFund multi-asset funds among our target customer base remains strong as customers continue to be attracted by both the performance track record and the benefits of a smoothed return in managing market volatility and reducing customer investment risk. Our successful launch in February 2015 of the PruFund range of investment funds within an ISA wrapper generated APE sales of £73 million, with assets under management totalling £674 million at the end of December 2015. In total across all products, PruFund APE sales of £574 million increased by 82 per cent, with total assets under management having increased 42 per cent since the start of the year to £16.5 billion.

Onshore bonds APE sales of £258 million increased by 11 per cent and offshore bonds APE sales of £75 million rose by 21 per cent over the previous year. Reflecting increased demand for our wider range of retirement solutions post-pension reforms, income drawdown APE sales have almost trebled to £102 million and individual pensions APE sales have more than doubled to £150 million compared to 2014. We continue to diversify our product portfolio in response to the expanding market for flexible retirement income and pensions products.

Corporate pensions APE sales of

£152 million were 3 per cent higher than in 2014. We remain the largest provider of additional voluntary contribution plans within the public sector, where we provide schemes for 73 of the 101 public sector authorities in the UK (2014: 72 of the 99). Our bulk annuity business concluded four deals, generating APE sales of £151 million (2014: £171 million, seven deals), new business profit of £117 million (2014: £105 million) and IFRS operating profit of £89 million (2014: £105 million). In 2015, our approach to bulk transactions in the UK continued to be one of disciplined participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements. The implementation of Solvency II has increased significantly the capital intensity of annuity business and this will significantly reduce our appetite to transact bulk business going forward.

In Poland, our life business continues to grow steadily. The business now has 18 branches across the country and 597 financial planning consultants. Its success demonstrates our ability to build a new business franchise by transferring our existing product and distribution strengths to new markets.

Our strategy in the UK and Europe remains to leverage our investment expertise, distribution scale and well established brand in order to deliver capital-light profitable growth in retail investment products, while managing our in-force business to generate long-term earnings and cash.

Our businesses and their performance – United Kingdom – Insurance and investments page 28

Africa

During 2015, we continued to develop our businesses in Sub-Sahara Africa. We entered the Uganda insurance market through the acquisition of Goldstar Life Assurance in June 2015 and established bank distribution agreements with Societe Generale and Fidelity Bank in Ghana, and with Standard Chartered in Kenya. In January 2016, we announced entry into Zambia via our acquisition of Professional Life Assurance. Once regulatory approval is received for the Zambia acquisition, our footprint in Africa will have expanded to four countries with access to nearly 1,300 agents and 200 bank branches.

M&G

M&G’s focus on producing superior long-term investment returns, coupled with well established distribution in the UK and across Europe, underpins its financial results. IFRS operating profit of £442 million was broadly in line with 2014, with cash remittances to Group of £302 million, up 6 per cent. At the end of 2015 M&G’s total funds under management were 7 per cent lower at £246.1 billion (2014: £264 billion), with external funds under management of £126.4 billion accounting for 51 per cent of the total, compared with 45 per cent five years ago. Despite outflows in 2015, M&G’s total funds under management have grown from £198.3 billion at the end

www.prudential.co.uk

Mike Wells with Prudential’s Group Executive Committee

Standing, left to right: Alan Porter, Jonathan Oliver, John Foley, Michael McLintock, Al-Noor Ramji, Julian Adams, Tim Rolfe. Seated, left to right: Barry Stowe, Penny James, Mike Wells, Nic Nicandrou, Tony Wilkey. Further details on page 371.

of 2010 to £246.1 billion at the end of 2015, reflecting M&G’s continued focus towards innovation and asset class diversification. Gross retail and institutional inflows amounted to £33.6 billion (2014: £38.0 billion). Redemptions in the retail business, however, resulted in overall net outflows of £7.0 billion in 2015. Retail net outflows of £10.9 billion (2014: net inflows of £6.7 billion) were partially offset by institutional net inflows of £3.9 billion (2014: £0.4 billion).

In the fourth quarter of 2015, M&G experienced net retail outflows of £3.5 billion, including £2.4 billion from Europe. This reflected the continuation of a market-wide change in investor sentiment away from fixed income, against a backdrop of high levels of volatility and macroeconomic uncertainties, conditions that have continued into the early part of 2016. Our strategy of diversification by asset class has helped attract good net inflows into several M&G multi-asset funds (totalling £2.0 billion) and into our retail property fund (£0.5 billion) in 2015. At the end of 2015, retail funds under management were 18 per cent lower at £60.8 billion (2014: £74.3 billion). Retail funds under management from Continental Europe represent 39 per cent of total retail assets.

A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed-income markets, including leveraged finance and infrastructure investment. Net institutional inflows were £3.9 billion, compared with £0.4 billion in 2014. The M&G Alpha Opportunities Fund has been particularly popular with institutional investors, attracting £2.0 billion of net inflows during 2015.

M&G had a multi-billion-pound pipeline of institutional commitments at the end of

www.prudential.co.uk

2015 across a diverse range of fixed income, real estate and alternative investment strategies that have yet to be invested. External institutional funds under management increased 5 per cent in 2015 to £65.6 billion (2014: £62.8 billion). M&G’s disciplined approach to cost management is reflected in a small improvement in the cost-income ratio to 57 per cent (2014: 58 per cent), despite the impact of lower revenues from reductions in the level of average assets managed. On 1 February 2016, Michael McLintock announced that he is retiring as Chief Executive of M&G Investments after 19 years in the role. I would like to thank Michael for his exceptional contribution to M&G over the last two decades. Under his leadership M&G has grown to become one of Europe’s largest fund managers by offering innovative investment solutions to meet the needs of our customers and clients. I wish him all the very best for the future. He will be succeeded later this year by Anne Richards, whose prior role was Chief Investment Officer and Head of EMEA at Aberdeen Asset Management. Anne joins the Board in June 2016.

M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital-efficient profits and cash generation for the Group.

Our businesses and their performance – United Kingdom – Asset management page 32

Capital and risk management

We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently for the Group. Our Solvency II outcome, following approval by the Prudential Regulation

Authority of our internal model in

December 2015, underscores the strength and resilience of the Group’s capital position. At 31 December 2015, Group Solvency II capital surplus8,9 was estimated at £9.7 billion, which is equivalent to a Group Solvency II capital ratio of 193 per cent.

Based on the Insurance Groups Directive solvency measure, our surplus position9 at 31 December 2015 was estimated at £5.5 billion (31 December 2014: £4.7 billion10), equivalent to a cover of 2.5 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2015. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence), which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per

Annual Report 2015 Prudential plc 09

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Group Chief Executive’s report continued

share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Full-year dividend pence per share

Special 10.00 dividend

33.57 36.93 38.78 29.19 25.19

2011 2012 2013 2014 2015

+5%

over 2014 full-year ordinary dividend

Outlook

The strength of our 2015 results demonstrates the successful execution of our strategy and our distinctive ability to deliver profitable growth across the cycle. Asia remains at the heart of the Group and our progress this year is underlined by the strong growth that we have delivered across sales, earnings and cash from the region. This has been well complemented by our disciplined progress in our more mature markets of the US and the UK. The current significant macroeconomic uncertainty and market instability is resulting in a more unpredictable near-term

£9.7bn

Group Solvency II capital surplus

193%

Group Solvency II capital ratio

10 Prudential plc Annual Report 2015

outlook for global growth prospects. While this creates a headwind for our fee-based businesses, our progress continues to remain underpinned by the structural demand for regular premium savings and protection products in Asia. Through proactive management of our product mix and balance sheet and the growing scale of stable, recurring income from our in-force portfolio, the Group has the flexibility and resilience to adapt to changes in the market and deliver robust earnings and shareholder value.

The Group’s strategy remains centred on the long-term opportunity of servicing an increasingly self-reliant middle class through the provision of savings globally and health and protection in Asia. We have premium franchises in our chosen markets of Asia, the US and the UK, with significant structural competitive advantages to deliver effectively conservative products to protect our consumers’ health and wealth and provide absolute and good relative returns to our shareholders. In Asia, the growing savings and protection needs of a rapidly emerging and increasingly wealthy population underpin our long-term, structural growth prospects in the region. The high-quality, recurring nature of our income and the scale and diversity of our pan-regional platform position us well to smooth out the inevitable country-level fluctuations to deliver value across the cycle.

In the US, our business is focused on the provision of products for the savings and income needs of the baby boomers entering retirement. While the proposed Department of Labor regulations are likely to reduce the access to valuable retirement products and services to the American middle class, our competitive advantages of superior product performance, low costs and strong commercialisation skills align the business well to meet these growing needs in the new landscape. We are in the advanced stages of executing our contingency plans, which are designed to underpin our future prospects for both earnings and cash.

In the UK, our life business is proving adept at navigating the significant changes brought about by pension reforms and is successfully extending its product offering to meet evolving consumer needs. In asset management, M&G is currently experiencing headwinds but benefits from its scale and the diversity of its asset base. Our well regarded brands, investment performance track record and strong market positioning are key attributes that support our execution in this market.

We remain well capitalised with a defensive, high-quality balance sheet. The disciplined execution of our strategy, underpinned by the recurring income and cash-generating nature of our business, positions us well to continue to deliver sustainable, long-term profitable value to both our customers and shareholders.

Mike Wells

Group Chief Executive

Notes

1 The comparative results referenced above and elsewhere in this document have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer’s report on our 2015 financial performance.

2 Recurring income from Asia in-force book represents external renewal gross earned premiums (including joint ventures).

3 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

4 Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

5 Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

6 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at

31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

7	Source: based on Life Insurance Association, Singapore data as at December 2015.

8 The methodology and assumptions used in calculating the Group Solvency II capital results are set out in note II (c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by the Prudential Regulation Authority in December 2015.

9 Before allowing for second interim ordinary and special dividends.

10 Before allowing for 2014 final dividend. www.prudential.co.uk

Strategic report

12 Our world

14 Our strategy

15 How our business works

16 Measuring our performance

18 Our businesses and their performance 18 Asia 24 United States

28 United Kingdom – Insurance and investments 32 United Kingdom – Asset management

36 Chief Financial Officer’s report on our 2015 financial performance

49 Group Chief Risk Officer’s report on the risks facing 2 our business and how these are managed

57 Corporate responsibility review

Prudential RideLondon Our communities

In 2015 Prudential RideLondon, the world’s biggest festival of cycling, was a great success, raising more than £12 million for charity. Find out more on page 64.

www.prudential.co.uk Annual Report 2015 Prudential plc 11

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Our world

Prudential plc is an international financial services group serving around 24 million insurance customers and with £509 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

24m 4

life customers worldwide stock exchange listings

£509bn 167 years

assets under management of providing financial security

Premium franchises, best-in-class capabilities

United States

Jackson

Founded over 50 years ago, Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 75 million baby boomers. Jackson’s pursuit of excellence in product innovation and distinctive distribution capabilities have helped it forge a solid reputation for meeting customer needs. Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

Premier retirement income player

18%

market share variable annuities1

US$199bn+

of statutory admitted assets2

Our businesses and their performance – United States page 24

United Kingdom

Prudential UK & Europe

Founded in the UK in 1848, Prudential is a long-established leading provider of life and pensions, with a relentless focus on the needs of the age cohorts where wealth is most heavily concentrated. Our core strengths in with-profits and retirement are underpinned by our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and widely recognised brand. These attributes position Prudential UK well to meet customer needs in the UK’s evolving marketplace.

Well recognised brand with strong track record

£104bn

funds under management in with-profits funds3

£16bn+

PruFund funds under management2

Our businesses and their performance – UK – Insurance and investments page 28

12 Prudential plc Annual Report 2015 www.prudential.co.uk

United Kingdom

M&G
M&G has been investing money for individual and institutional clients for over 80 years. M&G has grown to be one of Europe's largest retail and institutional fund managers by developing its expertise in active investment. M&G has a conviction-led and long-term approach to investment, developing a deep understanding of the companies and organisations in whose equities, bonds or property it invests.

Well recognised brand with strong track record

2nd
largest retail fund manager in the UK[4]

£246bn+
funds under management[2]

Our businesses and their performance – UK – Asset management page 32

Asia

Prudential Corporation Asia
Prudential Corporation Asia has leading insurance and asset management operations across 14 markets in Asia and serves the emerging middle class families of the region's outperforming economies. Prudential has been operating in Asia for over 90 years and has built high performing businesses with effective multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a widely recognised brand.

Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

Leading pan-regional franchise

Top 3
position in nine out of 12 life markets

£89bn+
funds under management[2]

Our businesses and their performance – Asia page 18

Notes
1 Source: Morningstar Annuity Research Center 3Q2015.
2 As of 31 December 2015.
3 Excluding Scottish Amicable Insurance Fund.
4 By total UK Assets under management.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 13

Our strategy

Our clear and consistent strategy utilises our capabilities, footprint and scale to serve the global savings and Asian protection needs of an increasingly self-reliant middle class to create long-term value for our customers and our shareholders. We focus on three markets, Asia, the US and the UK, where we see continued growing demand for our products.

The US baby boomer generation is the wealthiest demographic in the global economy. Over the next 20 years they will be retiring at a rate of 10,000 per day, creating significant demand for solutions to best help retirees with their retirement challenges.

In Asia there is a growing and increasingly affluent middle class which by 2020 is forecast to become 1.9 billion people and represent over half of the global middle class. This group is increasingly wealthy but largely uninsured and has significant and growing savings, accumulation, health and protection needs.

The UK has an ageing population which remains under-saved for the long term. This will drive increasing demand for savings products and retirement income solutions which will provide opportunities for both life insurers and asset management.

alth and he pr

, o s t g ec n i t i a v o

S n

Asia

Significant protection gap and investment needs of the middle class

Self-reliant global middle class S s US UK g Transition of Savings gap and a v n i i baby boomers ageing population in need n v a g into retirement of returns and income

S s

To capture these opportunities we:

Focus on customers and distribution

Our customers are at the heart of the decisions we make. We focus on understanding our customers’ needs and requirements in each of our chosen markets as we believe that in order to do well for our shareholders we must first serve our customers. We consistently develop our product portfolio, designing it around our customers’ needs and providing them with peace of mind, whether that be in relation to saving for retirement or insuring against the risks of illness, death or critical life events. Satisfied customers become our advocates, recommending our products and services to their friends and families. Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution capabilities helps ensure that we fully capitalise on the opportunities available to us in each of our regions.

14 Prudential plc Annual Report 2015

Leverage strength and scale, and proactively manage risk

Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. In spite of the challenging macroeconomic environment we continue to strengthen our capital position through generation of organic earnings and specific management actions, which since 2010 include:

— Controlling sales of US variable annuities in a manner that appropriately balances value, volume, capital generation and balance sheet risk; and

— Longevity reinsurance and asset portfolio optimisation in our UK life businesses.

Allocate capital with discipline, focusing on long-term returns

We rigorously allocate capital to the highest-return products and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact on our capital generative growing in-force portfolio and, in turn, has transformed the capital dynamics of our Group. For example, the free capital generated from our in-force operations reached £3.8 billion in 2015 compared to £2.4 billion five years ago (on an actual exchange rate basis). This transformation enabled our business operations to remit £1,625 million to the Group in 2015, compared to £1,105 million in 2011.

Provide balanced metrics and disclosures

We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our stakeholders to fairly assess our long-term performance. We have three main objectives:

— To demonstrate how we generate profits under the different accounting regimes;

— To show how we think about capital allocation via measures that highlight the returns we generate on capital invested in new business; and

— To highlight the cash generation of our business, which over time is the ultimate measure of performance.

www.prudential.co.uk

How our business works

We provide protection and savings opportunities to our customers, social and economic benefits to the communities in which we operate, jobs and opportunities to our employees and long-term value for our investors. By offering security, pooling savings and making investments, we help to drive the cycle of growth.



Brands and distribution
Trusted brands and effective distribution channels help us understand customers' needs, attract new monies and retain existing assets
Capabilities
Strong capabilities in attractive markets, product innovation, customer retention, attract/retain talent and focus on efficiency, automation and risk management
Customers
We focus on customers' protection and savings needs, providing products that give them financial security
Products
Utilising our capabilities, footprints and scale we design innovative products that align with customer needs

Life insurance

Invest customers' savings in a way that reflects their personal needs and risk tolerance. Provide financial protection to customers for adverse events

Asset management

Generate valuable returns for our customers through good investment performance

Shareholders

Generate value for shareholders through fee and other income for managing customers' savings and through insurance underwriting profits on financial protection products

Generate value for shareholders through fee income from managing customers' investments

Delivering for our stakeholders

We create financial benefits for our investors and deliver economic and social benefits for our customers, our employees and the societies in which we operate

Customers
Providing financial security and wealth creation

24m
life customers

Investors
Growing dividends and share price performance enhances shareholder value

187%
total shareholder return[1] achieved since 2010

Employees
Providing an environment with equal opportunities, career potential and rewards enabling us to attract and retain high-quality individuals to deliver our strategy

23,507
employees worldwide

Societies
Supporting societies where we operate, through investment in business and infrastructure, tax revenues and community support activities

£4.8bn
total investment[2] in the economy

Notes
1 Total shareholder return represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the ex-dividend date.
2 Includes investment in business and infrastructure of £1.8 billion, total tax payments of £3.0 billion and total community investment of £21.7 million.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 15

Measuring our performance

To create sustainable economic value for our shareholders we focus on delivering growth and cash while maintaining appropriate capital

Profit, cash and capital

Prudential takes a balanced approach to performance management across IFRS, EEV and cash. We aim to demonstrate how we generate profits under different accounting bases, reflecting the returns we generate on capital invested, and highlight the cash generation of our business.

What we measure and why

Performance[1]

IFRS operating profit[2] £m

IFRS operating profit is our primary measure of profitability. This measure of profitability provides an underlying operating result based on longer-term investment returns and excludes non-operating items.


CAGR
+20%
2,017
2,520
2,954
3,186
4,007
2011
2012
2013
2014
2015

— Group IFRS operating profit in 2015 increased by 22 per cent on a constant exchange rate basis (26 per cent on an actual exchange rate basis), compared to 2014, reflecting strong growth in our life businesses, with Asia up 16 per cent, the US up 10 per cent and the UK up 60 per cent, on a constant exchange rate basis.

EEV new business profit[3] £m

Life insurance products are, by their nature, long term and generate profit over a significant number of years. Embedded value reporting provides investors with a measure of the future profits streams of the Group. EEV new business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting.


CAGR
+16%
1,433
1,536
1,791
2,115
2,617
2011
2012
2013
2014
2015

— EEV new business profit in 2015 increased by 20 per cent on a constant exchange rate basis (24 per cent on an actual exchange rate basis), compared to 2014, driven by higher volumes.

EEV operating profit[3] £m

EEV operating profit is provided as an additional measure of profitability. This measure includes EEV new business profit, the change in the value of the Group's long-term in-force business, and profit from our asset management and other businesses. As with IFRS, EEV operating profit reflects the underlying results based on longer-term investment returns.


CAGR
+14%
2,868
2,937
3,174
4,096
4,881
2011
2012
2013
2014
2015

— Group EEV operating profit in 2015 increased by 16 per cent on a constant exchange rate basis (19 per cent on an actual exchange rate basis), compared to 2014, reflecting higher new business profits and higher contributions from the in-force business.

Group free surplus generation[4] £m

Free surplus generation is used to measure the internal cash generation of our business units. For insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit for the period.


CAGR
+11%
1,982
2,080
2,462
2,579
3,050
2011
2012
2013
2014
2015

— Underlying free surplus in 2015 increased by 15 per cent, on a constant exchange rate basis (18 per cent on an actual exchange rate basis), compared to 2014, driven by growth of the in-force portfolio, and continued discipline in the investment made to support new business growth.

16 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

What we measure and why

Performance[1]

Business unit remittances £m

Remittances measure the cash transferred from business units to the Group. Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend (after corporate costs) and the use of cash for reinvestment in profitable opportunities available to the Group.


CAGR
+9%
1,105
1,200
1,341
1,482
1,625
2011
2012
2013
2014
2015

— Business unit remittances increased by 10 per cent in 2015, compared to 2014, with significant contributions from each of our four major business units.

IGD capital surplus[5] £bn

During 2015, Prudential was subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings[6]. No diversification benefit is recognised.


4.0
5.1
5.1
4.7
5.5
2011
2012
2013
2014
2015

— Our estimated IGD capital surplus at the end of 2015 before allowing for dividends[5] covered the capital requirements 2.5 times.

Group Solvency II capital surplus[5,7] £bn

Replacing the IGD capital regime, from 1 January 2016 Prudential will be subject to the risk-sensitive solvency framework required under European Solvency II Directives (Solvency II) as implemented by Prudential Regulation Authority in the UK. The Solvency II surplus represents the aggregated capital (own funds) held by the Group less solvency capital requirements.


Solvency ratio
193%
20.1
10.4
Surplus
£9.7bn
Own funds
Solvency capital requirement

— The Group has a strong Solvency II capital position, with an estimated Group Solvency II capital surplus of £9.7 billion[5] and a solvency coverage ratio of 193 per cent.

Chief Financial Officer's report on our 2015 financial performance page 36

2017 objectives[8]

We are making good progress towards the objectives we announced in December 2013:

	2012 £m[11]	2013 £m	2014 £m	2015 £m	CAGR (since 2012) %	2017 Objectives[8]
Asia objectives						
Asia life and asset management IFRS operating profit						
Reported actuals	924	1,075	1,140	1,324		
Constant exchange rate[9]	901	1,075	1,260	1,468		>£1,858 million
Constant exchange rate change % (year-on-year)		19	17	17	18	>15% CAGR
Asia underlying free surplus generation[4,10]						
Reported actuals	484	573	592	673		
Constant exchange rate[9]	471	573	662	765		£0.9 – £1.1 billion
Constant exchange rate change % (year-on-year)		22	16	16		

	Actual 1 Jan 2014 to 31 Dec 2015	Objective 1 Jan 2014 to 31 Dec 2017
Group objective for cumulative period 1 January 2014 to 31 December 2017		
Cumulative Group underlying free surplus generation from 2014 onwards	£5.6bn	> £10bn

Notes

1 The comparative results shown above have been prepared using actual exchange rate (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown in financial tables in the Chief Financial Officers' report on our 2015 financial performance. CAGR is Compound Annual Growth Rate.

2 The basis of IFRS operating profit based on longer-term investment returns is discussed in note B1.3 of the IFRS financial statements. The IFRS profit before tax attributable to shareholders have been prepared in accordance with the accounting policies discussed in note A of the IFRS financial statements.

3 The EEV basis results have been prepared in accordance with the EEV principles discussed in note 1 of EEV basis supplementary information.

4 Free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations.

5 Estimated before allowing for second interim ordinary and special dividends. IGD Capital Surplus for 2014 and comparative years estimated before allowing for final dividend.

6 Excludes subordinated debt issues that qualify as capital.

7 Excludes surplus in ring-fenced policyholder funds. The methodology and assumptions used in calculating the Group Solvency II capital results are set out in note II(c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group's Solvency II internal model, approved by Prudential Regulation Authority in December 2015.

8 The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

9 Constant exchange rate results translated using exchange rates as at December 2013.

10 The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company in Taiwan.

11 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company in Taiwan.

www.prudential.co.uk
Annual Report 2015 Prudential plc 17

Our businesses and their performance

Asia

Serving the savings, health and protection needs of the growing and increasingly affluent Asian middle class



Performance highlights

- Performance is on track to deliver the 2017 financial objectives
- Continued delivery across key value creation metrics. On a constant exchange rate basis, new business profit up 28 per cent, total IFRS operating profits up 17 per cent and free surplus generation up 16 per cent
- Agency headcount up 13 per cent; APE per active agent up 25 per cent
- Strong growth from major bancassurance partners
- More than 25 per cent of APE sales comes from products launched in past 24 months
- Record third party net in-flows in Eastspring Investments

New business profit[1] £m


811
982
1,139
1,162
1,490
2011
2012
2013
2014
2015

Total IFRS operating profit £m


774
51*
924
1,075
1,140
1,324
2011
2012
2013
2014
2015

*Gain on sale of China Life Insurance Company in Taiwan

Net cash remittances £m


206
341
400
400
467
2011
2012
2013
2014
2015

Eastspring Investments funds under management £bn


50
58
60
77
89
2011
2012
2013
2014
2015

18 Prudential plc Annual Report 2015 www.prudential.co.uk

Market overview



'Asian families have very clear financial protection gaps and savings needs but these are significantly underserved by the industry.

We have a responsibility to do a much better job of reaching these people and providing them with appropriate products and advice.'

Tony Wilkey
Chief Executive,
Prudential Corporation Asia

Asia's economic transformation continues to generate material increases in personal wealth and drives significant demand for solutions to individuals' financial planning needs. During 2015, macroeconomic and geopolitical turbulence continued to create some challenges but the long-term potential remains compelling.

The degree of state-sponsored financial provision for healthcare and other social services varies by market, but is typically very basic, and it is widely appreciated that the private sector has a very important complementary role. Protection gaps remain high and the regulators have tasked the industry with improving levels of financial literacy and addressing this issue. Consequently, the regulations governing the industry continue to evolve in largely positive ways with good outcomes for customers and shareholders.

There is a healthy competitive environment with a good mix of domestic, regional and international companies operating in the markets. However, barriers to entry remain high in terms of the availability of new licences, the need for significant capital investment and the challenges in building distribution scale and quality.

Given the low penetration rates of insurance and investment products we see considerable growth opportunities over the long term.

Favourable demographic and economic trends

Asia (excluding Japan) is leading the world in terms of GDP growth. In the period 2014 to 2020, it is expected to generate around US$7.0 trillion[2] of new GDP, more than the US and the other advanced economies combined.

GDP growth in Prudential Corporation Asia's markets US$trn



+US$7trn
17.1
24.1
2014
2020

Growing middle class bn



+700m people
1.2
1.9
2010
2020

Source: Based on IMF and includes China, Cambodia, Hong Kong, India, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand and Vietnam.

Our strategy

Prudential has built a well diversified Asian platform that matches our distribution and product strengths to each market's long-term opportunities in the life sector, and maximises our asset-gathering capabilities in the region's investment management industry.

Our strategy page 14



Savings, health and protection
Asia
Significant protection gap and investment needs of the middle class
Self-reliant global middle class
US
Transition of baby boomers into retirement
UK
Savings gap and ageing population in need of returns and income
Savings
Savings

www.prudentialcorporation-asia.com

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 19

Our businesses and their performance continued

Prudential Corporation Asia is a powerful franchise with a wide footprint in the right markets, established go-to market capabilities and superior brand strength.

A platform for growth

Asia population
3,302m

Prudential customers
14m

Prudential agents
500,000+

Prudential bancassurance branches
10,000

A trusted brand and market leader in Asia

Distribution


Customers
Other 11%
Banca 30%
Agency 59%

- Proven multichannel model
- Over 500,000 agents
- Selling through over 10,000 bank branches

Product


Customers
Linked 23%
Protection 26%
Savings 51%

- All season product solutions
- >25% APE from new products[3]
- Pioneering service proposition

Platform

- We've been working in Asia since 1923
- Top 3 position in nine out of the 12 life markets
- Top decile brand awareness[4]

Asset management

- Strong presence in Asia
- Circa £90 billion funds under management
- Operating in 10 major Asian markets[5]

Vietnam

Market ranking[5]	1st
Population	92m
Penetration[6]	0.7%

Long-term industry leader
- Strong presence in major cities and all 63 provinces
- 97 per cent brand recognition
- 1.3 million customers
- Circa 100,000 agents, one third of industry

UAE[8]

Population	9.3m

Thailand

Market ranking[5]	9th
Population	69m
Penetration[6]	3.6%

Excellent bancassurance platform
- APE has grown 2.7 times since acquisition of Thanachart Life in 2013
- Access to 800 branches nationwide with partners – Standard Chartered Bank, United Overseas Bank and Thanachart Bank

Cambodia

Market ranking[5]	1st
Population	16m
Penetration[6]	0%

20 Prudential plc Annual Report 2015 www.prudential.co.uk

India

Market ranking5 1st Population 1,276m Penetration6 2.6%

China

Market ranking5 3rd Population 1,375m Penetration6 1.7%

Successful joint venture

— Operating in 64 cities

— 50 per cent increase in number of active agents during 2015

— Broad range of bank partners – regional, national, international

Korea

Market ranking5 17th Population 51m Penetration6 7.2%

Hong Kong

Market ranking5 2nd Population 7m Penetration6 12.7%

Resilient distribution platform

— Leading insurer with scale in agency and bank distribution

— 2015 saw a 39 per cent increase in active manpower and a 27 per cent increase in productivity

— Successful partnership with Standard Chartered Bank now in 18th year

— Product innovations drive new customer acquisition and repeat sales

Japan8

Population 127m

Taiwan

Market ranking5 16th Population 23m Penetration6 15.6%

Philippines

Market ranking5 2nd Population 101m Penetration6 1.6%

Rapidly scaling up distribution

— Almost tripled agency size in less than three years

— Expanding across country

— Improving efficiency – 80 per cent of policies now processed ‘straight through’

— Market leader in linked-with-protection policies

Malaysia

Market ranking5 1st Population 31m Penetration6 3.1%

Well positioned to capture emerging opportunity in Bumi segment

— Largest agency in the industry

— Most productive bancassurance relationships

— Pioneer in linked policies with riders for flexible savings and protection

— 43 per cent7 market share of Takaful (Sharia compliant) life business.

www.prudential.co.uk

Singapore

Market ranking5 2nd Population 6m Penetration6 5%

Professional agency complemented by a distinctive range of bank partners

— Market-leading PruShield product drives customer acquisition

— Number one for regular premium new business

— Focus on ‘value over volume’; agency new business profit up 7 per cent over prior year

Indonesia

Market ranking5 1st Population 255m Penetration6 1.1%

Unmatched platform with scale and geographic reach

— Over 400 agency offices across country

— Largest agency force

— High-tech agency training and licensing

— ‘All-in-one’ product solution combines protection, investment and savings

— Conventional and Takaful options

— Value-add services such as PRUHospital Friends

Annual Report 2015 Prudential plc 21

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Our businesses and their performance continued

More mortality cover US$trn

Mortality Protection Gap

Income to maintain living Life Insurance standards

Savings

US$50trn

Mortality protection gap

More health cover US$bn

Health Protection Gap

Total future healthcare costs Projected expenditure to cover future healthcare

US$161bn

Gap in healthcare protection by 2020

Better use of savings

19% 11% 28% 50%

61%

31%

North Asia America ex Japan

Cash Equities Bonds

2x

proportion of savings in cash higher than the US

Source: Based on Swiss Re report and includes Hong Kong, India, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand and Vietnam; BCG wealth 2015.

22 Prudential plc Annual Report 2015

Strong demand for savings and protection products

As people move into the middle class, their increased wealth and higher income give them the opportunity to make financial plans for the first time. Typically the priority is to provide protection for their families and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market in Asia but generally fall well below the levels people need to sustain their families’ lifestyle in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally, Asians would have relied on their children to provide for them in their retirement but with family sizes decreasing people are increasingly making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and their financial needs become more sophisticated.

Evolving regulatory environment

Each Asian market has evolved its own regulatory regime depending on the heritage of the industry, experiences and developmental priorities.

Regulators across the region are generally keen to promote the growth of the life insurance industry as they appreciate the social utility of providing financial security to individuals, and the way insurers can channel unproductive cash savings into long-term investments in the economy. However, they are imposing higher standards on the industry and monitoring compliance more actively, with increasing focus on the quality of advice distributors provide and the suitability of the products offered. Although assessments of solvency can vary considerably market by market, there is increasing convergence on risk-based calculations.

What we do and how we do it

Although Prudential has been operating in Asia for over 90 years, we began building our regional business in earnest in 1994 with the establishment of Prudential Corporation Asia. Since then, Prudential Corporation Asia has entered new markets, added considerable agency scale and launched bank distribution, developed product capabilities – particularly unit-linked with protection – and built a customer-centric brand anchored on the tag line ‘Always Listening, Always Understanding’.

Today, Prudential Corporation Asia is focused on leveraging this platform to grow in a disciplined way for the benefit of our customers, shareholders and communities. Success is defined by metrics that ensure we deliver volume, value and good service.

Market participation

Each market is unique and our overarching regional strategy is very specifically tailored to the opportunities that reflect the many differences in each country, including its stage of economic development, cultural preferences, regulation, the competitive landscape and our own risk appetite.

Life insurance distribution

Prudential Corporation Asia is well positioned in terms of its scale and diversity of distribution. Over 500,000 agents produce around 60 per cent of sales, with the remainder mainly coming from bancassurance that includes exclusive agreements with Standard Chartered Bank, UOB and Thanachart. At the core of our distribution model is face-to-face interaction with customers that delivers high-quality, needs-based advice.

Products

Our product portfolio is tailored to suit the savings and protection needs of customers in each market.

For example, in markets such as Indonesia and Malaysia there is a high demand for regular premium unit-linked policies that provide coverage for hospital and surgical and critical illnesses, combined with savings for items such as children’s education. In Hong Kong, there is high demand for participating products where the smoothed investment returns are particularly appealing as part of a broader financial plan.

www.prudential.co.uk

Our customers in focus

Shane from the Philippines has been a Prudential customer for five years, and holds a PRULink Exact Protector policy, with the additional optional riders Life Care Benefit, Personal Accident, Hospitalisation Income and Waiver of Total and Permanent Disability.

'Last year, my father got hospitalised. We were devastated, not only emotionally but also financially, that my siblings and I had to chip in to make ends meet. To make things worse, I also needed money for my son's tuition fee as the start of classes was fast approaching. We would have been in deep financial trouble if not for PRULink Exact Protector (PEP) 10, my life insurance with Pru Life. I was hesitant to get one at first, but these kinds of unforeseen events prove life insurance to be a vital investment for everyone – through the withdrawals PEP 10 allowed me to make, my father's hospitalisation and my son's tuition fee were both covered. Now, my dad is happily recovering, my son is enjoying learning at school, and I'm incredibly grateful to have gotten claims when I needed them the most.'

Launched in 2011, PRULink Exact Protector is an investment-linked life insurance plan that offers both insurance protection and savings, providing customers with peace of mind. An investment-linked plan, it allows customers to align their premium payments with their investment strategy and provides a choice of funds.[9]



Customers

Prudential Corporation Asia has over 14 million life insurance customers and over 22 million in-force policies. We actively monitor customer satisfaction levels across multiple indicators, but key statistics are the numbers of customers who keep their policies (our retention rate is over 90 per cent), and the number of customers who buy more policies from us (in 2015 more than 38 per cent of APE sales were from existing customers), reflecting the success of our advice-driven approach and that customers appreciate the value of the products we provide.

Innovations in service are also important to customer satisfaction. Some are technology based, such as e-submissions (up 35 per cent in 2015) and automated underwriting, but a key component is also innovation with the 'human touch' such as Singapore's PRUhealthcare assist.

Asset management

Eastspring Investments, Prudential's asset management business in Asia, manages investments for Prudential's Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients.

The asset mix is well balanced with 50 per cent equities, 43 per cent fixed income and 7 per cent money market. Around 54 per cent of funds have outperformed their benchmarks over a three-year period. Eastspring Investments has been building expertise in infrastructure, negotiated credit and quantitative investment capabilities.

Eastspring Investments funds under management £bn


50.3
31.1
19.2
2011
58.1
36.5
21.6
2012
59.9
37.7
22.2
2013
77.3
47.2
30.1
2014
89.1
52.8
36.3
2015
Internal*
External

*Invested by Prudential's insurance funds

Corporate social responsibility activities

Prudential is a committed member of the communities where we operate, and through the Prudence Foundation we drive social responsibility activities, with a focus on providing disaster relief, promoting financial literacy and children's education.

During 2015, Prudential extended its highly successful children's financial literacy programme, 'Cha-Ching' and launched the second stage of the SafeSteps programme, focusing on road safety with ambassador Michele Yeoh. For more information on these and other initiatives, see the Corporate responsibility review on page 57.

Notes

1 Agency excluding India.
2 Prudential estimates based on IMF data - October 2013.
3 Based on products launched over the past 24 months.
4 Top decile in five of seven countries in South-east Asia and Hong Kong.
5 Prudential's rank in insurance market by new business APE. Based on formal (competitors' results releases, local regulators, insurance associations) and informal (industry exchange) market share data.
6 Market penetration sourced from Swiss Re - based on insurance premiums as a percentage of GDP in 2014 (estimated).
7 Source: based on Insurance Services Malaysia Berhad data as at 31 December 2015.
8 Asset management operations.
9 Any investors should note that the value of investments, and the income from them, will fluctuate, which will cause fund prices to fall as well as rise and they may not get back the original amount they invested. The customers' circumstances and views are specific to them and should not be taken as a recommendation, advice or forecast.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 23

Our businesses and their performance continued

United States

JACKSON
National Planning
PPM AMERICA

Providing US baby boomers with solutions for a stable retirement



Performance highlights

- Cash remittance increased by 13 per cent to a record level of £470 million
- Total IFRS operating profit of £1,702 million, up 9 per cent from year-end 2014
- Continued strong returns on shareholder capital across all key financial metrics
- Successfully managed sales of variable annuities with guarantees in line with risk appetite
- Awarded 'World Class Certification' by Service Quality Measurement Group, Inc. and 'Highest Customer Satisfaction by Industry' award – the tenth consecutive year of recognition for customer service performance in these two categories

New business profit[1] £m



530
568
706
694
809
2011
2012
2013
2014
2015

IFRS operating profit £m



675
1,003
1,302
1,443
1,702
2011
2012
2013
2014
2015

Net cash remittances £m



122
One-off*
220
249
294
415
470
2011
2012
2013
2014
2015

*One-off release of excess surplus

Growth in statutory admitted assets US$bn



107.6
142.8
170.9
190.0
199.1
2011
2012
2013
2014
2015

24 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information



'Jackson continues its long-term disciplined approach to our business, with a sharp focus on aligning the needs of our stakeholders. This disciplined approach has enabled us to manage successfully volatile macroeconomic conditions, and drive consistently positive outcomes even in the midst of unsteady financial markets.

Jackson's mission is important. We provide financial security to our customers with products and services designed to support them into and through retirement. Our strategy remains focused on providing a strong proposition to our customers and value creation for our shareholders.'

Barry Stowe
Chairman and Chief Executive Officer, North America Business Unit

Market overview

Providing solutions to retirement challenges

The US is the world's largest retirement savings market with total assets in the annuity sector of over US$2.6 trillion[2]. Each year, approximately four million baby boomers reach retirement age.

The number of retirees entering this stage of their life are triggering a shift from savings accumulation to retirement income generation of more than US$10 trillion[3].

However, as a group, baby boomers are under-saved and, in addition, their life expectancies continue to rise. They are in need of insurance products that offer the opportunity to grow their assets and to provide with guaranteed lifetime income to support them through these challenges.

The US retirement market continues to offer significant opportunities for profitable growth by providing solutions to the millions of baby boomers and to the future generations that will follow.

US economic environment

Despite a noticeable deceleration in consumer spending and a contraction in business investment in the fourth quarter, the US economy continued its trend of modest annual growth. While some sectors were disappointing, notably manufacturing, the US economy created 2.7 million new jobs[4], pushed unemployment down to 5.0 per cent and showed continued improvement in the housing market.

In December, the Federal Reserve raised the Federal Funds rate by 25 basis points, their first increase in almost 10 years. The S&P 500 returned approximately negative 1 per cent in 2015, after much stronger returns in 2013 and 2014, while the benchmark 10-year US Treasury note yield rose from 2.18 per cent at the end of 2014 to 2.28 per cent at 31 December 2015.

Regulatory landscape

In addition to the uneven economic conditions in 2015, the insurance industry continues to deal with an evolving regulatory landscape and a multitude of initiatives. Many of these initiatives began in response to the financial crisis over eight years ago and were focused on the broader financial services industry. Within the insurance industry, we continue to see changes in supervisory structures, new global group supervision and capital standards and a focus on the reduction of 'systemic risk'.

More recently, with the release of a US Department of Labor (DOL) proposal to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts, the industry is now dealing with a regulatory initiative that will significantly impact the delivery of advice to our customers. The rules related to this proposal are not yet final, but as a leader in the industry, we have spent many hours with a wide variety of stakeholders to highlight the issues and to ensure that lawmakers and regulators understand the impact of what is proposed and the consequences it will have on various segments of the retirement market.

Jackson has a good track record of navigating and, at times, benefiting from changes in the regulatory environment. This remains our mindset as we work to meet the needs of all of our stakeholders.

Competitive landscape

We continue to see significant changes across the competitive landscape as well. Sales in the annuity industry were down approximately 2 per cent[5] comparing third quarter year-to-date 2015 (latest available data) against third quarter year-to-date and total industry variable annuity sales were down approximately 4 per cent[5]. These results partially reflect the headwinds the industry faced in 2015, including market volatility and unknown regulatory outcomes.

Our strategy

Prudential's strategy in the US is well established and continues to focus on:

- Capitalising on baby boomer retirement opportunities;
- Maintaining a balanced product suite throughout the economic cycle;
- Streamlining operating platforms, driving further operational efficiencies; and
- Conservative, economic based approach to pricing and risk management.

Our strategy page 14


Savings, health and protection
Asia
Significant protection gap and investment needs of the middle class
Self-reliant global middle class
Savings
US
Transition of baby boomers into retirement
UK
Savings gap and ageing population in need of returns and income
Savings

www.jackson.com

www.prudential.co.uk Annual Report 2015 Prudential plc 25

Our businesses and their performance continued

Competitors continued to make product changes across many segments and we noted competitors evolving across product categories. In 2015, we saw more competitors join the fixed-index annuities space. In many cases they offered living benefits on their products in an attempt to compete with variable annuities. In addition, some insurers have made changes to the fund platforms within their variable annuity products, requiring managed volatility funds with a living benefit guarantee which purportedly protect annuity customers from downside market risks. There are now 17 Investment Only Variable Annuity (IOVA) products that compete directly with Elite Access, our variable annuity product with no guarantee benefits. The majority of those competitors have added guaranteed benefits to the IOVA products. Elite Access still commands a significant market share with sales of £3.1 billion in 2015.

Despite positive demographic trends and the needs of retirees, these competitive activities, market volatility and regulatory headwinds have impacted the industry, and further market share adjustments have resulted as customers and distributors seek insurers like Jackson that offer consistency, stability and financial strength.

What we do and how we do it Long-term perspective

Jackson’s long-term strategy is focused on profitable growth opportunities created by the demand for retirement income and accumulation products in the world’s largest retirement market.

We take a disciplined approach by leveraging our distinctive distribution

Grandparents Joanne and Charlie (68 and 69) are both semi-retired, and live in the Dallas-Fort Worth area. They own a Jackson annuity contract.

‘After weathering the storm in 2000 and watching our portfolio take another hit during the crisis in 2008, Charlie and I decided that we couldn’t go through that agony for a third time. After listening to our story, our wonderful financial professional, being the excellent teacher that he is, introduced us to annuities, explaining that these products offered guaranteed income for life, the opportunity for growth over our lifetime, and that our children could even benefit capabilities and asset liability management expertise to offer prudently priced annuity products aligned with our risk appetite. There continues to be strong consumer demand for our products. We continue to respond to this demand with product innovation and distribution strategies that meet the needs of a growing retirement population while generating shareholder value.

With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation and built strong relationships based upon its financial stability, innovative and creative products and market-leading adviser support.

Our relentless pursuit of excellence has earned us a leading position in the industry.

Creative product development

Jackson develops and distributes products that address the retirement needs of our customers through various market cycles. These products include variable annuities, fixed annuities and fixed index annuities. Among the main attractions of a variable annuity product is the optional lifetime guarantee, where customers can access a stream of payments with downside protection while still being able to invest in a broad range of assets, as well as the benefit of tax deferral on the investment growth within the product. The breadth of our product offering, strength of our distribution relationships and our ability to maintain financial stability through the crisis and remain as a consistent presence within the market, has resulted in Jackson being the number one5 writer of variable annuities in the US.

from the products as our heirs. It’s very clear that our financial professional cares about us, so we took his advice, and honestly we could not be happier. Our annuity has worked exactly as he described it, and Charlie and I agree that it’s the very best product for us.’ Jackson is a leading provider of retirement solutions for industry professionals and their clients. The Company offers a diverse range of products including variable, fixed and fixed index annuities designed for tax-efficient accumulation and distribution of retirement income for retail customers, and fixed income products for institutional investors.8

Additionally, Jackson’s success with the development, launch and execution of Elite Access demonstrates the depth and strength of our creative and distribution capabilities in the industry. We now command a leading position in a market we were not operating in prior to 2012. Elite Access is the third best-selling variable annuity product in the US6. As of third quarter of 2015, Jackson offers three of the top 10 best-selling variable annuity products across the industry6.

The strength of our product development capabilities continues to support the diversification of our product mix, with the sale of variable annuities with living benefit guarantees remaining in line with our risk appetite in 2015. As expected, in the current historically low interest rate environment, variable annuities continue to outsell fixed rate products. While sales of fixed annuities have been lower in recent years, fixed index annuities increased 15 per cent from 2014. These products still make up a significant portion of our balance sheet and earnings.

Jackson stopped selling traditional life insurance products in 2012; however, we continue to look for opportunistic ‘bolt-on’ acquisitions to further diversify our earnings and balance sheet risks. In the past, these disciplined acquisitions have shaped Jackson’s earnings while helping to diversify Jackson’s overall risk profile. We continue to balance proactively value, volume, capital and balance sheet strength across our suite of product offerings, which allows us to compete effectively throughout the economic cycle.

Our customers in focus

www.prudential.co.uk

26 Prudential plc Annual Report 2015

Strength of distribution

Our distribution teams set us apart from our competitors. Jackson’s wholesaling force is the largest in the industry, supporting thousands of advisers across multiple channels and distribution outlets.

Our wholesalers provide extensive training to these advisers. In 2015, we led the industry with the highest level of sales efficiency, with gross sales per wholesaler 32 per cent higher than the nearest competitor.

National Planning Holdings, an affiliate of Jackson, is the sixth7 largest independent broker-dealer network in the US. Leveraging the collective strength of the four broker-dealers within the network, National Planning Holdings is able to meet the specific needs of three key distribution channels: independent representatives, financial institutions, and tax and accounting professionals. We offer registered representatives and investment advisers access to industry-leading mutual fund/asset management companies, insurance carriers, and to thousands of brokerage products. National Planning Holdings provides significant benefits for Jackson by offering Jackson products and providing market intelligence.

The strength and flexibility of this network will give us distinct advantages as we continue to manage through the pending US Department of Labor fiduciary proposal which, as it is drafted today, will have a direct impact on the distribution of annuities in the future.

Efficient operations

We support our industry-leading product development and distribution teams with award-winning customer service. Jackson was awarded by Service Quality Measurement Group, Inc. World Class Certification in customer satisfaction and received the Highest Customer Satisfaction by Industry award, achieving the top rating for the financial industry for the tenth consecutive year.

www.prudential.co.uk

High-quality information technology systems are critical for providing award-winning customer service. We leverage technology to enhance processing quality and reduce the time required to process new business and commissions. The flexibility of our information technology systems contributes to our ability to manufacture, distribute and service an unbundled product design unique to the industry. The focus on our operational platforms, and the efficiencies achieved as a result, has provided us with among the lowest general and administration expense to asset ratio relative to competitors.

Disciplined risk management

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced. Our conservative and disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging programme.

Our hedge philosophy has not changed in 2015. Jackson is able to aggregate financial risks across the Company, obtain a unified view of our risk positions, and actively manage net risks through an economically based hedging programme. A key element of our core strategy is to protect the Company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with robust financial strength and a demonstrated track record of financial discipline, both key elements of our long-term strategy.

Notes

1 The 2015 EEV results of the Group are presented on a post-tax basis and, accordingly, prior years’ results are shown on a comparable basis.

2	LIMRA, Annuity US Individual Annuities Survey Participant’s Report (Q3 2015).
3	US Census Bureau.
4	Bureau of Labor Statistics, US Department of Labor.

5 LIMRA/Secure Retirement Institute, US Individual Annuities Sales Survey (Q3 2015). Jackson is ranked first in total Variable Annuities sales out of 44 participating companies in LIMRA’s quarterly survey as of 3Q YTD 2015.

6 ©2015 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar Annuity Research Center 3QYTD15 variable annuity sales by contract.

7	Paikert, C. (2015). New Paths to Scale. Financial Planning. June 2015.

8 Any investors should note that the value of investments, and the income from them, will fluctuate, which will cause fund prices to fall as well as rise and they may not get back the original amount they invested. The customers’ circumstances and views are specific to them and should not be taken as a recommendation, advice or forecast.

Annual Report 2015 Prudential plc 27

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Our businesses and their performance continued

United Kingdom

Insurance and investments

PRUDENTIAL

Serving the savings and retirement needs of the ageing population in the UK



Performance highlights

- Robust sales performance in challenging 'pension freedom' environment
- Named Company of the Year for excellence in service[2]
- Retained two Five Star ratings for excellent service[2], achieved for fifth consecutive year
- Best Investment Service and Best Investment Bond Provider 2015[3]
- Diversified distribution model focusing on intermediaries, Prudential Financial Planning (our direct advice service) and individual customers via mail, email and telephone
- Significant investment to develop digital distribution capabilities
- Launch of PruFund range within ISA wrapper drives further strong performance of with-profits offering
- Implementation of 'pension freedom' drives product innovation to meet changing face of UK retirement market

New business profit[1] £m



195
19
176
241
30
211
237
24
213
259*
105
154*
318
117
201
2011
2012
2013
2014
2015
Wholesale
Retail

*Adjusted to exclude results of PruHealth and PruProtect

IFRS operating profit £m



723
23
700
736
31
705
735
25
710
753*
105
648*
1,195
89
1,106
2011
2012
2013
2014
2015
Wholesale
Retail

*Adjusted to exclude results of PruHealth and PruProtect

Net cash remittances £m



297
313
355
325
331
2011
2012
2013
2014
2015

Inherited estate £bn



6.1
7.0
8.0
7.2
7.6*
2011
2012
2013
2014
2015

*Representing Solvency II own funds of the UK with-profits funds

28 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information



'The regulatory and government interventions we continued to witness in 2015 will benefit the well known, financially strong firms, such as Prudential, as more transparency and competition comes to the sector.

This changing environment creates opportunities that play to our strengths – great investment performance, access to a true multi-asset fund and a customer return less impacted by market fluctuations.'

John Foley
Chief Executive
Prudential UK & Europe

Market overview

A period of fundamental change and opportunity

The UK is the world's fifth largest retail investment market. Wealth is concentrated in the 50+ age group, with the younger generation of savers being typically less well-funded. In our target over-50 demographic, the population growth rate is almost double the growth rate of the UK population as a whole, and while the introduction of pension freedom reforms in April 2015 has fundamentally changed the way in which individuals can access their savings to help fund their income in retirement, the need to accumulate savings remains unchanged. These radical changes, when combined with our trusted brand and product capabilities, provide new and significant opportunities for the profitable and capital efficient growth of our business in the UK.

The new regulatory rule book

When compared to 2012, the UK pensions industry today is almost unrecognisable. Three years of unprecedented regulatory change has resulted in a structural marketplace shift in how customers view retirement, with consumers being given greater flexibility to access their pension savings in retirement. Customers are engaging more frequently with their providers and the demand for financial advice and guidance is increasing. Those companies that are well known, financially strong and create products and services to match the pension freedom needs and expectations of customers will prosper.

Prudential is well placed in this evolving marketplace. This is evident in our new business profile relative to a few years ago. Where once bonds and annuities were the dominant components of new business, since the emergence of greater post-pension freedoms we have been writing more bond, ISA, pension saving and income drawdown business, and a significantly lower volume of annuity business, giving a better balance to our business portfolio.

What we do and how we do it

Valuable customer franchise

For over 167 years Prudential has been providing financial security to generations of UK customers through an unwavering focus on long-term value as evidenced by our longevity experience, multi-asset investment capabilities and our financial strength. Such attributes are highly sought after today by customers adjusting to pension freedoms and by financial advisers who require a brand they can trust to help secure dependable incomes in retirement for their clients. Our inherent brand strength, in combination with our range of market-leading with-profits and retirement income products, resonate more strongly than ever with customers and distributors. This is driving significant demand for our differentiated and market-leading retirement solutions.

Our strategy

Prudential UK & Europe is a well established provider of retirement income and investment solutions with a focus on helping customers achieve their long-term investment goals.

Its distinct competitive advantage in with-profits and longevity management continues to provide market-leading returns to customers over the long term. Using this core capability it is attracting new customers with a range of new products designed to meet their retirement income and savings needs in a post-pension freedom market.

By optimising its in-force business and focusing on the areas of the market where it has a distinct competitive advantage, Prudential continues to deliver sustainable cash flows for the Group and its shareholders.

Our strategy page 14

www.pru.co.uk


Savings, health and protection
Asia
Significant protection gap and investment needs of the middle class
Self-reliant global middle class
Savings
US
Transition of baby boomers into retirement
UK
Savings gap and ageing population in need of returns and income
Savings

www.prudential.co.uk
Annual Report 2015 Prudential plc 29

Our businesses and their performance continued

We continue to focus on meeting customer needs through the following actions:

— Providing products and retirement solutions perfectly tailored to help customers take advantage of the new pension freedoms;

— Broadening the ways in which customers can do business with us through financial adviser intermediaries, providing advice to customers in their homes through our 250 Prudential

Financial Planning partners, or by telephone and increasingly online;

— Investing in technology that enables customers to engage more flexibly with us online;

— Enhancing access to our market-leading PruFund investment range through an ISA wrapper;

— Introducing income drawdown specifically designed for the pension freedoms market; and

— Consistently committing to customer service improvement, which was recognised at the 2015 Financial Adviser Service Awards where we received the accolade of Company of the Year for the first time, while also retaining our two Five Star ratings in the Life & Pensions and Investment categories for the fifth consecutive year.

Focused participation in two distinct segments

Retail growth Cash and in-force optimisation

Grow differentiated proposition and distribution Improve, re-shape, optimise

Segment — Mutual value creation for customers — Significant ongoing value to be managed features and shareholders — Opportunity to improve customer service

— Diversification of product base using and retention core capabilities — Optimise costs

— Long-term savings and retirement focus

Pru competitive — Investment record; asset side scale — Strength of customer base; direct capability capabilities — Complementary intermediary and owned — Long track record of managing longevity distribution; retail brand

Aims ‘UK’s leading provider of investment ‘Well-managed back book underpinning solutions’ future profit delivery’

Capital-lite, profitable growth Customer outcome delivery Long-term cash generation

Strong investment track record, product capabilities and customer outcomes

Prudential is a leader in its chosen markets, benefiting from a strong investment track record, a financially strong with-profits fund and a recognised reputation for developing innovative products.

Over the long term our with-profits fund has continued to perform strongly. Over a period spanning nearly 20 years, our asset share fund has outperformed the median investment return of our peer group by an average of just over 100 basis points per annum.

Our with-profits, or PruFund, platform gives us the ability to create products perfectly tailored for the customers of the pension freedoms world. In the past year we have made two significant enhancements that have broadened access to our proposition: making PruFund available through an ISA wrapper and through a drawdown product.

30 Prudential plc Annual Report 2015

PruFund investment performance*

PruFund growth

+83%

80%

60%

40%

20% ABI fund comparator

+37%

0%

-20% 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PruFund growth ABI fund comparator

*	ABI Mixed Investment 20%-60% Shares TR; performance from 31 December 2005 to 31 December 2015

www.prudential.co.uk

Our customers in focus

Mike retired in 2014, and was introduced to the Prudential Flexible Retirement and Flexible Drawdown Plan by Prudential Financial Planning.

‘The PruFund range has allowed me to look forward to my retirement with total confidence. I was introduced to the Prudential Flexible Retirement and Flexible Drawdown Plan, and discovered that this gave me much more control over my financial planning over the coming years; I was able to consolidate all my pensions into one “pot” and the fund should grow modestly while still allowing a comfortable lifestyle. I am able to adjust my pension up or down depending on my circumstances, and also take a lump sum if needed. And the real bonus is that when I do head up the “stairway to heaven”, the monies in the fund will pass on to my wife and then on to our children.’ Prudential UK’s PruFund4 offers customers the potential for growth alongside a degree of security against losing money. With its market-leading multi-asset fund offering, Prudential UK provides access to our fund management expertise. Our innovative funds spread risk through investing in many different assets, employ a smoothing process that offers potential growth in the value of the funds while helping to manage short-term volatility, and provide a range of guarantee options to tie in with customers’ future needs.

Our competitive strength in these areas combined with our product suite continues to attract new customers seeking protection from the impact of volatile market conditions. Importantly for customers, our PruFund range provides smoothing in a volatile and uncertain investment environment. The strength of the proposition is reflected in the consistent growth we have experienced, both in terms of the number of customers invested and the assets under management.

PruFund comprises a range of different funds, with or without explicit guarantees, and a range of ‘risk-rated’ fund options. We meet a wide range of customer needs by providing access to PruFund through a variety of tax or product wrappers, namely ISAs, bonds, pensions and drawdown. In Corporate Pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where Prudential is the market leader, providing schemes for 73 of the 101 public sector authorities in the UK. Our approach to bulk annuity transactions in the UK continues to be one of disciplined participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements. In 2015 we completed four transactions at the higher end of the market, generating sales in excess of £1.5 billion.

Broad distribution

Our diversified distribution model, focused on both third-party financial advisers and the individual customer through a direct non-advised channel and our own financial planning arm Prudential Financial Planning, has been central to the increase in retail business written in 2015. Distribution through financial advisers continues to be

www.prudential.co.uk

our most significant route to market in the UK with sales growth of 52 per cent over the same period in 2014 being achieved by our intermediary sales teams. Sales generated by Prudential Financial Planning increased by 77 per cent. The expertise and capability within our Retail Voice telephony team is ideally suited to supporting developments of our direct to consumer franchise and is complementary to the services of Prudential Financial Planning. Our business in Poland has established a strong customer franchise, growing steadily since launching in 2013.

Headquartered in Warsaw, the business now has 18 branches across the country and 597 financial planning consultants. Its success demonstrates our ability to build a new business franchise by applying our existing product and distribution expertise to a new market.

Prudential UK & Europe has well established franchise in its chosen markets which continues to drive strong growth and ongoing product demand among customers. The business is focused on delivering retail growth and the optimisation of in-force business. It will continue to develop retirement solutions based on the market-leading and differentiated PruFund range.

Developments will be underpinned by the latest technology including the introduction of a new policy administration system to support the launch of a retirement account specifically designed for the post-pension freedom marketplace.

Notes

1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, prior years’ results are shown on a comparable basis. 2 Financial Adviser Services Awards.

3	Moneyfacts Life and Pensions Awards 2015.

4 Any investors should note that the value of investments, and the income from them, will fluctuate, which will cause fund prices to fall as well as rise and they may not get back the original amount they invested. The customers’ circumstances and views are specific to them and should not be taken as a recommendation, advice or forecast.

Annual Report 2015 Prudential plc 31

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Our businesses and their performance continued

United Kingdom

Asset management

Serving both retail and institutional investors' needs through a conviction-led and long-term approach to investing



Performance highlights

- Retail external funds under management of £60.8 billion
- 5 per cent growth in institutional business to £65 billion under management
- 2015 profits of £442 million
- Recognised for its investment expertise with awards across nearly all its asset categories in 2015, including Investment Manager of the Year at the European Pension Awards

M&G external net flows £bn


16.9
9.0*
9.5
2.1
7.1
4.4
0.5
3.9
7.9
7.4
0.4
6.7
3.9
(10.9)
(7.0)
2011
2012
2013
2014
2015
Institutional
Retail

*Including £7.6 billion single mandate

M&G external funds under management £bn


137
126
126
112
92
63
59
57
48
65
74
67
55
44
61
2011
2012
2013
2014
2015
Institutional
Retail

Net cash remittances £m


213
206
235
285
302
2011
2012
2013
2014
2015

IFRS operating profit[1] £m


301
320
395
446
442
2011
2012
2013
2014
2015

32 Prudential plc Annual Report 2015 www.prudential.co.uk

'After a period of exceptional growth M&G had a more challenging year, with retail redemptions due in part to continuation of a market-wide change in investor sentiment away from fixed-income. Our track record of innovation in institutional business combined with asset class diversification helped deliver capital efficient profits and cash generation for the Group.'

Michael McLintock
Chief Executive Officer, M&G

Market overview

The European asset management market is the second largest in the world with net assets of €12.6 trillion[2]. Demand for asset management services is expected to continue to grow as governments and employers increasingly pass the responsibility for retirement planning and other long-term savings to individuals. Asset managers with records of strong investment returns and a high level of client service are in a good position to attract flows of new money.

The UK asset management industry, M&G's core market, is the second largest national market in the world with £870.7 billion[3] of assets and is a global centre of excellence for investment management and a major source of long-term funding for the UK economy.

M&G manages money on behalf of retail and institutional investors, and Prudential UK's funds.

Market backdrop over the past year

The global economy in 2015 was dominated by three factors: fears of an economic slowdown in China, which led to the Chinese stock market crash in August; the continued decline in global commodity prices; and a strong US dollar. While commodity-exporting emerging markets and currencies suffered during 2015, the US dollar strengthened in anticipation of a rise in the federal funds rate, further bolstered by investors seeking a safe haven during heightened geopolitical tensions. Despite signs of economic recovery in developed countries, 2015 saw heightened market volatility across most asset classes and regions.

In Europe, investors shifted away from fixed income and equities towards mixed asset funds and cash, accompanied by a significant increase in funds flowing to exchange traded funds. Net sales of UK-domiciled mutual funds were £17.0 billion[3] during 2015, with annual net outflows of £4.7 billion[3] from the fixed income asset class by itself, although property and money market funds held up well.

What we do and how we do it

M&G has been managing money on behalf of third-party investors for more than 80 years. We believe our active approach to investment – selecting investments on a conviction basis rather than following a market index – produces superior returns for our customers over the longer term. We offer our customers the ability to invest in a diverse range of assets; not only equities and fixed income but also unlisted investments such as property, direct lending, infrastructure and private equity. M&G is one of the UK's largest real estate investors, with a property portfolio of £23.4 billion at 31 December 2015, and is the third largest private debt lender in the world.

M&G operates a range of UK-domiciled retail funds which are now distributed in 15 markets across Europe and Asia. At the end of 2015 clients outside the UK account for 41 per cent of our retail assets under management.

In the institutional market, M&G provides a range of strategies that help pension funds, sovereign wealth funds and other large institutional investors match liabilities and achieve growth targets. Some of these strategies were developed originally for Prudential's insurance funds.

Our strategy

M&G manages the investments of individuals, institutions and the UK policyholders of Prudential funds. Its aim is to help these customers to meet their financial goals through long-term active investment management across a diversified range of asset classes.

Innovation and independence of thought are prized at M&G in the belief that these are the factors that lead to superior, sustainable returns for its clients over the longer term. A record of strong investment returns attracts clients and assets, and the resulting management fees continue to generate strong cash flows for Prudential's shareholders.

Our strategy page 14


Savings, health and protection
Asia
Significant protection gap and investment needs of the middle class
Self-reliant global middle class
Savings
US
Transition of baby boomers into retirement
Savings
UK
Savings gap and ageing population in need of returns and income

www.mandg.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 33

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Our businesses and their performance continued

M&G’s retail market position

Retail fund markets are highly fragmented, with no single company dominating. This reflects the competitive nature of the business and the multiplicity of providers. Retail clients favour pooled funds such as open-ended investment companies which they buy directly from M&G or more typically through an intermediary such as an independent financial adviser or discretionary fund manager. By total UK assets under management, M&G is the second largest retail fund manager with £35.7 billion of assets under management, equivalent to a market share of 6.8 per cent3. In Europe, where M&G has distributed funds since 2002, it has over £23.5 billion of assets under management and a market share of 0.4 per cent4.

M&G’s institutional market position

Institutional clients require investment strategies that help them meet future outgoings, from a pension scheme making payments to retired employees to a sovereign wealth fund that finances schools, transport and other infrastructure developments. M&G’s ability to design and commercialise investment strategies for such clients is founded on the quality of its people and their acknowledged expertise in the world’s credit and real estate markets. Many of the innovative strategies developed for today’s institutional clients are long-term, illiquid investments – from infrastructure and housing to solar parks and corporate lending. Such investments often require a client to sign up for multiple years, creating long-term stability and security in the yields received by the client and the fees received by M&G.

Our institutional fixed income clients include some of the UK’s largest pension

M&G funds under management £bn

264

244 246 228 118 127 120 201 116 109

63

59 65 57

48 74

67 61 55 44

2011 2012 2013 2014 2015

Internal* Institutional Retail

*Invested by Prudential’s insurance funds

funds, 51 UK local authority pension schemes and a number of sovereign wealth funds. M&G Real Estate is one of the world’s largest international property investors enabling clients to access a wide range of investment opportunities in real estate across all the major sectors in the UK, Europe and Asia.

People

Our investment edge is our people. We employ more than 2,000 people operating from offices across Europe, Asia and in southern Africa. We take pride in attracting, developing and retaining people of the highest calibre. In return, they are committed to working with us to meet the long-term needs of our customers. Our investment teams are primarily based in our headquarters in London, where they benefit from the provision of high quality support staff and investment infrastructure: from analysts and dealers to operations, risk and compliance. Reflecting the need for local expertise in real estate, we also have specialist real estate teams in Paris, Frankfurt, Luxembourg, Singapore, Seoul and Tokyo in addition to those in London.

Meeting customers’ needs

A committed focus on long-term investment returns means that the interests of M&G and its customers are aligned, whether clients are individual savers, institutional investors or the funds of Prudential’s insurance operations.

M&G has a strong investment brand, built over decades and based on a reputation for honesty, innovation and a commitment to building long-term wealth for our investors. We aim to put our customers at the heart of everything we do and seek to be a trusted partner for all of our clients.

Investment expertise

M&G’s investment expertise spans all the principal asset classes – equities, fixed income, multi-asset and real estate – so that we can always offer investment solutions to our clients as market conditions and investor sentiment change.

Equities: Our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest.

Fixed income: M&G is one of Europe’s largest fixed income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed income investment, from the management of

Our customers in focus

Ian retired at 55, and now has more time to spend doing what matters to him and his wife Sue, which includes managing their money.

‘My job now is to get the best possible return on our savings and investments and I like to keep up to date with the latest financial developments and look for good investment opportunities. Diversification is key to my investment strategy and the wide range of funds available from M&G allows me to achieve this.’ Like many M&G direct customers, Ian prefers to invest in ‘income’ shares of M&G mutual funds, which pay out income regularly to help support his

34 Prudential plc Annual Report 2015

lifestyle throughout retirement. To spread his risk across geographies, asset classes and fund strategies, Ian holds shares in the M&G Property Portfolio (which mainly invests in commercial properties in the UK) and in a broad mix of equity funds invested in the UK, Europe, North America and Asia6.

www.prudential.co.uk

sovereign debt and public corporate bond portfolios through to private debt such as leveraged finance, real estate finance, direct lending and infrastructure. In a ranking of global private debt managers for 2015, M&G ranked third, with a book of over £20.7 billion5.

Multi-asset: M&G’s Multi-Asset team, the Macro Investment Business, is responsible for the management of a range of funds for retail investors and segregated accounts for institutional clients. The team applies a top-down ‘macro’ approach, with a strong valuation framework, which can be applied across markets and regions in many market conditions.

Real estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors including business space, retail and leisure, residential and alternatives sectors. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. We also have a track record of identifying and exploiting real estate development opportunities and for the successful delivery of projects. M&G concluded 2015 with £4.2 billion of global property transactions. This included £2.6 billion of acquisitions with an average deal size of £56 million.

A history of innovation

Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets. In combination with this tradition of innovative investment thinking, M&G has a proven ability to convert ideas into products that meet our clients’ needs and attract significant fund flows. It is these two qualities in combination that make M&G distinctive. M&G saw healthy inflows to its ranges of retail multi-asset funds in 2015, as investors sought flexibility and stability in times of low yields and economic and political uncertainty. During the year, M&G launched a third fund in its popular European multi-asset range, the M&G Prudent Allocation Fund.

In the institutional market, pension funds, sovereign wealth funds and other large clients require stable, long-term cash flows that help meet their liabilities. Our reputation for innovation in the institutional market continues to grow, with M&G at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. The consistency of our institutional investment returns helped earn M&G the prestigious 2015 Financial News Institutional Asset Management Awards for Infrastructure Manager of the Year for our infrastructure investment arm, Infracapital.

www.prudential.co.uk

Diversification

M&G has pursued business diversification across:

— Asset class: expertise across equities, fixed income, real estate and multi-asset strategies;

— Client type: retail customers and institutional clients including pension funds, sovereign wealth funds, and Prudential’s own long-term insurance funds;

— Investment strategy: over 60 pooled retail funds covering domestic, global and emerging market strategies, 14 of which have funds under management of over £1 billion, up from 13 in 2014. Institutional clients benefit from a wide-range of pooled and/or segregated fixed income, equity and real estate strategies; and

— Countries.

Notes

1	Excludes Prudential Capital.
2	Based on data as at Q4 2015. European Fund & Asset Management Association (published on

22 February 2016).

3	Source: Investment Association, 31 December 2015.

4 Lipper FMI FundFile, 31 December 2015, based on Europe ex. UK and International region. M&G data sourced internally.

5 Private Debt Investor figures based on amount of capital raised over the last five years for discrete private debt strategies.

6 Any investors should note that the value of investments, and the income from them, will fluctuate, which will cause fund prices to fall as well as rise and they may not get back the original amount they invested. The customers’ circumstances and views are specific to them and should not be taken as a recommendation, advice or forecast.

Annual Report 2015 Prudential plc 35

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Chief Financial Officer's report on our 2015 financial performance

Delivering a strong financial performance across our 'growth and cash' metrics



'The Group's financial performance and its resilience increasingly benefits from ongoing improvement in the quality of our income delivered through stronger growth in non-interest sensitive sources and from the balance of profit and cash across different geographies, currencies, products and distribution channels.'

Nic Nicandrou
Chief Financial Officer

Performance highlights

IFRS operating profit £m


CAGR
+20%
2,017
2,520
2,954
3,186
4,007
2011
2012
2013
2014
2015

EEV operating profit £m


CAGR
+14%
2,868
2,937
3,174
4,096
4,881
2011
2012
2013
2014
2015

Group free surplus generation £m


CAGR
+11%
1,982
2,080
2,462
2,579
3,050
2011
2012
2013
2014
2015

Business unit remittances £m


CAGR
+9%
1,105
1,200
1,341
1,482
1,625
2011
2012
2013
2014
2015

Measuring our performance page 16

Prudential aims to have clarity and consistency in the performance indicators that drive our businesses. Alongside this, we develop our financial disclosures to enable our external stakeholders to fairly assess our long-term performance. We have three objectives:

- To demonstrate how we generate profits;
- To show how we think about capital allocation; and
- To highlight the cash generation of our business.


Long-term sustainable value
Cash
Earnings
Capital
Free surplus generation
In-force
New business
Solvency capital
Financing and liquidity
Business units cash remittances

36 Prudential plc Annual Report 2015 www.prudential.co.uk

£4,007m

IFRS operating profit

22%

increase on 2014

£2,617m

EEV new business profit

20%

increase on 2014

Measuring our performance page 16

www.prudential.co.uk

2015 has been another year of progress, delivering a strong financial performance across our ‘growth and cash’ metrics of new business profit, IFRS operating profit and operating free surplus generation.

This performance was broad-based with strong contributions from our principal business operations. The Group’s financial performance and its resilience increasingly benefits from ongoing improvement in the quality of our income delivered through stronger growth in non-interest-sensitive sources and from the balance of profit and cash across different geographies, currencies, products and distribution channels. Prudential’s balance sheet remains conservatively positioned, our Group solvency under the Insurance Groups Directive (IGD) is robust and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position.

The key financial highlights of 2015 (on a constant exchange rate basis) were:

— Group IFRS operating profit was

22 per cent higher at £4,007 million.

— Group profit before tax attributable to shareholders on an IFRS basis increased 19 per cent to £3,148 million, including the financial impact of short-term movements in investment values and other items reported outside the operating result.

— Underlying free surplus generation1

(net of investment in new business) rose by 15 per cent to £3,050 million.

— On the European Embedded Value (EEV) basis of reporting performance, new business profit increased

20 per cent2 to £2,617 million, contributing to EEV operating profit of £4,881 million, up 16 per cent.

— EEV basis shareholders’ funds at

31 December 2015 increased to £32.4 billion, 11 per cent higher than the previous year end on an actual exchange rate basis.

During 2015, investment markets have remained volatile, reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by the steep decline in commodities prices. The fourth quarter in particular saw weakening equity markets and widening credit spreads across most of the major global economies. Although we have taken steps to reduce the investment market sensitivity of our earnings and balance sheet in recent years, we remain significant long-term holders of financial assets. Short-term fluctuations in the value of these assets are reported outside the operating result, which is based on longer-term investment return assumptions.

Currency values in the countries in which we operate have also fluctuated in the course of 2015. As a significant proportion of our earnings and capital are US dollar denominated, the weaker sterling benefited our reported results, shareholders’ equity and solvency. However, for the purposes of evaluating the financial performance of our businesses outside the UK, unless otherwise stated, we continue to present growth rates before the impact of currency movements, as this gives a more meaningful assessment of underlying performance trends.

Annual Report 2015 Prudential plc 37

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Chief Financial Officer's report on our 2015 financial performance continued

IFRS profit

	Actual exchange rate			Constant exchange rate	
	2015 £m	2014 £m	Change %	2014 £m	Change %
Operating profit before tax					
Long-term business:					
Asia	1,209	1,050	15	1,040	16
US	1,691	1,431	18	1,543	10
UK[2]	1,167	729	60	729	60
Long-term business operating profit[2]	4,067	3,210	27	3,312	23
UK general insurance commission	28	24	17	24	17
Asset management business:					
M&G	442	446	(1)	446	(1)
Prudential Capital	19	42	(55)	42	(55)
Eastspring Investments	115	90	28	91	26
US	11	12	(8)	13	(15)
Other income and expenditure[3]	(675)	(661)	(2)	(661)	(2)
Results of the sold PruHealth and PruProtect business	–	23	(100)	23	(100)
Total operating profit based on longer-term investment returns	4,007	3,186	26	3,290	22
Short-term fluctuations in investment returns:					
Insurance operations	(663)	(461)	(44)	(537)	(23)
Other operations	(74)	(113)	35	(113)	35
	(737)	(574)	(28)	(650)	(13)
Other non-operating items[3]	(122)	2	n/a	(4)	n/a
Profit before tax attributable to shareholders	3,148	2,614	20	2,636	19
Tax charge attributable to shareholders' returns	(569)	(398)	(43)	(396)	(44)
Profit for the year attributable to shareholders	2,579	2,216	16	2,240	15

IFRS earnings per share

	Actual exchange rate			Constant exchange rate	
	2015 pence	2014 pence	Change %	2014 pence	Change %
Basic earnings per share based on operating profit after tax	125.8	96.6	30	99.5	26
Basic earnings per share based on total profit after tax	101.0	86.9	16	87.9	15

Note B1: Analysis of performance by segment page 155 and Note B6: Earnings per share page 177

IFRS operating profit

Total IFRS operating profit increased by 22 per cent to £4,007 million in 2015, driven by improved performance in our life operations in Asia, the US and the UK.

- Asia total operating profit of £1,324 million was 17 per cent higher than the previous year (16 per cent on an actual exchange rate basis), with strong growth in both life insurance and Eastspring Investments, our Asia-based asset management business.
- US total operating profit at £1,702 million increased by 9 per cent (18 per cent on an actual exchange rate basis), driven by higher fee income from growth in Jackson's separate account asset base.
- UK total operating profit was 59 per cent[2] higher at £1,195 million, driven by our focused approach on active management of our in-force portfolio and the positive impact of specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.
- M&G operating profit (excluding Prudential Capital) at £442 million was in line with 2014, with action on costs mitigating the impact of lower revenues following a 7 per cent reduction in funds managed at end 2015.

Life insurance operations: taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 23 per cent[2] to £4,067 million. This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be compensated.

38 Prudential plc Annual Report 2015 www.prudential.co.uk

Shareholder-backed policyholder liabilities and net liability flows[4]

	2015 £m				2014 £m			
	Actual exchange rate				Actual exchange rate			
	At 1 January 2015	Net liability flows[5]	Market and other movements	At 31 December 2015	At 1 January 2014	Net liability flows[5]	Market and other movements	At 31 December 2014
Asia	26,410	1,867	(433)	27,844	21,931	1,937	2,542	26,410
US	126,746	8,476	3,691	138,913	107,411	8,263	11,072	126,746
UK	55,009	(2,694)	509	52,824	50,779	(610)	4,840	55,009
Total Group	208,165	7,649	3,767	219,581	180,121	9,590	18,454	208,165

Note C4: Policyholder liabilities and unallocated surplus of with-profits funds page 219

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the course of 2015 policyholder liabilities increased from £208.2 billion at the start of the year to £219.6 billion at 31 December 2015. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows[4,5] into policyholder liabilities of £7.6 billion in 2015 driven by our US and Asia businesses. Net flows into our US business were £8.5 billion in 2015, reflecting continued success in attracting new variable annuity business. The consistency of our net flows into Asia is underpinned by our focus on recurring premium new business and strong customer retention. Across this business net liability flows continue to be positive at £1.9 billion. Net outflows in the UK are partly due to the impact of large investment only corporate pension schemes transfers combined with annuity payments that are no longer offset by new business inflows following the reduction in retail annuity sales. Positive foreign currency translation effects together with favourable investment market and other movements have contributed a further £3.8 billion to the increase in policyholder liabilities since the start of the year.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver[6]

	Actual exchange rate						Constant exchange rate		
	2015 £m			2014 £m			2014 £m		
	Operating profit	Average liability	Margin bps	Operating[1] profit	Average liability	Margin bps	Operating[1] profit	Average liability	Margin bps
Spread income	1,157	73,511	157	1,131	67,252	168	1,189	69,628	171
Fee income	1,896	125,380	151	1,618	110,955	146	1,726	116,507	148
With-profits	314	106,749	29	298	101,290	29	299	101,653	29
Insurance margin	1,759			1,418			1,464		
Margin on revenues	1,911			1,721			1,708		
Expenses:									
Acquisition costs*	(2,186)	5,607	(39)%	(2,014)	4,627	(44)%	(2,077)	4,778	(43)%
Administration expenses	(1,688)	206,423	(82)	(1,454)	186,049	(78)	(1,505)	194,588	(77)
DAC adjustments	340			277			292		
Expected return on shareholder assets	225			215			216		
	3,728			3,210			3,312		
Impact of specific management actions in second half of the year, ahead of Solvency II	339			–			–		
Operating profit based on longer-term investment returns	4,067			3,210			3,312		

* The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

Note 1a: Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver page 333

In 2015, we maintained our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. Insurance margin was up 20 per cent (24 per cent on an actual exchange rate basis) reflecting our strategic emphasis on growing our offering of risk products such as health and protection in Asia. Fee income was up 10 per cent (17 per cent on an actual exchange rate basis) primarily reflecting the growth in the level of assets that we manage on behalf of our customers, primarily in the US. In contrast, the contribution to our profits from spread income decreased by 3 per cent (increase 2 per cent on an actual exchange rate basis), primarily due to the effect of lower achieved yields in the US and a declining contribution from UK annuities. The fact that insurance margin and fee income generated a higher and growing proportion of our income represents a healthy evolution in the

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 39

Chief Financial Officer's report on our 2015 financial performance continued

quality, resilience and balance of our earnings. Our share of returns from with-profits operations was up 5 per cent, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The total costs we have incurred in writing new business and administering the in-force life business also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build our business, while maintaining control of costs.

In the second half of 2015 and ahead of securing Solvency II internal model approval, a number of specific management actions were taken by our UK life business to position the balance sheet more efficiently under the new regime. These actions included extending the reinsurance of longevity risk to cover £8.7 billion of annuity liabilities by the end of 2015 (end 2014: programme covered £2.3 billion of liabilities). It also included repositioning of the fixed income asset portfolio, increasing to 95 per cent the proportion that would benefit from the matching adjustment under Solvency II. The combined effect of these and other actions generated a £339 million IFRS operating profit in the second half of 2015 and is not expected to recur going forward.

IFRS operating profit from our portfolio of life insurance operations in **Asia** was up 16 per cent to £1,209 million, driven by a 14 per cent increase in the contribution from the in-force business, reflecting both its larger scale and our regular premium health and protection-oriented product focus. Indonesia IFRS operating profit, our largest market on this measure, increased 21 per cent to £356 million, reflecting the addition of new savings and protection sales in the year to an already sizeable recurring premium in-force business. Hong Kong IFRS operating profit was 27 per cent higher at £150 million, mainly due to the increasing profit contribution from a growing customer base purchasing health and protection cover. Malaysia IFRS operating profit grew by 12 per cent to £120 million, reflecting a growing contribution from the in-force business. IFRS operating profit in Singapore declined 4 per cent to £204 million, the result of our deliberate decision to discontinue universal life sales as the returns of these products in the current interest rate environment are unattractive. We are also encouraged to see further progress among our fast-growing businesses in China, Thailand, the Philippines and Vietnam which collectively generated £220 million of Asia's IFRS operating profit, up 28 per cent compared to the prior year, and now account for 18 per cent of the total life result compared to just 7 per cent only three years ago.

In the **US**, life IFRS operating profit increased by 10 per cent to £1,691 million, primarily as a result of an 11 per cent increase in fee income, which is now Jackson's main income source, and efficient management of costs. The uplift in fee income reflects the growth in average separate account assets from £78.1 billion in 2014 to £86.9 billion in 2015, equating to an increase of 11 per cent on a constant exchange rate basis (20 per cent on an actual exchange rate basis), driven by sizeable variable annuity net premium inflows. Contribution from insurance margin also increased by 10 per cent. Lower yields impacted the spread income which decreased by 6 per cent on a constant exchange rate basis.

UK life IFRS operating profit was 60 per cent higher than 2014 at £1,167 million (2014: £729 million). New annuity business contributed £123 million (2014: £162 million) including £89 million (2014: £105 million) from the four bulk transactions completed in 2015. The balance of £1,044 million (2014: £567 million), reflects a robust level of profit from our core annuity in-force and with-profits business and includes a £339 million benefit from specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime. Of this amount, £170 million related to profit on longevity reinsurance transactions executed in the second half of the year, with a further £169 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The non-recurring nature of these actions and our reduced appetite for annuities post-Solvency II will mean that, going forward, IFRS earnings from our UK life business will be predominantly driven by the contribution from core annuity in-force and with-profits business.

Asset management net inflows and external funds under management[7]

	External net inflows					External funds under management		
	Actual exchange rate			Constant exchange rate		Actual exchange rate		
	2015 £m	2014 £m	Change %	2014 £m	Change %	2015 £m	2014 £m	Change %
M&G								
Retail	(10,858)	6,686	(262)	6,686	(262)	60,801	74,289	(18)
Institutional	3,850	401	860	401	860	65,604	62,758	5
M&G	(7,008)	7,087	(199)	7,087	(199)	126,405	137,047	(8)
Eastspring Investments[8]	5,971	5,430	10	5,380	11	30,281	25,333	20
Total asset management	(1,037)	12,517	(108)	12,467	(108)	156,686	162,380	(4)
Total asset management (including MMF)	28	12,526	(100)	12,481	(100)	162,692	167,180	(3)

Note 1c: Analysis of asset management operating profit based on longer-term investment returns page 339

40 Prudential plc Annual Report 2015 www.prudential.co.uk

Asset management: in 2015, our asset management businesses in the UK and Asia collectively increased their contribution to IFRS operating profit compared to the previous year. Similar to the trend observed in our life operations, asset management operating profit primarily reflects the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G delivered a broadly unchanged IFRS operating profit of £442 million (2014: £446 million), reflecting a 2 per cent rise in underlying profit to £406 million (2014: £400 million), lower performance-related fees of £22 million (2014: £33 million) and a similar level of earnings from associates of £14 million (2014: £13 million). While underlying revenues in the first half of 2015 benefited from higher levels of funds under management, the large net outflows from retail funds since May contributed to a 2 per cent decrease in underlying revenues for the year overall. Actions on costs mitigated the effect of lower overall revenues to deliver a modest increase in underlying profit compared to 2014. However, the lower level of assets under management at the end of 2015 will impact the revenue prospects for 2016 absent a meaningful recovery in M&G's overall third party net flows or a significant uplift in the market value of assets.

Our Asia asset management business, **Eastspring Investments**, has benefited from significant growth in funds under management during 2015, with IFRS operating profit higher by 26 per cent at £115 million. An 11 per cent increase in third-party net inflows to £6.0 billion saw external funds managed rise by 20 per cent on an actual exchange rate basis to £30.3 billion at end 2015. Average total funds under management, including funds managed on behalf of Prudential's life operations, increased by 25 per cent to £85.1 billion compared with 2014. Eastspring Investments' growth in fee revenue outpaced the increase in operating costs, resulting in a modestly improved cost-income ratio of 58 per cent (59 per cent on an actual exchange rate basis).

In the US, our non-insurance businesses collectively generated IFRS operating profit of £11 million (2014: £13 million). In July, Jackson announced that Curian would no longer accept new business effective from 31 July 2015. Curian continues to actively manage existing accounts into 2016 to allow for the transition of accounts, but is expected to exit the business around the end of the first quarter of 2016. Total IFRS operating losses in Curian in 2015 were £16 million and included £13 million of cost related to exiting the business.

Prudential Capital produced IFRS operating profit of £19 million in 2015 (2014: £42 million). During 2015, we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation will continue into 2016.

IFRS short-term fluctuations

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2015 the total short-term fluctuations in investment returns relating to the life operations were negative £663 million, comprising negative £119 million for Asia, negative £424 million in the US and negative £120 million in the UK.

In Asia, the negative short-term fluctuations of £119 million reflected net unrealised losses on fixed income securities, primarily due to rises in bond yields.

Short-term fluctuations in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting, the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. The negative short-term fluctuations of £424 million in 2015 were primarily attributable to the net value movement in the year of the hedge instruments held to manage market exposures.

Negative short-term fluctuations of £120 million in the UK reflected net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business following a rise in interest rates during the year.

IFRS effective tax rates

In 2015, the effective tax rate on IFRS operating profit based on longer-term investment returns was 20 per cent (2014: 23 per cent). The reduction is due to lower corporate tax rates in certain jurisdictions and a higher benefit from non-recurring tax credits, specifically in Jackson.

The 2015 effective tax rate on the total IFRS profit was 18 per cent (2014: 15 per cent), reflecting a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £3,004 million remitted to tax authorities in 2015. This was higher than the equivalent amount of £2,237 million in 2014, principally due to higher corporation tax payments. In the US, a change of basis for taxing derivatives which affects the timing but not the quantum of tax payable, has accelerated future tax payable into 2015. Tax payments in the UK in 2015, which relate to both the current and prior year, reflect positive investment returns in 2014.

	2015 £m				2014 £m			
	Corporation taxes	Other taxes	Taxes collected	Total remitted	Corporation taxes	Other taxes	Taxes collected	Total remitted
Taxes paid in:								
Asia	258	77	111	446	199	52	87	338
US	556	51	433	1,040	205	35	375	615
UK	521	184	786	1,491	314	202	759	1,275
Other	5	20	2	27	3	4	2	9
Total tax paid	1,340	332	1,332	3,004	721	293	1,223	2,237

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 41

Chief Financial Officer's report on our 2015 financial performance continued

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which include sales taxes, employee and annuitant payroll taxes.

Free surplus generation

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the year. In 2015 underlying free surplus generation, after investment in new business, increased by 15 per cent to £3,050 million.

Free surplus generation

	Actual exchange rate			Constant exchange rate	
	2015 £m	2014 £m	Change %	2014 £m	Change %
Free surplus generation[1]					
Asia	1,086	938	16	930	17
US	1,433	1,197	20	1,291	11
UK[2]	900	656	37	656	37
M&G	358	353	1	353	1
Prudential Capital	18	33	(45)	33	(45)
Underlying free surplus generated from in-force life business and asset management[2]	3,795	3,177	19	3,263	16
Investment in new business[2]	(745)	(598)	(25)	(618)	(21)
Underlying free surplus generated	3,050	2,579	18	2,645	15
Market related movements, timing differences and other movements	282	(6)			
Net cash remitted by business units	(1,625)	(1,482)			
Total movement in free surplus	1,707	1,091			
Free surplus at 1 January	5,059	4,003			
Effect of domestication of Hong Kong branch	–	(35)			
Free surplus at end of year	6,766	5,059			

Note 8: Analysis of movement in free surplus page 310

The increase in free surplus generated by our life insurance businesses reflects our growing scale and the highly capital-generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential in our industry. In line with this approach, the closing value of free surplus in our life and asset management operations increased to £6,766 million at 31 December 2015 (31 December 2014: £5,059 million, on an actual exchange rate basis), after financing reinvestment in new business and funding cash remittances from the business units to Group.

In **Asia**, growth in the in-force life portfolio, and a 28 per cent increase in post-tax profit from Eastspring Investments, contributed to free surplus generation of £1,086 million, up 17 per cent. In the **US**, free surplus generation before new business increased by 11 per cent, also reflecting business growth. In the **UK**, the 37 per cent increase to £900 million reflects a higher underlying contribution from the in-force business and a contribution of £223 million for the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime.

£3,050m
underlying free surplus generation

15%↑
increase on 2014

Measuring our performance page 16

42 Prudential plc Annual Report 2015 www.prudential.co.uk

We invested £745 million of the free surplus generated during the year in writing new business (2014: £618 million on a constant exchange rate basis) equivalent to a reinvestment rate[9] of 20 per cent, which is in line with recent periods. **Asia** remained the primary destination of our new business investment, 17 per cent higher at £413 million, lower than the 26 per cent increase in APE sales reflecting changes to product mix. In the **US**, new business investment increased to £267 million, mainly due to an increase in the proportion of variable annuity premiums that customers directed towards the fixed account option. At just under 2 per cent of new single premiums, Jackson's overall strain remains low, supporting the generation of significant returns on capital. New business investment in the **UK** remains at £65 million (2014: £65 million), despite higher new business volumes, reflecting capital-efficient growth in with-profits business and lower strain on bulk annuities (measured under the solvency regime applicable in 2015).

The internal rates of return achieved on new business remain attractive at over 20 per cent across all three business operations and the average payback period[10] for business written in 2015 was three years for Asia, one year for the US and three years for the UK.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Holding company cash[11]

	Actual exchange rate		
	2015 £m	2014 £m	Change %
Net cash remitted by business units:			
Asia	467	400	17
US	470	415	13
UK	331	325	2
M&G	302	285	6
Prudential Capital	55	57	(4)
Net cash remitted by business units	1,625	1,482	10
Holding company cash at 31 December	2,173	1,480	

Note IIa: Holding company cash flow page 341

Cash remitted by the business units to the corporate centre in 2015 increased by 10 per cent to £1,625 million with significant contributions from each of our four major business operations. Asia's remittances increased to £467 million and included the proceeds from the sale of the Japan life business of £42 million. The higher remittances from the US of £470 million reflect Jackson's disciplined approach to growing this business and its effective risk management. The remittances from the UK are in line with 2014 and we continue to invest in upgrading our UK pre- and post- retirement customers propositions. M&G's remittances of £302 million reflected the level of post-tax earnings delivered in the year.

Cash remitted to the Group in 2015 was used to meet central costs of £354 million (2014: £353 million), pay the dividends and finance the second of three up-front payments for the renewal of the distribution agreement with Standard Chartered Bank. The issue of hybrid debt in June 2015 raised £590 million. Reflecting these movements in the year, total holding company cash at the end of 2015 was £2,173 million compared to £1,480 million at the end of 2014.

£1,625m
net cash remittances from business units

10%↑
Increase on 2014

Measuring our performance page 16

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 43

Chief Financial Officer's report on our 2015 financial performance continued

EEV profit

	Actual exchange rate			Constant exchange rate	
	2015 £m	2014 £m	Change %	2014 £m	Change %
Post-tax operating profit					
Long-term business:					
Asia	2,321	1,900	22	1,903	22
US	1,808	1,528	18	1,647	10
UK[2]	863	735	17	735	17
Long-term business operating profit[2]	4,992	4,163	20	4,285	16
UK general insurance commission	22	19	16	19	16
Asset management business:					
M&G	358	353	1	353	1
Prudential Capital	18	33	(45)	33	(45)
Eastspring Investments	101	78	29	79	28
US	7	6	17	7	–
Other income and expenditure[12]	(617)	(567)	(9)	(567)	(9)
Results of the sold PruHealth and PruProtect businesses	–	11	(100)	11	(100)
Post-tax operating profit based on longer-term investment returns	4,881	4,096	19	4,220	16
Short-term fluctuations in investment returns:					
Insurance operations	(1,153)	856	(235)	864	(233)
Other operations	(55)	(93)	41	(93)	41
	(1,208)	763	(258)	771	(257)
Effect of changes in economic assumptions	57	(369)	115	(389)	115
Other non-operating items[12]	221	(147)	250	(147)	250
Profit attributable to shareholders	3,951	4,343	(9)	4,455	(11)

Earnings per share

	Actual exchange rate			Constant exchange rate	
	2015 pence	2014 pence	Change %	2014 pence	Change %
Basic earnings per share based on post-tax operating profit	191.2	160.7	19	165.6	15
Basic earnings per share based on post-tax total profit	154.8	170.4	(9)	174.8	(11)

Note 2: Results analysis by business area page 302

EEV operating profit

On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 16 per cent higher (19 per cent on an actual exchange rate basis) at £4,881 million in 2015. The increase is primarily due to higher new business profit from the Group's life businesses, which increased by 20 per cent (24 per cent on an actual exchange rate) to £2,617 million and profit from the in-force life business, which increased by 13 per cent (16 per cent on an actual exchange rate basis) to £2,375 million. This reflects on-going business growth and higher profits from the better than expected management of the in-force business, with positive experience and assumptions changes of £666 million (2014: £648 million).

In **Asia**, EEV life operating profit was 22 per cent higher at £2,321 million, with in-force profit up 13 per cent to £831 million, benefiting from increased scale across all our operations. Asia new business profit was 28 per cent higher at £1,490 million, reflecting volume growth from the continued build-out of our distribution platform.

Jackson's EEV life operating profit increased by 10 per cent to £1,808 million, driven by growth in the scale of our in-force book and higher new business profit. In-force profit increased by 11 per cent to £999 million (20 per cent on an actual exchange rate basis), primarily reflecting higher unwind from the larger book of existing business. US new business profit was up 8 per cent to £809 million (17 per cent on an actual exchange rate basis), due to the 3 per cent (11 per cent on an actual exchange rate basis) increase in sales volume and a beneficial shift in business mix.

In the **UK**, EEV life operating profit increased by 17 per cent[2] to £863 million (2014: £735 million). New business profit was 23 per cent[2] higher at £318 million (2014: £259 million) and includes a contribution of £117 million (2014: £105 million) from four bulk annuity transactions in 2015. Retail new business profit was up 31 per cent[2] at £201 million (2014: £154 million), due to the positive effect of the 32 per cent increase in retail sales volumes offset by business mix effects. In-force profit was 14 per cent higher at £545 million (2014: £476 million) and includes a net charge of £13 million from the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime.

EEV non-operating results

EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are captured in non-operating profit which reduced the 2015 results by a net £930 million (2014: net increase of £247 million on an actual exchange rate basis).

EEV short-term fluctuations

Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the effect

44 Prudential plc Annual Report 2015 www.prudential.co.uk

£32.4bn

EEV shareholders’ funds

equivalent to

1,258p

per share

on EEV of the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for life operations of negative £1,153 million include negative £206 million for Asia, negative £753 million for our US operations and negative £194 million in the UK.

In Asia and the UK, negative short-term fluctuations principally reflect unrealised movements on bond holdings in the year. They also reflect the effect on the embedded value of flat to negative equity market returns. In the US, the variance represents the impact of modestly negative market-related movements on separate account values in the year, and on the value movements on derivatives held to manage the Group’s equity and interest rates exposure.

Effect of changes in economic assumptions

The small overall interest rate rises in the UK and US have had a beneficial impact on the level of future assumed earnings that we expect to generate from our existing book of business. This is partly offset by the effect of interest rate rises in Asia, which impact EEV negatively, as the present value future Asia health and protection profits are discounted at higher rates.

Capital position, financing and liquidity Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses. The estimated Group Solvency II capital surplus13,14 at 31 December 2015 is £9.7 billion, equivalent to a ratio of 193 per cent. The table below shows the impact of moving from our previously reported economic capital basis to the Solvency II-approved internal model basis and the capital generation in 2015.

Analysis of movement in Group capital surplus

£ billion

Economic capital surplus as at 1 January 9.7 Operating experience 2.4 Non-operating experience (including market movements) (0.6) Other capital movements Subordinated debt issuance 0.6 Foreign currency translation impacts 0.2 Final 2014 and 2015 first interim dividend paid (1.0)

Methodology and calibration changes

Changes to own funds (net of transitionals) and solvency capital Requirement calibration strengthening (0.2) Effect of partial derecognition of Asia Solvency II surplus (1.4)

Estimated Solvency II surplus as at 31 December 9.7

Note IIc: Solvency II capital position at 31 December 2015 page 343

The movement in the Group Solvency II capital surplus in 2015 was driven by:

— Operating experience of £2.4 billion: generated by in-force business and new business written in 2015 and included £0.4 billion of benefit from the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime;

— Non-operating experience of £0.6 billion: mainly arising from negative market experience during the year; and

— Other capital movements: comprising an increase in capital from subordinated debt issuance, positive foreign currency translation effects offset by a reduction in surplus from payment of the 2014 final and 2015 first interim dividend.

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The methodology and calibration changes arose as part of the internal model approval process and related to:

— A £0.2 billion reduction in surplus due to an increase in the Solvency capital requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

— A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for ‘contract boundaries’ and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

Solvency II as a measure of regulatory capital is more volatile than under the previous Solvency I regime. At

31 December 2015, the estimated sensitivity of the Group Solvency II capital surplus to significant changes in market conditions is as set out below:

— An instantaneous 20 per cent fall in equity markets would reduce surplus by £1.0 billion and reduce the solvency ratio to 186 per cent;

— A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce surplus by £1.8 billion and reduce the solvency ratio to 179 per cent;

Annual Report 2015 Prudential plc 45

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Chief Financial Officer's report on our 2015 financial performance continued

- A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £1.1 billion and reduce the solvency ratio to 179 per cent;
- A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £1.1 billion and increase the solvency ratio to 210 per cent; and
- A 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 187 per cent.

At 31 December 2015 our Insurance Groups Directive surplus is estimated at £5.5 billion[14], equivalent to a solvency cover of 2.5 times.

Group Solvency II capital surplus


Solvency ratio
193%
20.1
10.4
Surplus
£9.7bn
Own funds
Solvency capital requirement

Local statutory capital

All our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. Jackson's risk-based capital ratio at the end of 2015 was 481 per cent, having remitted £470 million to Group earlier in the year. The Prudential Assurance Company Limited, our main UK operation, has an estimated Solvency II surplus of £3.3 billion in respect of its shareholder business, equivalent to a ratio of 146 per cent. Separately, the UK with-profits funds remained well capitalised with an estate value of £7.6 billion[15], covering its solvency capital requirements approximately 1.75 times.

Debt portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 96 per cent of our US portfolio are investment grade. We experienced no default losses and reported impairments of £26 million (2014: £7 million) across these two fixed income securities portfolios.

Financing and liquidity

Shareholders' net core structural borrowings and ratings

	2015 £m			2014 £m		
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	4,567	353	4,920	3,869	579	4,448
Prudential Capital	275	–	275	275	–	275
Jackson surplus notes	169	55	224	160	42	202
Total	5,011	408	5,419	4,304	621	4,925
Less: holding company cash and short-term investments	(2,173)	–	(2,173)	(1,480)	–	(1,480)
Net core structural borrowings of shareholder-financed operations	2,838	408	3,246	2,824	621	3,445

Note C6.1: Core structural borrowings of shareholder-financed operations page 241

Our financing and liquidity position remained strong throughout the year. Our central cash resources amounted to £2.2 billion at 31 December 2015, compared with £1.5 billion at the end of 2014, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis, the Group's core structural borrowings at 31 December 2015 were £5,011 million (31 December 2014: £4,304 million on an actual exchange rate basis) and comprised £4,567 million (31 December 2014: £3,869 million on an actual exchange rate basis) of debt held by the holding company, and £444 million (31 December 2014: £435 million on an actual exchange rate basis) of debt held by the Group's subsidiaries, Prudential Capital and Jackson. In June 2015, Prudential issued £600 million 5.0 per cent tier 2 subordinated notes, increasing funds available for general corporate purposes.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2015, we had issued commercial paper under this programme, totalling £138 million and US$1,428 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2020. Apart from small drawdowns to test the process, these

46 Prudential plc Annual Report 2015 www.prudential.co.uk

facilities have never been drawn, and there were no amounts outstanding at 31 December 2015. The medium-term note programme, the SEC-registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2015, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net debt) was 18 per cent, compared to 19 per cent at 31 December 2014. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. The Prudential Assurance Company Limited was downgraded by Moody's in September 2015 from Aa2 to Aa3. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of the Prudential Assurance Company Limited is rated AA by Standard & Poor's, Aa3 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co Singapore (Pte) Ltd's (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Shareholders' funds

	IFRS		EEV	
	2015 £m	2014 £m	2015 £m	2014 £m
Profit after tax for the year	2,579	2,216	3,951	4,343
Exchange movements, net of related tax	118	220	244	737
Unrealised gains and losses on Jackson fixed income securities classified as available for sale[16]	(629)	565	–	–
Dividends	(974)	(895)	(974)	(895)
Other	50	55	(23)	131
Net increase in shareholders' funds	1,144	2,161	3,198	4,316
Shareholders' funds at beginning of the year	11,811	9,650	29,161	24,856
Effect of domestication of Hong Kong branch	–	–	–	(11)
Shareholders' funds at end of the year	12,955	11,811	32,359	29,161
Shareholders' value per share	504p	460p	1,258p	1,136p
Return on shareholders' funds[17]	27%	26%	17%	16%

IFRS consolidated statement of changes in equity page 135 and Note 9: reconciliation of movements in shareholders' equity page 313

In a period of currency volatility, UK sterling weakened relative to non-sterling currencies, in particular the US dollar. With approximately 54 per cent of the Group's IFRS net assets (68 per cent of EEV net assets) denominated in non-sterling currencies, this generated a positive foreign exchange movement on net assets in the year. In addition, the increase in US 10-year treasury rate and higher spreads produced unrealised losses on fixed income securities held by Jackson that are accounted for as available-for-sale under IFRS.

Taking these non-operating movements into account, the Group's IFRS shareholders' funds at 31 December 2015 increased by 10 per cent to £13.0 billion (31 December 2014: £11.8 billion on an actual exchange rate basis).

The Group's EEV shareholders' funds also increased by 11 per cent to £32.4 billion (31 December 2014: £29.2 billion on an actual exchange rate basis). On a per share basis the Group's embedded value at 31 December 2015 stood at 1,258 pence, up from 1,136 pence at 31 December 2014.

Corporate transactions

Entrance into Uganda life insurance market

In June 2015 we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term cooperation agreement with Crane Bank of Uganda. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance, which is subject to regulatory approval.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 47

Chief Financial Officer’s report on our 2015 financial performance continued

Reporting considerations

As announced at our investor conference in January 2016, we plan to discontinue publication of our first- and third-quarter interim management statements with immediate effect.

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share, reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

48 Prudential plc Annual Report 2015

Notes

1 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations.

2 Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3 Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure, and other non-operating items.

4 Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.

5 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

6	For basis of preparation see note I (a) of Additional unaudited IFRS financial information.
7	Includes Group’s proportionate share in PPM

South Africa and the Asia asset management joint ventures.

8 Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,065 million (2014: net inflows £9 million). External funds under management exclude Asia MMF balances of £6,006 million (2014: £4,800 million).

9 Investment in new business as a percentage of underlying free surplus generated from in-force life business and asset management.

10 Payback period, measured on an undiscounted basis, is the time in which the initial ‘cash’ outflow of investment is expected to be recovered from the ‘cash’ inflows generated by the investment. The ‘cash’ outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment.

11 The full holding company cash flow is disclosed in note II (a) of Additional unaudited IFRS financial information.

12 Refer to the EEV basis supplementary information – Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the breakdown of other income and expenditure, and other non-operating items.

13 The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.

14 Before allowing for second interim ordinary and special dividends.

15 Representing Solvency II own funds of the UK with-profits funds.

16 Net of related charges to deferred acquisition costs and tax.

17 Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

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Group Chief Risk Officer's report of the risks facing our business and how these are managed

Generating value while maintaining an appropriate risk profile



'We seek to retain only those risks consistent with our risk appetite with the aim of ensuring we deliver on our long-term commitments to our customers and shareholders.'

Penny James
Group Chief Risk Officer


Group risk profile
Strategic
Market
Credit
Liquidity
Insurance
Operational
Business environment
Risks from our business operations
Risks from our investments
Risks from our business products

The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and deliver real value. We recognise that we are implicitly committing to customers that we will maintain a healthy company, and are there to meet our long-term commitments to them.

From the shareholders' perspective, we generate value by selectively taking exposures to risks that are adequately rewarded and that can be appropriately quantified and managed. The Group's approach is to retain risks where doing so contributes to value creation, the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to manage appropriately the risk.

In my report, I seek to explain the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

Principles and objective

Prudential defines 'risk' as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. As such, material risks will be retained only where this is consistent with the Group's risk appetite framework and its philosophy towards risk-taking.

Risk governance

The organisational structures, reporting relationships, delegation of authority, and roles and responsibilities that Group Head Office and the business units establish to make decisions and control their activities on risk-related matters form the foundation of Prudential's risk governance. Effective risk governance encompasses individuals, Group-wide functions and committees involved in the management of risk.

Risk framework

The Group's risk framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to market, credit, insurance, liquidity and operational risks is monitored and managed by the Group Risk function whose responsibility it is to seek to ensure the maintenance of an adequate risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group and is based on the concept of the 'three lines of defence'. These comprise risk-taking and management, risk control and oversight, and independent assurance.

The key risks inherent in the insurance and capital management operations of Prudential's business:

Risks from our investments

Uncertainty around investment returns can arise through **credit risk** via the potential of defaults, and **market risks** resulting from the volatility of asset values as a result of fluctuations in equity prices, interest rates, foreign exchange and property prices. **Liquidity risk** is also a key area of focus. Regular stress testing is undertaken to ensure the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and in stress scenarios.

Risks from our products

Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.

In common with other life insurers, the profitability of our businesses depends on a mix of factors including **mortality and morbidity** levels and trends, **persistency**, and claim inflation.

Risks from our business operations

Operational risk
As a group, we are dependent on the successful processing of a large number of transactions, utilising various IT systems and platforms across numerous and diverse products.

We also operate under the ever-evolving requirements set out by **different regulatory and legal regimes** (including tax), as well as utilising a significant number of **third parties** to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 49

Group Chief Risk Officer's report of the risks facing our business and how these are managed continued

Risk mitigation and hedging

We manage our risk profile according to our desired acceptance of risk. To do this, Group Head Office and the business units maintain risk registers that include details of the risks identified and of the controls and mitigating actions used in managing them. Our identified keys risks are set out in the table below.

Key risks

Risk type	Risk definition	Risk management and mitigation
Market risk Equity Investment risk Interest rates Foreign exchange	The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.	— Market risk policy — Risk appetite statements, limits and triggers in place — Monitoring and oversight of market risks through the reporting of regular management information — Asset Liability Management programmes in place — Use of derivative programmes — Currency hedging of expected business unit remittances
Credit risk Counterparty Invested credit	The risk of loss for our business, or of adverse change in the financial situation, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).	— Credit risk policy — Risk appetite statements and limits defined on an issuer/counterparty/average credit quality of the portfolio basis — Collateral arrangements in place for derivative transactions — Group Credit Risk Committee oversight of credit and counterparty credit risk and sector and/or name-specific reviews — Close monitoring/restricting of investments that may be of concern
Insurance risk Mortality/longevity Morbidity/health Persistency Medical expense inflation risk	The risk of loss for our business, or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and claim inflation.	— Insurance and Underwriting risk policies — Risk appetite statements, limits and triggers in place — Longevity, morbidity and persistency assumptions reflect recent experience and expectation of future trends; industry data and expert judgement are used, where appropriate — Reinsurance is used to mitigate longevity and morbidity risks — Morbidity mitigated by appropriate underwriting when policies are issued and claims received — Persistency mitigated through improving quality of sales processes and customer retention initiatives — Medical expense inflation risk mitigated through regular product re-pricing
Liquidity risk	The risk of the Group being unable to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stress scenarios.	— Liquidity risk policy — Risk appetite statements, limits and triggers in place — Monitoring of liquidity risk through regular management information — Regular stress testing — Liquidity contingency plans established and sources identified — Ability to access the money and debt capital markets — Access to external sources of finance through committed credit facilities
Operational risk Regulatory and legislative compliance Third-party management IT and information (including cyber security) Business continuity	The risk of loss (or unintended gain/profit) arising from inadequate or failed internal processes, or from personnel and systems, or from external events (other than those external events covered under Business Environment Risk).	— Operational risk and Outsourcing and Third-Party supply policies — Corporate insurance programmes to limit the impact of operational risks — Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events — Internal and external review of cyber security capability — Regular testing of elements of the disaster-recovery plan
Business environment risk Strategic risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy. Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.	— A Risk and Capital Plan that includes considerations of current strategies — Business environment and strategic risks closely monitored and assessed for consideration in the business plans where appropriate — Board strategy sessions consider risk themes — Systemic Risk Management Plan which details the Group's strategy and risk management framework — Recovery Plan which covers the Group's corporate and risk governance for managing a distressed environment, a range of credible recovery options, and scenarios to assess the effectiveness of these recovery options

50 Prudential plc Annual Report 2015 www.prudential.co.uk

The drivers of each of the key risks vary by business unit, and depend primarily on the value of locally-held products.

Market risk

Investment risk

(Audited)

In Prudential UK, investment risk arising out of the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside the fund. The fund’s large inherited estate – estimated at £7.6 billion1 as at

31 December 2015 on a Solvency II basis – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equities arises from unit-linked products where revenue is linked to funds under management and on its with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of ‘spread business’, including fixed annuities, these assets are generally bonds and our shareholder exposure comes from the minimum asset return required to be generated to meet the guaranteed rates of return offered to policyholders. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case, the impact on the shareholder comes from the guarantees on return on investments embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting. The Jackson IFRS shareholders’ equity and US statutory capital are also

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sensitive to the effects of policyholder behaviour on the valuation of guarantees.

Interest rate risk

(Audited)

Long-term rates remain close to historic lows. Products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates. However, this remains an area of sensitivity and persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. Under the European Union’s Solvency II Directive, additional interest rate exposure is created due to the nature of the construction of this balance sheet, such as the inclusion of the risk margin. The UK business continually assesses the need for any derivative overlays in managing this sensitivity. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund, but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall.

Interest rate risk across the entire business is managed through the use of interest rate swaps, interest rate options and hybrid options (options protecting against simultaneous decreases in equity values and interest rates).

Foreign exchange risk

(Audited)

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fiuctuations. Our operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling. We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the accounting balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposure to foreign exchange risks in currencies outside the local territory. Where this arises, currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

(Audited)

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality to seek to ensure the diversification of the portfolio and have in place collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group and conducts sector and/or name-specific reviews as required. In particular, in 2015, it has conducted sector reviews in the banking, commodities and energy sectors.

Debt and loan portfolio

(Audited)

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, with fixed income assets of £32.1 billion. Credit risk arising from a further £44.5 billion of fixed income assets is largely borne by the with-profits fund, although, in extremis, shareholder support may be required should the with-profits fund become unable to meet its liabilities. The debt portfolio of our Asia business totalled £28.3 billion at 31 December 2015. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 32 per cent is shareholder exposure. Credit risk arises in the general account of our US business, where £34.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance.

Annual Report 2015 Prudential plc 51

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Group Chief Risk Officer’s report of the risks facing our business and how these are managed continued

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.2 billion as at

31 December 2015 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities-lending and cash-management business for the Prudential Group and our clients.

Certain sectors have seen specific pressure during 2015 and into early 2016. The Group’s credit exposure to the oil and gas sector represents approximately 4 per cent or £3.1 billion of the shareholder credit portfolio. Prolonged, depressed oil prices are expected to exert downward rating pressure within the sector, which is being monitored closely through Group risk processes and the Group Credit Risk Committee. The Group’s credit exposure to the metal and mining sector represents 1 per cent of the total shareholder debt portfolio (£78 billion). Similarly, this sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

(Audited)

Sovereign debt represented 17 per cent or £12.8 billion of the debt portfolio backing shareholder business at 31 December 2015 (31 December 2014: 15 per cent or £11.0 billion). 44 per cent of this was rated AAA and 94 per cent investment grade (31 December 2014: 43 per cent AAA, 95 per cent investment grade). At 31 December 2015, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt2 was £546 million. 75 per cent of this was AAA rated (31 December 2014: 82 per cent AAA rated). We do not have any sovereign debt exposure to Greece.

Bank debt exposure and counterparty credit risk

(Audited)

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt

52 Prudential plc Annual Report 2015

securities at 31 December 2015 are given in note C3.3(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk. At 31 December 2015, shareholder exposure to corporate debt by rating and sector is shown below:

— 95 per cent of the shareholder portfolio is investment grade rated. In particular, 67 per cent of the portfolio is rated A- and above3.

— The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and utilities sectors).

Insurance risk

(Audited)

Insurance risk constitutes a sizeable proportion of the Group’s exposure; the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance and claim inflation.

Longevity risk (people’s propensity to live longer) is a significant contributor to our insurance risk exposure and is also capital intensive under the Solvency II regime. One tool used to manage this risk is reinsurance. During 2015, we completed deals on a number of tranches of bulk and retail annuity liabilities when terms were sufficiently attractive and aligned with our risk management framework. The recently enhanced pensions freedoms in the UK have greatly reduced the demand for retail annuities and further liberalisation is anticipated. However, given our significant UK annuity portfolio, the assumptions that we make about future rates of mortality improvement will remain key to the measurement of insurance liabilities and to the assessment of any subsequent reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there remains considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity assumptions.

Shareholder exposure to corporate debt by rating

5% 11%

27%

24%

33%

AAA AA A BBB

BB or below, or non-rated assets

Shareholder exposure by sector

12%

21%

8%

2%

3% 5% 5% 9% 5% 4%

8% 18%

Financial

Mortgage securities Utilities Government Consumer, non-cyclical Communications Industrial Energy Consumer, cyclical Asset-backed securities Real estate Others

Morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation. This is the risk that the expenses of medical treatment increase more than expected, so that the medical claim cost passed on to Prudential is much higher. Medical expense inflation risk is

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best mitigated through retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in aggregate across policies.

Our persistency assumptions similarly reflect recent experience for each relevant line of business, and future expectations. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk. Modelling this ‘dynamic’ policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within product features.

Liquidity risk

(Audited)

The Group has significant internal sources of liquidity which are sufficient to meet all of its expected requirements, for a period of at least 12 months from the date the financial statements are approved, without having to make use of external funding. In aggregate, the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2020. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and are assessed to be sufficient.

Operational risk

(Unaudited)

The Group does not actively seek to take operational risk to generate returns. Instead, it accepts a level of risk whereby the controls in place should prevent material losses, but should also not excessively restrict business activities. Direct and/or indirect financial losses are likely to arise if there is a failure to develop, implement and monitor appropriate controls.

For each business unit, accountabilities for operational risk management and oversight are based on the principles of the ‘three lines of defence’ model of risk-taking and management, risk control and oversight, and independent assurance. The approach adopted is proportional to the size, nature and complexity of the business unit and the risks it manages.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of

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this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee.

This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Top operational risks

Key areas of focus within the operational risk framework are:

— The risk of non-compliance due to the momentum of regulatory change in both our developed and developing markets, as well as recognising that Prudential’s designation as a Global Systemically Important Insurer which requires the Group to comply with additional policy measures including enhanced Group-wide supervision;

— The risk of improper, or mis-selling of Prudential products and the resulting risk of censure from local regulators;

— The risk of regulatory censure due to poor conduct or weaknesses in systems and controls;

— The risk of censure for money laundering, sanctions or anti-bribery and corruption failures;

— The risk that reliance on IT infrastructures which support core activities/processes of the business, could fail or otherwise negatively impact business continuity and scalability needed to support the growth and changing needs of the business;

— The risk of a significant failure of a third-party provider impacting critical services;

— The risk of trading, transacting or modelling errors having a material cost across Group;

— The risk of the Group failing to attract and retain quality senior managers and other key employees;

— The risk that key people, processes and systems are unable to operate (thus impacting the on-going operation of the business) due to a significant unexpected external event occurring (eg a pandemic, terrorist attack, natural disaster, political unrest); and

— The risk of losses resulting from damage to the firm’s reputation. This can be either real or perceived reputational damage but which could nevertheless diminish the standing of the organisation in the eyes of key stakeholders (eg customers, shareholders), destroy shareholder value, adversely impact revenues or result in significant costs to rectify.

Cyber security

Cyber security is an increasingly important risk facing the Group. The risk is that a member of the Group could be the target of a cyber-related attack which could result in disruption to the key operations, make it difficult to recover critical services, damage assets, and compromise data (both corporate and customer). This is a global issue which is rising in prominence across the financial services industry. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a Global Systemically Important Insurer, there is an increased likelihood of Prudential being considered a target by cyber criminals. A number of industry, company-wide and local business unit-specific initiatives are underway in response to this risk.

Business environment and strategic risks

(Unaudited)

Global regulatory and political risk

There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority reviews, on-going engagement with the Prudential Regulation Authority and includes the work of the Financial Stability Board and standard-setting institutions such as the International Association of Insurance Supervisors. The International Association of Insurance Supervisors has various initiatives. On

18 July 2013, it published a methodology for identifying Global Systemically Important Insurers, and a set of policy measures that will apply to them, which the Financial Stability Board endorsed. Groups designated as a Global Systemically Important Insurer are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a Global Systemically Important Insurer was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a Global Systemically Important Insurer.

The Global Systemically Important Insurer regime also introduces two types of capital requirements. The first, a Basic Capital Requirement, is designed to act as a minimum group capital requirement; and the second, a Higher Loss Absorption requirement reflects the drivers of the assessment of Global Systemically Important Insurer designation. The International Association of Insurance Supervisors

Annual Report 2015 Prudential plc 53

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 (EEV) basis results 07 Additional information

Group Chief Risk Officer's report of the risks facing our business and how these are managed continued

intends for these requirements to take effect from January 2019, but Global Systemically Important Insurers will be expected to report privately to their group-wide supervisors in the interim.

The International Association of Insurance Supervisors is also developing a Common Framework (ComFrame) which is focused on the supervision of large and complex Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that would apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for Global Systemically Important Insurers. Further consultations on the Insurance Capital Standard are expected over the coming years and a version of the Insurance Capital Standard is expected to be adopted as part of ComFrame in late 2019.

The International Association of Insurance Supervisors' Insurance Core Principles, which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The European Union's Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

The UK government has committed to holding a 'remain/leave' referendum on EU membership which will be held on 23 June 2016. The possible withdrawal of the UK from the EU would have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced on the UK.

In the US, the implementation of the Department of Labor proposal to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts would dramatically reshape the distribution of retirement products. If approved, the final rule could be in place in 2016. Jackson's strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

Emerging risks

(Unaudited)

Generally, emerging risks are qualitative in nature and are not amenable to modelling using statistical techniques. The emerging risk identification process at Prudential seeks to leverage the expertise of the organisation through a combination of top-down and bottom-up assessments of risks. Following two years of development, the emerging risk identification process is now well-embedded across the Group.

The use of 'brainstorming' sessions at various levels of the organisation is used as a central pillar of the emerging risk identification process to identify, develop and challenge potential emerging risks. Input is also taken from external speakers, forums and databases.

The Group has also sought to maintain contacts with industry experts and peers to benchmark and refine the emerging risk-management process. For example, Prudential has been a member of the Emerging Risk Initiative at the CRO Forum for two years, and chaired this initiative for 2015.

Risk factors

(Unaudited)

Our disclosures covering risk factors can be found at the end of this document.

Risk management cycle and governance

Our Group risk framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk-taking and management, risk control and oversight and independent assurance.

Group risk framework page 84

Risk management cycle and governance

Risk identification covers Group-wide:
- Top-down risk identification
- Bottom-up risk identification
- Emerging risk identification

Risks are assessed in terms of materiality.

Material risks which are modelled are included in capital models, including E-Cap.

Risks which cannot be quantified are assessed qualitatively.


Risk identification
Risk measurement and assessment
Risk management cycle
Manage and control
Monitor and report

Risk reports are provided to the Group Executive Risk Committee, Group Risk Committee and Board which include updates on exposure against Board-approved risk appetite statements and limits.

Risk reports also provide updates on the Group top risks.

Risk processes that support the management and controlling of risk exposures include:
- Risk appetite and limits
- Financial Incidents Procedures
- Large Risk Approval Process
- Global Counterparty Limit Framework
- Own Risk and Solvency Assessment
- Reverse Stress Testing

54 Prudential plc Annual Report 2015 www.prudential.co.uk

Risk identification

(Unaudited)

The Group’s risk profile is a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. An annual ‘top-down’ identification of our key risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The bottom-up approach of risk identification is more granular and refers to the processes by which the business units identify, assess and document risks, with the appropriate coordination and challenge from the risk functions.

The Group Own Risk and Solvency Assessment Report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the Group Own Risk and Solvency Assessment Report covers the full known risk universe of the Group. In accordance with provision C.2.1 of the UK Corporate Governance Code, the directors have performed robust assessment of the principal risks facing the Company, through the Group Own Risk and Solvency Assessment Report and the risk assessments completed as part of the business planning review including how they are managed and mitigated given in this Chief Risk Officer’s report. Insurers are also required to undertake Reverse Stress Testing, which requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. The actions considered form a part of our Recovery Plan.

Risk measurement and assessment

(Unaudited)

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s Internal Model, which is used to determine capital requirements under the Solvency II Pillar 1 and economic capital bases. Governance arrangements are in place to support the internal model. This includes independent validation and process and controls around model changes and limitations.

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Manage and control

(Unaudited)

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies. These risk policies define:

— The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;

— The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and

— The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

Monitoring and reporting

(Unaudited)

The management information received by the Group Risk Committees and the Board is tailored around the risks identified in the annual ‘top-down’ process, and also covers ongoing developments in other key and emerging risks.

Risk appetite and limits

(Unaudited)

The extent to which the Group is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators.

Risk appetite has been set at a Group aggregate level and by risk type, and covers all risks to shareholders, including those from participating and third-party business. The qualitative statements are operationalised down to the local business units through measures such as limits, triggers and indicators, and cover the most significant exposures to the Group, particularly those that could impact the Group’s aggregate risk appetite metrics. The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. On the recommendation of the Group Risk Committee, the Board approves all changes made to the Group’s risk appetite framework.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility:

The objectives of the aggregate risk limits seek to manage that:

— The volatility of earnings is consistent with the expectations of stakeholders;

— The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

— Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:

The objective is to monitor that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements:

The limits aim to manage that:

— The Group meets its internal economic capital requirements;

— The Group achieves its desired target rating to meet its business objectives; and

— Supervisory intervention is avoided.

The two measures used to define the limits are Solvency II capital requirements and internal economic capital requirements. In addition, outside the UK, capital requirements are monitored on local statutory bases.

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position. With the introduction of Solvency II, the existing European Union Insurance Group Directive’s risk appetite statement has been replaced with a Solvency II Pillar 1 risk appetite. As part of our annual business planning cycle the risk appetite framework plays an integral role. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Annual Report 2015 Prudential plc 55

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Group Chief Risk Officer’s report of the risks facing our business and how these are managed continued

Risk policies

(Unaudited)

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering, internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

Risk culture

(Unaudited)

The increasing regulatory focus on market participants instilling corporate cultures that support prudent management and outcomes for consumers is indelibly linked to what we do and how we do it. The ‘risk culture’ (as a subset of the broader business culture) is reflected in the values and behaviours the Group displays when managing risk. It therefore permeates throughout the Group’s Risk Framework and governance processes.

The Group promotes a responsible risk culture in three main ways:

— By the leadership and behaviours demonstrated by management;

— By building skills and capabilities to support risk management; and

— By including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

Senior management leadership

Senior management promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision making, while seeking to ensure compliance with regulatory requirements and internal policies. As part of this, they encourage all employees to be risk-aware and to take personal responsibility for identifying and helping to address risk issues.

Building skills and capabilities

The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately.

56 Prudential plc Annual Report 2015

Performance management

The Group includes risk management measures that balance risk taken with profitability and growth achieved in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management (objectives may be quantitative or qualitative as appropriate). The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Viability statement

In accordance with provision C.2.2 of the UK code, the directors have assessed the prospects of the Company and the Group by reference to the three-year planning period to December 2018. The Group prepares a business plan annually covering a three-year period on a rolling basis. This plan covers projected performance with regards to profitability, cash generation, the capital position of the Group and the parent company’s liquidity over this three-year period. The Group’s risk appetite framework forms an integral part of the annual business plan. The financial performance, capital, and liquidity positions over the plan period are tested against the Group’s risk appetite statements which are set by the Board to ensure the ongoing viability of the Group. They are also subjected to other stress scenarios, such as substantial declines to interest rates and equity markets based on a macroeconomic assessment for each period, so as to evaluate the Group’s resilience to significant deteriorations in market conditions and other shock events. The impact on the business of known areas of regulatory change whose financial implications can be reasonably quantified is also considered as part of the plan. In making the assessment, the directors have taken into account the Group’s current position and the potential impact of the principal risks faced by the Group. The Group’s business activities and the factors likely to affect its future development, successful performance and position in the current economic climate are set out on pages 4 to 35. The risks facing the Group’s capital and liquidity positions and their sensitivities are referred to on pages 45 to 54.

Based on this assessment, the directors have a reasonable expectation that the Company and the Group will be able to continue in operation and meet their liabilities as they fall due over the three-year plan period to December 2018. In addition to these considerations, the directors regularly consider strategic matters that may affect the longer-term prospects of the Group. Further, the Group as a whole, and each of its life assurance operations, are subject to extensive regulation and supervision, which are designed primarily to reinforce the Company’s management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders.

In particular, the Group and UK insurance subsidiaries are subject to the capital adequacy requirements of the European Union Solvency II regulatory basis as implemented by the Prudential Regulation Authority in the UK. Capital requirements for the Group’s other subsidiaries are also monitored on their local regulatory bases. In addition to these external capital metrics, the Group uses an internal economic capital assessment to monitor its capital requirements across the Group. Further details on the capital strength of the Group are provided on pages 45 and 46.

Notes

1 Representing Solvency II own funds of the UK with-profits funds.

2 Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.

3 In the ‘Shareholder exposure by rating’, 75 per cent of non-rated assets are internally rated, privately held loans.

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Corporate responsibility review

Helping build strong communities



'Our businesses provide social and economic benefits to communities around the world. Through our corporate responsibility activities and using our resources and the skill and energy of our employees, we provide benefits to customers, communities and the environment.'

Paul Manduca
Chairman

Performance highlights

£21.7m
total community investment

51,979 hours
volunteered by employees across the Prudential Group

£519,826
donated by employees through payroll giving across the Group

Prudential provides solutions that address the biggest financial dilemmas people face. Whether it's the need for income in old age, support for children's education or for protection in case the main household earner becomes ill, we offer solutions targeting each of these potentially life-changing events, based on our long-term approach to our customers and our business.

This purpose, and this long-term approach, is reinforced by our Group-wide corporate responsibility strategy. Through our corporate responsibility programmes around the world we help to build stronger and more sustainable communities, and in the process provide benefits to our customers, our colleagues and the environment.

Our corporate responsibility strategy

Our Group approach to corporate responsibility is underpinned by four global principles:

- Serving our customers;
- Valuing our people;
- Supporting local communities; and
- Protecting the environment.

We aim to provide fair and transparent products that meet our customers' needs

Page 58

We seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference

Page 61


Serving our customers
Supporting local communities
Long-term sustainable value
Valuing our people
Protecting the environment

We aspire to retain and develop highly engaged employees

Page 59

We take responsibility for the environment in which we operate

Page 64

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 57

Corporate responsibility review continued

Our Group approach to corporate responsibility is underpinned by four global principles:

— Serving our customers: we aim to provide fair and transparent products that meet our customers’ needs;

— Valuing our people: we aspire to retain and develop highly engaged employees;

— Supporting local communities: we seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference; and

— Protecting the environment: we take responsibility for the environment in which we operate.

These principles provide a framework within which our businesses shape their own individual corporate responsibility goals – our strong belief is that corporate responsibility is best managed and delivered by those closest to the customer and local stakeholders. This review gives an overview of our activities and progress in 2015. More detailed information is available online at www.prudential.co.uk/corporate-responsibility

Serving our customers

Prudential has been meeting people’s needs for more than 167 years and today we serve 24 million insurance customers across four continents.

We offer solutions for customers as they face the biggest financial challenges of their lives. Those issues vary in different parts of the world, and in each of our businesses we are focused on providing for a distinct set of customers’ needs. Those are: the significant and growing demand for saving and protection of the middle class in Asia, the retirement income needs of baby boomers in the US, the financial requirements of the UK’s ageing population, which needs both to save more and to access secure income in retirement, and the growing needs of customers in our new markets in Africa.

We want our customers to stay with us for the long term. This means we must proactively listen to them to understand and respond to their changing needs, and maintain their trust in us with fair, transparent products and service. We achieve this by not only delivering consistent performance from all our businesses, year in and year out, but also by ensuring that performance is sustained over the long term.

58 Prudential plc Annual Report 2015

Asia

In Asia, we focus our efforts on helping our customers build better futures for themselves and their families, by helping to fill the savings and protection gap that exists in many countries in the region. The extent of this gap is clear. In terms of protection, in Asia overall 42 per cent of healthcare spend is out-of-pocket, with this figure reaching 56 per cent in some markets, compared with 12 per cent in the US and 9 per cent in the UK.

While in Asia savings represent 44 per cent of GDP, compared with 18 per cent in the US and 13 per cent in the UK, 60 per cent of assets in Asia are held in cash, compared with 31 per cent in the US and 26 per cent in the UK. These figures illustrate the shortfall in both protection and savings opportunities in the region, and our products and services are designed to help make up that shortfall.

Before launching any initiative, we always listen to and understand our customers’ needs. This allows us to propose financial solutions customised for different groups, whether that is young parents or middle-aged people providing for their extended family, for example. Prudential Corporation Asia introduced a number of tailored products and services to meet our customers’ changing needs in 2015. With cancer survival rates increasing in Hong Kong and the region, PRUhealth cancer multi-care was launched to address anxieties about the financial impacts of multiple cancer strikes. This plan serves customers with the right support exactly when they need it most.

Prudential Singapore’s PRUCover Total Refund is designed to provide much-needed security and reassurance for customers during times of crisis. In the event of critical illness, customers can focus on improving their health while being assured that they have the financial support to see them through this stressful time. The affected customer will receive a lump sum payout as well as a waiver of future premiums, while also continuing to receive coverage for death and terminal illness. In the event of accidental death, family members of the policyholder will receive a payout of three times the sum assured. PRUCover Total Refund also rewards those who have remained in good health. If customers do not have claims on the Critical Illness Benefit, they will receive a refund on the total premiums paid at the end of the policy term.

Prudential Thailand introduced a new series of unit-linked plans that allow customers to accumulate wealth through regular premium contributions. Varying unit allocation and life protection coverage is available depending on the customers’ needs. This series allows customers who have protection needs to enjoy life protection coverage as high as 30 times the annual premium and still be able to benefit from the asset appreciation. To further strengthen the unit-linked platform, the fund choices have been expanded by offering foreign investment funds in order to better meet different customers’ needs and risk appetite.

Meanwhile, Prudential Hong Kong’s Customer Day puts customers’ needs at the forefront. During the event, a facilitator asks customers about their experiences with Prudential, with customers sharing many insightful comments. Around 200 managers and senior management attended the inaugural Customer Day, interacting with customers to answer questions and gain further insight into what customers think and how they feel.

US

Prudential’s US operation develops and distributes products that seek to address the retirement needs of its more than four million contract-holders and provide them with security through the ups and downs of financial market cycles. Jackson offers a diverse range of variable, fixed and fixed-index annuity products, designed with a variety of custom options to fit different financial goals.

Many Americans are approaching retirement with inadequate resources. Private defined-benefit pension plans are disappearing, government defined-benefit plans are underfunded, and social security, whose long-term status is in question, was never intended to be the primary retirement plan. At the same time, increasing life expectancy and the difficulty for individual investors in capturing market returns have added to the pressure on retirement resources. The low interest-rate environment presents extra challenges, hindering the growth of savings and the ability to generate income from savings.

Retirees need access to equity market growth, protection of their principal, a way of converting savings into retirement income and a degree of certainty. The variable annuities that Jackson offers can provide both guaranteed income and access to market growth. They are a way for investors to access guaranteed income for life, making them in effect a defined-benefit plan for the 21st century.

www.prudential.co.uk

Jackson’s Elite Access is a variable annuity that enhances traditional investing through diverse investment options, access to portfolios previously unavailable to retail investors, and tax advantages that help customers seek opportunities and manage risk throughout the economic cycle. Elite Access is a logical extension of Jackson’s variable annuity investment freedom philosophy, which provides customers with a large set of investment options and the ability to tailor the portfolio to their investment risk appetite.

Jackson has launched a new tool to support Elite Access, the Elite Access 1:1 Video Presenter. This is an interactive and personalised multi-media experience created to enable Jackson wholesalers to engage key audiences and help advisers grow their business. The tool features adviser-facing and client-facing versions. From the moment an adviser or investor engages with the video, they are met with a user experience that is focused entirely on them, which is what makes this tool unique. It is centred on meeting the needs of the audience and providing an experience that is led by the individual. The business is proactively strengthening relationships and creating a distinctive presence in the market.

Jackson has a long history of providing premier service to the producers and clients who interact with the Company every day. As part of the Company’s ongoing commitment to exceeding best practices and delivering top-quality service, Jackson introduced the new Beyond World Class Service eLearning training module in 2015. The module poses everyday service scenarios to prepare and educate operations associates how to best answer producer and client service requests. The training has been designed to help employees better understand how and why the business measures the quality of performance through the eyes of external customers. It focuses on the impact of poorly-handled service issues and allows employees to practise identifying and reporting service experiences through real case studies. The module presents an actor-driven, service-recovery scenario from the perspective of the producer, employee, customer service support and distribution teams. The two-part module showcases how service experiences impact Jackson’s business through real-life re-enactment, showing the employee how the service call has gone wrong, followed by practice scenarios. Scenarios are pulled directly from trending reports to help associates identify the issue, select an appropriate resolution and flag the experience to complete the exercise. This will ensure employees are trained in how best to meet producer and client expectations and understand how to handle an experience if they are dissatisfied.

www.prudential.co.uk

UK and Europe

The UK’s pension and retirement income system underwent significant reform during 2015. Known as pension freedoms, the reforms give consumers greater flexibility to access their pension savings in retirement. Prudential reacted quickly when the reforms were announced in the March 2014 Budget, committing significant resources to ensure that our processes facilitated the new regime when it launched just over a year later in April 2015.

In the past year the business made two significant enhancements that have broadened access to products. The Flexible Retirement Plan was enhanced to include the introduction of a Flexible Drawdown option in advance of April’s pension reforms. Further developments were introduced in September 2015, when a non-advised flexible drawdown plan, the Pension Choices Plan, was introduced for those clients who choose not to be advised. PruFund, the business’s flagship multi-asset investment range, was made available through an ISA wrapper for the first time in February 2015.

As part of Prudential UK & Europe’s commitment to placing the customer at the heart of everything they do, Prudential also began the rollout of the new MyPru online service, which allows UK customers to take greater control of their products online without having to make direct contact. The drive to continually improve customer service quality has, once again, been reflected in Prudential UK & Europe’s continued success in the Financial Adviser Service Awards, which are voted on by financial advisers. In 2015, Prudential secured the Company of the Year Award for the first time, while retaining its coveted Five Star ratings in the Life and Pensions and Investments categories for the fifth consecutive year.

Asset management

M&G, Prudential’s UK and European asset management business, is a long-term, active investor that takes seriously its responsibilities as a steward of clients’ assets, often working closely with the management of the companies in which we invest. M&G’s investment teams incorporate environmental, social and governance (ESG) factors into investment analysis and decision-making processes, wherever they have a meaningful impact on risk or return. Active voting is an integral part of the investment approach, both adding value and protecting our interests as shareholders. The M&G website provides an overview of voting history: www.mandg.com/corporate/about-mg/ investment-philosophy/corporate-governance/voting-history/ Reflecting this approach, M&G is a signatory to the UN Principles for Responsible Investment (UNPRI), an international network of investors working together to promote responsible investment practices. M&G provides market insights to clients, intermediaries and others through a number of channels, including a programme of roadshows and events. The M&G Client Council, launched in 2014, offers customers who invest directly with M&G an opportunity to help shape our products and services, in line with their needs. These investors give feedback through online surveys and interviews throughout the year, and members are kept informed about the results with regular emails and updates on a dedicated website.

Valuing our people

We foster an environment in which our people find value and meaning in their work, and deliver outstanding performance for our customers, shareholders and communities. This is achieved through our continued focus on diversity and inclusion, talent development, employee engagement, and performance and reward.

Diversity and inclusion

Prudential believes that a diversity of skill sets and backgrounds enriches the organisation. Given the diverse nature of our business and our stakeholders, we are committed to making diversity and inclusion a competitive advantage for our organisation. By continuing to ensure diversity among senior leadership teams and pipelines, as well as across the entire employee population, we aim to further increase the positive impact of diversity on our commercial success and ability to successfully compete in an increasingly complex and dynamic business environment.

We believe in respecting human rights, acting responsibly and with integrity. Our policies are guided by the principles of the UN’s Universal Declaration of Human Rights and the International Labour Organisation’s core labour standards. These are also incorporated into our Group Code of Business Conduct, which sets out the Group values and expected standards of behaviour for all employees, and in our Group Outsourcing and Third Party Supply Policy.

We maintain an inclusive culture that is sensitive to the needs of all employees. In particular, our Group-wide Diversity and Inclusion policy acts to ensure that each of our businesses takes appropriate measures to prevent discrimination in the workplace, and provides equality of opportunity both for our employees and for candidates that wish to join our Group regardless of their sex, race, age, ethnic origin, marital status, pregnancy and maternity, caring responsibilities, civil partnership status, any gender re-assignment, sexual orientation, religion or belief, disability

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or part-time/fixed-term work. As such, we give full and fair consideration and encouragement to all applicants with suitable aptitude and abilities. For those employees and applicants with disabilities, we make appropriate disability adjustments as required, and ensure that we can provide training and career development opportunities for all.

We monitor the diversity of our leadership and our leadership pipeline, with diversity and inclusion KPIs reported to the Board annually.

Across our businesses our commitment to diversity and inclusion is supported by initiatives such as reviews of pay and performance management consistency, providing training to managerial and non-managerial staff, supporting flexible working arrangements, and engaging with recruitment firms to mitigate unconscious bias and diversify the pool of potential candidates. In Prudential Corporation Asia, since 2009 a Financial Literacy for Women programme has shared tips and training on financial planning and management with more than 19,000 female entrepreneurs. Our North American business is involved in the Women of Color STEM Conference, which recognises outstanding women in the science, technology, engineering and mathematics fields; and M&G has introduced the Women in Fund Management Roundtable, an internal network of senior women investors to support a shift in the gender balance within investment functions. Many of our businesses also run apprenticeship schemes.

In 2015 we further nurtured two affinity networks: M&G Pride for LGBT employees and allies and the London-based Prudential Women's Professional Network, each of which held several well-attended events.

A third cohort of colleagues based in the UK have joined The Pearls Programme, a UK-based development initiative designed to support women in middle- to senior-management positions in building confidence, capabilities and contacts.

Gender diversity across Prudential as of 31 December 2015 is shown below.

Headcount	Total	Male	Female
Chairman and independent Non-executive Directors	10	8	2
Executive Directors[1]	6	5	1
Group Executive Committee (GEC) (includes Executive Directors[1])	11	10	1
Senior managers (excludes the Chairman, all directors and GEC members)	65	52	13
Whole Company[2] (includes the Chairman, all directors and GEC members)	23,507	10,879	12,628

1 Does not include announcements made after 31 December 2015: John Foley's appointment to Executive Director and Anne Richards to replace Michael McLintock later in 2016.
2 Excludes PCA joint ventures.

Talent development

We recognise that people are our key resource, that investment in their development is essential to deliver our strategy, and that the quality of leadership across the Group is fundamental to the future growth and success of the business. We review our talent annually and offer a range of programmes that enable our people to continue to grow and develop. The majority of these are managed by our business units, while Group human resources focuses on tailored programmes for senior leaders across the organisation, succession planning for senior roles and development of our leadership talent pipeline. We invest in succession planning for our leaders and critical specialists, and segment our talent to identify short-, medium- and long-term successors and support them with the appropriate development and career planning, to ensure that we maintain an appropriate balance of internal progression and external hires.

Individually tailored development offerings are provided for our most senior executives so they are well prepared to deliver the long-term ambitions of the Group. In addition, in 2015 more than 180 senior high-potential individuals participated in our Group-wide leadership development programmes Impact, Agility and in our new programme for emerging talent, Next Generation. These programmes have been developed in partnership and co-delivered with world-leading academic institutions such as Duke Corporate Education, the Oxford Saïd Business School, and the London School of Economics.

Within our businesses there are many examples of our continuing commitment to talent development. Prudential Corporation Asia develops CEOs with targeted high-touch programmes, such as cross-company experience and industry expectations, for them to stay relevant and gain new insights. In the US, Jackson University provides a highly customisable approach for associates' personal development and professional learning; and Prudential UK provides a fully differentiated management development offering, distinguishing the requirements of aspiring managers and experienced leaders. M&G Real Estate supports career development through a fund manager job shadowing programme; and Group Head Office provides innovative programmes (designed in partnership with top academic institutions such as the London Business School and Cambridge Judge), which offer leadership development and the opportunity to gain valuable experience through relevant business projects.

Employee engagement

An array of initiatives are in place within our different businesses to drive employee engagement. Depending on the business this engagement can start as soon as a new employee joins us, with an induction programme to learn about the history and strategy of the Group. Throughout the employee's career, additional opportunities may include being offered a number of high-impact training sessions as well as workshops on resilience, managing energy and enhancing productivity.

Each of our businesses manages its own intranet, providing all employees with access to regular updates, articles and internal and external news items relevant to the business and its geographical location. Each intranet also gets updated with material news from across the Group.

Some of our businesses hold regular employee open forums with senior management, conduct yearly engagement surveys or organise awaydays to discuss the business, our performance and internal management. Any highlighted issues are then used to improve the way in which we work. In addition, there are informal opportunities to meet senior managers and facilities to network with both peers and

60 Prudential plc Annual Report 2015 www.prudential.co.uk

senior leaders across functions; and well-being programmes to support sustainable high performance. We also have policies to encourage and support volunteering for charitable causes. The success of our efforts has again been recognised internally and externally. In 2015, engagement surveys in various business units showed excellent results. We have also received prestigious awards. For example, M&G was the highest-ranking asset manager in the Glassdoor survey of Best Places to Work in Consulting and Finance, and seventh in the Rate-My-Apprenticeship Top 60 Employers 2014-15. The ranking is based on anonymous reviews of current and former staff. In addition, our businesses in the UK have a longstanding relationship with the union Unite.

We encourage volunteering, through which our employees can support our communities and acquire new skills.

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Performance and reward

Our reward packages are designed to attract, motivate and retain high-calibre people across all levels. Each individual contributes to the success of the Group and should be rewarded accordingly. We recognise and reward high performance while operating a fair and transparent system of reward. Reward is linked to the delivery of business goals and expected behaviours, and we ensure that rewards for our people are consistent with our values and do not incentivise inappropriate risk-taking. To enable this, employees are not only regularly assessed on ‘what’ they have achieved, but also on ‘how’ they did so.

There are recognition initiatives running across our businesses, such as the Prudential Stars awards at Group Head Office, which are made to individuals nominated by their colleagues for outstanding examples of execution, impact and engagement.

We believe in the importance of enabling our employees to have the opportunity to benefit from the Group’s success through share ownership, and operate employee share plans across the UK and Asia. This includes PruSharePlus which first launched in 2014 and is open to all employees of Prudential in Asia. PruSharePlus enables Prudential’s employees to share in the longer-term success of the business, and actively encourages share ownership and engagement with the business by providing a market-competitive share-matching plan. We were delighted that PruSharePlus recently received an award from the Global Equity Organization in recognition of its innovative and creative plan design.

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Supporting local communities

Our community programmes are grouped around the broad theme of ‘Strong Foundations’. This reflects our focus on helping communities establish those fundamental building blocks essential for their long-term futures. Our three ‘building blocks’ represent areas of primary need:

Education and life skills

Strengthening numeracy, financial literacy and employment training

Disaster readiness and relief

Providing long-term support to help prevent disasters and deal with their impact

Wellbeing and protection

Helping provide resources, such as clean water and shelter, that are essential for health and a thriving future

The inherent long-term social value of our business is complemented by community investments in each of the markets in which we operate. We provide support to charitable organisations through both funding, and the experience and expertise of our employees.

We establish long-term relationships with our charity partners to ensure that the projects we support are sustainable and we work closely with them to ensure that our programmes continuously improve. The diversity of our markets means that our programmes vary from region to region, but a shared focus for our community investment is education and life skills. These activities include financial education, support to improve social mobility and employee volunteering.

Education and life skills

In Asia, Prudence Foundation – the charitable arm of Prudential Corporation Asia – aims to maximise the impact of our community investment efforts in the countries where we have a presence. Its mission is to make a lasting contribution to societies across Asia through sustainable initiatives focused on three pillars: Children, Education, and Disaster Preparedness and Recovery.

The First Read programme was launched in 2013 in partnership with Save the Children in Cambodia and the Philippines. It works closely with parents of pre-school children to promote home-based early childhood care and development (ECCD) and address the issue of literacy. The programme enables parents to help develop their children’s early literacy skills and overall well-being so they can benefit from future schooling and prevent repetition of grades and dropping out of school, which is a significant issue in both countries. First Read also supports and collaborates closely with local book publishers, helping to develop and create new books written in local languages. Since inception, the programme has benefited almost 190,000 adults and children up to the age of six. In addition, First Read has indirectly benefited over 440,000 community members through the sharing of knowledge and resources.

Prudence Foundation launched Cha-Ching, a multi-media programme built around a series of three-minute animated music videos, in 2011 to help parents instill ‘money-smart skills’ in children aged seven to 12. This was developed with Cartoon Network and Dr Alice Wilder, an award-winning children’s education specialist, to help children learn the fundamental money management concepts of earn, save, spend and donate. The programme has gained international recognition for promoting financial literacy, and won several industry awards. Over the past few years it has grown to become one of the top-rated children’s television programmes in Asia. Today Cha-Ching is available in 10 languages in Asia, reaching 51 million households a day across Asia through the Cartoon Network. The Cha-Ching website has more than 73 million page views, and YouTube music videos have two million views. The Cha-Ching School Contact Programme, which brings Cha-Ching directly to schoolchildren across Asia, continues to develop and expand. To date it has reached more than 200,000 school children in nine countries. The Foundation has also started to work with Junior Achievement to develop a standardised school curriculum for Cha-Ching, which will be launched in 2016. This will further help meet the need for stronger financial literacy capabilities in students across Asia. In the US, Jackson has pledged to support a new Teen Center at the Boys & Girls Club of Lansing, Michigan. The commitment is from the business and individual employees who will contribute toward the total investment needed to complete the project. The new Jackson Teen Zone will be added onto the existing Boys & Girls Club facility and will provide a much-needed quiet space for homework, college prep and Money Matters, a financial literacy curriculum designed by Boys & Girls Club of America. Every day more than 250 young people go to the Boys & Girls Club of Lansing.

As one of the most respected brands in the UK – according to Opinion Leader Brand Tracking we are the second most trusted insurance company in the UK – Prudential is taking a major role in helping to shape future job prospects for young people. Over the past two years the business has recruited 130 young people to join the

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Our communities in focus

Every Saturday for six weeks, volunteers from Prudential worked 325 employees with Prestasi Junior Indonesia to volunteered regenerate vacant wasteland and promote healthy living in a low-income, densely populated area of South Jakarta. 1,625 hours

The project involved clearing rubbish volunteered and educating residents on appropriate waste management.

Volunteers helped transform the area 2,996 into a cleaner, safer environment and beneficiaries facilitated local health clinics and financial education sessions.

highly regarded apprenticeship programme, gaining important work and life skills as well as achieving recognised vocational and professional qualifications. As a National Champion of Business in the Community’s Business Class programme, Prudential UK & Europe works to set and promote the direction of the nationwide programme. It also partners with three schools, in London, Reading and Stirling, with over 320 employees having supported more than 3,400 children since 2013, including with pupils’ interview and presentation skills and building public speaking confidence.

In India, Prudential UK & Europe works in partnership with the NGO, Magic Bus, which provides children from marginalised communities with opportunities for learning and developing work-readiness skills. This is achieved via a sport-focused activity curriculum, mentorship and employability programmes. We have specifically supported a personal development programme for 500 children and an employability skills workshop for 150 children.

M&G continues to fund a literacy centre at a primary school in the London Borough of Lambeth by funding the work of Springboard for Children, a charity that provides support to children whose reading age is significantly below their national average reading age.

In our new markets in Africa we have committed to provide support for academically able but financially disadvantaged high school students, and to help build capacity for training in actuarial sciences at local universities. Working with Plan International, the Prudential Scholarship

62 Prudential plc Annual Report 2015

scheme, started in Ghana, has now been extended to Kenya and the two schemes will help more than 700 students to complete their secondary school education. Throughout 2016 we will work with Plan Uganda to build new classrooms and latrines and provide up-to-date learning equipment as well as financial support for vulnerable students. The potential reach will be 5,267 girls and boys in six secondary schools in northern Uganda. In addition we have established the Prudential Actuarial Support System awards for actuarial science in universities in Ghana and Kenya to support the top 10 graduating students for three years.

Disaster readiness and relief

As a life insurance and asset management company, our core business is the provision of protection, security and risk mitigation to families. Over the past four decades, the Asia-Pacific region has experienced 75 per cent of the world’s natural disasters, resulting in a loss of nearly two million lives. The Prudence Foundation is working with NGOs to help communities better prepare for such disasters before they strike. The Foundation has a strategic approach to its efforts in disaster preparedness, focusing on three key areas: mass education and awareness, capacity building and advocacy. In each area we have programmes that serve a vital need to help communities in the region become more disaster-resilient. As part of a mass education initiative, the Foundation launched Safe Steps in May 2014, in partnership with National Geographic Channel and endorsed by the International Federation of the Red Cross and Red Crescent Societies. Safe Steps is a first-of-its-kind pan-Asian public-service initiative to enhance disaster preparedness and awareness through the dissemination of educational survival tips for natural disasters. It is a multi-platform programme including on-air video messages, an informative website and educational collateral that can be shared among communities. Core to the programme is a series of 60-second educational videos which advise individuals and households what they should do when disasters strike. Together with on-air television distribution and through our partnerships with governments, NGOs and the private sector, Safe Steps has the potential to reach over 100 million people every day. For capacity building, we partner with Plan International and Save the Children to implement the Safe Schools programme in Indonesia, the Philippines, Thailand and Vietnam. Safe Schools focuses on placing schools at the heart of building a culture of disaster preparedness within communities. This is performed by training students and their teachers in key disaster management skills, and supporting the organisation of disaster simulations and evacuation drills for students and their community. Since we began in 2013, over 36,000 students have participated, together with more than 11,000 teachers.

As a form of advocacy, Prudence Foundation partners with CSR Asia to host an annual Disaster Preparedness Forum in one selected city in Asia. We firmly believe the private sector has an important role to play in strengthening community disaster resilience, and this Forum provides a unique platform for dialogue and exchange of ideas between government, NGO, humanitarian and private-sector participants. We have held three forums to date, in

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Jakarta in 2013, Manila in 2014 and most recently in Hanoi in 2015, with close to 500 participants representing the various stakeholders.

As part of our focus on disaster relief and recovery, Prudence Foundation provided financial donations for emergency relief efforts in Malaysia following the severe floods in January 2015, in Nepal after the devastating earthquake in April 2015, and in Myanmar after the floods in August 2015. In Malaysia we were also able to provide support for long-term rehousing efforts, partnering with Epic Homes, a local NGO, to fund and build 14 new houses for a remote village in Kelantan state. Similar to our efforts in Bantayan Island, the Philippines, Prudence Foundation sponsored a month-long 500-volunteer effort to complete construction of the houses, which also included 100 Prudential volunteers from across Asia.

As a Group, Prudential has been a partner of Save the Children’s Emergency Fund for a number of years and has committed in 2016 to a further three years. The Children’s Emergency Fund enables the charity to respond immediately to emergencies in countries where there is the greatest need and where children are most at risk. Save the Children has been able to use the Children’s Emergency Fund to respond to 124 disasters across 49 countries in 2015, which demonstrates the scale of the need and the power of the emergency fund as a resource for their response work.

Wellbeing and protection

We help to provide the resources that are essential to secure a healthy, thriving future for our customers, our people and our communities. We work with local communities to develop strong, sustainable projects that meet local needs. For example, Jackson employees are actively engaged in our commitment to communities by taking part in programmes such as the Jackson National Community Fund Advisory

The Jackson Board Corps programme is changing the way employees volunteer with charitable organisations. Since its launch in 2014, 40 Jackson employees have been trained to serve in leadership positions for non-profit organisations.

The Board Corps programme consists of a series of classes and group work led by philanthropy experts, along with non-profit site visits. The classes and group work allow employees to further develop their leadership skills, while the site visits help participants explore what type of charity and mission resonate with them personally.

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Committee and the employee-nominated matching programme. The Jackson National Community Fund supports charities that help the elderly and children through quarterly grants in communities where Jackson’s four largest offices are located. Jackson’s matching programme offers a two-to-one match on all employee donations made to approved charities. This programme ensures that causes important to employees are given charitable consideration and ensures Jackson’s support is received by responsible organisations where funding will create a significant impact.

Jackson has played a key role in building Beacon Field, Lansing’s only drop-in youth soccer field, which opened in September 2015. Use of the field is free and open to anyone. It includes synthetic turf and features two goals, kick boards and solar lights. The charitable priorities of the business are to serve children and senior citizens, and Jackson was keen to collaborate with other businesses to be part of a project to build a safe place for young children to play soccer in the heart of downtown Lansing. The project has enhanced a run-down part of Lansing and brought community, corporations and local businesses together to maximise benefits for the local community.

Prudential UK & Europe employee volunteers have continued to be involved in Call in Time, an Age UK telephone befriending programme that matches each volunteer with an older person who they speak to weekly. This year, 42 lonely and isolated older people have been supported by Prudential volunteers, with some volunteers having now been involved in the programme for more than six years. In 2015, M&G Investments continued to provide support to some of the most deprived and disadvantaged communities located near its offices. A total of 228 charities and community organisations

The programme offers the opportunity to increase the charitable involvement of Jackson while also developing professional leadership skills for employees, which not only provide valuable contributions to the boards they serve on but also benefit their careers and personal lives. At the conclusion of each Jackson Board Corps class, Jackson’s CSR team helps pair each employee with a charitable organisation in line with their area of interest.

received donations, enabling positive and lasting changes to be made in the lives of thousands of people. Projects across a range of sectors gained benefits as a result. Academic achievement was encouraged through support given to schools and educational establishments. A number of social, welfare, children and youth programmes were funded – many of which addressed issues of social cohesion, feelings of isolation and lack of inclusion in community life. Medical facilities such as hospitals and hospices were also recipients of funding, as were projects related to the arts and environmental conservation.

The Chairman’s Challenge and employee volunteering

Many of our employees play an active role in their communities through volunteering, charitable donations and fundraising. In the UK, the US and Asia we offer our employees the opportunity to support charities through payroll giving.

In 2015, employees across the Group volunteered in their communities on a range of projects, providing a total of 51,979 hours of volunteering. We recognise that employee volunteering brings benefit not only to the charities but also to the development of our people, and we actively encourage colleagues to participate in our programmes.

More than 7,000 employees volunteered through Prudential’s flagship international programme, the Chairman’s Challenge, which encourages people from across the Group to volunteer on projects initiated by our global charity partners, including Plan International, Help Age International and Junior Achievement. Each volunteering project focuses on one or more of our Strong Foundations themes and allows us to support both large, well-established charities and innovative, smaller-scale activities with volunteers as well as financial support. Prudential donates £150 to our charity partners for every employee who

Our communities in focus

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registers for the programme. Charity partners use this money to seed-fund charitable projects for Prudential volunteers. Employees across the Group are involved in the voting process to decide the most innovative projects. As well as volunteering efforts on behalf of the Chairman’s Challenge, employees around the Group volunteered on a huge range of other charitable projects, from providing relief following disasters to mentoring schoolchildren, supporting the elderly and skills-sharing.

Prudential RideLondon

The 2015 Prudential RideLondon, the world’s biggest festival of cycling, was a great success. This was the third RideLondon sponsored by Prudential and raised more than £12 million for charity, promoting health and providing a memorable occasion for participants and spectators and an opportunity for Prudential staff from around the world to take part. Around 70,000 people took to the streets of London on 1 August to enjoy cycling on traffic-free roads in the Prudential RideLondon FreeCycle. The following day, 25,000 people took on the challenge of cycling 100 miles through London and the hilly country to the south- west in the Prudential RideLondon-Surrey 100, with more than 180 cyclists from across the Group, including colleagues from Group Head Office, Prudential UK

& Europe, M&G, Jackson and Prudential Corporation Asia.

In addition, 160 colleagues were on duty as volunteers to help make the event a success. The programme also featured two professional races involving some of the world’s best riders – the Prudential RideLondon Grand Prix women’s race around St James’s Park on the Saturday and the Prudential RideLondon Classic men’s professional race on the Sunday, which

Jackson opened its new, environmentally responsible building in Lansing which provides capacity for more than 1,200 state-of-the-art workspaces, as well as conference facilities and other amenities.

The new building has been built to minimise long-term environmental impact and is connected to Jackson’s existing office through a glass-enclosed walkway, providing employees with a feeling of being in the midst of the natural landscape. The conference centre

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followed the same course as the amateur riders earlier in the day. All the weekend’s events featured prominently on national TV and radio and in the press.

In its first three years, Prudential RideLondon participants have raised more than £29 million for good causes throughout the UK. We have renewed our sponsorship for a further three years to 2018 and will focus on maximising funds raised for charity by the organisers and through the development of new and existing Prudential charitable partnerships.

Charitable donations

We calculate our community investment spend using the internationally recognised London Benchmarking Group standard. This includes cash donations to registered charitable organisations, as well as a cash equivalent for in-kind contributions. In 2015, the Group spent £21.7 million supporting community activities, an increase of 10.7 per cent on 2014. The direct cash donations to charitable organisations amounted to £18.8 million, of which approximately £5.8 million came from our UK and EU operations, which are principally our UK insurance operation and M&G. The remaining £13 million was contributed to charitable organisations by Jackson National Life Insurance Company, Prudential Corporation Asia and Prudential Africa.

The cash contribution to charitable organisations from our UK and EU operations is broken down as follows: education £2,401,000; social, welfare and environment £3,097,000; cultural £227,000 and staff volunteering £109,000. The balance of the amount includes in-kind donations as set out in our corporate responsibility report and prepared in accordance with London Benchmarking Group (LBG) guidelines.

features a living-grass roof which reduces energy consumption while blending in with the surrounding landscape. The building is expected to qualify for an Energy Star rating that places it in the top 20 per cent of the most energy-efficient buildings in the US. This focus on integrating its buildings with the natural beauty of its corporate campus, along with an energy-efficient design, allows Jackson to operate on a very cost-efficient basis while providing an environmentally-conscious and healthy working environment for employees.

Political donations

It is the Group’s policy neither to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2015.

Protecting the environment

The management of environmental issues is an integral part of managing the total risks faced by our business. Part of our strategy to mitigate against climate change includes:

— Measuring, reporting and improving environmental performance of our global operations; and

— Improving the indirect environmental impacts as an asset owner.

In addition to our own internal reduction targets, we also participate in the Carbon Disclosure Project. This survey captures data on a whole range of different aspects of an organisation’s impact on the global environment. Over the last three years we have been able to provide increasing levels of detail and this has improved our disclosure score from 70 per cent in 2013 to 97 per cent in 2015, and our performance rating from D to B.

We are also a member of ClimateWise, which is a voluntary leadership group driving an insurance industry response to the transition to a low-carbon, climate-resilient economy. As part of our membership we report, and are independently measured, against six core principles. During 2015 we were able to increase our score and ranked within the top 10 members. For more information the latest ClimateWise report can be found at: www.cisl.cam.ac.uk/publications/ sustainable-finance-publications/ a-climate-of-change

Our environment in focus

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As a financial services business we recognise that one of the most significant direct impacts on the environment results from the operation of the properties we occupy and invest in.

Reducing our direct impact: occupied properties

We monitor and publish Group performance data for our CO2e emissions, water and energy use in over 400 sites across 24 countries.

We have strategies in place to reduce energy, waste generated, water consumption and paper use. In the past year, Prudential sourced 27 per cent of electricity from renewable or non-fossil fuel sources.

Reducing our impact: property investment portfolio

M&G Real Estate forms part of the M&G Group of Companies, the asset management arm of Prudential plc in the UK and Europe. Its approach to responsible property investment enables it to manage and respond to the growing range of environmental and social issues that can impact property values. It also helps M&G Real Estate to protect and enhance fund and asset performance for its clients. Responsible property investment is integrated within M&G Real Estate’s day-to-day investment practices. It enables them to adapt and respond to the challenges and opportunities posed by various issues, such as rising energy and resource costs, greater legislative demands and stronger tenant and investor requirements.

M&G Real Estate’s focus on embedding responsible property investment principles into its investment activities has achieved some significant results. In the past year, M&G Real Estate has:

— Reduced global energy consumption and carbon emissions by 3 per cent at properties held consistently for two years;

— Achieved four Green Stars in the 2015 Global Real Estate Sustainability Benchmark survey in recognition of its market-leading performance; and

— Ensured that more than 640,000 m2 of floor space has environmental certification, providing independent verification of its performance.

M&G Real Estate’s progress can be found in its annual responsible property investment report at www.mandg.co.uk/ institutions/realestate/responsible-investing/

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Prudential plc – greenhouse gas emissions statement

We have compiled our greenhouse gas emissions data in accordance with the Companies Act 2006 (Strategic and Directors’ Reports) Regulations 2013. We have included full reporting for all Scope 1 (direct emissions such as combustion of gas for heating, fugitive emissions and emissions from owned vehicles) and 2 (indirect emissions for consumption of electricity, heat or steam) emissions where operational control of the emissions of the sources concerned was demonstrated. We have also reported on a number of Scope 3 emissions as a matter of best practice. These are emissions arising as a consequence of the activities of the company, but occur from sources not owned or controlled by the company. For the purpose of the 2015 report these Scope 3 emissions include: water (new metric for 2015), waste generated in operations in the UK and US, and business travel booked from the UK. We are continuously working with our business units to review the extent of our Scope 3 reporting and increase where practicable.

Assessment parameters Baseline year: 1 October 2014—30 September 2015 Assurance: Deloitte LLP has provided limited assurance over selected environmental metrics in accordance with the International Auditing and Assurance Standards Board’s (ISAE3000 (Revised)) international standard. Please refer to the 2015 Prudential corporate responsibility report for further detail.

Consolidation approach Operational control

Boundary summary All entities and all facilities under operational control (including those owned) were included

Consistency with the This period does not correspond with the Directors’ financial statements report period (January 2015 to December 2015).

The reporting period was brought forward by three months to improve the availability of invoice data (which often lags by one month or more after the usage period) and reduce the reliance on estimated data. Prudential owns assets, which are held on its balance sheet in the financial statements, over which it does not have operational control. These are excluded from the data below. Assets not included on the balance sheet but held under an operating lease and where we have operational control are included.

Emission factor data source Defra 2015 – obtained from www.ukconversionfactorscarbonsmart.co.uk

Assessment methodology The Greenhouse Gas Protocol Revised ‘A Corporate Accounting and Reporting Standard (Revised Edition)’ 2004

Materiality threshold 5 per cent

Intensity ratio Tonnes of Carbon Dioxide Equivalent per metre squared (Net Lettable Area)

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Greenhouse gas emissions source

	Emissions source		2015	2014	2013
Scope 1	Combustion of fuel and operation of facilities (Tonnes CO_2-e)	Occupied Estate	8,409	8,486	6,019
		Investments	8,845	10,044	13,062
Scope 2	Electricity, heat, steam and cooling purchased for own use (Tonnes CO_2-e)	Occupied Estate	62,695	61,550	65,730
		Investments	28,691	39,573	42,079
	Scope 1 and Scope 2 Emissions (Tonnes CO_2-e)	Occupied Estate	71,104	70,036	71,749
		Investments	37,536	49,617	55,141
	Total Scope 1 and 2 (Tonnes CO_2-e)		108,640	119,653	126,890
Normalised emissions	Normalised Scope 1 and 2 (kg CO_2-e/m^2)	Occupied Estate	132	135	139
		Investments	10	13	15
	Total Scope 1 and 2 (kg CO_2-e/m^2)		25	28	31
Scope 3	Waste generated (UK and US) (Tonnes CO_2-e)	Occupied Estate	77	201	166
		Investments	244	387	840
	Water consumption (Tonnes CO_2-e)	Occupied Estate	80	–	–
		Investments	174	–	–
	Air travel (Booked from UK only) (Tonnes CO_2-e)	Occupied Estate	13,451	9,818	9,398
		Investments	n/a	n/a	n/a
	Other business travel (rail and vehicle) (Tonnes CO_2-e)	Occupied Estate	56	50	19
		Investments	n/a	n/a	n/a
	Total Scope 3 Emissions (Tonnes CO_2-e)	Occupied Estate	13,664	10,069	9,583
		Investments	418	387	840
	Total Scope 3 (Tonnes CO_2-e)		14,082	10,456	10,423
Scope 1, 2 and 3	Total Scope 1, 2 and 3 Emissions (Tonnes CO_2-e)	Occupied Estate	84,768	80,105	81,332
		Investments	37,954	50,004	55,981
	Total Scope 1, 2 and 3 (Tonnes CO_2-e)		122,722	130,109	137,313
Normalised emissions	Normalised Scope 1, 2 and 3 (kg CO_2-e/m^2)	Occupied Estate	157	154	157
		Investments	10	13	16
	Total Scope 1, 2 and 3 (kg CO_2-e/m^2)		28	30	33

Following a detailed review of the Group's approach to reporting emissions resulting from investments, investment data has been restated. Due to the changing size and nature of the investment portfolio, absolute and normalised comparisons between years are not comparative. Net lettable area is reported for all properties held within the reporting period. In line with best practice, environmental data is collected for properties at acquisition and at date of divestment, therefore comparisons for absolute change and normalised change are not directly comparative. For more information on sustainability progress, please refer to the annual M&G Real Estate Responsible Property Investment report for further details, including like-for-like comparisons.

Overall Scope 1 and 2 emissions in the global occupied estate have increased 1.53 per cent from 2014, and decreased 0.9 per cent from the 2013 baseline.

66 Prudential plc Annual Report 2015 www.prudential.co.uk

Accountability and governance for corporate responsibility The Board

The Board regularly reviews the Group’s corporate responsibility performance and scrutinises and approves the Group corporate responsibility report and strategy on an annual basis.

Code of Business Conduct

Consideration of environmental, social and community matters is integrated in our Code of Business Conduct. Our code is reviewed by the Board on an annual basis.

Risk assessment

For more information on the risks facing our business see page 49.

www.prudential.co.uk

Local governance

In M&G, Jackson and Prudential UK there are governance committees in place – with senior management representation – that agree strategy and spend. In Asia, the Prudence Foundation has been established as a unified charitable platform to align and maximise the impact of community efforts across the region.

Supply chain management

It is our policy to work in partnership with third parties whose values and standards are aligned with our Group Code of Business Conduct.

Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply certification, an industry benchmark of recognised good practice.

Strategic report approval by the Board of Directors

The strategic report set out on pages 11 to 67 is approved by the Board of Directors. Signed on behalf of the Board of Directors

Mike Wells

Group Chief Executive

8	March 2016

Annual Report 2015 Prudential plc 67

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

68 Prudential plc Annual Report 2015 www.prudential.co.uk

Governance

70 Chairman’s introduction

71 Board of Directors

76 How we operate

76 Board roles

77 Board decision making

79 Board balance and effectiveness

81 Shareholder engagement

82 Further information on Directors

84 Risk management and internal control

86 Committees

98 Statutory and regulatory disclosures

99 Compliance with corporate governance codes

99 Additional information

100 Index to principal Directors’ report disclosures

Volunteering in South Jakarta Our communities

Volunteers from Prudential worked to regenerate vacant wasteland and promote healthy living in a low-income, densely populated area of South Jakarta. Find out more on page 62.

www.prudential.co.uk Annual Report 2015 Prudential plc 69

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Chairman’s introduction

Strong, effective and transparent governance

Dear Shareholder

As Chairman of the Board, I am pleased to report on our governance and stewardship throughout the year.

Succession was understandably a key focus in 2015, but there were many other areas that commanded attention. Alongside the ongoing items of strategy and business performance, the Board and its committees also spent time on Solvency II and preparations for the G-SII regime.

Good corporate governance makes an indispensable contribution to the growth and long-term success of any business. Providing appropriate support, focused oversight and constructive challenge are critical elements of a well-functioning board. This means ensuring that our own processes, mechanisms and structures are best matched to the business and its strategy.

Alongside this, there is also the important role of the Board in establishing and promoting the culture and values of the Company. Prudential has a proud heritage which shapes how we conduct our business. Our role as custodians of that legacy is one that we take seriously.

70 Prudential plc Annual Report 2015

To achieve all these aims means that managing the development of the Board is vital, and as Chairman that duty falls to me. I have sought to cast the Board so that its composition and balance best supports the business in delivering sustainable long-term value. This means ensuring that we have the right skill sets and experience, and ensuring that succession planning is supported by a strong bench with a depth of talent.

We adhere to the relevant principles and codes and also work to remain abreast of trends and developments in corporate governance. This is an ever-evolving field, which rightly attracts close scrutiny. I have an ongoing programme of engagement with our major investors and meet retail shareholders at the Annual General Meeting. I have been pleased with the feedback we have received on our progress.

Our stakeholders not only expect high-quality governance, they also expect to be able to see that it is being delivered. As such, we remain committed to clarity and transparency in our reporting.

Paul Manduca

Chairman

www.prudential.co.uk

Board of Directors

Paul Manduca, Chairman

Appointment: October 2010 Chairman: July 2012 Committee: Nomination (Chair)

Age: 64

Michael Wells, Group Chief Executive

Appointment: January 2011

Group Chief Executive: June 2015 Age: 55

www.prudential.co.uk

Paul is the Chairman of the Board. He initially joined the Board as the Senior Independent Director and member of the Audit and Remuneration Committees, and latterly, the Nomination Committee.

Relevant skills and experience

Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc. During his tenure, he was the Senior Independent Director, the first Audit Committee Chairman and Chair of the Remuneration Committee. Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman

Mike is Group Chief Executive, a position he has held since June 2015.

Relevant skills and experience

Mike joined Jackson National Life Insurance Company (Jackson), the North American unit of Prudential, in 1995, and became Chief Operating Officer and Vice-Chairman in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

Mike began his career at the brokerage house Dean Witter going on to become a managing director at Smith Barney Shearson. At Jackson, Mike was responsible for the establishment of the broker-dealer network National Planning Holdings and the development of Jackson’s market-leading range of variable annuities. He was also part of the Jackson teams that purchased and successfully integrated a savings institute, three broker dealers and two life companies.

of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul has also served as Chairman of the Association of Investment Companies from 1991 to 1993 and is a former member of the Takeover Panel.

Other appointments

Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited. In 2015, Paul became Chairman of TheCityUK’s Advisory Council and Chairman of the Templeton Emerging Markets Investment Trust (TEMIT).

Annual Report 2015 Prudential plc 71

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Board of Directors continued

Executive Directors

Nicolaos Nicandrou ACA Chief Financial Officer

Appointment: October 2009 Age: 50 Nic is Chief Financial Officer, a position he has held since October 2009.

Penelope James ACA Group Chief Risk Officer

Appointment: September 2015 Age: 46 Penny is the Group Chief Risk Officer, a position she has held since September 2015.

John Foley Executive Director

Appointment: January 2016 Age: 59 John is Chief Executive of Prudential UK & Europe, a position he has held since January 2016.

Michael McLintock Executive Director

Appointment: September 2000 Age: 54 Michael is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999.

Relevant skills and experience

Before joining Prudential, Nic worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris.

Relevant skills and experience

Penny joined Prudential in 2011 as the Director of Group Finance, a position she held until her appointment to the Board. Before joining Prudential, Penny was Group Chief Financial Officer of Omega Insurance Holdings, a company formerly listed on the Main Market of the London Stock Exchange. She previously held a number of senior finance positions during her 12 years with Zurich Financial Services, most recently serving as Chief Financial Officer of the UK General Insurance Division.

Relevant skills and experience

John joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. John was appointed Group Chief Risk Officer and joined the Prudential plc Board in 2011. In 2013, he was appointed to the new role of Group Investment Director, leaving the Board but remaining a member of the Group Executive Committee. He was appointed

Relevant skills and experience

Michael joined M&G in 1992. He also served on the board of Close Brothers as a non-executive director from 2001 to 2008.

Other appointments

Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012.

In December 2014, Nic was appointed Chairman of the European Insurance CFO Forum.

Penny qualified as a chartered accountant with Coopers & Lybrand Deloitte (now part of PwC) prior to joining Zurich.

Other appointments

In January 2015, Penny was appointed as a non-executive director of Admiral Group plc and is a member of Admiral’s audit committee.

as Interim Chief Executive of Prudential UK & Europe in October 2015. Before joining Prudential, he spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank.

He has been a member of the Finance Committee of the MCC since October 2005. Michael was appointed to the Takeover Appeal Board on 1 March 2016.

72 Prudential plc Annual Report 2015 www.prudential.co.uk

Barry Stowe Executive Director

Appointment: November 2006 Age: 58 Barry is Chairman and Chief Executive Officer of the North American Business Unit, a position he has held since June 2015. The North American Business Unit comprises Jackson, Curian Capital, Jackson National Asset Management, PPM America and National Planning Holdings.

Tony Wilkey Executive Director

Appointment: June 2015 Age: 56 Tony is Chief Executive of Prudential Corporation Asia, a position he has held since June 2015.

Relevant skills and experience

Barry was the Chief Executive of Prudential Corporation Asia from October 2006 to June 2015. Before joining Prudential, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Relevant skills and experience

Tony joined Prudential in 2006 as Chief Executive of Prudential Corporation Asia’s network of life insurance operations in Asia across 12 markets, a position he held until his appointment to the Board. Under Tony’s leadership, Prudential’s life insurance operations grew into significant market-leading positions.

Other appointments

Barry is a member of the Board of Directors of the International Insurance Society.

Before he joined Prudential, Tony served as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA’s life companies in South-east Asia.

Further information relating to Directors can be found on pages 82 and 83

www.prudential.co.uk Annual Report 2015 Prudential plc 73

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Non-executive Directors

The Hon. Philip Remnant CBE FCA

Senior Independent Director

Appointment: January 2013 Age: 61 Committees: Audit, Nomination and Remuneration

Relevant skills and experience

Philip was a senior adviser at Credit Suisse until December 2013. Philip was previously a Vice Chairman of

Sir Howard Davies Non-executive Director

Appointment: October 2010 Age: 65 Committees: Risk (Chair), Audit and Nomination

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across civil service, consultancy, asset management,

Ann Godbehere FCPA FCGA Non-executive Director

Appointment: August 2007 Age: 60 Committees: Audit (Chair), Nomination and Risk

Relevant skills and experience

Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a

Alexander (Alistair) Johnston CMG FCA

Non-executive Director

Appointment: January 2012 Age: 63 Committees: Audit Alistair will retire from the Board with effect from the close of the Company’s 2016 Annual General Meeting on 19 May 2016.

David Law ACA Non-executive Director

Appointment: September 2015 Age: 55 Committees: Audit

Relevant skills and experience

David began his career at PwC, where he worked in a variety of roles in the United Kingdom, Switzerland and Hong Kong. He was the Global Leader of PwC’s

Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel from 2001 to 2003, and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010, and from 2007 to 2012 was Chairman of the Shareholder Executive.

regulatory and academia. Sir Howard was previously Chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Other appointments

Sir Howard is Chairman of the Royal Bank of Scotland and a Professor at Institut d’Études Politiques (Sciences Po). He is Chairman of the International Advisory Board of the China Securities Regulatory Commission

number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. Between 1996 and 2003 Ann held a number of CFO and CEO posts in different businesses within Swiss Re and from 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group. From its nationalisation in 2008 until January 2009, Ann was Interim Chief

Relevant skills and experience

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner

– Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG insurance practice, a Partner in PwC’s UK firm and worked as the Lead Audit Partner for multinational insurance companies until his retirement on 30 June 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

Other appointments

Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc (since March 2014) and Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc (since 2011).

and a member of the International Advisory Board of the China Banking Regulatory Commission.

Financial Officer and Executive Director of Northern Rock. She was also a director of Atrium Underwriting Group Limited and Atrium Underwriters Limited (until March 2014), as well as Arden Holdings Limited (until November 2014).

Other appointments

Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS Group AG and UBS AG.

from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009.

Other appointments

Alistair is a Visiting Professor at Cass Business School, a Trustee of the Design Museum in London and a Trustee of The Royal Academy of Arts.

Other appointments

David is a Director of L&F Holdings Limited and Chief Executive of L&F Indemnity Limited, the professional indemnity captive insurance group that serves the PricewaterhouseCoopers network and its member firms.

www.prudential.co.uk

74 Prudential plc Annual Report 2015

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information



Kaikhushru Nargolwala FCA
Non-executive Director

Appointment: January 2012

Age: 65

Committees: Remuneration and Risk

Relevant skills and experience
Kai was a non-executive director of Singapore Telecommunications Limited until July 2015. He was also non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

Other appointments
Kai is a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014. Kai is also Chairman of Prudential Corporation Asia Limited, a subsidiary of the Company.



Anthony Nightingale CMG SBS JP
Non-executive Director

Appointment: June 2013

Age: 68

Committees: Remuneration (Chair) and Nomination

Relevant skills and experience
Anthony was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994.

Other appointments
Anthony is now a non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental. Anthony is also a commissioner of Astra International and a non-executive director of Schindler Holding Limited, Vitasoy International Holdings Limited and Shui On Land Limited. He is a Hong Kong representative to the APEC Business Advisory Council and Chairman of The Hong Kong-APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers' Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel and a non-official member of the Commission on Strategic Development in Hong Kong.



Alice Schroeder
Non-executive Director

Appointment: June 2013

Age: 59

Committees: Audit

Relevant skills and experience
Alice began her career as a qualified accountant at Ernst & Young in 1980 where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager. From September 1993, she worked at various investment banks leading teams of analysts specialising in property-casualty insurance before joining Morgan Stanley, where she became a Managing Director in 2001 heading the Global Insurance Equity Research team.

In May 2003, Alice became a senior adviser at Morgan Stanley leaving in November 2009. Alice was an independent board member of the Cetera Financial Group until April 2014. She is author of the official biography of Warren Buffett.

Other appointments
Alice is a non-executive director of Bank of America Merrill Lynch International, CEO and Chairman of WebTuner Corp. and a member of WomenCorporateDirectors.



Lord Turner
Non-executive Director

Appointment: September 2015

Age: 60

Committees: Risk

Relevant skills and experience
Lord Turner began his career with McKinsey & Co, where he advised companies across a range of industries. He has served as Director-General of the Confederation of British Industry, Vice-Chairman of Merrill Lynch Europe, Chairman of the Pensions Commission and as a non-executive director of Standard Chartered Bank. Lord Turner was Chairman of the UK's Financial Services Authority (FSA), a member of the international Financial Stability Board and a non-executive director of the Bank of England between 2008 and 2013.

Other appointments
Lord Turner has been a crossbench member of the House of Lords since 2005. He is also a non-executive director of OakNorth Bank, Chairman of the Institute for New Economic Thinking, a Visiting Professor at both the London School of Economics and the Cass Business School, and a Visiting Fellow at Nuffield College, Oxford University.

Further information relating to Directors can be found on pages 82 and 83

www.prudential.co.uk
Annual Report 2015 Prudential plc 75

How we operate

Board roles

Chairman

Paul Manduca

The Chairman has overall responsibility for leadership of the Board and ensuring its overall effectiveness. He sets the Board’s agendas to ensure the Board has adequate time for discussion of all agenda items, in particular strategic issues. The Chairman promotes a culture of openness and debate, and fosters constructive relations between Executive and Non-executive Directors. The Chairman ensures directors receive relevant information in a timely fashion. Externally, the Chairman is a key contact for shareholders to discuss governance and strategy.

Group Chief Executive Senior Independent Director Committee Chairs

Mike Wells

The Group Chief Executive is responsible for the operational management of the Group on behalf of the Board and for ensuring the implementation of the Board’s decisions. The Group Chief Executive leads the Executive Directors and other senior executives in the management of all aspects of the day to day business of the Group. The Group Chief Executive ensures that the Chairman is kept informed of all key issues.

The Board is collectively responsible for the long-term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them. The Board is responsible for approving the Group strategy and for ensuring that the Group is suitably resourced to achieve it. In doing so, the Board takes account of its responsibilities to the Group’s stakeholders, including its shareholders, employees, suppliers and the communities in which Prudential operates.

The Non-executive Directors are responsible for constructively challenging, and helping to develop, proposals on Group strategy, offering input based on individual and collective experience. They scrutinise the performance of management in meeting agreed goals and objectives and take on specific duties as members of the Board’s principal Committees.

The Senior Independent Director acts as a sounding board for the Chairman and is available to shareholders to address any concerns or issues not resolved through normal channels.

The Senior Independent Director leads the Non-executive Directors in conducting the Chairman’s annual evaluation.

The Board has terms of reference which specifically set out matters reserved for its decision. These include matters such as approving the Group’s strategy and monitoring its implementation, the approval of annual budgets and business plans, as well as the risk appetite of the Group and its capital and liquidity positions. The Board has approved a governance framework that requires all business units to seek authority from the Board to carry out actions exceeding pre-determined limits.

The Board has delegated authority to a number of Board Committees which assist the Board in delivering its responsibilities and ensuring that there is appropriate independent oversight of internal control and risk management.

Authority for the operational management of the Group’s businesses has been delegated to the Group Chief Executive for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has responsibility for the management of that business unit.

Paul Manduca, Howard Davies, Ann Godbehere, Anthony Nightingale

The committee chairs are responsible for the leadership and governance of the Board’s principal committees and report matters of significance to the Board.

76 Prudential plc Annual Report 2015 www.prudential.co.uk

Changes to Board roles and membership

During 2015, and in the year to date, Board roles and membership changed as follows:

Board changes

— Tidjane Thiam stepped down as Group Chief Executive and Executive Director (May 2015).

— Lord Turnbull stepped down as Chairman of the Remuneration Committee, member of the Nomination Committee and Non-executive Director (May 2015).

— Pierre-Olivier Bouée stepped down as Executive Director (May 2015) and as Group Chief Risk Officer (June 2015).

— Tony Wilkey, previously Chief Executive of Prudential Corporation Asia’s network of life insurance operations, was appointed as Executive Director of Prudential plc and Chief Executive, Prudential Corporation Asia (June 2015).

— Penny James, previously Director of Group Finance, was appointed as Executive Director and Group Chief Risk Officer (September 2015).

— David Law and Lord Turner were appointed as Non-executive Directors (September 2015).

— Jackie Hunt’s departure as Chief Executive, Prudential UK & Europe was announced (October 2015) and Ms Hunt resigned as Executive Director (November 2015).

— John Foley, previously Group Investment Director, was appointed as Executive Director and Chief Executive of Prudential UK & Europe (January 2016).

Role changes

— Anthony Nightingale took on the role of the Chair of the Remuneration Committee and was appointed as a member of the Nomination Committee, continuing in his role as Non-executive Director (May 2015).

— Mike Wells, previously President and Chief Executive Officer of Jackson National Life Insurance Company, became Group Chief Executive, continuing in his role as Executive Director (June 2015).

— Barry Stowe, previously Chief Executive of Prudential Corporation Asia, became Chairman and Chief Executive Officer of the North American Business Unit, continuing in his role as Executive Director (June 2015).

The current Directors’ biographies, including the skills and experience they bring to the Board, can be found on pages 71 to 76.

Mr McLintock has indicated his intention to retire from the Board in 2016. We have announced that Mr McLintock will be succeeded by Anne Richards, who will join Prudential from Aberdeen Asset Management PLC, where she held the position of Chief Investment Officer and was responsible for operations in Europe, the Middle East and Africa. She has held senior roles at JP Morgan Investment Management, Mercury Asset Management and Edinburgh Fund Managers.

Mr Johnston will retire at the end of the 2016 Annual General Meeting.

Board decision making

The Board has established a number of committees comprising Non-executive Directors in line with corporate governance guidelines, to ensure independent oversight and challenge and to assist the Board in operating effectively. The responsibilities of the principal committees are key components of the Group’s governance framework.

Nomination Committee Audit Committee Risk Committee Remuneration Committee

Paul Manduca

The Nomination Committee ensures that the Board retains an appropriate balance of skills to support the strategic objectives of the Group and that an effective framework for senior succession planning is in place.

Ann Godbehere

The Audit Committee monitors the integrity of the Group’s financial reporting, including the effectiveness of internal control and risk management systems and the effectiveness of internal and external auditors.

Howard Davies

The Risk Committee oversees the Group’s overall risk appetite and risk tolerance, as well as the Group’s investment and risk management frameworks.

Anthony Nightingale

The Remuneration Committee determines the overall remuneration policy for the Group, including the individual remuneration packages of the Chairman and Executive Directors, and oversees the remuneration arrangements of senior management.

www.prudential.co.uk Annual Report 2015 Prudential plc 77

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

How we operate continued

Key areas of focus – how the Board spent its time


19%
35%
23%
23%

- Group strategy
- Business unit reviews
- Business performance, financial reporting, operations projects and transactions
- Risk, compliance and governance

Meetings

The Board met on 10 occasions during the year, which included two overseas meetings held at the Group's operations in the US and Hong Kong. The Board also held a separate strategy event during the year. Individual Directors' attendance at meetings throughout the year is set out in the table below.

During the year, the Chairman met with the Non-executive Directors without the Executive Directors being present on five occasions.

In the ordinary course, Board and Committee papers are provided one week in advance of each meeting and, where a Director was unable to attend a meeting, their views were canvassed in advance by the Chairman of that meeting.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles of Association (the Articles) and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company's Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Board and committee meeting attendance during 2015

Number of meetings held	Board 10	Audit Committee 10	Nomination Committee 5	Remuneration Committee 7	Risk Committee 6	General Meeting 1
Chairman						
Paul Manduca	10	–	5	–	–	1
Executive Directors						
Tidjane Thiam[1]	4/4	–	–	–	–	1
Mike Wells[2]	10	–	–	–	–	1
Nic Nicandrou	10	–	–	–	–	1
Pierre-Olivier Bouée[3]	4/4	–	–	–	–	1
Jackie Hunt[4]	8/8	–	–	–	–	1
Penny James[5]	3/3	–	–	–	–	n/a
Michael McLintock	10	–	–	–	–	1
Barry Stowe	10	–	–	–	–	1
Tony Wilkey[6]	5/6	–	–	–	–	n/a
Non-executive Directors						
Philip Remnant	10	10	4/5	7	–	1
Howard Davies	10	10	4/5	–	6	1
Ann Godbehere	10	10	5	–	6	1
Alistair Johnston	10	10	–	–	–	1
David Law[7]	3/3	3/3	–	–	–	n/a
Kai Nargolwala	10	–	–	7	6	1
Anthony Nightingale[8]	10	–	4/4	7	–	1
Alice Schroeder	10	10	–	–	–	1
Lord Turner[7]	3/3	–	–	–	2/2	n/a
Lord Turnbull[9]	4/4	–	0/1	3/3	3/3	1

Notes:

1 Tidjane Thiam stepped down as an Executive Director and Group Chief Executive on 31 May 2015.
2 Mike Wells was appointed as Group Chief Executive on 1 June 2015.
3 Pierre-Olivier Bouée stepped down as an Executive Director on 31 May 2015.
4 Jackie Hunt resigned as an Executive Director on 3 November 2015.
5 Penny James was appointed as an Executive Director on 1 September 2015.
6 Tony Wilkey was appointed as an Executive Director on 1 June 2015.
7 David Law and Lord Turner were appointed as Non-executive Directors on 15 September 2015.
8 Anthony Nightingale was appointed as a member of the Nomination Committee on 14 May 2015.
9 Lord Turnbull stepped down as a Non-executive Director on 14 May 2015.
10 The Audit and Risk Committees held two meetings jointly during the year in addition to those listed above, which were attended by all members from both Committees.

78 Prudential plc Annual Report 2015 www.prudential.co.uk

Board balance and effectiveness

Succession planning

The Board continues to be actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is progressively refreshed and that the Board retains its effectiveness. The Board carries out its succession planning primarily through the Nomination Committee, as described more fully on page 87. The Board is kept fully apprised of the review process applied across all businesses which covers both executive director and senior management succession and development. The Board considers annually the outcome of the review and any actions arising from the review are implemented as part of the management development agenda. The Board confirms that Egon Zehnder supported the succession planning process, undertook external searches for candidates and evaluated internal candidates for both Board and non-Board roles. Aside from these activities, Egon Zehnder did not undertake any other significant work for Prudential.

Diversity

Given the global reach of the Group’s operations, the Board makes every effort to ensure it is able to recruit directors from different backgrounds, with diverse experience, perspectives and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international group. The Board is committed to recruiting the best available talent and appointing the most appropriate candidate for each role. This approach, including due consideration of gender, is followed as part of the Nomination Committee’s ongoing activities carried out during 2015 in respect of succession planning for Executive and Non-executive Directors.

The Board does not endorse quotas, but continues to commit to having an increasing representation of women in senior positions in the Group and on the Board.

Directors’ ongoing development

Prudential offers each Director an induction programme on joining the Board and provides opportunities for ongoing development.

Induction

The Chairman is responsible for ensuring that induction programmes are provided for all new directors. These are tailored to reflect the experience of each director and their position as either Executive or Non-executive Directors. On appointment, Non-executive Directors embark upon a wide-ranging induction programme covering, among other things, the principal bases of accounting for the Group’s results, the role of the Board and its principal Committees, the Group’s key risks and the risk management framework, as well as the compliance environment in which the Group operates. The programme also includes detailed briefings on the Group’s business units, its product range, the markets in which it operates and the overall competitive environment.

Both Mr Law and Lord Turner started their induction programme in 2015, which included sessions with key management in the Group’s businesses.

Executive Directors receive an induction tailored to their skills and experience.

Ongoing development

The Chairman is also responsible for ensuring that all Directors continually update their skills, knowledge and familiarity with the Group. Directors regularly receive reports on the Group’s businesses and the regulatory and industry-specific environments in which it operates.

In 2015, the Board took time for particular focus on the Group’s US and Asian businesses. During visits to the US and Asia, the Board received updates on key products and distribution in the US and in the Asian businesses, including an investor’s perspective. The Board’s overseas visits have allowed the directors to meet with the local senior management teams. Throughout the year, the Board focused on regulatory developments, particularly Solvency II, and the introduction of a new regulatory responsibility framework for the industry, applicable to Senior Insurance Managers. A separate session was held updating the Board on risk and capital models. In addition, Directors were provided with updates at each Board meeting on other legal and regulatory changes and developments that could impact the industry and the Group.

Committee members received updates at Committee meetings on areas of particular relevance to the respective committees and were kept updated on ongoing developments in these areas, as well as the impact these have on the Group. In 2015, the Audit Committee and Risk Committee held two joint sessions in which they were provided with an update on Solvency II and related disclosures.

Directors may request individual in-depth briefings from time to time, which is valuable to Non-executive Directors wishing to improve their knowledge of particular developments affecting the Group or particular parts of the business.

www.prudential.co.uk Annual Report 2015 Prudential plc 79

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

How we operate continued

Performance evaluation

2014

The table below sets out the actions taken by the Board in 2015 in response to themes arising from the 2014 externally-facilitated evaluation.

Theme

Board composition

Relationship with senior management

Selection processes

Board papers

Action

Prioritise operational experience, gender balance and relevant geographical representation where possible in making new appointments to the Board. Keep the balance of Executive and Non-executive Directors under review.

Consider ways of further increasing informal contact between Non-executive Directors and senior management, for example, inviting additional senior managers to attend committee meetings where appropriate and continuing to create opportunities for contact with local management during overseas visits.

Provide more detailed updates and information on potential Board candidates to the whole Board as early as possible.

Continue to review and streamline Board and committee papers.

Outcome

This is an ongoing focus of the work of the Nomination

Committee on succession planning and is one of the key criteria included when identifying and recommending individuals for Board succession.

The appointment of Penny James as Group Chief Risk Officer and Executive Director, effective 1 September 2015, maintains gender balance at Board level.

The appointment of two further Non-executive Directors to the Board ensures the composition of the Board remains balanced between Executive and Non-executive Directors.

In addition, the appointment of David Law to the Board and Audit Committee provides detailed expertise around the audit processes of global insurance groups, and the appointment of Lord Turner to the Board and Risk Committee adds extensive high-level experience of international regulation and financial services.

Both the Audit and Risk Committees widened the pool of attendees at their meetings during 2015, including senior management from business units presenting updates where relevant.

As during previous overseas meetings, the Board met various senior management at Jackson and Prudential Corporation Asia as part of the overseas Board visits. These additional visits provided in-depth information and an opportunity for questions to be put directly to local management.

The Chairman continued to ensure that the Board was updated as early as possible on potential candidates.

As part of the selection process leading to the appointment of David Law and Lord Turner, individual meetings with a number of Directors took place and the Board was kept updated on the appointment process throughout.

Board papers remained subject to continuous improvement throughout the year to provide relevant, high-quality information and strike the right balance between detail and overview.

2015

The performance evaluation of the Board and its principal Committees for 2015 was conducted internally at the end of 2015. The assessment was carried out by the Chairman and Group General Counsel and Company Secretary through a questionnaire. The findings were presented to the Board in February 2016 and an action plan agreed to address areas of focus identified by the evaluation.

The performance of the Non-executive Directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman.

Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all staff.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted. Progress has been made on the actions identified in 2014 and addressed in 2015, as reported above.

80 Prudential plc Annual Report 2015 www.prudential.co.uk

The following themes were identified as areas for focus in 2016:

Governance of subsidiary boards

The Board evaluation recognised that, following agreement with the PRA to appoint independent non-executive directors to certain of the Group’s larger subsidiaries, more formal oversight of the governance arrangements for their boards would be required. In addition, a process for appointing the subsidiary independent directors and the relationship between them and the Chairman and chairs of the Group Audit and Risk Committees would need to be implemented.

Post action reviews

The evaluation noted that the Board should continue to analyse past decisions closely, testing assumptions and projections made in the past.

Board papers

On Board processes, the feedback highlighted progress made during the year, in particular improvements in clarity of papers. This is another area we will continue to focus on during 2016 to ensure that the right balance is struck regarding the level of detail provided in papers, especially for technically complex matters. This will continue to assist the Board in managing a growing agenda and keeping regulatory and strategic issues balanced appropriately.

Products and customers

The Board intends to continue holding in-depth focus sessions on products and customers of the Group, including using Board visits to the business units in the UK, Asia and the US as a key opportunity to do this.

The Board will track its progress in addressing these themes at its meetings throughout the course of 2016 and report on actions taken in its next Annual Report.

Shareholder engagement

As a major institutional investor, the Board recognises the importance of maintaining a high level of two-way communication with shareholders. The Company holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, Group Chief Executive, Chief Financial Officer and the Director of Strategy and Capital Market Relations. Shareholder feedback from these meetings and general market views, for example from analyst research reports, are communicated to the Board.

The Senior Independent Director and other Non-executive Directors are available to meet with major shareholders on request.

The Group maintains a corporate website containing a wide range of relevant information for private and institutional investors, including the Group’s financial calendar. The Company’s Registrar, Equiniti, operates an internet access facility for registered shareholders, providing details of their shareholdings at www.shareview.co.uk A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is led each year by the Director of Strategy and Capital Market Relations. In addition, a conference for investors and analysts has been held on a regular basis since 2010, with in-depth business presentations and opportunities for attendees to meet with members of the Board and senior management through the course of the event. Most recently, the Group held a conference for investors in January 2016. The Group Chief Executive, Chief Financial Officer and investor relations team also attend major financial services conferences to present to, and meet with, the

Company’s shareholders. In 2015, as part of the investor relations programme, over 440 meetings were held with approximately 700 individual institutional investors across the UK, in continental Europe, US and Asia.

The Chairman and Senior Independent Director also held individual meetings with major shareholders, primarily to discuss governance and strategy.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company’s progress and along with other members of the Board, to answer any questions. All Directors then in office attended the 2015 Annual General Meeting. Details of the 2016 Annual General Meeting are available on www.prudential.co.uk under ‘Investors’.

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 81

Further information on Directors

Information on a number of regulations and processes relevant to directors and how these are addressed by Prudential is given below.

Prudential’s approach

Area

Rules governing appointment and removal

Terms of appointment

Non-executive Directors Executive Directors

— The Board, or members in a general meeting, may appoint a maximum of 20 directors as set out in the Company’s Articles.

— Their appointment and removal is also governed by other provisions in the Articles, the UK Corporate Governance Code (the UK Code), the Hong Kong Corporate Governance Code (HK Code) as appended to the Hong Kong Listing Rules (HK Listing Rules), and the Companies Act 2006.

Non-executive Directors are appointed for an initial term of three years.

Subject to review by the Nomination Committee and re-election by shareholders, it would be expected that they serve a second term of three years.

After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total, subject to rigorous review and re-election by shareholders.

The Directors’ remuneration report sets out the terms of the Non-executive Directors’ letters of appointment on page 123.

— The Directors’ remuneration report sets out the

terms of Executive Directors’ service contracts on

page 122.

Independence of the Non-executive Directors

— Prudential is one of the UK’s largest institutional investors and the Board does not believe that this compromises the independence of those Non-executive Directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre Non-executive Directors.

— The independence of the Non-executive Directors is determined by reference to the UK Code and HK Listing Rules. Prudential is required to affirm annually the independence of all Non-executive Directors under the HK Listing Rules and the independence of its Audit Committee members under Sarbanes-Oxley legislation.

— For the purposes of the UK Code, throughout the year, all Non-executive Directors were considered by the Board to be independent in character and judgement, and to have met the criteria for independence as set out in the UK Code.

— For the HK Listing Rules purposes, the Company will consider Mr Law independent from 1 July 2016, the date one year after his retirement from PwC. The Company has received confirmation of independence from each of the other Non-executive Directors as required by the HK Listing Rules.

— The Board does not consider that Mr Law’s previous position at PwC affects his status as an independent Director for the purposes of the UK Code (or in relation to his membership of the Audit Committee, under applicable Sarbanes-Oxley legislation). Mr Law does not retain any ongoing involvement with PwC other than his pension entitlements and his current position as CEO of L&F Indemnity, the captive insurance group that serves the PricewaterhouseCoopers network (this group of companies has no involvement in the operation of PwC).

— There were no other material factors which were deemed to affect the Non-executive Directors’ independence.

82

Prudential’s approach

Area

External appointments

Conflicts of interest

Election and re-election

Indemnities and protections

Independent legal advice

Share dealing and inside information

Compensation for loss of office

Significant contracts

Non-executive Directors Executive Directors

Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

Non-executive Directors may hold positions on a number of external company boards or other bodies provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest or possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately.

The major commitments of the Non-executive Directors are detailed in their biographies on pages 74 and 75.

— Executive Directors may accept external

directorships and retain any fees earned from

those directorships subject to prior discussion

with either the Chairman or Group Chief

Executive and, where necessary, consideration by

the Nomination Committee. Permission is granted

provided that the appointments do not lead to any

conflicts of interest.

— In line with the UK Code, we would not expect our

Executive Directors to hold more than one

Non-executive Directorship in another FTSE 100

company nor chair such a company.

— Details of any fees retained from such

appointments are included in the Directors’

remuneration report on page 101.

— Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles allow its Directors to authorise conflicts of interest, and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest.

— Under these procedures, Directors are required to notify all directorships in companies which are not part of the Group, along with other positions which could result in a conflict or could give rise to a potential conflict, before they take on their additional positions.

— The Chairman and the Group General Counsel and Company Secretary assess new appointments which Board members are considering, in order to identify any conflicts or potential conflicts. Where a conflict or potential conflict is identified, the Nomination Committee, or the Board where appropriate, considers, and if thought fit, approves each such situation individually.

— Authorisations of conflicts are reviewed annually prior to the publication of the Annual Report.

— Proposals for election and re-election are supported by the annual performance evaluation of each Director, which concluded that each Director continues to make an effective contribution.

— All Directors will retire from the Board at the 2016 Annual General Meeting.

— John Foley, Penny James, David Law, Lord Turner and Tony Wilkey will seek election for the first time.

— All other Directors, except Alistair Johnston, wish to seek re-election.

— The Company’s Articles permit the Directors and Officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

— Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

— This includes qualifying third-party indemnity provisions for the benefit of the Directors of the Company and other such persons in their capacity as Directors of other companies within the Group.

— These indemnities were in force during 2015 and remain so.

— Directors have the right to seek independent professional advice at the Group’s expense and copies of such advice are circulated to other Directors where applicable and appropriate.

— Prudential has adopted share dealing rules relating to securities transactions by Directors on terms no less exacting than required by Appendix 10 to the HK Listing Rules and by the UK Model Code. The Directors have complied with this code of conduct throughout the period. Relevant controls are applied to the handling and dissemination of inside information which form part of the Group’s internal governance framework.

— The Company’s policy on loss-of-office payments for Directors forms part of the Directors’ remuneration policy which was approved by shareholders at the 2014 Annual General Meeting. A copy of the policy is available on the Company’s corporate website www.prudential.co.uk

— At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

www.prudential.co.uk Annual Report 2015 Prudential plc 83

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Risk management and internal control

The Board is responsible for ensuring that an appropriate and effective system of internal control and risk management is in place across the Group. The framework of internal control and risk management centres on clear delegated authorities to ensure Board oversight and control of important decisions. The framework is underpinned by the Group Code of Business Conduct, which sets out the ethical standards the Board requires of itself, employees, agents and others working in the Group.

Internal control

The Group Governance Manual sets out the delegated authorities and establishes the requirements for subsidiaries to seek approvals from or report to Group Head Office. Group-wide standards are established through policies and other governance arrangements which are also included in the Group Governance Manual. Internal controls and processes, based on the provisions established in the Group Governance Manual, are in place across the Group. These include controls for the preparation of financial reporting. The operation of these controls and processes facilitates the preparation of reliable financial reporting and the preparation of local and consolidated financial statements in accordance with the applicable accounting standards and requirements of the Sarbanes-Oxley Act. These controls include certifications by the Chief Executive and Chief Financial Officer of each business unit regarding the accuracy of information provided for use in preparation of the Group’s consolidated financial reporting and the assurance work carried out in respect of US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group’s systems of internal control. The Audit Committee is supported in this responsibility by the assurance work carried out by Group-wide Internal Audit and the work of the business unit audit committees, which oversee the effectiveness of controls in each respective business unit. Details of how the Audit Committee oversees the framework of controls and their effectiveness on an ongoing basis, is set out more fully in the report on pages 89 to 94.

Risk management

A key component of the Group Governance Manual is the Group Risk Framework, which requires all business units to establish processes for identifying, evaluating and managing the risks facing the business.

The Board determines the nature and extent of the principal risks it is willing to take in achieving its strategic objectives. It has delegated authority to the Risk Committee to review the Group Risk Framework and to approve the risk policies, standards and limits within the overall Board approved risk appetite. The Risk Committee monitors the effectiveness of the Group Risk Framework and ongoing compliance with it through its regular activities detailed in the report on pages 95 to 97.

The Group’s risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the ‘three lines of defence’ model: risk-taking and management, risk control and oversight, and independent assurance.

First line of defence

(risk-taking and management)

— Takes and manages risk exposures in accordance with the risk appetite, mandate and limits set by the Board;

— Identifies and reports the risks that the Group is exposed to, and those that are emerging;

— Promptly escalates any limit breaches or any violations of risk-management policies, mandates or instructions;

— Identifies and promptly escalates significant emerging risk issues; and

— Manages the business to ensure full compliance with the Group risk management framework as set out in the Group Governance Manual, which includes the Group risk framework and risk policies as well as approvals requirements, among other requirements.

Second line of defence (risk control and oversight)

— Assists the Board to formulate and then implements the approved risk appetite and limit framework, risk-management plans, risk policies, risk reporting and risk identification processes; and

— Reviews and assesses the risk-taking activities of the first line of defence and where appropriate, challenges the actions being taken to manage and control risks, and approves any significant changes to the controls in place.

Third line of defence (independent assurance)

— Provides independent assurance on the design, effectiveness and implementation of the overall system of internal control, including risk management and compliance.

84

The three lines of defence model is adopted at the Group level as follows:



Board
Nomination Committee
Remuneration Committee
Risk Committee
Audit Committee
1st line of defence
2nd line of defence
3rd line of defence
Executives
Group CEO
CEC
GEC
BSCMC
GERC
Group CFO
Group Regulatory Director
Group CRO
Management
TAC
GCRC
GORC
GwIRC
GAB-CSC
STOC
Group Finance
Group Compliance
Group Security
Group Risk
Group-wide Internal Audit
Key
Board-level committees
Executive personnel
Exec/Management committees
GHO functions
Direct reporting line
Regular communication and escalation
CEC Chief Executive's Committee
GEC Group Executive Committee
BSCMC Balance Sheet & Capital Management Committee
GERC Group Executive Risk Committee
TAC Technical Actuarial Committee
GCRC Group Credit Risk Committee
GORC Group Operational Risk Committee
GwIRC Group-wide Information Risk Committee
GABCSC Group Anti-Bribery and Corruption Steering Committee
STOC Solvency II Technical Oversight Committee

Formal review of controls

A formal evaluation of the systems of internal control and risk management is carried out at least annually. The report is considered by the Audit Committee and Risk Committee prior to the Board reaching a conclusion on the effectiveness of the systems in place. This evaluation takes place prior to the publication of the Annual Report.

As part of the evaluation, the Chief Executive and Chief Financial Officer of each business unit, including Group Head Office, certify compliance with the Group's governance policies and the internal control and risk management requirements. The Group Risk function facilitates a review of the matters identified by this certification process. This includes the assessment of any risk and control issues reported during the year, risk and control matters identified and reported by the other Group oversight functions and the findings from the reviews undertaken by Group-wide Internal Audit, which carries out risk-based audit plans across the Group. Issues arising from any external regulatory engagement are also taken into account.

The system of internal control complies with the UK Code and the HK Code, as required by the Group's primary listings in London and Hong Kong, as well as the relevant provisions required by the Company's secondary listings in New York and Singapore.

For the purposes of the effectiveness review, the Group has followed the 2014 FRC Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. In line with this guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group's interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group's internal governance framework.

Effectiveness of controls

In accordance with provision C.2.3 of the UK Code and provision C.2.1 of the HK Code, the Board has reviewed the effectiveness and performance of the system of risk management and internal control during 2015. This review covered all material controls, including financial, operational and compliance controls, risk-management systems and the adequacy of the resources, qualifications and experience of staff of the Group's accounting and financial reporting function.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report and confirms that the system remains effective.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 85

Committees

The principal Committees of the Board are the Nomination, Audit, Risk and Remuneration Committees. These Committees form a key element of the Group governance framework, facilitating effective independent oversight of the Group’s activities by the Non-executive Directors.

Each Committee Chairman provides an update to the Board of each Committee meeting, supported by a short written summary of the Committee business considered.

Paul Manduca

Chairman of the Nomination Committee

86

Nomination Committee report

As Chairman of the Nomination Committee, I am pleased to report on the Committee’s activities and focus during 2015.

The Nomination Committee ensures that the Group has appropriate diversity and balance of skills and experience on the Board and its committees and that suitable succession planning is in place.

During 2015, the Committee carried out a robust process in selecting and recommending a number of key executives and non-executives for appointment or role change, namely Mike Wells as Group Chief Executive, Penny James as Group Chief Risk Officer, Barry Stowe and Tony Wilkey as business unit Chief Executives and Lord Turner and David Law as Non-executive Directors.

These appointments demonstrate the quality of the Committee’s succession planning. The Committee ensured that the Board was able to appoint high-calibre candidates, keeping it well positioned to develop and implement our strategy of delivering long-term value.

The Committee continues to refresh its succession planning on an ongoing basis. At the request of the Board, and as agreed with the PRA, the Committee undertook preparatory work during 2015 in order to put in place independent chairs and directors on certain of the Group’s subsidiary boards. From February 2016, the duties of the Committee were extended to reflect new responsibilities in relation to the governance arrangements for such subsidiary boards and the independent chairs and directors. The Committee has been re-named the Nomination & Governance Committee to reflect these new duties.

Key committee details

Committee members

— Paul Manduca (Chairman)

— Howard Davies

— Ann Godbehere

— Anthony Nightingale (from May 2015)

— Philip Remnant

— Lord Turnbull (until May 2015)

Regular attendees

— Group Chief Executive

— Group Human Resources Director

— Group General Counsel and Company Secretary

Number of meetings in 2015: five Key responsibilities

— Keeping under review the leadership needs of the Group and ensuring suitable Board successions plans are in place;

— Reviewing the size, structure and composition of the Board including knowledge, experience, diversity, and making recommendations to the Board with regard to any changes;

— Identifying and nominating candidates, based on merit and against objective criteria, for approval by the Board to fill any Board vacancies;

— Regularly reviewing the independence of the Non-executive Directors;

— Reviewing the time required from a Non-executive Director to fulfil the obligations of the position;

— Recommending to the Board the re-appointment of any Non-executive Director at the conclusion of their specified term of office and making recommendations as to their re-election by shareholders;

— Considering and authorising any actual or potential situational conflicts arising from either new or existing appointments.

How the Committee discharged its responsibilities during 2015

Matter considered Succession planning

— Appointments

– Non-executive Directors

– Executive Directors

www.prudential.co.uk

How the Committee addressed the matter

The Committee kept succession plans for executive and non-executive Board roles under continuous review.

During 2015, the Committee led a search for additional candidates to be appointed to the Board as Non-executive Directors, in order to ensure Board composition was progressively refreshed, assisted by Egon Zehnder as the search consultant.

An initial list of candidates was provided to the Committee and comments fed back to the Chairman. A shortlist was prepared and the Committee agreed that the Chairman would continue the search process. The Chairman coordinated the continued search, keeping the other Committee members closely involved in the process. This included conversations with potential candidates, who met the Chairman, the Group Chief Executive and other members of the Committee, including the Senior Independent Director and key management. The Board was kept regularly updated on progress. Mr Law and Lord Turner were identified through this process. Mr Law has excellent knowledge and in-depth experience of the issues in the financial services industry gained throughout his lengthy career at PwC which included five years as Global Leader of their insurance practice. He also has extensive experience working with clients in an industry regulated by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Lord Turner has held a number of non-executive positions since 2000, which provided him with extensive involvement in audit, risk and remuneration committees across a range of industries. He has in-depth knowledge of financial services gained during his appointment as Chairman of the FSA (2008-2013) and as non-executive director of the Bank of England.

The Committee recommended the appointment of Mr Law and Lord Turner to the Board for approval.

The Committee also led searches for the executive Board vacancies which arose during the year. During 2015, the appointments of the Group Chief Executive, the Group Chief Risk Officer and the Chief Executives of the Northern American, Asian and UK & Europe businesses were recommended by the Committee.

Egon Zehnder were again appointed as the search consultant to review the external market and, where required, to provide support in the assessment of internal candidates.

Initial longlists of potential internal and external candidates were considered. After a review of the longlists, shortlisted candidates met the Chairman, the Group Chief Executive and other members of the Committee, including the Senior Independent Director and key management where appropriate. Additionally, candidates were assessed by Egon Zehnder against the role specification requirements. The outcomes of these searches are set out below.

Mr Wells was selected for the role of Group Chief Executive. Mr Wells has served on the Board since January 2011 as President and Chief Executive of Jackson. He has extensive experience of life insurance, retirement services and asset management, having worked in the sector for 29 years, with 20 of those years spent in senior and strategic positions at Jackson.

Mr Stowe was selected as Chairman and Chief Executive of the North American business unit. He had served on the Board since November 2006 as Chief Executive of Prudential Corporation Asia and altogether has 35 years of experience of leading life insurance organisations in the US and Asia. Mr Wilkey was selected as Chief Executive, Prudential Corporation Asia. He has 28 years of experience in life insurance. Prior to joining Prudential in 2006 as Chief Executive, Insurance, at Prudential Corporation Asia, Mr Wilkey was Deputy President and Chief Operating Officer of American International Assurance (AIA), responsible for AIA’s life companies in South East Asia. Ms James was selected as Group Chief Risk Officer. She previously served as Director of Group Finance, responsible for the delivery of the Group’s financial results, business planning and performance monitoring. In that role, she also led Prudential’s Solvency II programme and was a member of the Group Executive Risk Committee.

Mr Foley was selected as Chief Executive, UK & Europe in January 2016. He has more than 35 years’ experience and an in-depth knowledge of Prudential UK & Europe. Mr Foley acted as Interim Chief Executive of the UK & Europe business from October 2015 in addition to his duties as Group Investment Director. Between 2011 and 2013, he served on the Company’s Board as Group Chief Risk Officer.

Ms Richards will join Prudential as successor to Mr McLintock as Chief Executive of M&G

Investments. Mr McLintock announced in February 2016 his intention to retire from the Board. Ms Richards joins from Aberdeen Asset Management PLC, where she held the position of Chief Investment Officer and was responsible for operations in Europe, the Middle East and Africa. She has held senior roles at JP Morgan Investment Management, Mercury Asset Management and Edinburgh Fund Managers.

The Board was kept informed throughout the process and the Committee recommended the appointment of Mr Wells, Mr Stowe, Mr Foley, Mr Wilkey, Ms James and Ms Richards to the Board for approval.

Annual Report 2015 Prudential plc 87

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Committees continued

How the Committee discharged its responsibilities during 2015 continued

Matter considered

— Re-election of directors

Independence

Conflicts of interest

Governance

— Committee effectiveness

— Group subsidiaries

— Terms of reference

88

How the Committee addressed the matter

As part of its ongoing work on Board succession planning, the Committee considered the terms of appointment for the Chairman, Committee Chairmen and Non-executive Directors taking into account time commitment and the general balance of skills, experience and knowledge on the Board and assessing length of service in their roles. Having reviewed the performance of relevant Non-executive Directors in office at the time, the Committee recommended to the Board that those Non-executive Directors should stand for re-election at the 2015 Annual General Meeting. The Chairman was appointed by the Board in July 2012 for an initial three-year term, which expired in 2015. The performance of the Chairman is reviewed annually through a process led by the Senior Independent Director. Following review in 2015, the Committee, led by the Senior Independent Director, recommended to the Board that the Chairman be appointed for a further term of three years expiring in 2018, subject to re-election by shareholders.

The Committee further considered the term of appointment of Ann Godbehere, who has been a Non-executive Director since 2007 and Chairman of the Audit Committee from 2010. In line with corporate governance guidelines, any reviews of Non-executive Director terms beyond six years are particularly rigorous. The Committee invited Ann to serve an additional year expiring at the conclusion of the 2016 Annual General Meeting.

Alistair Johnston and Kai Nargolwala completed their first term of three years following their initial appointment by shareholders at the 2012 Annual General Meeting. Following performance evaluation by the Committee and re-election by shareholders in 2015, both were invited to serve a further term of three years, expiring at the conclusion of the 2018 Annual General Meeting.

The Committee considered the independence of the Non-executive Directors against relevant requirements as outlined on page 82.

The Board has delegated authority to the Committee to consider, and authorise where necessary, any actual or potential conflicts of interest in accordance with relevant legislation, the provisions in the Company’s Articles and the procedures approved by the Board.

In February 2016, the Committee considered the external appointments of all Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where required.

New positions were reviewed during the year as they arose and conflicts authorised as relevant.

The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found on page 80.

At the request of the Board, and as agreed with the PRA, the Committee undertook preparatory work during 2015 in order to put in place independent chairs and directors on certain of the Group’s subsidiary boards. From February 2016, the duties of the Committee were extended to reflect the new responsibilities in relation to the governance arrangements for such subsidiary boards and the independent chairs and directors.

The Committee has been re-named the Nomination & Governance Committee to reflect these new duties.

The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company’s website www.prudential.co.uk These recommendations included provisions setting out the Committee’s new duties in respect of independent directors of certain of the Group’s subsidiaries.

Ann Godbehere

Chairman of the Audit Committee

www.prudential.co.uk

Audit Committee report

As Chairman of the Audit Committee, I am pleased to report on the Committee’s activities and areas of focus during 2015. The Audit Committee plays a vital role in Prudential’s governance, one that is becoming increasingly important as the Group continues to grow in size and complexity. The Committee’s responsibility for overseeing financial reporting, supervising the effectiveness of internal control systems and monitoring the independence of the auditor, places it at the centre of our ongoing drive to ensure that the Group’s governance is as rigorous, transparent and effective as possible. During 2015, the Committee continued to focus closely on its core responsibilities around financial reporting, internal controls and oversight of assurance work, including Sarbanes-Oxley certifications. At the same time, we addressed the implications for the Group of emerging regulatory requirements, among them the implementation of the Solvency II regime, the new guidance affecting going concern and the requirement for a statement on longer-term viability as well as the forthcoming new rules governing audit rotation and tender.

The Committee has continued to ensure that the Group’s financial reporting remains clear, accurate and informative. We have worked closely with the Risk Committee to provide an integrated approach to risk assurance and management.

As part of our business as usual activities, we have met regularly with the Group-wide Internal Audit Director and the External Audit Partner.

During the year, we welcomed David Law as an additional member of the Audit Committee.

Key committee details

Committee members

— Ann Godbehere (Chairman)

— Howard Davies

— Alistair Johnston

— David Law (from September 2015)

— Philip Remnant

— Alice Schroeder

Regular attendees

— Chairman of the Board

— Group Chief Executive

— Chief Financial Officer

— Group Chief Risk Officer

— Group Regulatory and Government Affairs Director

— Group General Counsel and Company Secretary

— Director of Group Compliance

— Director of Group-wide Internal Audit

— External Audit Partner

Number of meetings in 2015: 10

In addition two joint meetings were held with the Risk Committee.

Key responsibilities

— Monitoring the integrity of the Group’s Annual Report and Accounts and any other periodic financial reporting, reviewing the accounting policies adopted, decisions taken regarding major areas of judgement and the going concern assumption;

— Reviewing and providing advice to the Board as to whether the Group’s Annual Report and Accounts are fair, balanced and understandable;

— Keeping under review the framework and effectiveness of the Group’s systems of internal control and approving the statements to be included in financial reports concerning their effectiveness;

— Assessing the performance, independence and objectivity of the external auditor, making recommendations to the Board regarding their appointment and approving their terms of engagement;

— Reviewing the effectiveness and performance of the service provided by the internal audit function and approving the internal audit programme;

— Considering the effectiveness of compliance arrangements across the Group and approving the annual compliance plan;

— Reviewing procedures for managing allegations from whistleblowers and arrangements for employees to raise any concerns about possible financial reporting improprieties;

— Reviewing the effectiveness of the Group Governance framework and any material approvals for deviations from the Group’s governance policies;

— Approving the standard terms of reference for the Business Unit audit committees and annually reviewing their effectiveness.

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Committees continued

How the Committee discharged its responsibilities during 2015

Matter considered Financial reporting

— Overview

— Key assumptions and judgements

— Other financial reporting matters

How the Committee addressed the matter

The Committee assessed whether appropriate accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2015 that had a material effect on the Group’s financial statements. The Committee also focused on the accounting for material transactions, clarity of disclosures in financial reports, the going concern assumptions, and compliance with accounting standards and obligations under applicable laws, regulations and governance codes. As part of this focus, it reviewed the changes to the UK Corporate Governance Code with particular attention given to the Group’s planned disclosures on the required new statement discussing the longer-term viability of the Group. The Committee further considered the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this requirement.

The Committee reviewed the key assumptions and judgements made in valuing the Group’s investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. It also reviewed the assumptions underpinning the Group’s European Embedded Value (EEV) metrics. The Committee considered information, including peer comparisons if relevant and available, on the following key assumptions:

— Persistency, mortality, morbidity and expense assumptions within the Asia life businesses;

— Economic and policyholder behaviour assumptions affecting the measurement of Jackson guarantee liabilities and amortisation of deferred acquisition costs; and

— Mortality and credit risk for UK annuity business.

The Committee also received information on the nature of goodwill and intangible asset values and the carrying value of investments in the Group’s balance sheet. In relation to investments, this included the results of independent valuations by the external auditor.

No significant issues arose in respect of these items.

The Audit Committee also considered the nature of non-recurrent items and judgemental matters regarding provisions for certain open tax items. The Committee was satisfied that management’s approach was reasonable in these areas.

The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going concern basis and the disclosures on the Group’s longer-term viability were both reasonable and appropriate.

As part of its assessment of the description of performance within the Annual Report and Accounts, the Committee considered judgemental aspects of the Group’s reporting across the Group’s IFRS and EEV metrics. This assessment included a review to ensure that the allocation of items between operating and non-operating profit was in accordance with the Group’s accounting policy. The Committee considered the impact of equity and interest rate movements on the IFRS results of the Group’s US business and, after discussion, the Committee was satisfied that the presentation and disclosure of such impacts was appropriate and consistent with prior periods.

In addition, in relation to the Group’s supplementary reporting on the EEV basis, the Committee considered the appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates, and of changes to EEV operating assumptions and the level of operating experience variances. It also reviewed the impact of changes to the Group’s EEV as a result of changes to the UK corporation tax rate enacted in the last quarter of 2015. The Committee was satisfied that the assumptions adopted by the Group were appropriate.

In relation to the Group’s Solvency II disclosures, the Committee considered management’s planned approach to disclosures in advance of formal implementation of Solvency II at 1 January 2016 in conjunction with the Group Risk Committee. It considered detailed papers in advance of the December announcement of internal model approval by the PRA and the Investor Day presentation in January 2016. It also reviewed the methodology for the basis of calculation and the disclosures within the supplementary information included in the full-year results announcement and Annual Report and Accounts. The Committee concluded the disclosure was reasonable.

90

Matter considered

— Other financial reporting matters continued

Internal control

External audit

— External audit effectiveness

— Auditor independence and objectivity

www.prudential.co.uk

How the Committee addressed the matter

The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results. The impact of these market-driven effects on the accounting, presentation and disclosure of the Group’s longer-term investment return assumptions and short-term fluctuations in investment return was an area of focus.

No significant issues arose in respect of these items.

For all the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.

In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group of financial reporting developments, including updates on discussions by the International Accounting Standards Board on the development of the Phase II Insurance Standard and proposed ‘Overlay’ and ‘Temporary Exemption’ options to permit altered presentation of the profit and loss account or deferral of IFRS 9 by insurers.

In conjunction with the Risk Committee, the Committee considered the outcome of the annual review of the systems of internal control and risk management. The report considered all material controls, including financial, operational and compliance controls and reflected changes in the UK Code which became effective for financial years commencing on or after 1 October 2014. Having considered the review, the Committee made recommendations to the Board regarding the effectiveness of the internal control and risk management systems in place. The Board’s statement regarding effectiveness of these systems can be found on page 84.

The Group’s external auditor is KPMG LLP and oversight of the relationship with them is one of the Committee’s key responsibilities. The Committee approved KPMG’s terms of engagement for the statutory audit, and approved fees for both audit and non-audit services in accordance with the Group’s policy.

To assess the effectiveness of the auditor, the Committee reviewed the audit approach and strategy and received an internal report on their performance. They also considered findings contained in a report issued following inspection of KPMG’s audit by the Financial Reporting Council’s Audit Quality Review team.

The Committee discussed the findings of this external report and the actions undertaken by KPMG to address the matters raised as part of the 2015 audit. It agreed that the audit was effective overall and that any identified areas for further improvement had been addressed or had appropriate action plans in place.

The internal evaluation was conducted using a questionnaire which was circulated to the

Committee, the Chief Financial Officer and the Group’s senior financial leadership for completion. In total, 80 people provided input on the performance of the auditor.

The feedback provided was reviewed and compiled into a report for the Committee which covered areas such as the knowledge and expertise of the partners and team members, their understanding of the Group, the resourcing applied to the audit and continuity of the team, liaison with Group-wide internal audit and approach to resolution of issues, as well as factors such as their coordination across the Group’s multiple jurisdictions and quality of their written and oral communication. The degree of challenge and robustness of approach to the audit were key components of the evaluation.

The Committee Chairman invited other Group stakeholders to provide their views on the performance of the auditor, and KPMG was given the opportunity to respond to the findings in the report.

On completion of the activities outlined above, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.

The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (the Policy). The Policy is updated annually and approved by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

— Audit its own firm’s work;

— Make management decisions for the Group;

— Have a mutuality of financial interest with the Group; or

— Be put in the role of advocate for the Group.

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Committees continued

How the Committee discharged its responsibilities during 2015 continued

Matter considered

— Auditor independence and objectivity continued

— Fees paid to the auditor

— Re-appointment

— Audit tender

How the Committee addressed the matter

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.

During the year, the Committee considered updates to the policy required to reflect proposed changes to permissible non-audit services issued for consultation by the Financial Reporting Council, in connection with the implementation of broader EU reforms to the audit market. This will include adopting the schedule of prohibited non-audit services specified in the EU directive. The proposed changes will begin to be implemented during the 2016 reporting period in preparation for the required full implementation for 2017.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report which was considered by the Committee prior to the publication of the financial results.

The fees paid to KPMG for the year ended 31 December 2015 amounted to £16.6 million

(2014: £16.6 million) of which £4.3 million (2014: £5.1 million) was payable in respect of non-audit services. Non-audit services accounted for 26 per cent of total fees payable (2014: 31 per cent). A breakdown of the fees paid to KPMG can be found in Note B3.4 to the financial statements on page 171.

Of the £4.3 million of non-audit services, the principal types of non-audit engagements approved for 2015 were tax compliance services of £0.7 million, other assurance services of £2.2 million (mainly in connection with Solvency II reporting and disclosures), corporate finance services of £0.2 million and other non-audit services of £1.2 million (which mainly consist of risk management services and Solvency II internal model validation work). Total Solvency II assurance and validation fees payable for the year to KPMG were £1.9 million (2014: £1.4 million). The Committee considered that the Solvency II assurance work is most appropriately completed by the auditor as it builds on the expertise gained from KPMG’s core audit work from their insight into the Group’s systems, processes and controls, driving significant synergies.

As explained above, following the introduction of the EU reforms and the adoption of these in the Company’s 2016 Auditor Independence Policy we do not expect significant use of KPMG for tax services from 2016.

Based on the outcome of the effectiveness evaluation and all other considerations, the Committee recommended to the Board that KPMG be re-appointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2016 Annual General Meeting.

The external audit was last put out to competitive re-tender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2016, concluding that there was nothing in the performance of the auditor which required such a tender.

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In light of this, and conforming to the requirements of the EU rules, the Company will be required to change auditor no later than for the 2023 financial year end. The Committee also recognises that the industry is in a period of unprecedented change with the introduction of Solvency II from this January and the IASB expecting to issue a new insurance accounting standard for implementation not before 2019. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to re-tender the audit ahead of 2019, subject to the Committee’s normal annual review. In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner is appointed every five years. A new lead audit partner was appointed in respect of the 2012 financial year who will be replaced post 2016 reporting.

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Matter considered Internal audit

— Regular reporting

— Annual plan and focus for 2016

— Internal audit effectiveness

— BU audit committee effectiveness

— BU model terms of reference

Group compliance

— Regular reporting

www.prudential.co.uk

How the Committee addressed the matter

The independent assurance provided by Group-wide Internal Audit formed a fundamental part of the Committee’s deliberations on the Group’s overall control environment. The Committee received regular updates on audits conducted and management’s progress in addressing audit findings. Each of the Group’s business units has an internal audit team, the heads of which report to the Director of Group-wide Internal Audit. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Committee and the relevant business unit audit committee. The Director of Group-wide Internal Audit reports functionally to the Chairman of the Committee and, for management purposes, to the Group Chief Executive.

The Committee approved the half-year update of the 2015 plan. It also considered and approved the Internal Audit plan, resource and budget for 2016.

At the half year, the Committee considered recommendations to refresh the Audit plan in response to changes in the Business Unit operating environments and an update to the Group’s top risks. The 2016 Plan was formulated based on a bottom-up risk assessment of audit needs mapped to the Group Risk Framework. It also considered a top-down challenge by GwIA Leadership Team of the extent of coverage of key themes, ensuring extensive coverage of Group Tier 1 and Tier 2 top risks as identified by the Group Risk Committee and delivering audit coverage of other key areas of risk within a tiered cycle of coverage (ie two- three- and four-year cycles).

In addition to the periodic external effectiveness review required every five years (last conducted in 2012), the Committee annually assesses the performance and effectiveness of the internal audit function. A 2015 internal effectiveness review, performed by the Group-wide Internal Audit Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA). The review concluded that Group-wide Internal Audit continues to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA guidance for Effective Internal Audit in the Financial Services Sector.

Having considered the findings of the 2015 internal effectiveness review, the Committee concluded that Group-wide Internal Audit had continued to operate in compliance with the requirements of Group-wide Internal Audit policies, procedures and practice standards in all material respects and remained aligned to mandated objectives during 2015.

The Committee is supported by the work carried out by the business unit audit committees and annually reviews the effectiveness of these committees. These committees provide oversight of the respective business units. During the year, membership comprised senior management who were independent of the Business Unit and in some cases included independent Non-executive Directors. The minutes of these committees were provided to the Committee and their meetings were attended by the external auditor as well as senior management from the business unit (including the Business Unit Chief Executive, heads of Finance, Risk, Compliance and Group-wide Internal Audit).

The Committee’s assessment of the Business Unit audit committees was carried out by local teams from Group-wide Internal Audit and considered whether each of the committees fulfilled the responsibilities documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee, formed part of the criteria used for the evaluation. The Committee approved the Group’s standard terms of reference for business unit audit committees, which were updated to reflect changes in the Committee’s own responsibilities to align them with best practice. These were adopted by the business unit audit committees with minor variations to address local regulations or the particular requirements of the business.

Regular updates were provided to the Committee by the Group Regulatory and Government Affairs Director and the Director of Group Compliance. The reports kept the Committee apprised of communications with the principal UK regulators, international regulatory developments and compliance with the Group’s Compliance policies. The introduction of the new Senior Insurance Managers Regime (SIMR), the PRA’s workplan for Prudential and the US Department of Labor’s consultation on fiduciary duties were areas of focus for the Committee. Group Compliance led the development of the Group’s framework for the implementation of the new SIMR regime and kept the Committee updated on developments in this area.

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01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Committees continued

How the Committee discharged its responsibilities during 2015 continued

Matter considered	How the Committee addressed the matter
— Compliance plan and focus for 2016	The Committee considered and approved the 2016 Group Compliance Plan. Areas of focus included strengthening the compliance framework, a focus on key risk drivers which have caused compliance issues across the industry, including: conflicts of interest; culture, values and the fair treatment of customers; the articulation of compliance risk appetite; and the assessment and mitigation of key risks, including anti-money laundering and sanctions, continued proactive engagement with the PRA and FCA and a number of Business Unit-specific risk areas, which were cascaded down to the Business Units for implementation and oversight by the respective Business Unit audit committees. In 2016, Group Compliance intends to take forward the policy initiatives developed in 2015 and to review and refresh the Group Compliance Policy standards against which Business Units are assessed.
Financial crime	The Committee received the Money Laundering Prevention Officer's report which assessed the operation and effectiveness of the Group's systems and controls in relation to managing money laundering and sanctions risk. The Committee noted the regulatory developments relating to the strengthening of the regimes in Asia ahead of various Financial Action Task Force reviews and the drive for transparency of beneficial ownership, led by the G20 and UK regulators.
Whistleblowing	Regular updates were provided to the Committee on matters raised through the Group's Confidential Reporting Lines and the actions taken in response to these. The role of the whistleblowing champion for the purpose of SIMR will be carried out by the Chair of the UK business unit risk committee. At Group level, the Chair of the Group Audit Committee remains responsible for oversight of whistleblowing activities across the whole of the Group.
Group Governance Framework	The Group Governance Framework links together internal controls, authorisation requirements, Business Unit reporting and escalation, as well as the policies adopted by the Group. The Framework comprises a central repository of information, the Group Governance Manual, which contains these controls, plus a number of processes to ensure polices remain accurate and up to date. The Group Governance Manual is also used to promote awareness and educate colleagues across the Group about their obligations. Procedures to assess to what extent all Business Units in the Group meet these obligations are in place and the outcome is monitored by the Committee. The Committee reviewed the outcomes of the Governance Quality Assurance reviews undertaken during 2015, the update on the annual Group Governance Manual content review and results of the year-end certification of compliance with the Group Governance Manual requirements for the period ended 31 December 2015.
Governance	The Committee reviewed compliance with various applicable regulations and codes of conduct. The results of this assessment were presented to the meeting in February 2016.
— Committee effectiveness	The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found on page 80.
— Private meetings	Periodically during the year, the Committee met with each of the external and internal auditors and with Group Security without the presence of management.
— Terms of reference	The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company's website www.prudential.co.uk These recommendations reflected the Committee's new responsibilities regarding the longer-term viability statement and auditor rotation.

94

Howard Davies

Chairman of the Risk Committee

www.prudential.co.uk

Risk Committee report

As Chairman of the Risk Committee, I am pleased to report on the Committee’s activities and focus during 2015.

The Committee’s work has contributed to the Board’s understanding of the risks facing the business and shaping our risk appetite. During the year, the Committee oversaw a number of initiatives to strengthen further the Group’s processes and capabilities around reporting and managing risk.

Alongside regular monitoring of the application of, and compliance with, the Group Risk Framework, we ensured that the Group was fully prepared for the introduction of Solvency II. This included reviewing the methodology and calibration of the internal model, receiving reports on the independent validation of the model, monitoring progress towards the Prudential Regulation Authority’s approval of the model, reviewing the Group’s Own Risk and Solvency Assessment, progress towards wider Solvency II compliance and the governance framework for approving disclosures.

We have worked closely with the Audit Committee to provide risk oversight throughout the Group to ensure an integrated approach.

The Committee also oversaw the work required as a result of the Group’s designation as a Global Systemically Important Insurer, including the development of the Systemic Risk Management Plan, the Liquidity Risk Management Plan and the Recovery Plan. As part of our regular work schedule, we conducted an assessment of our stress-testing processes, again working closely with the Audit Committee on any areas of overlap. We monitored the operation of the three lines of defence system operating throughout the Group and received regular reports from the chief risk officers of the business units who attended our meetings, following up those reports as appropriate with detailed reviews of areas where concerns were reported.

During the year, we welcomed Lord Turner as a Committee member and Penny James as our Group Chief Risk Officer.

Key committee details

Committee members

— Howard Davies (Chairman)

— Ann Godbehere

— Kai Nargolwala

— Lord Turner (from September 2015)

— Lord Turnbull (until May 2015)

Regular attendees

— Chairman of the Board

— Group Chief Executive

— Chief Financial Officer

— Group Chief Risk Officer

— Group Regulatory and Government Affairs Director

— Group General Counsel and Company Secretary

— Group Investment Director

— Director of Group-wide Internal Audit

Number of meetings in 2015: Six

In addition two joint meetings were held with the Audit Committee.

Key responsibilities

— Recommending the Group’s overall risk appetite to the Board for approval;

— Reviewing the Group’s risk and investment frameworks and approving the policies forming part of the frameworks;

— Reviewing the Group’s material risk exposures against the risk methodologies and management’s actions to monitor and control such exposures;

— Reviewing the Group’s stress testing;

— Reviewing the overall effectiveness of the Internal Model used for the purposes of the Solvency II regime and making recommendations to the Board as required in respect of changes to the Model;

— Advising the Board on the risks inherent in strategic acquisitions and the business plan;

— Advising the Remuneration Committee on risk weightings to be applied to performance objectives for Executive remuneration;

— Monitoring the effectiveness of the Group Chief Risk Officer.

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Committees continued

How the Committee discharged its responsibilities during 2015

Matter considered Risk appetite

Risk management

Group top risks

Solvency II and Pillar 3 reporting

Global Systemically Important Insurer

96

How the Committee addressed the matter

The Committee considered the Group’s risk appetite including conducting a benchmarking exercise undertaken against comparator businesses considered relevant in terms of size, complexity, geography and business lines. Having reviewed the report and taking account of the Group’s business environment, the Committee concluded that the current risk metrics continued to be appropriate. The Committee considered the effect of the introduction of Solvency II, and recommended alterations to the Group’s risk appetite to the Board, reflecting the introduction of the new capital metric.

The Committee received deep dive reports on areas of interest from across the Group and carried out post-transaction reviews of certain of the Group’s transactions.

The Group Risk Development Plan for the year was considered and approved by the Committee. The Plan underpins the ongoing enhancement of the Group Risk Framework and drives the development of the Group Risk function’s capability across the Group. The Plan included recommendations aimed at further embedding the Economic Capital model in risk processes and decision making, enhancing the understanding and interpretation of the Group Risk Framework and the review of the appropriateness of the limit framework, the development of the risk appetite to reflect the introduction of Solvency II and certain enhancements to the limit framework. The Committee was provided with regular updates from the Group Treasury function as part of its oversight of liquidity management. It also received reports from Group-wide Internal Audit, minutes from the Group Executive Risk Committee and matters escalated by other Group-level risk management committees.

The Committee evaluated the Group’s top risks, considering recommendations for promoting additional risks, expanding the scope of existing risks and removing those risks no longer requiring particular focus from the Committee. The Committee received regular reporting on these risks and mitigating actions.

The Group Chief Risk Officer regularly provided the Committee with updates on market conditions likely to have an impact on Group and policyholder investments, such as the implications of a sustained low-interest-rate environment and falling oil prices.

The Group Chief Risk Officer regularly reported to the Committee on compliance with the Group Risk Framework and the composition of the Group’s ‘Watch Lists’ of credit counterparties. The Group Chief Risk Officer’s reports also provided the Committee with regulatory updates, particularly regarding Solvency II and submission of the Group’s Internal Model to the PRA, development of the Group’s global capital standards and the deliverables required as a result of the Group’s designation as a Global Systemically Important Insurer.

The Committee considered the Own Risk and Solvency Assessment report based on the outcomes of the Group’s 2015-17 Business Plan and the FY14 risk and solvency positions prior to its approval by the Board. The report was also considered in light of the results of the Group’s regular stress testing. The 2015 Own Risk and Solvency Assessment report enhanced the 2014 report through improved alignment with business planning and strategy processes and better linkage with the Group’s risk profile.

The Committee continued to oversee the submission of the Group’s Internal Model Approval Process application, including reviewing the methodology and assumptions in the model and receiving input from the independent model validation team and made recommendations to the Board in respect of its submission to the PRA. The Committee also considered and provided feedback on the overall governance process and the approach to the disclosures of the internal model outcome. This activity was undertaken working closely with the Audit Committee.

In light of its designation as a Global Systemically Important Insurer, the Company is required to annually agree a number of deliverables with its Crisis Management Group consisting of the Group’s principal regulators. The Committee played a key part in considering and approving a number of these including the Group’s Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan.

Matter considered Reverse Stress Testing

Internal control and risk management

Governance

— Committee effectiveness

— Terms of reference

How the Committee addressed the matter

The Reverse Stress Test exercise was carried out to confirm the Group’s position as being significantly resilient to certain business failure scenarios. The report related to the Group’s year-end 2015 position and was submitted to the PRA.

In conjunction with the Audit Committee, the Committee reviewed the outcome of the annual review of the Group’s systems of internal control and risk management.

The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found on page 80.

The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company’s website www.prudential.co.uk These recommendations incorporated changes to reflect the Committee’s role in assessing the effectiveness of the Group’s Internal Model and making recommendations to the Board regarding proposed changes to the Group’s Internal Model.

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01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Statutory and regulatory disclosures

Financial reporting

The Directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 132 to 291 and the supplementary information on pages 298 to 328. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its audit of the EEV basis supplementary information, and to report its opinions to the Company’s shareholders and to the Company. Its opinions are given on pages 293 to 296 and page 330.

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the financial affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of Directors’ responsibilities on page 292 and page 329. Company law also requires the Board to approve the Strategic report. In addition, the UK Code requires the Directors’ statement to state that they consider the Annual Report and financial statements, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Directors are further required to confirm that the Strategic report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the statement of Directors’ responsibilities on page 292 and page 329. The Strategic report provides, on pages 45 to 47, a description of the Group’s capital position, financing and liquidity. The risks facing the Group’s business and how these are managed are discussed in the audited sections of the Group Chief Risk Officer’s report on pages 49 to 56.

The Directors who held office at the date of approval of this Directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor is unaware; each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given, and should be interpreted in accordance with, the provisions of Section 418 of the Companies Act 2006.

98

Going concern

In accordance with the requirements of the guidance issued by the Financial Reporting Council in September 2014 ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’, after making sufficient enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. In support of this expectation, the Company’s business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in pages 4 to 35. The risks facing the Group’s capital and liquidity positions and their sensitivities are referred to in the Strategic report on pages 45 to 54. Specifically, the Group’s borrowings are detailed in note C6 on pages 241 and 242; the market risk and liquidity analysis associated with the Group’s assets and liabilities can be found in note C3.5(a) on pages 213 to 215; policyholder liability maturity profile by business units in notes C4.1(b), (c) and (d) on pages 222, 224 and 225 respectively; cash flow details in the consolidated statement of cash flows; and provisions and contingencies in notes C12 and D2. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements for the year ended

31 December 2015.

Compliance with corporate governance codes

In line with its primary listings on the London and Hong Kong Stock Exchanges, the Company has applied the main principles and all relevant provisions of the UK and HK Codes throughout the 2015 financial year as set out in the Governance report on pages 70 to 100 and also in the Directors’ remuneration report, which can be found on pages 102 to 129.

Additional information

US regulation and legislation

As a result of its listing on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and has adopted procedures to ensure such compliance. In particular, in relation to Section 302 of the Sarbanes-Oxley Act 2002 which covers disclosure controls and procedures, a Disclosure Committee has been established, reporting to the Group Chief Executive, chaired by the Chief Financial Officer and comprising members of senior management. The work of the Disclosure Committee supports the Group Chief Executive and Chief Financial Officer in making the certifications regarding the effectiveness of the Group’s disclosure procedures.

The Board confirms that it has complied with all relevant principles set out in the UK and HK Codes throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of the Non-executive Directors.

Change of control

Under the agreements governing

Prudential Corporation Holdings Limited’s life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either (i) purchase the Company’s entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC’s interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

In line with the principles of the UK Code, fees for the Non-executive Directors are determined by the Board. The UK Code, issued in 2012, and revised in 2014, can be viewed on the FRC’s website, with the HK Code available on the website of the HK Stock Exchange.

Customers

The five largest customers of the Group constituted in aggregate less than 30 per cent of its total sales for each of 2015 and 2014.

www.prudential.co.uk Annual Report 2015 Prudential plc 99

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Index to principal Directors’ report disclosures

Information required to be disclosed in the Directors’ report may be found in the following sections:

Information Section in Annual Report Page number(s)

Disclosure of information to auditor Additional disclosures 98 Directors in office during the year Board of Directors 71 to 75 Corporate responsibility governance Corporate responsibility review 67 Employment policies and employee involvement Corporate responsibility review 59 to 61 Greenhouse gas emissions Corporate responsibility review 65 Political donations and expenditure Corporate responsibility review 64 Remuneration Committee report Directors’ remuneration report 101 Directors’ interests in shares Directors’ remuneration report 121 Agreements for compensation for loss of office Governance report 83 or employment on takeover Details of qualifying third-party indemnity provisions Governance report 83 Powers of directors Governance report 78 Rules governing appointments of directors Governance report 82 Significant agreements impacted by a change Governance report 99 of control Future developments of the business of the Company Group Chief Executive’s report 10 Post-balance sheet events Note D3 of the Notes on the Group financial 272 statements Rules governing changes to the Articles of Shareholder information 368 Association Structure of share capital, including changes during Shareholder information and Note C10 of the Notes on 368 and 261 the year and restrictions on the transfer of securities, the Group financial statements voting rights and significant shareholders Business review Strategic report 11 Changes in borrowings Strategic report and Note C6 of the Notes on the 46 and 241 Group financial statements.

Dividend details Strategic report 48 Financial instruments – risk management objectives Strategic report 49 and policies

In addition, the risk factors set out on pages 358 to 363 and the additional unaudited financial information set out on pages 332 to 357, are incorporated by reference into this report.

Signed on behalf of the Board of Directors

Alan F Porter

Group General Counsel and Company Secretary

8	March 2016

100

Directors’ remuneration report

102 Annual statement from the Chairman of the Remuneration Committee 104 Our executive remuneration at a glance 106 Summary of Directors’ remuneration policy 109 Annual report on remuneration 126 Supplementary information

This report has been prepared to comply with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, as well as the Companies Act 2006 and other related regulations.

The following sections were subject to audit: salary information table in section entitled Base salary, Annual bonus, Long Term Incentive Plans with performance periods ending on 31 December 2015; Pension entitlements; table of 2015 and 2014 Executive Director total remuneration ‘The Single Figure’ and related notes; Long-term incentives awarded in 2015; Non-executive Director remuneration in 2015; Statement of Directors’ shareholdings; Outstanding share options; Recruitment arrangements; and Payments to past directors and payments for loss of office.

Chairman’s Challenge Our communities

More than 7,000 employees volunteered through Prudential’s flagship international programme, the Chairman’s Challenge. Find out more on page 63.

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 101

Directors’ remuneration report

Annual statement from the Chairman of the Remuneration Committee

Anthony Nightingale, CMG SBS JP

Chairman of the Remuneration Committee

102 Prudential plc Annual Report 2015

Dear shareholder,

I am pleased to present the Remuneration Committee’s report for the year to

31 December 2015.

This is my first report as Chairman of the Remuneration Committee since I took on the role in May 2015. I would like to thank my predecessor Andrew Turnbull, who served as a member of the Committee for nine years, acting as Chairman for four of those years, for his contribution and leadership of the Committee during this period.

The Committee’s report is presented in the following sections:

— An ‘at a glance’ summary of the Group’s remuneration arrangements on pages 104 and 105;

— Our Directors’ remuneration policy on pages 106 to 108 which describes how we pay directors. This policy was approved by shareholders at the 2014 AGM;

— Our annual report on remuneration on pages 109 to 125 which describes how the Committee applied the remuneration policy in 2015 and the decisions it has made in respect of 2016; and

— Supplementary information on pages 126 to 129.

By way of preface, I would like to share the context for the key decisions the Committee took during 2015, in particular the remuneration arrangements for those joining and stepping down from the Board, how we rewarded the performance achieved in 2015 and the decisions relating to remuneration arrangements for 2016.

Rewarding long-term performance

As set out overleaf, the strong performance of the Group has been sustained over a number of years, notwithstanding the external challenges faced by the Group during this time. The Group delivered total IFRS operating profits of £10,147 million in the 2013, 2014 and 2015 financial years, exceeding the stretching targets established by the Committee.

I am pleased to say that this impressive financial performance has translated into significant returns to the Company’s shareholders, with £100 invested in Prudential on 1 January 2013 being worth £189 on 31 December 2015 through the combined effect of dividends paid and increases in the share price.

Based on this level of total shareholder return and strong cumulative IFRS operating profit performance over the same period, the Committee determined that the performance conditions attached to Prudential Long Term Incentive Plan (‘PLTIP’) awards made to Executive Directors in 2013 achieved between 97.5 per cent and 100 per cent vesting depending on business unit. These awards will be released to participants in May 2016. Our Executive Directors are also Prudential shareholders, with a significant proportion of their remuneration delivered in the Company’s shares through both the annual and long-term incentive plans we operate. This alignment between the executive team and other shareholders is demonstrated by the fact that many of the Executive Directors have shareholdings well in excess of the guidelines that they are asked to meet. For instance, on

31 December 2015, Mike Wells had a beneficial interest in shares with a value of over 650 per cent of his salary, which is significantly higher than his share ownership guideline of 350 per cent of salary.

Prudential’s 2016 Executive Directors’ remuneration

No changes to Prudential’s remuneration architecture are proposed for 2016. We will continue to operate all elements of

www.prudential.co.uk

remuneration in line with the Directors' remuneration policy approved by shareholders at the 2014 AGM, and accordingly do not intend to ask shareholders to vote on the policy at the 2016 AGM. An enhancement to the policy since it was adopted in 2014 has been the inclusion of a recovery provision (clawback) in Executive Directors' incentive arrangements from 2015, which was described in the 2014 Directors' remuneration report. This provision allows incentives to be recovered after they are paid in certain circumstances.

In determining remuneration packages for 2016, the Remuneration Committee was mindful of the need to maintain restraint on base salary increases. The Executive Directors will receive an increase in base salary of 1 per cent with effect from 1 January 2016, which is below the salary increase budget for other employees.

There have been no changes to incentive opportunities for 2016.

Enhanced bonus disclosure

The Committee has enhanced the Annual Incentive Plan ('AIP') reporting this year, a development which I trust you will find welcome. In addition to the information on bonus disclosure familiar to shareholders from last year's report, which provides an illustrative view of 2015 performance against Group and business unit targets, we have also given more detailed information on the Group financial performance range (threshold and maximum) and the results achieved for the 2014 performance year. These disclosures can be found in the annual report on remuneration.

This more detailed disclosure complements the retrospective reporting of the three-year IFRS operating profit targets applied to awards made under the PLTIP. The performance period for 2013 PLTIP awards ended on 31 December 2015 and the Group IFRS operating profit target (and the result achieved) for this period is disclosed in the annual report on remuneration.

Rewarding 2015 performance

As set out in the business review section earlier in this Annual Report, the Group's financial performance in 2015 was very strong:

Strategic priority | **Group performance** £m | **2015 bonus achievement**

IFRS operating profit
Prudential's primary measure of profitability and a key driver of shareholder value


CAGR
+20%
2,017
2,520
2,954
3,186
4,007
2011
2012
2013
2014
2015

2014-2015 growth 26%

Above stretch level
IFRS operating profit accounted for 35 per cent of Group financial bonus targets

EEV new business profit
A measure of the future profitability of the new business sold during the year and indicates the profitable growth of the Group


CAGR
+16%
1,433
1,536
1,791
2,115
2,617
2011
2012
2013
2014
2015

2014-2015 growth 23%

Above stretch level
EEV new business profit accounted for 5 per cent of Group financial bonus targets

Business unit remittances
Cash flows across the Group balance these net remittances (which support dividend payments) with the retention of cash for profitable reinvestment


CAGR
+9%
1,105
1,200
1,341
1,482
1,625
2011
2012
2013
2014
2015

2014-2015 growth 10%

Above stretch level
A cash flow measure was used to determine 10 per cent of the Group financial bonus targets

Performance against these key metrics exceeded the stretching targets established by the Board. The Group achieved these results while maintaining appropriate levels of capital and operating within the Group's risk appetite and framework. The Committee believes that the bonuses it awarded to Executive Directors for 2015 appropriately reflect this excellent performance.

The Committee believes these enhanced disclosures will provide shareholders with additional clarity.

Changes to the executive team

As you will be aware, there have been a number of changes to Prudential's executive team during 2015, including the appointment of Mike Wells as Group Chief Executive. The remuneration decisions arising from these changes were disclosed in stock exchange and website announcements when they took place. Further information can be found in the 'Recruitment arrangements' and 'Payments to past directors' sections of this report.

In making decisions about the remuneration arrangements for those joining and stepping down from the Board, the Committee worked within the Directors' remuneration policy approved by shareholders and was mindful of:

- The skills, knowledge and experience that each new Executive Director brought to the Board;
- The need to support the relocation of executives where this is necessary to enable them to assume their roles;
- Its commitment to honour legacy arrangements; and
- In relation to executives leaving the Board, the particular circumstances of the departure and the contribution the individual made to the Group.

In conclusion

During the year, I wrote to our major shareholders, and the shareholder representative bodies, ISS and the Investment Association, seeking their views on the decisions which the Committee took in 2015 and its proposals for 2016. We had a number of useful meetings where shareholders expressed their views and I am grateful for this feedback. On behalf of the Committee, I would like to thank shareholders for their engagement. We are firmly committed to continuing the Committee's policy of engaging with our shareholders and we look forward to your continued support for the Company's remuneration arrangements.

I trust that you will find this report a clear account of the way in which the Committee has implemented the Directors' remuneration policy during 2015.



Anthony Nightingale, CMG SBS JP
Chairman of the Remuneration Committee
8 March 2016

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 103

Our executive remuneration at a glance

Our executive remuneration at a glance

Our remuneration strategy and principles

Our remuneration strategy remains unchanged from that previously approved by shareholders:

To attract and retain the high-calibre executives required to lead and develop the Group	To reward executives for delivering our business plans and generating sustainable growth and returns for shareholders
Reward must be: — Valued by executives; and — Competitive, to engage executives who are in demand in the global talent market, and, if required, support hiring the best external talent.	Reward must be: — Determined by delivery of the Group's annual and longer-term business objectives; — Aligned with shareholder value creation; and — Consistent with the Group's risk appetite so that the delivery of the business plan can be sustained.

Our remuneration architecture

2016 2017 2018 2019 2020

	Key elements[1]	Key features of the policy	How we implemented the policy
	Salary	Broadly aligned with pay review budgets for other employees.	— Salary increases of 3% in 2015[2]; and — Salary increases of 1% in 2016.
Financial and personal objectives set with reference to business plans approved by the Board.	**Cash bonus** **Deferred bonus**	The maximum opportunity is up to 200% of salary. A significant proportion, currently 40%, of bonus is deferred into shares for three years. Award is subject to malus and clawback provisions.	The Group Chief Executive has a maximum AIP opportunity of 200% of salary. For other executives the maximum is 180% or less. 2015 bonuses were paid based on performance measures related to profit, cash flow and capital adequacy, as well as personal objectives. Clawback provisions allow amounts to be recouped.[4]
Stretching IFRS profit ranges set with reference to business plans approved by the Board. TSR vesting schedule relative to insurance peers.	**Prudential Long Term Incentive Plan ('PLTIP')**	Maximum award under the Plan is 550% of salary. Aligned with our long-term business strategy and delivery of shareholder value, vesting is currently subject to: — Relative TSR; and — Group IFRS profit; or — Business unit IFRS profit. Measured over the three financial years from year of award.	Awards in 2015 were, and awards in 2016 will be, below plan limits: — Group Chief Executive: 400% of salary; — CEO JNL: 460% of salary; and — Other PLTIP awards were 250% of salary. For business unit CEOs, awards vest based on TSR and business unit IFRS profit. For other executives, awards are subject to TSR and Group IFRS profit targets. The Committee keeps the performance conditions under review to ensure that future awards remain aligned with strategy.[4]
	Share ownership guidelines	We have significant share ownership guidelines for all executives[3] as follows: — 350% of salary for the Group Chief Executive; and — 200% of salary for other Executive Directors.	

Key
- Fixed pay
- Short-term variable pay
- Long-term variable pay
- Share ownership guidelines

Notes
1. CEO, JNL also shares in the JNL bonus pool and CEO, M&G retains separate arrangements.
2. The Chief Executive Officer, Prudential Corporation Asia received an increase of 5 per cent.
3. Progress against the share ownership guidelines is detailed in the 'Statement of directors' shareholdings' section of the annual report on remuneration.
4. More detail on how we implemented the policy is set out in the annual report on remuneration.

104 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

What this performance means for Executive Directors' pay

At Prudential, remuneration packages are designed to ensure a strong alignment between pay and performance. As you can see from the charts on page 103, sustained growth across all our key performance metrics has delivered substantial value to our shareholders. This has been reflected in both the annual bonuses paid and the release of long-term incentive awards, as set out in the annual report on remuneration.

In particular, the long-term incentives awarded to Executive Directors in 2013 had stretching performance conditions attached to vesting and were denominated in shares or ADRs. The value generated for shareholders through share price growth and dividends paid over the last three years is therefore reflected in the value of the 2015 long-term incentive plan ('LTIP') releases.

The value of these performance-related elements of remuneration are added to the fixed packages provided to Executive Directors to calculate the 2015 'single figure' of total remuneration. The values for the current Executive Directors who were directors during the year are outlined in the table below:

		Fixed pay		Performance related			
Executive Director	Role	2015 Salary	Pension and benefits	2015 Bonus	LTIP vesting	2015 'Single figure'	2014 'Single Figure'
Penny James[1]	Group Chief Risk Officer	£200,000	£71,000	£318,000	£410,000	£999,000	–
Michael McLintock	Chief Executive, M&G	£394,000	£169,000	£2,128,000	£2,751,000	£5,442,000	£5,729,000
Nic Nicandrou	Chief Financial Officer	£703,000	£553,000	£1,224,000	£1,996,000	£4,476,000	£5,623,000
Barry Stowe	Chairman & CEO, NABU[3]	£729,000	£746,000	£3,281,000	£2,072,000	£6,828,000	£5,984,000
Mike Wells	Group Chief Executive	£942,000	£1,439,000	£3,223,000	£4,427,000	£10,031,000	£12,393,000
Tony Wilkey[2]	Chief Executive, PCA[4]	£433,000	£511,000	£748,000	£1,740,000	£3,432,000	–

Notes
1 Penny James was appointed to the Board on 1 September 2015. The remuneration above was paid in respect of her service as an Executive Director.
2 Tony Wilkey was appointed to the Board on 1 June 2015. The remuneration above was paid in respect of his service as an Executive Director.
3 NABU is an abbreviation of North American Business Unit.
4 PCA is an abbreviation of Prudential Corporation Asia.

Aligning 2016 pay to performance

The Remuneration Committee awarded salary increases to Executive Directors for 2016 of 1 per cent which was below the salary increase budget for the wider workforce. No other changes have been made as we believe remuneration packages remain strongly aligned with performance over both the short and the long term.

The resultant remuneration packages for 2016 are set out in detail in the annual report on remuneration and summarised in the table below:

			Maximum AIP (% salary)		
Executive Director	Role	2016 Salary	Maximum bonus	Bonus deferred	LTI award (% salary)
John Foley	Chief Executive, UK & Europe	£750,000	180%	40%	250%
Penny James	Group Chief Risk Officer	£606,000	160%	40%	250%
Michael McLintock[1]	Chief Executive, M&G	£398,000	600%	40%	450%
Nic Nicandrou	Chief Financial Officer	£711,000	175%	40%	250%
Barry Stowe[2]	Chairman & CEO, NABU	US$1,111,000	160%	40%	460%
Mike Wells	Group Chief Executive	£1,081,000	200%	40%	400%
Tony Wilkey	Chief Executive, PCA	HK$8,890,000	180%	40%	250%

Notes
1 The bonus opportunity for the Chief Executive, M&G remains the lower of 0.75 per cent of M&G's IFRS profit or six times salary. He continues to receive awards under the Prudential LTIP and the M&G Executive LTIP, which are both included in the above LTI award.
2 The Chairman & CEO, NABU will also continue to have a 10 per cent share of the Jackson Senior Management Bonus Pool. 40 per cent of this is deferred in shares.

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Annual Report 2015 Prudential plc 105

Summary of Directors’ remuneration policy

Summary of Directors’ remuneration policy

The Company’s Directors’ remuneration policy was approved by shareholders at the 2014 AGM. This policy came into effect following the AGM on 15 May 2014 and will apply for a period of three years unless shareholders approve a revised policy within that time. The pages that follow present a summary of the remuneration policy. The complete policy can be found on our website at www.prudential.co.uk/site-services/governance-and-policies/directors-remuneration-policy

Remuneration for Executive Directors

Fixed pay Element Salary

Benefits

Provision for an income in retirement

Operation

The Committee reviews salaries annually, considering factors such as:

— Salary increases for all employees;

— The performance and experience of the executive;

— Group or business unit financial performance;

— Internal relativities; and

— Economic factors such as inflation.

Market data is also reviewed so that salaries remain a competitive range relative to each Executive Director’s local market.

Executive Directors are offered benefits which reflect their individual circumstances and are competitive within their local market, including:

— Health and wellness benefits;

— Protection and security benefits;

— Transport benefits;

— Family and education benefits;

— All-employee share plans and savings plans; and

— Relocation and expatriate benefits.

Current executives have the option to:

— Receive payments into a defined contribution scheme; and/or

— Take a cash supplement in lieu of contributions.

Jackson’s Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.

Opportunity

Annual salary increases for Executive Directors will normally be in line with the increases for other employees across our business units. However, there is no prescribed maximum annual increase.

The maximum paid will be the cost to the Company of providing benefits. The cost of benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.

Executive Directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary. In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

106 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Variable pay

Element	Operation	Opportunity
Annual bonus	Currently all Executive Directors participate in the Annual Incentive Plan (AIP). AIP awards for all Executive Directors are subject to the achievement of financial and personal objectives. Business unit chief executives either have measures of their business unit's financial performance in the AIP or they may participate in a business unit-specific bonus plan. For example, the President and CEO, JNL currently participates in the Jackson Senior Management Bonus Pool as well as in the AIP. The financial measures used for the annual bonus will typically include profit, cash and capital adequacy. Jackson's profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool. In specific circumstances, the Committee also has the power to recover all (or part of) bonuses for a period after they are awarded to executives. These clawback powers apply to the cash and deferred elements of 2015 and subsequent bonuses made in respect of performance in 2015 and subsequent years.	The Chief Executive, M&G has a bonus opportunity of the lower of six times salary or 0.75 per cent of M&G's IFRS profit. For other Executive Directors, the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant annual report on remuneration. In addition to the AIP, the President & CEO, JNL receives a 10 per cent share of the Jackson Senior Management Bonus Pool.
Deferred bonus shares	Executive Directors are required to defer a percentage (currently 40 per cent) of their total annual bonus into Prudential shares for three years. The release of awards is not subject to any further performance conditions. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding deferred award in specific circumstances. From 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.
Prudential Long Term Incentive Plan	Currently all Executive Directors participate in the Prudential Long Term Incentive Plan ('PLTIP'). The PLTIP has a three-year performance period. Vesting of outstanding awards is dependent on: — Relative TSR (50 per cent of award); and — Group IFRS profit (50 per cent of award); or — Business unit IFRS profit (50 per cent of award). The performance measures attached to each award are dependent on the role of the executive and will be disclosed in the relevant annual report on remuneration. The Chief Executive, M&G's PLTIP awards are subject only to the TSR performance condition as the IFRS profit of M&G is a performance condition under the M&G Executive LTIP. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. For 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive's annual basic salary. Awards made in a particular year are usually significantly below this limit and are disclosed in the relevant annual report on remuneration. The Committee would consult with major shareholders before increasing award levels during the life of this policy. The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.
M&G Executive LTIP	The Chief Executive, M&G currently receives awards under this plan. He receives an annual award of phantom shares each with a notional starting share price of £1. The phantom share price at vesting is currently determined by M&G's profitability, with profit and investment performance adjustments, over the three-year performance period. Awards are settled in cash. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. For 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under this plan. Maximum vesting is 100 per cent of the number of phantom shares originally awarded.

www.prudential.co.uk Annual Report 2015 Prudential plc 107

Summary of Directors’ remuneration policy continued

Share ownership guidelines

The guidelines for share ownership are as follows:

— 350 per cent of salary for the Group Chief Executive; and

— 200 per cent of salary for other Executive Directors.

Executives have five years from the implementation of these increased guidelines (or from the date of their appointment, if later) to build this level of ownership.

The full policy sets out the Committee’s powers in respect of Executive Directors joining or leaving the Board, where a change in performance conditions is appropriate or in the case of corporate transactions (such as a takeover, merger or Rights Issue). The policy also describes legacy long-term incentive plans under which some Executive Directors continue to hold awards.

Remuneration for Non-executive Directors and the Chairman

Non-executive Directors

Fees

All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to Non-executives in cash. Fees are reviewed annually by the Board with any changes effective from 1 July. If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

Non-executive Chairman Fees

The Chairman receives an annual fee for the performance of the role. On appointment, the fee may be fixed for a specified period of time. Fees will otherwise be reviewed annually with any changes effective from 1 July. The Chairman is not eligible to participate in annual bonus plans or long-term incentive plans.

Benefits

Travel and expenses for Non-executive Directors are incurred in the normal course of business, for example in relation to attendance at Board and committee meetings. The costs associated with these are all met by the Company.

Benefits

The Chairman may be offered benefits including:

— Health and wellness benefits;

— Protection and security benefits;

— Transport benefits; and

— Relocation and expatriate benefits (where appropriate).

The Chairman is not eligible to receive a pension allowance or to participate in the Group’s employee pension schemes.

Share ownership guidelines

It is expected that Non-executive Directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees).

Non-executive Directors are expected to attain this level of share ownership within three years of their appointment.

Share ownership guidelines

The Chairman has a share ownership guideline of one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

In setting the Directors’ remuneration policy, the Committee considers a range of factors including:

Conditions elsewhere in the Group

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit’s salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of Executive Directors.

Prudential does not consult with employees when setting the Directors’ remuneration policy. Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they are able to participate in binding votes on the Directors’ remuneration policy and annual votes on the annual report on remuneration.

Shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and its implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for their feedback and takes this into account when determining executive remuneration.

108 Prudential plc Annual Report 2015 www.prudential.co.uk

Annual report on remuneration

Annual report on remuneration

The Board has established Audit, Remuneration, Nomination and Risk Committees as principal standing Committees of the Board. These Committees form a key element of the Group governance framework.

The operation of the Remuneration Committee Members

Anthony Nightingale (Chairman from 14 May 2015, member since 1 June 2013) Kai Nargolwala Philip Remnant Lord Turnbull (Chairman and member until 14 May 2015)

Role and responsibility

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis, and which can be found on the Company’s website. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chairman and Executive Directors, as well as overseeing the remuneration arrangements of other staff within its purview.

The principal responsibilities of the Committee are:

— Determining and recommending to the Board for approval, the framework and policy for the remuneration of the Chairman and Executive Directors;

— Approving the design of performance-related pay schemes operated for the Executive Directors and determining the targets and individual payouts under such schemes;

— Reviewing the design and development of all share plans requiring approval by the Board and/or the Company’s shareholders;

— Approving the share ownership guidelines for the Chairman and Executive Directors and monitoring compliance;

— Reviewing and approving individual packages for the Executive Directors and the fees of the Chairman and other independent chairs of the Group’s material subsidiaries;

— Reviewing and approving packages to be offered to newly recruited Executive Directors;

— Reviewing and approving the structure and quantum of any severance package for Executive Directors;

— Ensuring the process for establishing remuneration policy is transparent and consistent with the Group’s risk appetite, encourages strong risk-management and solvency-management practices and takes account of remuneration practices across the Group;

— Monitoring the remuneration and risk-management implications of remuneration of senior executives across the Group, senior staff in the risk, control and governance functions, and those with an opportunity to earn in excess of £1 million in a particular year; and

— Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in Article 275 of Solvency II.

The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found on page 80.

www.prudential.co.uk Annual Report 2015 Prudential plc 109

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Annual report on remuneration continued

In 2015, the Committee met seven times. Key activities at each meeting are shown in the table below:

Meeting February 2015

March 2015

May 2015

June 2015

September 2015

December 2015 (two meetings)

Key activities

Approve the 2014 Directors’ remuneration report; consider 2014 bonus awards for Executive Directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2014; approve 2015 long-term incentive awards, performance measures and plan documentation; and approve the introduction of clawback provisions.

Confirm 2014 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2014, in light of audited financial results.

Approve separation arrangements for executives who were stepping down from the Board.

Consider performance for outstanding long-term incentive awards, based on the half-year results; review the remuneration of senior executives across the Group, senior risk staff and of employees with a remuneration opportunity over £1 million per annum; review the application of the loss-of-office policy; and consider and review progress towards share ownership guidelines by the Chairman, Executive Directors and Group Executive Committee members.

Review the dilution levels resulting from the Company’s share plans; review total proposed 2016 remuneration of Executive Directors ahead of consultation with shareholders; and review the Remuneration Committee’s terms of reference.

Review the level of participation in the Company’s all-employee share plans; consider feedback received from shareholders about executive remuneration in 2016; approve new and existing Executive Directors’ 2016 salaries and incentive opportunities; consider the annual bonus and long-term incentive measures and targets to be used in 2016 (including Ecap surplus and Solvency II surplus metrics and targets to be used for 2016 bonuses); review an initial draft of the 2015 Directors’ remuneration report; approve the implementation of the remuneration requirements of Solvency II; and approve the Committee’s 2016 work plan.

Additionally, a number of resolutions in writing were approved by the Committee between these meetings relating to new and promoted Executive Directors’ remuneration arrangements and separation arrangements for those Executive Directors who stepped down from the Board.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:

— Group Chief Risk Officer;

— Chief Financial Officer;

— Group Human Resources Director; and

— Director of Group Reward and Employee Relations.

Individuals are never present when their own remuneration is discussed and the Committee is always careful to manage potential confiicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals. During 2015, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors as well as other potential confiicts of interests. Deloitte is a member of the Remuneration Consultants’ Group and voluntarily operate under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meet with the Chairman of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2015 were £77,700 charged on a time and materials basis. During 2015, Deloitte also gave Prudential management advice on remuneration, as well as providing guidance on Solvency II, taxation, internal audit, real estate and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code regarding directors’ remuneration.

110 Prudential plc Annual Report 2015 www.prudential.co.uk

Remuneration in respect of performance in 2015

Base salary

Executive Directors' salaries were reviewed in 2014 with changes effective from 1 January 2015. When the Committee took these decisions it considered:

- The salary increases awarded to other employees;
- The performance and experience of each executive;
- The relative size of each director's role; and
- The performance of the Group.

Salary increases for the wider workforce vary across our business units, reflecting local market conditions; in 2015 salary budgets increased between 2.5 per cent and 5 per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration
Pierre-Olivier Bouée	Group Chief Risk Officer	FTSE 40
Jackie Hunt	Chief Executive, UK & Europe	FTSE 40 International Insurance Companies
Michael McLintock	Chief Executive, M&G	McLagan UK Investment Management Survey International Insurance Companies
Nic Nicandrou	Chief Financial Officer	FTSE 40 International Insurance Companies
Barry Stowe	Chief Executive, PCA	Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	FTSE 40 International Insurance Companies
Mike Wells	President & CEO, JNL	Towers Watson US Financial Services Survey LOMA US Insurance Survey

As reported in last year's report, after careful consideration the Committee decided to increase salaries by 3 per cent for all Executive Directors, other than the Chief Executive, Prudential Corporation Asia, whose salary was increased by 5 per cent to reflect the inflationary environment in Asia.

The Committee also approved changes to 2015 incentive opportunities for two Executive Directors: the Chief Executive, Prudential Corporation Asia's maximum AIP and LTIP awards were increased to 180 per cent and 250 per cent of salary, respectively. This reflects the importance of Prudential Corporation Asia's strategic initiatives which are crucial to the achievement of Group-wide objectives. The Chief Executive, Prudential UK & Europe's maximum AIP and LTIP awards were increased to 175 per cent and 250 per cent of salary, respectively. This reflects the fact that the scope of the incumbent's role had increased due to the Group's expansion into Africa. Additionally, this reflects the ambition of the UK & Europe business as it relates to the Group's growth and cash ambitions.

Executive	2014 salary	2015 salary
Pierre-Olivier Bouée	£630,000	£649,000
Jackie Hunt	£644,000	£664,000
Michael McLintock	£382,000	£394,000
Nic Nicandrou	£682,000	£703,000
Barry Stowe[1]	HK$8,490,000	HK$8,920,000
Tidjane Thiam	£1,061,000	£1,093,000
Mike Wells[2]	US$1,114,000	US$1,148,000

Notes
1 Barry Stowe was appointed Chairman & CEO, NABU on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as Chief Executive, PCA.
2 Mike Wells was appointed Group Chief Executive on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as President & CEO, JNL.

Penny James was appointed to the Board as Group Chief Risk Officer on 1 September 2015 with a salary of £600,000 and Tony Wilkey was appointed to the Board as Chief Executive, Prudential Corporation Asia on 1 June 2015 with a salary of HK$8,800,000. On his promotion to Group Chief Executive on 1 June 2015, Mike Wells's salary was £1,070,000 and on appointment as Chairman & CEO, NABU, on 1 June 2015, Barry Stowe's salary was US$1,100,000.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 111

Annual report on remuneration continued

Annual bonus

2015 annual bonus opportunities

Executive Directors' bonus opportunities, the weighting of performance measures for 2015 and the proportion of annual bonuses deferred are set out below:

Executive	Maximum AIP opportunity (% of salary)	Deferral requirement	Weighting of measures: Financial measures – Group	Weighting of measures: Financial measures – Business unit	Weighting of measures: Personal objectives
Pierre-Olivier Bouée[1]	160%	40% of total bonus	50%	–	50%
Jackie Hunt[2]	175%	40% of total bonus	20%	60%	20%
Penny James[3]	160%	40% of total bonus	50%	–	50%
Michael McLintock[4]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	–	20%
Barry Stowe[5]	160%	40% of total bonus	80%	–	20%
Tidjane Thiam[6]	200%	40% of total bonus	80%	–	20%
Mike Wells[7]	200%	40% of total bonus	80%	–	20%
Tony Wilkey[8]	180%	40% of total bonus	20%	60%	20%

Notes

1 Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director but no bonus was paid.

2 Jackie Hunt stepped down from the Board on 3 November 2015. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director.

3 Penny James was appointed to the Board on 1 September 2015. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director - this was pro-rated for the portion of the year for which she was an Executive Director.

4 Michael McLintock's annual bonus opportunity in 2015 was the lower of 0.75 per cent of M&G's IFRS profit and six times annual salary. M&G's IFRS profit in 2015 was £473.2 million.

5 Barry Stowe was Chief Executive, PCA until 31 May 2015 and was appointed Chairman & CEO, NABU on 1 June 2015. The maximum opportunity shown represents his annual opportunity in his current role - this was pro-rated for the portion of the year he was in this role and he also receives a pro-rated AIP in respect of the portion of the year he was Chief Executive, PCA. In addition to the AIP, he receives 10 per cent share of the Jackson Senior Management Bonus Pool pro-rated for the period he was in his current role. This is determined by the financial performance of Jackson.

6 Tidjane Thiam stepped down from the Board on 31 May 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director - this was pro-rated for the portion of the year for which he was an Executive Director.

7 Mike Wells was President & CEO, Jackson until 31 May 2015 and was appointed Group Chief Executive on 1 June 2015. The maximum opportunity shown represents his annual opportunity in his current role - this was pro-rated for the portion of the year he was in this role and he also receives a pro-rated AIP in respect of the portion of the year he was President & CEO, Jackson. In addition to the AIP, he received 10 per cent share of the Jackson Senior Management Bonus Pool pro-rated for the period he was in that role. This is determined by the financial performance of Jackson.

8 Tony Wilkey was appointed to the Board on 1 June 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director - this was pro-rated for the portion of the year for which he was an Executive Director.

2015 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2015 are shown below. Prior to the start of the year, the Committee set stretching performance ranges for each of these measures in line with the Group's business plan targets. The Committee reviewed performance against these ranges at its meeting in February 2016; in all of our bonus performance metrics, other than the new measure of ECap surplus, the Group's 2015 results exceeded its stretch plan targets.

The Committee also considered a report from the Group Chief Risk Officer which confirmed that these results were achieved within the Group's and business units' risk appetite and framework. The Group Chief Risk Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The Group Chief Risk Officer's recommendations were taken into account by the Committee when determining AIP outcomes for Executive Directors.

The performance measures, their weightings and the achievement compared to the performance range, is illustrated below. The performance range (the levels of performance required for threshold and maximum bonuses to be paid) for the 2015 Group financial measures will be disclosed in the 2016 report.

Measure	Weighting
Cash flow	10%
Operating free surplus	25%
IGD surplus	10%
ECap surplus	5%
NBP EEV profit	5%
In-force EEV profit	10%
IFRS profit	35%


Threshold 0% vesting
Midpoint 50% vesting
Maximum 100% vesting
Above maximum 100% vesting

● Group ● Prudential Corporation Asia ● UK & Europe ● M&G

112 Prudential plc Annual Report 2015 www.prudential.co.uk

Personal performance

As set out in the Directors' remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. Performance against these objectives was assessed by the Committee at its meeting in February 2016.

2015 Annual Incentive Plan payments

On the basis of the strong performance of the Group and its business units, and the Committee's assessment of each executive's personal performance, the Committee determined the following 2015 AIP payments:

Executive	Role	2015 salary*	Maximum 2015 AIP	2015 AIP payment (percentage of maximum)	2015 AIP payment
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	£649,000	160%	0%	£nil
Jackie Hunt[2]	Chief Executive, UK & Europe	£664,000	175%	89.4%	£1,039,160
Penny James	Group Chief Risk Officer	£600,000	160%	99.3%	£317,740
Michael McLintock	Chief Executive, M&G	£394,000	600%	90.0%	£2,127,600
Nic Nicandrou	Chief Financial Officer	£703,000	175%	99.5%	£1,223,782
Barry Stowe	Chairman & CEO, NABU	US$1,100,000	160%	99.5%	US$1,021,277
	Chief Executive, PCA	HK$8,920,000	180%	95.9%	HK$6,413,852
Tidjane Thiam[3]	Group Chief Executive	£1,093,000	200%	77.3%	£703,857
Mike Wells	Group Chief Executive	£1,070,000	200%	99.7%	£1,244,214
	President & CEO, JNL	US$1,148,000	160%	99.7%	US$762,846
Tony Wilkey	Chief Executive, PCA	HK$8,800,000	180%	95.9%	HK$8,858,593

* At 31 December 2015 or stepping down from the Board if earlier.

Notes

1 Pierre-Olivier Bouée stepped down from the Board on 31 May 2015 and no bonus was paid.
2 Jackie Hunt stepped down from the Board on 3 November 2015. The bonus shown above was paid in respect of her service as an Executive Director. Please see the 'Payments to past directors' section for details.
3 Tidjane Thiam stepped down from the Board on 31 May 2015. The bonus shown above was paid in respect of his service as an Executive Director. Please see the 'Payments to past directors' section for details.
4 Where individuals joined the Board during the year, or their roles changed during the year, the bonus paid reflected the time they spent as Executive Directors in their respective roles.

2015 Jackson bonus pool

In 2015, the Jackson bonus pool was determined by Jackson's profitability, capital adequacy, remittances to Group, in-force experience, ECap solvency ratio and credit rating. Across all of these measures Jackson delivered strong performance and exceeded prior year performance. As a result of this performance the Committee determined that Mike Wells's share of the bonus pool would be US$2,261,250 and Barry Stowe's share of the bonus pool would be US$3,165,750.

Disclosure of targets and achievement for the 2014 Annual Incentive Plan

The Group's financial performance range and the results achieved in respect of the 2014 Annual Incentive Plan are disclosed below. The Board believe that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Targets and achievement for the 2014 Annual Incentive Plan

Measure	Weighting	Threshold	Maximum	Achievement	Payout as % of maximum
Group cash flow	15%	0	128	234	100%
Operating free surplus	20%	2,108	2,448	2,579	100%
Group IGD surplus	15%	3,508	4,508	4,715	100%
Post-tax NBP EEV profit	5%	1,769	2,044	2,126	100%
Post-tax In-force EEV profit	10%	1,244	1,519	1,970	100%
Group IFRS profit	35%	2,619	2,969	3,186	100%
Overall Group bonus score	100%				

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 113

Annual report on remuneration continued

Remuneration in respect of performance in 2015

Long-term incentive plans with performance periods ending on 31 December 2015

Our long-term incentive plans have stretching performance conditions which are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate. The Directors' remuneration policy contains further details of the design of Prudential's long-term incentive plans.

Prudential Long-Term Incentive Plan (PLTIP) and Group Performance Share Plan (GPSP)

In 2013, all Executive Directors were made awards under the PLTIP or GPSP. The awards were subject to challenging targets. The weightings of these measures are detailed in the table below:

	Weighting of measures	
Executive	Group TSR[1]	IFRS profit (Group or business unit)[2]
Michael McLintock	100%	–
Jackie Hunt	50%	50% (business unit target)
Barry Stowe	50%	50% (business unit target)
Mike Wells	50%	50% (business unit target)
All other Executive Directors	50%	50% (Group)

Notes

1 Group TSR is measured on a ranked basis over three years relative to peers.

2 IFRS profit is measured on a cumulative basis over three years.

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. The peer group for the awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group		

Prudential's TSR performance during the performance period (1 January 2013 to 31 December 2015) was in the upper quartile of the peer group above (ranked 5). The portion of the awards related to TSR therefore vested in full.

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS profit set at the start of the performance period increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2013 to 2015 compared to the Group targets set in 2013:

Group	Cumulative target (2013-15)	Cumulative achievement (2013-15)	Overall vesting
IFRS operating profit	£8,329 million	£10,147 million	100%

The Committee determined that the cumulative IFRS operating profit target established for the PLTIP should be expressed using exchange rates consistent with our reported disclosures. All the individual business units exceeded their stretch performance target and achieved 100 per cent vesting, other than Asia which exceeded plan performance, but not stretch performance, and therefore vested at 95 per cent. The individual business unit IFRS targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2013 M&G Executive Long-Term Incentive Plan award is determined by the increase or decrease in M&G's profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock are shown below:

Award	3-year profit growth of M&G	3-year investment performance	2015 phantom share price	Value of awards vesting
2013 M&G Executive LTIP	36%	2nd quartile	£1.79	£1,991,196

114 Prudential plc Annual Report 2015 www.prudential.co.uk

Prudential Corporation Asia Long-Term Incentive Plan

Tony Wilkey received awards under the Prudential Corporation Asia Long-Term Incentive Plan before he was appointed to the Board, which vested during 2015. The Prudential Corporation Asia Long-Term Incentive Plan does not have performance conditions.

2015 LTIP vesting

On the basis of the performance of the Group and its business units, and the Committee's assessment that the awards should vest, the vesting of each executive's LTIP awards are set out below.

Executive	Maximum value of award at full vesting[1]	Percentage of the LTIP award vesting	Number of shares vesting[5]	Value of shares vesting[1]
Pierre-Olivier Bouée[2]	£500,638	69.4%	22,993	£347,654
Jackie Hunt[2]	£1,922,024	100%	127,118	£1,922,024
Penny James	£409,994	100%	27,116	£409,994
Michael McLintock[3]	£760,158	100%	50,275	£760,158
Nic Nicandrou	£1,995,522	100%	131,979	£1,995,522
Barry Stowe	£2,124,954	97.5%	68,952	£2,071,801
Tidjane Thiam[2]	£5,552,986	66.7%	244,840	£3,701,981
Mike Wells	£4,426,975	100%	147,335	£4,426,975
Tony Wilkey[4]	£1,750,647	97.5%/100%	118,132	£1,740,350

Notes

1 Other than for Tony Wilkey's award which vested on 14 September 2015, the share price used to calculate the value of the LTIP awards which vest in 2016 was the average share price/ADR price for the three months up to 31 December 2015, being £15.12/£30.05.

2 Pierre-Olivier Bouée, Jackie Hunt and Tidjane Thiam left the Board during 2015. For details of arrangements in respect of their long-term incentive awards, please see the 'Payments to Past Directors' section.

3 This does not include the vesting of Michael McLintock's M&G Executive Long Term Incentive Plan award.

4 Tony Wilkey's awards include an award which vested on 14 September 2015 (the share price on that date was £13.85) in addition to the awards which vest in 2016.

5 The number of shares vesting include accrued dividend shares.

Malus and clawback policy

During the year the Committee adopted a clawback policy that applies to Executive Directors and members of the GEC. A summary of both this policy and the malus policy is set out below.

	Circumstances when the Committee may exercise its discretion to apply malus or clawback to an award
Malus (applies in respect of any annual bonus or long-term incentive award). Allows unvested shares awarded under deferred bonus and LTIP plans to be forfeited in certain circumstances.	Where a business decision taken during the performance period by the participant's business unit at the time of the decision has resulted in a material breach of any law, regulation, code of practice or other instrument which applies to companies or individuals within the business unit. There is a materially adverse restatement of the accounts for any year during the performance period of (i) the business unit in which the participant worked at any time in that year; and/or (ii) any member of the Group which is attributable to incorrect information about the affairs of that business unit. Any matter arises which the Committee believes affects or may affect the reputation of the Company or any member of the Group.
Clawback (applies in respect of any annual bonuses paid in respect of performance in 2015 and subsequent years, and the deferred portions of these bonuses. Also applies to long-term incentive awards made on or after 1 January 2015). Allows cash and share awards to be recovered before or after release in certain circumstances.	Where at any time before the fifth anniversary of the start of the performance period, either (i) there is a materially adverse restatement of the Company's published accounts in respect of any financial year which (in whole or part) comprised part of the performance period; or (ii) it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to the Company or its reputation. And the Committee considers it appropriate, taking account of the extent of the participants' responsibility for the relevant restatement or breach, that clawback be applied to the relevant participant.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 115

Annual report on remuneration continued

Pension entitlements

Pension provisions in 2015 were:

Executive

Barry Stowe

Tony Wilkey

Mike Wells

All other UK-based executives

2015 pension arrangement

As Chief Executive, PCA: pension supplement in lieu of pension of 25 per cent of salary and a HK$15,000 payment to the Hong Kong Mandatory Provident Fund.

As Chairman & CEO, NABU: pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.

Pension supplement in lieu of pension of 25 per cent of salary and a HK$10,500 payment to the Hong Kong Mandatory Provident Fund.

Mike Wells did not qualify for matching contributions when he was Chairman & Chief Executive, Jackson, as he was not in that role for the qualifying period during 2015.

As Group Chief Executive: pension supplement in lieu of pension of 25 per cent of salary.

Pension supplement in lieu of pension of 25 per cent of salary.

Life assurance provision

As Chief Executive, PCA, four times salary.

As Chairman & CEO, NABU, two times salary.

Four times salary.

As Group Chief Executive, four times salary plus a dependants’ pension.

Up to four times salary plus a dependants’ pension.

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remained in service to Normal Retirement Date. He is now a deferred member of the scheme. Mr McLintock’s Normal Retirement Date under the scheme is age 60, should he claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2015 the transfer value of this entitlement was £1,462,621. This equates to an annual pension of £59,686 which will increase broadly in line with inflation in the period before Mr McLintock’s retirement.

116 Prudential plc Annual Report 2015 www.prudential.co.uk

Table of 2015 Executive Director total remuneration 'The Single Figure'

£000s	2015 salary	2015 taxable benefits*	2015 total bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares†	2015 LTIP releases‡	2015 pension benefits§	Total 2015 remuneration 'The Single Figure'¶
Pierre-Olivier Bouée[1]	270	38	–	–	–	348	68	724
Jackie Hunt[2]	557	76	1,039	623	416	1,922	139	3,733
Penny James[3]	200	21	318	191	127	410	50	999
Michael McLintock	394	71	2,128	1,277	851	2,751	98	5,442
Nic Nicandrou[4]	703	377	1,224	734	490	1,996	176	4,476
Barry Stowe[5]	729	558	3,281	1,969	1,312	2,072	188	6,828
Tidjane Thiam[6]	455	44	704	422	282	3,702	114	5,019
Mike Wells[7]	942	1,283	3,223	1,934	1,289	4,427	156	10,031
Tony Wilkey[8]	433	402	748	449	299	1,740	109	3,432
Total	**4,683**	**2,870**	**12,665**	**7,599**	**5,066**	**19,368**	**1,098**	**40,684**

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
† The deferred part of the bonus is subject to malus and clawback in accordance with the Malus and Clawback policies.
‡ In line with the regulations, the estimated value of LTIP releases in 2016 has been calculated based on the average share/ADR price over the last three months of 2015 (£15.12/£30.05). The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2016 report.
§ 2015 pension benefits include cash supplements for pension purposes and contributions into DC schemes as outlined on the previous page.
¶ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1 Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. The remuneration above was paid in respect of his service as an Executive Director.
2 Jackie Hunt stepped down from the Board on 3 November 2015. The remuneration shown above was paid in respect of her service as an Executive Director.
3 Penny James was appointed to the Board on 1 September 2015. The remuneration above was paid in respect of her service as an Executive Director, other than the LTIP releases which related to her previous role.
4 Nic Nicandrou's 2015 benefits relate primarily to a legacy relocation clause in his contract agreed on his appointment and disclosed in the 2009 Annual Report. The figure includes costs of £243,750 to cover stamp duty.
5 Barry Stowe's 2015 benefits relate primarily to his expatriate status while he was located in Hong Kong in his previous role as Chief Executive, PCA, including costs of £139,405 for housing, £62,586 home leave and a £152,978 Executive Director Location Allowance. In addition, to facilitate his move back to the US, his benefits include relocation support including costs of £110,101 for relocation, shipping and tax return preparation. His bonus figure excludes a contribution of £10,404 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2015 pension benefits.
6 Tidjane Thiam stepped down from the Board on 31 May 2015. The remuneration shown above was paid in respect of his service as an Executive Director.
7 To facilitate his move to the UK, Mike Wells's benefits include relocation support including an allowance of £200,000 for relocation and shipping, £177,890 for temporary accommodation, £513,750 to cover stamp duty and £56,604 to cover mortgage interest.
8 Tony Wilkey was appointed to the Board on 1 June 2015. The remuneration above was paid in respect of his service as an Executive Director, other than the LTIP releases which related to his previous role. Tony Wilkey's 2015 benefits include costs of £140,134 for housing and a £214,169 Executive Director Location Allowance.

Table of 2014 Executive Director total remuneration 'The Single Figure'

£000s	2014 salary	2014 taxable benefits*	2014 total bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares†	2014 LTIP releases‡	2014 pension benefits§	Total 2014 remuneration 'The Single Figure'¶
Pierre-Olivier Bouée[1]	473	75	752	451	301	886	118	2,304
John Foley[2]	162	24	255	153	102	3,740	41	4,222
Jackie Hunt	644	163	1,016	610	406	1,687	161	3,671
Michael McLintock	382	94	2,292	1,375	917	2,865	96	5,729
Nic Nicandrou	682	96	1,186	712	474	3,488	171	5,623
Barry Stowe[3]	665	710	1,046	628	418	3,394	169	5,984
Tidjane Thiam	1,061	132	2,122	1,273	849	9,838	265	13,418
Mike Wells[4]	676	58	4,348	2,609	1,739	7,292	19	12,393
Total	4,745	1,352	13,017	7,811	5,206	33,190	1,040	53,344

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
† The deferred part of the bonus is subject to malus in accordance with the Malus and Clawback policies.
‡ In line with the regulations, the value of the LTIP releases has been recalculated based on the closing share/ADR price on the date awards were released, 30 March 2015 (£16.97/£33.09). The value also includes the cash payment relating to the final dividend declared in March 2015, approved at the AGM and paid after the vesting date.
§ 2014 pension benefits include cash supplements for pension purposes and contributions into DC schemes.
¶ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The remuneration above was paid in respect of his service as an Executive Director.
2 John Foley stepped down from the Board on 1 April 2014. The remuneration above was paid in respect of his service as an Executive Director.
3 Barry Stowe's 2014 benefits relate primarily to his expatriate status, including costs of £217,393 for housing, £18,272 for children's education, £76,319 for home leave and a £340,473 Executive Director Location Allowance.
4 Mike Wells's bonus figure excludes a contribution of £9,469 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2014 pension benefits.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 117

Annual report on remuneration continued

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and the peer group of international insurers used to benchmark the Company's performance for the purposes of the PLTIP.

Prudential TSR v FTSE 100 and peer group averages – total return, per cent over seven years to 31 December 2015


£600
£500
£400
£300
£200
£100
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Dec 2013
Dec 2014
Dec 2015
£547
£242
£191
Prudential
FTSE 100
Peer group average

Note
The peer group average represents the average TSR performance of the peer group currently used for PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2009	2009	2010	2011	2012	2013	2014	2015	2015
Group Chief Executive	M Tucker	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	M Wells
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458	613	1,992
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122	704	1,244
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)
LTIP vesting	1,575	–	2,534	2,528	6,160	5,235	9,838	3,702	4,427
(As % of maximum)	(100%)	–	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)
Other payments	308	–	–	–	–	–	–	–	–
Group Chief Executive Single Figure of total remuneration	3,737	640	5,293	5,339	9,533	8,702	13,418	5,019	7,663

Notes
1 Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam's remuneration in 2009 relate only to his service as Group Chief Executive.
2 Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells's remuneration in 2015 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2014 and 2015 compared to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	1.75%	824.6%	(8.2)%
All UK employees	3.3%	17.1%	10%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office, and reflects the average change in pay for employees employed in both 2014 and 2015. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year, for example to reflect promotions or role changes. The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

The Group Chief Executive's salary, benefits and bonus percentage change has been calculated by taking the amounts received by both Tidjane Thiam and Mike Wells in this role in 2015 and calculating the percentage increase or decrease from the amount received by Tidjane Thiam in 2014. Mike Wells was required to relocate to London to assume the Group Chief Executive role and the increase in benefits received by the Group Chief Executive role reflects this relocation support.

118 Prudential plc Annual Report 2015 www.prudential.co.uk

Letters of appointment of the Chairman and Non-executive Directors

The Directors’ remuneration policy contains further details on Non-executive Directors’ letters of appointment. Details of their individual appointments are outlined below:

Initial election Expiration of the Appointment by shareholders current term of Chairman/Non-executive Director by the Board at the AGM Notice period appointment

Chairman

Paul Manduca1 15 October 2010 AGM 2011 12 months AGM 2018

Non-executive Directors

Philip Remnant 1 January 2013 AGM 2013 6 months AGM 2016 Howard Davies 15 October 2010 AGM 2011 6 months AGM 2017 Ann Godbehere2 2 August 2007 AGM 2008 6 months AGM 2016 Alistair Johnston3 1 January 2012 AGM 2012 6 months AGM 2018 David Law 15 September 2015 AGM 2016 6 months AGM 2019 Kai Nargolwala 1 January 2012 AGM 2012 6 months AGM 2018 Anthony Nightingale 1 June 2013 AGM 2014 6 months AGM 2017 Alice Schroeder 10 June 2013 AGM 2014 6 months AGM 2017 Lord Turner 15 September 2015 AGM 2016 6 months AGM 2019

Notes

1 Paul Manduca was appointed as Chairman on 2 July 2012.

2 Ann Godbehere was reappointed in 2015 for one year.

3 Alistair Johnston will retire from the Board at the Annual General Meeting on 19 May 2016.

Recruitment arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the Directors’ remuneration policy approved by shareholders and was mindful of:

— The skills, knowledge and experience that each new Executive Director brought to the Board;

— The need to support the relocation of executives to enable them to assume their roles; and

— Its commitment to honour legacy arrangements.

Appointing high-calibre executives to the Board and to different roles on the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value. As the Company operates in an international marketplace for talent, the best internal and external candidates are sometimes asked to move location to assume their new roles. Where this happens, the Company will offer relocation support. The support offered will depend on the circumstances of each move but may include shipping services, the provision of temporary accommodation and other housing benefits. Executives may receive support with the preparation of tax returns, but no current Executive Director is tax equalised.

Barry Stowe and Mike Wells changed Board roles during the year. As both these changes resulted in those Executive Directors relocating to enable them to assume their roles, relocation support in line with the approved Directors’ remuneration policy was provided. Details of this support are included in the notes to the 2015 Single Figure table.

During the year, a relocation payment was made to Nic Nicandrou in line with a commitment made to him when he joined the Company in 2009 (and disclosed in the 2009 annual report on remuneration). Details of this payment are included in the notes to the 2015 Single Figure table.

Penny James and Tony Wilkey were promoted to the Board during the year. Their outstanding share awards under deferred bonus plans and long-term incentives awarded before their appointment to the Board will continue to vest on the normal timescale and subject to the original conditions.

In addition, each of Barry Stowe, Mike Wells and Tony Wilkey received an additional LTIP award following the changes to their roles as detailed in the ‘Long-term incentives awarded in 2015’ table.

Payments to past directors and payments for loss of office

During the year, the Committee considered the application of the Company’s payments on loss-of-office policy. The objective was to ensure that the application of the policy was aligned to individual circumstances and ensure there was no reward for failure. The Committee’s approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual had made to the Group.

www.prudential.co.uk Annual Report 2015 Prudential plc 123

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

Annual report on remuneration continued

Pierre-Olivier Bouée

Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. Pierre-Olivier did not receive a loss-of-office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Following his retirement from the Board, Pierre-Olivier received £72,850 in respect of salary, benefits and pension for the period from the date he ceased to be a director to his termination date on 30 June 2015 in accordance with his contract of employment. His deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. Pierre-Olivier did not receive a 2015 bonus. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £7,551. In addition, in consideration of agreeing to a confidentiality clause, Pierre-Olivier received £1,000. The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Pierre-Olivier should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014, but his PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service.

Jackie Hunt

Jackie Hunt stepped down from the Board on 3 November 2015. Jackie did not receive a loss-of-office payment. Her remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration she received in respect of her services as an Executive Director is set out in the 2015 Single Figure table.

Following her retirement from the Board, Jackie received £133,924 in respect of salary, benefits and pension for the period from the date she ceased to be a director to the end of the year in accordance with her contract of employment. Her deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by her in respect of finalising her termination arrangements, which amounted to £17,400.

In addition, recognising her contribution to the Company’s success, the Committee determined that Jackie should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Jackie should be allowed to retain her unvested GPSP and PLTIP awards granted in 2013 and 2014, but her PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus and were pro-rated for service.

Tidjane Thiam

Tidjane Thiam stepped down from the Board on 31 May 2015. Tidjane did not receive a loss-of-office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Tidjane’s deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £14,121. In addition, in consideration of agreeing to a confidentiality clause, Tidjane received £1,000.

In addition, recognising his contribution to the Company’s success, the Committee determined that Tidjane should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way and pro-rated for service to 31 May 2015. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions. The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Tidjane should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service. Tidjane did not receive a 2015 long-term incentive award.

Rob Devey

Rob Devey’s employment with the Group ended on 31 October 2013. The 2013 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Rob after his resignation. As set out in the section ‘Remuneration in respect of performance in 2015’ the performance conditions attached to Rob’s 2013 PLTIP awards were met in full and 100 per cent of these awards will be released in 2016. These awards were pro-rated for service (10 of 36 months) and the details of the release are set out below. This represents the last long-term incentive award which Rob had outstanding under the Company’s remuneration plans.

Number of shares vesting1 Value of share vesting2

34,914 £527,900

Notes

1 The number of shares vesting include accrued dividend shares.

2 The share price used to calculate the value was the average share price for the three months up to 31 December 2015, being £15.12.

124 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Statement of directors' shareholdings

The interests of directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

	01/01/2015 (or on date of appointment)	During 2015		31/12/2015 (or on date of retirement)			Share ownership guideline	
	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest[*] (number of shares)	Number of shares subject to performance conditions[†]	Total interest in shares	Share ownership guideline[‡] (% of salary/fee)	Beneficial interest as a percentage of basic salary/basic fees[§]
Chairman								
Paul Manduca	42,500	–	–	42,500	–	42,500	100%	93%
Executive Directors								
Pierre-Olivier Bouée[1]	81,630	74,690	62,747	93,573	249,458	343,031	n/a	n/a
Jackie Hunt[2]	86,788	123,458	99,082	111,164	328,881	440,045	n/a	n/a
Penny James[3]	14,373	127	–	14,500	79,808	94,308	200%	37%
Michael McLintock	443,744	109,687	342,547	210,884	126,185	337,069	200%	819%
Nic Nicandrou	289,809	232,623	257,213	265,219	359,046	624,265	200%	578%
Barry Stowe[4]	284,288	231,744	269,376	246,656	410,698	657,354	200%	525%
Tidjane Thiam[5]	690,867	641,139	679,460	652,546	675,334	1,327,880	n/a	n/a
Mike Wells[6]	445,580	554,975	535,270	465,285	751,778	1,217,063	350%	666%
Tony Wilkey[7]	152,471	37,121	–	189,592	358,024	547,616	200%	391%
Non-executive Directors								
Howard Davies	8,521	209	–	8,730	–	8,730	100%	142%
Ann Godbehere	15,914	–	–	15,914	–	15,914	100%	259%
Alistair Johnston	10,000	–	–	10,000	–	10,000	100%	163%
David Law[8]	–	3,327	–	3,327	–	3,327	100%	54%
Kaikhushru Nargolwala	50,000	–	–	50,000	–	50,000	100%	814%
Anthony Nightingale	30,000	–	–	30,000	–	30,000	100%	489%
Philip Remnant	5,816	–	–	5,816	–	5,816	100%	95%
Alice Schroeder[9]	2,500	6,000	–	8,500	–	8,500	100%	138%
Lord Turnbull[10]	16,624	–	–	16,624	–	16,624	n/a	n/a
Lord Turner[11]	–	2,000	–	2,000	–	2,000	100%	33%

* There were no changes of Executive Directors' interests in ordinary shares between 31 December 2015 and 7 March 2016 with the exception of the UK-based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). Michael McLintock acquired a further 29 shares in the SIP, Nic Nicandrou acquired a further 29 shares in the SIP and Mike Wells acquired a further 30 shares in the SIP during this period.

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' section of the Supplementary information.

‡ Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013. Executive Directors have five years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors have three years from their date of joining to reach the guideline.

§ Based on the closing price on 31 December 2015 (£15.31). Where applicable, all directors are in compliance with the share ownership guideline.

The Company and its directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under part XV of the SFO. As a result of this exemption, directors, chief executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of directors' and chief executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests notified to it in the United Kingdom.

Notes

1 Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. Total interests in shares are shown as at this date.
2 Jackie Hunt stepped down from the Board on 3 November 2015. Total interests in shares are shown as at this date.
3 Penny James was appointed to the Board on 1 September 2015. Total interests in shares are shown from this date.
4 For the 1 January 2015 figure Barry Stowe's beneficial interest in shares is made up of 142,144 ADRs (representing 284,288 ordinary shares). (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2015 figure the beneficial interest in shares is made up of 123,328 ADRs (representing 246,656 ordinary shares).
5 Tidjane Thiam stepped down from the Board on 31 May 2015. Total interests in shares are shown as at this date.
6 For the 1 January 2015 figure Mike Wells' beneficial interest in shares is made up of 222,790 ADRs (representing 445,580 ordinary shares). For the 31 December 2015 figure his beneficial interest in shares is made up of 232,594 ADRs (representing 465,188 ordinary shares) and 97 ordinary shares.
7 Tony Wilkey was appointed to the Board on 1 June 2015. Total interests in shares are shown from this date.
8 David Law was appointed to the Board on 15 September 2015. Total interests in shares are shown from this date.
9 For the 1 January 2015 figure Alice Schroeder's beneficial interest in shares is made up of 1,250 ADRs (representing 2,500 ordinary shares). For the 31 December 2015 figure her beneficial interest in shares is made up of 4,250 ADRs (representing 8,500 ordinary shares).
10 Lord Turnbull stepped down from the Board on 14 May 2015. Total interests in shares are shown as at this date.
11 Lord Turner was appointed to the Board on 15 September 2015.

www.prudential.co.uk
Annual Report 2015 Prudential plc 121

Annual report on remuneration continued

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

	Date of grant	Exercise price (pence)	Market price at 31 Dec 2015 (pence)	Exercise period		Number of options						
				Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Pierre-Olivier Bouée	23 Sep 14	1,155	1,531	01 Dec 17	31 May 18	1,558	–	–	–	–	1,558	–
Jackie Hunt	23 Sep 14	1,155	1,531	01 Dec 17	31 May 18	1,558	–	–	–	–	–	1,558
Penny James	21 Sep 12	629	1,531	01 Dec 15	31 May 16	858	–	–	–	–	–	858
Penny James	22 Sep 15	1,111	1,531	01 Dec 18	31 May 19	–	1,620	–	–	–	–	1,620
Michael McLintock	23 Sep 14	1,155	1,531	01 Dec 19	31 May 20	2,622	–	–	–	–	–	2,622
Nic Nicandrou	16 Sep 11	466	1,531	01 Dec 16	31 May 17	3,268	–	–	–	–	–	3,268
Nic Nicandrou	23 Sep 14	1,155	1,531	01 Dec 19	31 May 20	1,311	–	–	–	–	–	1,311
Tidjane Thiam	16 Sep 11	466	1,531	01 Dec 14	29 May 15	965	–	965	–	–	–	–
Tidjane Thiam	20 Sep 13	901	1,531	01 Dec 16	31 May 17	499	–	–	–	–	499	–
Tidjane Thiam	23 Sep 14	1,155	1,531	01 Dec 17	31 May 18	1,168	–	–	–	–	1,168	–
Mike Wells	22 Sep 15	1,111	1,531	01 Dec 18	31 May 19	–	1,620	–	–	–	–	1,620

Notes

1. A gain of £11,880.43 was made by directors in 2015 on the exercise of SAYE options.
2. No price was paid for the award of any option.
3. The highest and lowest closing share prices during 2015 were 1,752 pence and 1,330.5 pence respectively.
4. All exercise prices are shown to the nearest pence.
5. Pierre-Olivier Bouée and Tidjane Thiam participated in the plan during their time as Executive Directors and their options lapsed following the cessation of their employment.
6. Jackie Hunt participated in the plan during her time as an Executive Director.

Directors' terms of employment and external appointments

The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts. Details of the service contracts of each Executive Director are outlined in the table below.

Subject to the Group Chief Executive's or the Chairman's approval, Executive Directors are able to accept external appointments as non-executive directors of other organisations. Fees payable are retained by the Executive Directors.

	Service contracts			External appointment	
	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2015	Fee received in the period the Executive Director was a Group director
Executive Directors					
Pierre-Olivier Bouée[1]	6 August 2013	12 months	12 months	–	–
Jackie Hunt[2]	25 April 2013	12 months	12 months	Yes	£25,833
Penny James[3]	13 August 2015	12 months	12 months	Yes	£22,333
Michael McLintock	21 November 2001	6 months	12 months	Yes	£70,000
Nic Nicandrou	26 April 2009	12 months	12 months	–	–
Barry Stowe	18 October 2006	12 months	12 months	–	–
Tidjane Thiam[4]	20 September 2007	12 months	12 months	Yes	£71,700
Mike Wells	21 May 2015	12 months	12 months	–	–
Tony Wilkey[3]	1 June 2015	12 months	12 months	–	–

Other directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Notes

1. Pierre-Olivier Bouée stepped down from the Board on 31 May 2015.
2. Jackie Hunt stepped down from the Board on 3 November 2015.
3. Penny James and Tony Wilkey were appointed to the Board on 1 September 2015 and 1 June 2015 respectively.
4. Tidjane Thiam stepped down from the Board on 31 May 2015.

122 Prudential plc Annual Report 2015 www.prudential.co.uk

Letters of appointment of the Chairman and Non-executive Directors

The Directors' remuneration policy contains further details on Non-executive Directors' letters of appointment. Details of their individual appointments are outlined below:

Chairman/Non-executive Director	Appointment by the Board	Initial election by shareholders at the AGM	Notice period	Expiration of the current term of appointment
Chairman				
Paul Manduca[1]	15 October 2010	AGM 2011	12 months	AGM 2018
Non-executive Directors				
Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2016
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2017
Ann Godbehere[2]	2 August 2007	AGM 2008	6 months	AGM 2016
Alistair Johnston[3]	1 January 2012	AGM 2012	6 months	AGM 2018
David Law	15 September 2015	AGM 2016	6 months	AGM 2019
Kai Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2018
Anthony Nightingale	1 June 2013	AGM 2014	6 months	AGM 2017
Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2017
Lord Turner	15 September 2015	AGM 2016	6 months	AGM 2019

Notes

1. Paul Manduca was appointed as Chairman on 2 July 2012.
2. Ann Godbehere was reappointed in 2015 for one year.
3. Alistair Johnston will retire from the Board at the Annual General Meeting on 19 May 2016.

Recruitment arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the Directors' remuneration policy approved by shareholders and was mindful of:

- The skills, knowledge and experience that each new Executive Director brought to the Board;
- The need to support the relocation of executives to enable them to assume their roles; and
- Its commitment to honour legacy arrangements.

Appointing high-calibre executives to the Board and to different roles on the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value. As the Company operates in an international marketplace for talent, the best internal and external candidates are sometimes asked to move location to assume their new roles. Where this happens, the Company will offer relocation support. The support offered will depend on the circumstances of each move but may include shipping services, the provision of temporary accommodation and other housing benefits. Executives may receive support with the preparation of tax returns, but no current Executive Director is tax equalised.

Barry Stowe and Mike Wells changed Board roles during the year. As both these changes resulted in those Executive Directors relocating to enable them to assume their roles, relocation support in line with the approved Directors' remuneration policy was provided. Details of this support are included in the notes to the 2015 Single Figure table.

During the year, a relocation payment was made to Nic Nicandrou in line with a commitment made to him when he joined the Company in 2009 (and disclosed in the 2009 annual report on remuneration). Details of this payment are included in the notes to the 2015 Single Figure table.

Penny James and Tony Wilkey were promoted to the Board during the year. Their outstanding share awards under deferred bonus plans and long-term incentives awarded before their appointment to the Board will continue to vest on the normal timescale and subject to the original conditions.

In addition, each of Barry Stowe, Mike Wells and Tony Wilkey received an additional LTIP award following the changes to their roles as detailed in the 'Long-term incentives awarded in 2015' table.

Payments to past directors and payments for loss of office

During the year, the Committee considered the application of the Company's payments on loss-of-office policy. The objective was to ensure that the application of the policy was aligned to individual circumstances and ensure there was no reward for failure. The Committee's approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual had made to the Group.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 123

Annual report on remuneration continued

Pierre-Olivier Bouée

Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. Pierre-Olivier did not receive a loss-of-office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Following his retirement from the Board, Pierre-Olivier received £72,850 in respect of salary, benefits and pension for the period from the date he ceased to be a director to his termination date on 30 June 2015 in accordance with his contract of employment. His deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. Pierre-Olivier did not receive a 2015 bonus. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £7,551. In addition, in consideration of agreeing to a confidentiality clause, Pierre-Olivier received £1,000. The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Pierre-Olivier should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014, but his PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service.

Jackie Hunt

Jackie Hunt stepped down from the Board on 3 November 2015. Jackie did not receive a loss-of-office payment. Her remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration she received in respect of her services as an Executive Director is set out in the 2015 Single Figure table.

Following her retirement from the Board, Jackie received £133,924 in respect of salary, benfits and pension for the period from the date she ceased to be a director to the end of the year in accordance with her contract of employment. Her deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by her in respect of finalising her termination arrangements, which amounted to £17,400.

In addition, recognising her contribution to the Company’s success, the Committee determined that Jackie should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Jackie should be allowed to retain her unvested GPSP and PLTIP awards granted in 2013 and 2014, but her PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus and were pro-rated for service.

Tidjane Thiam

Tidjane Thiam stepped down from the Board on 31 May 2015. Tidjane did not receive a loss-of-office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Tidjane’s deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £14,121. In addition, in consideration of agreeing to a confidentiality clause, Tidjane received £1,000.

In addition, recognising his contribution to the Company’s success, the Committee determined that Tidjane should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way and pro-rated for service to 31 May 2015. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions. The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Tidjane should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service. Tidjane did not receive a 2015 long-term incentive award.

Rob Devey

Rob Devey’s employment with the Group ended on 31 October 2013. The 2013 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Rob after his resignation. As set out in the section ‘Remuneration in respect of performance in 2015’ the performance conditions attached to Rob’s 2013 PLTIP awards were met in full and 100 per cent of these awards will be released in 2016. These awards were pro-rated for service (10 of 36 months) and the details of the release are set out below. This represents the last long-term incentive award which Rob had outstanding under the Company’s remuneration plans.

Number of shares vesting1 Value of share vesting2

34,914 £527,900

Notes

1 The number of shares vesting include accrued dividend shares.

2 The share price used to calculate the value was the average share price for the three months up to 31 December 2015, being £15.12.

124 Prudential plc Annual Report 2015 www.prudential.co.uk

Other directors

A number of former directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past director under this amount will not be reported.

Statement of voting at general meeting

At the 2015 Annual General Meeting, shareholders were asked to vote on the 2014 Directors' remuneration report.

This resolution received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' remuneration report	1,711,107,495	93.81	112,901,645	6.19	1,824,009,140	124,526,722

Statement of implementation in 2016

Executive Directors

Executive Directors' remuneration packages were reviewed in 2015, with changes effective from 1 January 2016. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2015 and the expected increases in 2016. The external market reference points used to provide context to the Committee were identical to those used for 2015 salaries.

All Executive Directors received a salary increase of 1 per cent. The 2016 salary increase budgets for other employees across our business units were between 3 per cent and 6.5 per cent. No changes have been made to executives' maximum opportunities under either the annual incentive or the long-term incentive plans.

As part of the implementation of Solvency II, part of Executive Directors' 2016 bonuses will be determined by the achievement of Solvency II surplus targets. This metric will replace the IGD capital surplus measure (part of the Solvency I framework). The Solvency II measure will operate alongside the economic capital targets introduced in 2015. Otherwise no changes are proposed to the performance measures for the 2016 annual incentive plan nor for the 2016 long-term incentive awards.

Also, as part of the implementation of Solvency II, the weightings of Penny James's AIP performance targets (with effect from 2016) have been changed so that 50 per cent relate to financial targets, 30 per cent relate to functional targets and 20 per cent relate to personal targets.

John Foley was appointed Chief Executive of Prudential UK & Europe and Executive Director of Prudential plc with effect from 19 January 2016. His basic salary for 2016 will be £750,000. He will have a maximum AIP opportunity of 180 per cent of base salary, with 40 per cent of any bonus deferred into the Company's shares. Long-term incentive awards will be 250 per cent of base salary. John's service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Michael McLintock will retire as Chief Executive of M&G Investments and as an Executive Director of Prudential plc later this year. He will be succeeded by Anne Richards. Anne's basic salary will be £400,000. She will have a maximum AIP opportunity of the lower of 0.75 per cent of M&G's IFRS profit or 600 per cent of base salary. Forty per cent of any bonus will be deferred into the Company's shares. Long-term incentive awards will be 150 per cent of base salary under the PLTIP and 300 per cent of salary under the M&G Executive Long Term Incentive Plan. Any unvested share awards that Anne forfeits as a consequence of joining the Group will be replaced on a like-for-like basis, with replacement awards released in accordance with the original vesting timeframe attached to the forfeited awards. Anne's service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Non-executive Directors

Non-executive Directors' fees were reviewed in 2015 with changes effective from 1 July 2015 as set out in the 'Non-executive fee' section. The next review will be effective 1 July 2016.

As set out in the report of the Nomination Committee, the appointment of chairmen of the boards of M&G Limited and Prudential Corporation Asia Limited has been proposed. The Remuneration Committee has approved a fee of £250,000 per annum for each of these roles, fixed for a period of two years from the date of the appointment. The fee for the chair of Prudential Corporation Asia Limited will be payable in Hong Kong dollars using an exchange rate fixed on the date of appointment.

Signed on behalf of the Board of Directors



Anthony Nightingale, CMG SBS JP
Chairman of the Remuneration Committee
8 March 2016



Paul Manduca
Chairman
8 March 2016

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 125

Supplementary information

Supplementary information

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2015 (Number of shares)	Conditional awards in 2015 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (note 2) (Number of shares released)	Rights exercised in 2015	Rights lapsed in 2015	Conditional share awards outstanding at 31 Dec 2015 (Number of shares)	Date of end of performance period
Penny James	GPSP	2012	37,925		678	3,351	37,925		–	31 Dec 14
	PLTIP	2013	25,181		1,203				25,181	31 Dec 15
	PLTIP	2014	30,279		1,317				30,279	31 Dec 16
	PLTIP	2015		24,348	1,672				24,348	31 Dec 17
			93,385	24,348		3,351	37,925		79,808	
Michael McLintock	GPSP	2012	47,079		678	4,163	47,079		–	31 Dec 14
	PLTIP	2013	46,687		1,203				46,687	31 Dec 15
	PLTIP	2014	44,487		1,317				44,487	31 Dec 16
	PLTIP	2015		35,011	1,672				35,011	31 Dec 17
			138,253	35,011		4,163	47,079		126,185	
Nic Nicandrou	GPSP	2012	185,374		678	16,399	185,374		–	31 Dec 14
	PLTIP	2013	122,554		1,203				122,554	31 Dec 15
	PLTIP	2014	132,375		1,317				132,375	31 Dec 16
	PLTIP	2015		104,117	1,672				104,117	31 Dec 17
			440,303	104,117		16,399	185,374		359,046	
Barry Stowe[1]	GPSP	2012	95,642		678	8,516	95,642		–	31 Dec 14
	BUPP	2012	95,642		678	8,000	89,864	5,778	–	31 Dec 14
	PLTIP	2013	131,266		1,203				131,266	31 Dec 15
	PLTIP	2014	114,824		1,317				114,824	31 Dec 16
	PLTIP	2015		113,940	1,672				113,940	31 Dec 17
	PLTIP	2015		50,668	1,611.5				50,668	31 Dec 17
			437,374	164,608		16,516	185,506	5,778	410,698	
Mike Wells[1]	GPSP	2012	199,256		678	17,742	199,256		–	31 Dec 14
	BUPP	2012	199,256		678	17,742	199,256		–	31 Dec 14
	PLTIP	2013	273,470		1,203				273,470	31 Dec 15
	PLTIP	2014	238,954		1,317				238,954	31 Dec 16
	PLTIP	2015		209,222	1,672				209,222	31 Dec 17
	PLTIP	2015		30,132	1,611.5				30,132	31 Dec 17
			910,936	239,354		35,484	398,512		751,778	
Tony Wilkey[3]	GPSP	2012	33,272		663.5	2,940	33,272		–	31 Dec 14
	PCA LTIP	2012	66,008		663.5		66,008		–	31 Dec 14
	PCA LTIP	2012	35,926		854		35,926		–	31 Dec 14
	PLTIP	2013	25,244		1,203				25,244	31 Dec 15
	PCA LTIP	2013	55,705		1,203				55,705	31 Dec 15
	PCA LTIP	2013	47,182		1,178				47,182	31 Dec 15
	PLTIP	2014	22,935		1,317				22,935	31 Dec 16
	PCA LTIP	2014	45,870		1,317				45,870	31 Dec 16
	PCA LTIP	2014	68,806		1,317				68,806	31 Dec 17
	PLTIP	2015		21,091	1,672				21,091	31 Dec 17
	PCA LTIP	2015		42,183	1,672				42,183	31 Dec 17
	PLTIP	2015		29,008	1,611.5				29,008	31 Dec 17
			400,948	92,282		2,940	135,206		358,024	

Notes

1 The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2 A DRIP dividend equivalent was accumulated on these awards.
3 The PCA LTIP is an arrangement for executives and senior management of PCA. Tony Wilkey was a participant of this plan until his appointment to the Board on 1 June 2015 and will no longer be eligible to new awards from this date.

126 Prudential plc Annual Report 2015 www.prudential.co.uk

Business-specific cash-based long-term incentive plans

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2015 £000	Conditionally awarded in 2015 £000	Payments made in 2015 £000	Face value of conditional share awards outstanding at 31 December 2015 £000	Date of end of performance period
Michael McLintock						
M&G Executive LTIP	2012	953		1,973	–	31 Dec 14
M&G Executive LTIP	2013	1,112			1,112	31 Dec 15
M&G Executive LTIP	2014	1,146			1,146	31 Dec 16
M&G Executive LTIP	2015		1,182		1,182	31 Dec 17
Total payments made in 2015				1,973		

Note
Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2012 award of 952,960 units, the unit price at the end of the performance period was £2.07, which resulted in a payment of £1,972,627 to Michael McLintock in 2015. For the 2013 award of 1,112,400 units, the unit price at the end of the performance period was £1.79, which will result in a payment of £1,991,196 to Michael McLintock in 2016.

Other share awards

The table below sets out Executive Directors' deferred bonus share

	Year of grant	Conditional share awards outstanding at 1 Jan 2015 (Number of shares)	Conditionally awarded in 2015 (Number of shares)	Dividends accumulated in 2015 (note 2 and 3) (Number of shares)	Shares released in 2015 (Number of shares)	Conditional share awards outstanding at 31 December 2015 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Penny James										
Deferred 2011 Group deferred bonus plan award	2012	7,069			7,069	–	31 Dec 14	30 Mar 15	783	1,697
Deferred 2012 Group deferred bonus plan award	2013	5,542		135		5,677	31 Dec 15		1,083	
Deferred 2013 Group deferred bonus plan award	2014	4,764		116		4,880	31 Dec 16		1,317	
Deferred 2014 Group deferred bonus plan award	2015		3,850	93		3,943	31 Dec 17		1,672	
		17,375	3,850	344	7,069	14,500				
Michael McLintock										
Deferred 2011 annual incentive award	2012	39,191			39,191	–	31 Dec 14	30 Mar 15	750	1,697
Deferred 2012 annual incentive award	2013	37,741		923		38,664	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014	70,801		1,732		72,533	31 Dec 16		1,317	
Deferred 2014 annual incentive award	2015		54,312	1,329		55,641	31 Dec 17		1,672	
		147,733	54,312	3,984	39,191	166,838				

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 127

Supplementary information continued

	Year of grant	Conditional share awards outstanding at 1 Jan 2015 (Number of shares)	Conditionally awarded in 2015 (Number of shares)	Dividends accumulated in 2015 (note 2 and 3) (Number of shares)	Shares released in 2015 (Number of shares)	Conditional share awards outstanding at 31 December 2015 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Nic Nicandrou										
Deferred 2011 annual incentive award	2012	47,365			47,365	–	31 Dec 14		750	1,697
Deferred 2012 annual incentive award	2013	40,823		998		41,821	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014	35,765		874		36,639	31 Dec 16		1,317	
Deferred 2014 annual incentive award	2015		28,112	687		28,799	31 Dec 17		1,672	
		123,953	28,112	2,559	47,365	107,259				
Barry Stowe (note 1)										
Deferred 2011 annual incentive award	2012	55,154			55,154	–	31 Dec 14	30 Mar 15	750	1,697
Deferred 2012 annual incentive award	2013	39,674		972		40,646	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014	30,996		758		31,754	31 Dec 16		1,317	
Deferred 2014 annual incentive award	2015		27,324	668		27,992	31 Dec 17		1,672	
		125,824	27,324	2,398	55,154	100,392				
Mike Wells (note 1)										
Deferred 2011 annual incentive award	2012	101,314			101,314	–	31 Dec 14	30 Mar 15	750	1,697
Deferred 2012 annual incentive award	2013	84,514		2,072		86,586	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014	102,130		2,506		104,636	31 Dec 16		1,317	
Deferred 2014 annual incentive award	2015		113,518	2,786		116,304	31 Dec 17		1,672	
		287,958	113,518	7,364	101,314	307,526				
Tony Wilkey										
Deferred 2012 PCA deferred bonus plan award	2013	80,570			80,570	–	31 Dec 15	30 Mar 15	1,083	1,697
Deferred 2013 PCA deferred bonus plan award	2014	69,571		1,260		70,831	31 Dec 16		1,317	
Deferred 2014 PCA deferred bonus plan award	2015		80,833	1,457		82,290	31 Dec 17		1,672	
		150,141	80,833	2,717	80,570	153,121				

Notes

1. The deferred share awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2. The number of shares initially awarded is calculated using the average share price over the three business days prior to the date of grant. For the awards from the 2014 annual incentives, made in 2015, the average share price was 1,688 pence.
3. A DRIP dividend equivalent was accumulated on these awards.

128 Prudential plc Annual Report 2015 www.prudential.co.uk

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

In 2014, participants could elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Details of Executive Directors' rights under the SAYE scheme are set out in the 'Statement of directors' shareholdings'.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). From April 2014, all UK-based employees were able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in trust at 1 Jan 2015 (Number of shares)	Partnership shares accumulated in 2015 (Number of shares)	Matching shares accumulated in 2015 (Number of shares)	Dividend shares accumulated in 2015 (Number of shares)	Share Incentive Plan awards held in trust at 31 Dec 2015 (Number of shares)
Michael McLintock	2014	106	116	29	4	255
Nic Nicandrou	2010	1,246	117	29	33	1,425
Mike Wells	2015	–	78	19	–	97

Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus)

From August 2014, all Asia-based employees were able to purchase Prudential plc shares up to a value of £5,000 per year from their gross salary through the PruSharePlus. For every two shares bought by the employee, one additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the PruSharePlus together with Matching Shares (awarded on a 1:2 basis) and dividend shares.

	Year of initial grant	PruSharePlus awards held in trust at 1 Jan 2015 (Number of shares)	Purchased shares accumulated in 2015 (Number of shares)	Matching shares accumulated in 2015 (Number of shares)	Dividend shares accumulated in 2015 (Number of shares)	PruSharePlus awards held in trust at 31 December 2015 (Number of shares)
Tony Wilkey*	2014	140	266	133	6	545

* Following his appointment to the Board, Tony Wilkey is no longer eligible to participate in the PSP with effect from the anniversary of his joining the plan.

Dilution

Releases from the Prudential Long Term Incentive Plan and GPSP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2015 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Five highest paid individuals

Of the five individuals with the highest emoluments in 2015, two were directors whose emoluments are disclosed in this report. The aggregate of the emoluments of the other three individuals for 2015 were as follows:

	2015 £000
Base salaries, allowances and benefits in kind	1,378
Pension contributions	270
Performance-related pay	20,793
Total	22,441

Their emoluments were within the following bands:

	Number of five highest paid employees 2015
£5,600,001-£5,700,000	1
£8,000,001-£8,100,000	1
£8,700,001-£8,800,000	1

www.prudential.co.uk Annual Report 2015 Prudential plc 129

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

130 Prudential plc Annual Report 2015 www.prudential.co.uk

Financial statements

132 Index to Group IFRS financial statements 282 Parent company financial statements

284 Notes on the parent company financial statements 292 Statement of directors’ responsibilities in respect of the Annual Report and of the financial statements 293 Independent auditor’s report to the members of Prudential plc only

5

Cha-Ching Our communities

Prudential’s multi-media programme Cha-Ching helps instil ‘money-smart skills’ in children aged seven to 12. Find out more on page 61.

www.prudential.co.uk Annual Report 2015 Prudential plc 131

Index to Group IFRS financial statements

Primary statements

133 Consolidated income statement
134 Consolidated statement of comprehensive income
135 Consolidated statement of changes in equity: 2015
2014
137 Consolidated statement of financial position
139 Consolidated statement of cash flows

Notes to Primary statements

Section A: Background and accounting policies

140 A1 Basis of preparation and exchange rates
140 A2 Adoption of new accounting pronouncements in 2015
A3 Accounting policies
141 A3.1 Accounting policies and use of estimates and judgements
153 A3.2 New accounting pronouncements not yet effective

Section B: Earnings performance

B1 Analysis of performance by segment
155 B1.1 Segment results – profit before tax
156 B1.2 Short-term fluctuations in investment returns on shareholder-backed business
158 B1.3 Determining operating segments and performance measure of operating segments
162 B1.4 Segmental income statement
165 B1.5 Revenue
167 B2 Profit before tax – asset management operations
B3 Acquisition costs and other expenditure
168 B3.1 Staff and employment costs
169 B3.2 Share-based payment
171 B3.3 Key management remuneration
171 B3.4 Fees payable to the auditor
172 B4 Effect of changes and other accounting features on insurance assets and liabilities
173 B5 Tax charge
177 B6 Earnings per share
178 B7 Dividends

Section C: Balance sheet notes

C1 Analysis of Group position by segment and business type
179 C1.1 Group statement of financial position – analysis by segment
184 C1.2 Group statement of financial position – analysis by business type
C2 Analysis of segment position by business type
186 C2.1 Asia insurance operations
187 C2.2 US insurance operations
189 C2.3 UK insurance operations
191 C2.4 Asset management operations
C3 Assets and liabilities – classification and measurement
192 C3.1 Group assets and liabilities – classification
196 C3.2 Group assets and liabilities – measurement
204 C3.3 Debt securities
211 C3.4 Loans portfolio
213 C3.5 Financial instruments – additional information
213 C3.5(a) Market risk
215 C3.5(b) Derivatives and hedging
216 C3.5(c) Derecognition, collateral and offsetting
217 C3.5(d) Impairment of financial assets
C4 Policyholder liabilities and unallocated surplus of with-profits funds
219 C4.1 Movement and duration of liabilities
219 C4.1(a) Group overview
222 C4.1(b) Asia insurance operations
224 C4.1(c) US insurance operations
225 C4.1(d) UK insurance operations
227 C4.2 Products and determining contract liabilities
227 C4.2(a) Asia
228 C4.2(b) US
232 C4.2(c) UK
C5 Intangible assets
236 C5.1 Intangible assets attributable to shareholders
236 C5.1(a) Goodwill attributable to shareholders
237 C5.1(b) Deferred acquisition costs and other intangible assets attributable to shareholders
240 C5.2 Intangible assets attributable to with-profits funds
C6 Borrowings
241 C6.1 Core structural borrowings of shareholder-financed operations
241 C6.2 Other borrowings
242 C6.3 Maturity analysis
C7 Risk and sensitivity analysis
242 C7.1 Group overview
244 C7.2 Asia insurance operations
246 C7.3 US insurance operations
251 C7.4 UK insurance operations
253 C7.5 Asset management and other operations
C8 Tax assets and liabilities
254 C8.1 Deferred tax
255 C8.2 Current tax
255 C9 Defined benefit pension schemes
261 C10 Share capital, share premium and own shares
C11 Capital position statement
262 C11.1 Life assurance business
267 C11.2 Asset management operations – regulatory and other surplus
267 C12 Provisions
268 C13 Property, plant and equipment
269 C14 Investment properties

Section D: Other notes

270 D1 Sale of Japan life business
270 D2 Contingencies and related obligations
272 D3 Post balance sheet events
272 D4 Related party transactions
272 D5 Commitments
272 D6 Investments in subsidiary undertakings, joint ventures and associates

132 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Consolidated income statement

Year ended 31 December	Note	2015 £m	2014 £m
Gross premiums earned		36,663	32,832
Outward reinsurance premiums		(1,157)	(799)
Earned premiums, net of reinsurance	B1.5	35,506	32,033
Investment return	B1.5	3,304	25,787
Other income	B1.5	2,495	2,306
Total revenue, net of reinsurance	B1.4	41,305	60,126
Benefits and claims		(30,547)	(50,736)
Outward reinsurers' share of benefits and claims		1,389	631
Movement in unallocated surplus of with-profits funds		(498)	(64)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(29,656)	(50,169)
Acquisition costs and other expenditure	B3	(8,208)	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(312)	(341)
Disposal of Japan life business:			
Cumulative exchange loss recycled from other comprehensive income	D1	(46)	–
Remeasurement adjustments	D1	–	(13)
Total charges, net of reinsurance	B1.4	(38,222)	(57,275)
Share of profits from joint ventures and associates, net of related tax	D6	238	303
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)**		3,321	3,154
Less tax charge attributable to policyholders' returns		(173)	(540)
Profit before tax attributable to shareholders	B1.1	3,148	2,614
Total tax charge attributable to policyholders and shareholders	B5	(742)	(938)
Adjustment to remove tax charge attributable to policyholders' returns		173	540
Tax charge attributable to shareholders' returns	B5	(569)	(398)
Profit for the year attributable to equity holders of the Company		**2,579**	**2,216**

Earnings per share (in pence)	Note	2015	2014
Based on profit attributable to the equity holders of the Company:	B6		
Basic		101.0p	86.9p
Diluted		100.9p	86.8p

* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

www.prudential.co.uk Annual Report 2015 Prudential plc 133

Consolidated statement of comprehensive income

Year ended 31 December Note 2015 £m 2014 £m

Profit for the year 2,579 2,216

Other comprehensive income:

Items that may be reclassified subsequently to profit or loss

Exchange movements on foreign operations and net investment hedges:

Exchange movements arising during the year A1 68 215

Cumulative exchange loss of Japan life business recycled through profit or loss 46 –

Related tax 4 5

118 220

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:

Net unrealised holding (losses) gains arising during the year(1,256) 1,039

Less: net gains included in the income statement on disposal and impairment(49)(83)

Total C3.3(b)(1,305) 956

Related change in amortisation of deferred acquisition costs C5.1(b) 337(87)

Related tax 339(304)

(629) 565

Total(511) 785

Items that will not be reclassified to profit or loss

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:

Gross 27(12)

Related tax(5) 2

22(10)

Other comprehensive (loss) income for the year, net of related tax(489) 775

Total comprehensive income for the year attributable to the equity holders of the Company 2,090 2,991

134 Prudential plc Annual Report 2015 www.prudential.co.uk

Consolidated statement of changes in equity

		Year ended 31 December 2015 £m							
	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	2,579	–	–	2,579	–	2,579
Other comprehensive income:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	118	–	118	–	118
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(629)	(629)	–	(629)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		–	–	22	–	–	22	–	22
Total other comprehensive income (loss)		–	–	22	118	(629)	(489)	–	(489)
Total comprehensive income for the year		–	–	2,601	118	(629)	2,090	–	2,090
Dividends	B7	–	–	(974)	–	–	(974)	–	(974)
Reserve movements in respect of share-based payments		–	–	39	–	–	39	–	39
Share capital and share premium									
New share capital subscribed	C10	–	7	–	–	–	7	–	7
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(38)	–	–	(38)	–	(38)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	20	–	–	20	–	20
Net increase in equity		–	7	1,648	118	(629)	1,144	–	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812
At end of year		128	1,915	10,436	149	327	12,955	1	12,956

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 135

Consolidated statement of changes in equity continued

	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Shareholders' equity	Non-controlling interests	Total equity
	Year ended 31 December 2014 £m								
Reserves									
Profit for the year		–	–	2,216	–	–	2,216	–	2,216
Other comprehensive income:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	220	–	220	–	220
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	565	565	–	565
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		–	–	(10)	–	–	(10)	–	(10)
Total other comprehensive (loss) income		–	–	(10)	220	565	775	–	775
Total comprehensive income for the year		–	–	2,206	220	565	2,991	–	2,991
Dividends	B7	–	–	(895)	–	–	(895)	–	(895)
Reserve movements in respect of share-based payments		–	–	106	–	–	106	–	106
Share capital and share premium									
New share capital subscribed	C10	–	13	–	–	–	13	–	13
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(48)	–	–	(48)	–	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(6)	–	–	(6)	–	(6)
Net increase in equity		–	13	1,363	220	565	2,161	–	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

136 Prudential plc Annual Report 2015 www.prudential.co.uk

Consolidated statement of financial position

Assets

31	December Note 2015 £m 2014 £m

Intangible assets attributable to shareholders:

Goodwill C5.1(a) 1,463 1,463

Deferred acquisition costs and other intangible assets C5.1(b) 8,422 7,261

Total 9,885 8,724

Intangible assets attributable to with-profits funds:

Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes C5.2(a) 185 186

Deferred acquisition costs and other intangible assets C5.2(b) 50 61

Total 235 247

Total intangible assets 10,120 8,971

Other non-investment and non-cash assets:

Property, plant and equipment C13 1,197 978

Reinsurers’ share of insurance contract liabilities C4.1(a)(iv) 7,903 7,167

Deferred tax assets C8.1 2,819 2,765

Current tax recoverable C8.2 477 117

Accrued investment income C1.1 2,751 2,667

Other debtors C1.1 1,955 1,852

Total 17,102 15,546

Investments of long-term business and other operations:

Investment properties C14 13,422 12,764

Investment in joint ventures and associates accounted for using the equity method D6 1,034 1,017

Financial investments:*

Loans C3.4 12,958 12,841

Equity securities and portfolio holdings in unit trusts 157,453 144,862

Debt securities C3.3 147,671 145,251

Other investments 7,353 7,623

Deposits 12,088 13,096

Total 351,979 337,454

Assets held for sale D1 2 824

Cash and cash equivalents 7,782 6,409

Total assets C1,C3.1 386,985 369,204

*	Included within financial investments are £5,995 million (2014: £4,578 million) of lent securities.

www.prudential.co.uk Annual Report 2015 Prudential plc 137

Consolidated statement of financial position continued

Equity and liabilities

31	December Note 2015 £m 2014 £m

Equity

Shareholders’ equity 12,955 11,811

Non-controlling interests 1 1

Total equity 12,956 11,812

Liabilities

Policyholder liabilities and unallocated surplus of with-profits funds:

Insurance contract liabilities 260,753 250,038

Investment contract liabilities with discretionary participation features 42,959 39,277

Investment contract liabilities without discretionary participation features 18,806 20,224

Unallocated surplus of with-profits funds 13,096 12,450

Total C4.1(a) 335,614 321,989

Core structural borrowings of shareholder-financed operations:

Subordinated debt 4,018 3,320

Other 993 984

Total C6.1 5,011 4,304

Other borrowings:

Operational borrowings attributable to shareholder-financed operations C6.2(a) 1,960 2,263

Borrowings attributable to with-profits operations C6.2(b) 1,332 1,093

Other non-insurance liabilities:

Obligations under funding, securities lending and sale and repurchase agreements 3,765 2,347

Net asset value attributable to unit holders of consolidated unit trusts and similar funds 7,873 7,357

Deferred tax liabilities C8.1 4,010 4,291

Current tax liabilities 325 617

Accruals and deferred income 952 947

Other creditors 4,876 4,262

Provisions C12 604 724

Derivative liabilities C3.5(b) 3,119 2,323

Other liabilities 4,588 4,105

Total 30,112 26,973

Liabilities held for sale D1 – 770

Total liabilities C1,C3.1 374,029 357,392

Total equity and liabilities 386,985 369,204

The consolidated financial statements on pages 133 to 281 were approved by the Board of Directors on 8 March 2016.

They were signed on its behalf:

Paul Manduca Mike Wells Nic Nicandrou

Chairman Group Chief Executive Chief Financial Officer

138 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Consolidated statement of cash flows

Year ended 31 December	Note	2015 £m	2014 £m
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]		3,321	3,154
Non-cash movements in operating assets and liabilities reflected in profit before tax:			
Investments		(6,814)	(30,746)
Other non-investment and non-cash assets		(1,063)	(1,521)
Policyholder liabilities (including unallocated surplus)		6,067	27,292
Other liabilities (including operational borrowings)		1,761	3,797
Interest income and expense and dividend income included in result before tax		(8,726)	(8,315)
Other non-cash items[note (ii)]		234	174
Operating cash items:			
Interest receipts		7,316	7,155
Dividend receipts		1,777	1,559
Tax paid		(1,340)	(721)
Net cash flows from operating activities		2,533	1,828
Cash flows from investing activities			
Purchases of property, plant and equipment	C13	(256)	(172)
Proceeds from disposal of property, plant and equipment		30	10
Acquisition of subsidiaries and intangibles		(286)	(535)
Sale of businesses		43	152
Net cash flows from investing activities		(469)	(545)
Cash flows from financing activities			
Structural borrowings of the Group:			
Shareholder-financed operations:[note (iii)]	C6.1		
Issue of subordinated debt, net of costs		590	–
Redemption of subordinated debt		–	(445)
Interest paid		(288)	(330)
With-profits operations:[note (iv)]	C6.2		
Interest paid		(9)	(9)
Equity capital:			
Issues of ordinary share capital		7	13
Dividends paid		(974)	(895)
Net cash flows from financing activities		(674)	(1,666)
Net increase (decrease) in cash and cash equivalents		1,390	(383)
Cash and cash equivalents at beginning of year		6,409	6,785
Effect of exchange rate changes on cash and cash equivalents		(17)	7
Cash and cash equivalents at end of year		7,782	6,409

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax.
(iii) Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(iv) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

www.prudential.co.uk
Annual Report 2015 Prudential plc 139

A: Background and accounting policies

A1: Basis of preparation and exchange rates

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2015, there were no unendorsed standards effective for the two years ended 31 December 2015 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group. The parent company statement of financial position prepared in accordance with the UK Generally Accepted Accounting Practice (including Financial Reporting Standard 101 Reduced Disclosure Framework) is presented on page 282.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2014.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2015	Average rate for 2015	Closing rate at 31 Dec 2014	Average rate for 2014
Local currency: £				
Hong Kong	11.42	11.85	12.09	12.78
Indonesia	20,317.71	20,476.93	19,311.31	19,538.56
Malaysia	6.33	5.97	5.45	5.39
Singapore	2.09	2.10	2.07	2.09
China	9.57	9.61	9.67	10.15
India	97.51	98.08	98.42	100.53
Vietnam	33,140.64	33,509.21	33,348.46	34,924.62
Thailand	53.04	52.38	51.30	53.51
US	1.47	1.53	1.56	1.65

Certain notes to the financial statements present 2014 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The exchange movement arising during 2015 recognised in other comprehensive income is:

	2015 £m	2014 £m
Asia operations*	(5)	109
US operations	238	243
Unallocated to a segment (central funds)†	(119)	(137)
	114	215

* Includes cumulative exchange loss of Japan life business of £46 million.
† The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.

A2: Adoption of new accounting pronouncements in 2015

The Group has adopted the annual improvements to the IFRS's 2011-2013 cycle which were effective in 2015.

Except for a change to the presentation of the Prudential Capital business as a separate reporting segment, as described in note B1.3, consideration of these improvements has had no impact on the financial statements of the Group.

140 Prudential plc Annual Report 2015 www.prudential.co.uk

A3: Accounting policies

A3.1 Accounting policies and use of estimates and judgements

This note provides detailed accounting policies adopted by the Group to prepare the consolidated financial statements. These accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

a Critical accounting policies, accounting estimates and judgements

Prudential believes that its critical accounting policies are limited to those referenced in the table below:

Critical accounting policies	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities and unallocated surplus of with-profits fund	A3.1(d)
Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(j)(v)
Presentation of results before tax	A3.1(k)
Segmental analysis of results and earnings distributable to shareholders	A3.1(m)

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. The table below sets out items that require the Group to make critical estimates and judgements in applying the relevant accounting policy:

Critical accounting estimates and assumptions	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d)
Measurement of deferred acquisition costs	A3.1(f)
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment relating to financial assets	A3.1(j)(iii)

b Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.

i Subsidiaries

Subsidiaries are those investees which the Group controls. The vast majority of the Group's subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below:

The Group's insurance operations invest in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group holds equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:

- The Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership's operation;
- The Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent; and
- The Group has the current ability to join together with other partners to direct the activities of the partnership.

The Group performs a reassessment of consolidation whenever there is a change in the substance of the relationship between the Group and a limited partnership. Where the Group is deemed to control a limited partnership, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in a limited partnership, with no control over their associated general partners, the investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The limited partnerships consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the 'Partnerships Act'). Certain of these limited partnerships have taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statements requirements under regulations 4 to 6, on the basis that these limited partnerships are dealt with on a consolidated basis in these financial statements.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 141

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued ii Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group’s share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence, but it does not control. Generally it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of the entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group’s insurance or investment funds including venture capital business or mutual funds or unit trusts, which as allowed by IAS 28, ‘Investments in Associates and Joint Ventures’, are carried at fair value through profit or loss.

iii Structured entities

Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i), the Group as part of its business strategy invests in structured entities such as Open-Ended Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateralised debt obligations, mortgage-backed securities, and similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in OEICs and UTs, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:

— The entity is managed by the Group’s asset manager and the Group holds a significant investment in the entity; and

— Where the entity is managed by an asset manager outside the Group, Prudential has existing rights that gives it the ability to direct the current activities of the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of OEICs and UTs where it considers it has such ability.

For an entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.

For those entities managed by the Group’s asset managers, it is generally presumed that the Group is exposed to, or has rights to, variable returns from an entity and has ability to use its power to affect its own returns where the Group’s holding is greater than 50 per cent and is deemed to have no significant influence over an entity for holdings less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case-by-case basis. For these entities, the following circumstances may indicate that the Group controls an entity:

— The Group has power over the relevant activities of the entity; and

— The exposure, or rights, to variable returns (including administrative and performance fees earned by the Group’s asset manager) from the entity is higher than the Group’s interest.

Where the Group is deemed to control these entities they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Where the Group’s asset manager sets up the OEICs and UTs as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with OEICs and UTs. For these open-ended investment companies and unit trusts, the Group is not deemed to control the entities but to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

142 Prudential plc Annual Report 2015 www.prudential.co.uk

Jackson's separate account assets

Jackson offers variable contracts that invest contract holders' premiums, at the contract holders' direction, in investment vehicles ('Separate Accounts') that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholders' economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders' interest and are responsible for any decision making that impacts contract holders' interest and governs the operational activities of the entities' advisers, including asset managers managing the investment vehicles. Accordingly, the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	2015 £m			2014 £m		
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items						
Equity securities and portfolio holdings in unit trusts	12,945	91,022	–	12,690	81,741	–
Debt securities	–	–	11,735	–	–	12,715
Total	12,945	91,022	11,735	12,690	81,741	12,715

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2015, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

c Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred to the Group then it is classified as an insurance contract. Contracts that transfer financial risk to the Group but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

a That are likely to be a significant portion of the total contract benefits;
b Whose amount or timing is contractually at the discretion of the insurer; and
c That are contractually based on asset or fund performance, as discussed in IFRS 4.

Business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
Asia	— With-profits contracts — Non-participating term contracts — Whole life contracts — Unit-linked policies — Accident and health policies	— Minor amounts for a number of small categories of business
US	— Variable annuity contracts — Fixed annuity contracts — Life insurance contracts	— Guaranteed investment contracts (GICs) — Minor amounts of 'annuity certain' contracts
UK	— With-profits contracts — Bulk and individual annuity business — Non-participating term contracts	— Certain unit-linked savings and similar contracts

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 143

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued d Measurement of policyholder liabilities and unallocated surplus of with-profits funds

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described in note A3.1(c) above.

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds which were measured under FRS 27 as discussed below, the modified statutory basis of reporting as set in the Statement of Recommended Practice issued by Association of British Insurers (ABI SORP) was adopted by the Group on first time adoption of IFRS in 2005. FRS 27 and the ABI SORP were withdrawn in the UK for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the terms ‘FRS 27’ and the ‘ABI SORP’ refer to the requirements of these pronouncements prior to their withdrawal. For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IAS 18, ‘Revenue’, applies.

For with-profits funds, as the shareholders’ participation in the cost of bonuses arises only on distribution, the Group has elected to account for the unallocated surplus of UK regulated with-profits funds as a liability with no allocation to equity.

The policy of measuring contract liabilities at business unit level is noted below. Additional details are discussed in note C4.2.

i Insurance contracts

Asia insurance operations

The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature.

For the operations in India, Taiwan and, up until 2015, Japan, the local GAAP is not appropriate as a starting point in the context of the modified statutory basis, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.

While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK operations with the same features.

US insurance operations

In accordance with the modified statutory basis, the policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked-in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For other policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in note A3.1(f) below.

UK insurance operations

The UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27 ‘Life Assurance’ that requires liabilities to be calculated as the realistic basis liabilities. The realistic basis liabilities are measured by reference to the PRA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

— A with-profits benefits reserve; plus

— Future policy related liabilities; plus

— The realistic current liabilities of the fund.

The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to refiect future policyholder benefits and other outgoings. Asset shares broadly refiect the policyholders’ share of the with-profits fund assets attributable to their policies.

The future policy-related liabilities must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The Peak 2 basis realistic liabilities for with-profits business currently include the element for the shareholders’ share of the future cost of bonuses consistent with the contract asset shares. For accounting purposes under FRS 27, this latter item is not shown as part of contract liabilities. This is because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Instead, the shareholders’ share of future costs of bonuses is included within the liabilities for unallocated surplus.

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to refiect actual experience.

144 Prudential plc Annual Report 2015 www.prudential.co.uk

ii Investment contracts with discretionary participation features
For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts.

iii Investment contracts without discretionary participation features
The measurement of investment contracts without discretionary participation features is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offer investment management services, require the application of IAS 18 for the revenue attached to these services. Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability.

Those investment contracts without fixed and guaranteed terms are designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

iv Unallocated surplus of with-profits funds
Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

e Reinsurance
The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.
The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

f Deferred acquisition costs for insurance contracts
Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic PRA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs. In general, this deferral is presentationally shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Asia and US insurance operations. The deferred acquisition costs for US and some Asia operations are determined with reference to US GAAP principles.

Asia insurance operations
For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 145

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued

US insurance operations

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group applies FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ and capitalises only those incremental costs directly relating to successfully acquiring a contract.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business, a key assumption is the long-term investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the assumed long-term level of returns from the separate accounts is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital.

Further details are discussed in note C5.1(b).

As permitted by IFRS 4, Jackson uses shadow accounting to make adjustments to the deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK insurance operations

For UK regulated with-profits funds where the Prudential Regulation Authority (PRA) realistic regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and Group annuity business where the deferral of acquisition costs is negligible.

g Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

h Earned premiums, policy fees and claims paid

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.

i Investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/ depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments.

Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

146 Prudential plc Annual Report 2015 www.prudential.co.uk

j Financial investments other than instruments classified as long-term business contracts i Investment classification

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

— Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;

— Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset;

— Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and

— Loans and receivables – except for those designated as at fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

ii Use of fair value

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.2. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Determining the fair value of financial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management’s judgement. If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques.

The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

Financial investments measured at fair value are classified into a three level hierarchy as described in note C3.2(b).

www.prudential.co.uk Annual Report 2015 Prudential plc 147

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued iii Determining impairment in relation to financial assets

Available-for-sale securities

The majority of Jackson’s debt securities portfolio are accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example:

Determining factors Consideration of evidence of impairment

Whether the decline of the A substantial decline in fair value might be indicative of a credit loss event that would lead to financial investment’s fair value a measurable decrease in the estimated future cash flows.

is substantial

The impact of the duration of the The duration of a security to maturity helps to inform whether assessments of estimated future security on the calculation of the cash flows that are higher than market value are reasonable.

revised estimated cash flows

The duration and extent to which This factor provides an indication of how the contractual cash flows and effective interest rate of a the amortised cost exceeds fair financial asset compares with the implicit market estimate of cash flows and the risk attaching to a ‘fair value value’ measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

The financial condition and These factors and other observable conditions may indicate that an investment is impaired.

prospects of the issuer

If a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements unless impaired in the accounting period being included in other comprehensive income.

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in note C3.5(d).

Assets held at amortised cost

Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit or loss, as these loan portfolios are managed and evaluated on a fair value basis.

Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements.

148 Prudential plc Annual Report 2015 www.prudential.co.uk

Reversal of impairment loss
If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

iv Derivatives and hedge accounting
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group may designate certain derivatives as hedges.

For hedges of net investments in foreign operations, the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges is recognised in other comprehensive income. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument is recognised directly within the other comprehensive income of the foreign operation.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2015 and 2014.

All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For UK with-profits funds the derivative programme is used for the purposes of efficient portfolio management or reduction in investment risk.

For shareholder-backed UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held.

For Jackson, an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group's financial reporting are described in note B1.2.

v Measurement and presentation of derivatives and debt securities of US insurance operations
The policies for these items are significant factors in contributing to the volatility of the income statement result and shareholders' equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

For derivative instruments of Jackson that are entered into to mitigate economic exposures, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

- IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;
- The high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;
- The difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;
- The complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally
- Whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Taking account of these considerations, the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 **Prudential plc** 149

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued vi Embedded derivatives

Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. For Jackson’s ‘not for life’ Guaranteed Minimum Withdrawal Benefit and Fixed Index Annuity reserves the determination of fair value requires assumptions regarding future mix of Separate Account assets, equity volatility levels, and policyholder behaviour.

In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson’s life assurance contracts are provided in note C4.2.

vii Securities lending and reverse repurchase agreements

The Group is party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

The Group is also party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position.

viii Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

ix Financial liabilities designated at fair value through profit or loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit or loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

k Presentation of results before tax

The total tax charge for the Group reflects tax that, in addition to relating to shareholders’ profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

l Segments

Under IFRS 8 ‘Operating Segments’, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group’s chief operating decision maker.

The operating segments identified by the Group reflect the Group’s organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

The products of the insurance operations contain both significant and insignificant levels of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group’s insurance operations. Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an adviser, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.

Further information on the Group’s operating segments is provided in note B1.3.

150 Prudential plc Annual Report 2015 www.prudential.co.uk

m Segmental analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note B1.3.

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit or loss.

The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. The effects of short-term fluctuations include asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.2.

Short-term fluctuations in investment returns on assets held by with-profits fund, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

n Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

o Investment properties

Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors valuation standards. Each property is externally valued at least once every three years. Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

p Pension schemes

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company, support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.

The Group utilises the projected unit credit method to calculate the defined benefit obligation. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes include several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension surplus or deficit recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel and the net interest on the net defined benefit liability (asset) at the start of the period, is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.

Contributions to the Group’s defined contribution schemes are expensed when due.

q Share-based payments and related movements in own shares

The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

www.prudential.co.uk Annual Report 2015 Prudential plc 151

A: Background and accounting policies continued

A3: Accounting policies continued

A3.1 Accounting policies and use of estimates and judgements continued r Tax

Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on management’s estimate and judgement of the likely amount of the liability, or recovery.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, such as the UK, life insurance companies are taxed on both their shareholders’ profits and on their policyholders’ insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group’s consolidated income statement, they are presented separately in the consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

s Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Income and expenses of acquired entities are included in the income statement from the date of acquisition.

Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

t Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash-generating units.

u Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in notes A3.1(d) and A3.1(f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight-line method is applied. Amortisation of intangible assets is charged to the ‘acquisition costs and other expenditure’ line in the consolidated income statement.

v Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

w Shareholders’ dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

x Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

152 Prudential plc Annual Report 2015 www.prudential.co.uk

y Foreign exchange
The Group's consolidated financial statements are presented in pounds sterling, the Group's presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.

Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Foreign currency transactions are translated at the spot rate prevailing at the time.

z Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and OEICs, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

A3.2 New accounting pronouncements not yet effective
The following standards, interpretations and amendments have been issued but are not yet effective in 2015, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group's financial statements are discussed.

Accounting pronouncements endorsed by the EU but not yet effective
Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)
The amendments published in May 2014 provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Group has assessed the impact of the amendments and determined that they are not likely to have a significant impact on the Group's financial statements.

Annual improvements to IFRSs – 2012-2014 Cycle
The annual improvements 2012-2014 Cycle include minor changes to four IFRSs, and is effective for annual periods beginning on or after 1 January 2016. The Group is assessing the impact of these amendments but they are not expected to have a significant impact on the Group's financial statements.

Accounting pronouncements not yet endorsed by the EU
Amendments to IAS 1 Disclosure Initiative
In December 2014, the IASB published 'Disclosure Initiative (Amendments to IAS 1)'. The amendments aim at clarifying, rather than significantly changing, IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendments are effective for annual periods beginning on or after 1 January 2016 and clarify materiality requirements, aggregation of specific line items in the financial statements and ordering of the notes. We have reviewed the amendments and do not envisage any significant change.

IFRS 15 'Revenue from Contracts with Customers'
This standard effective for annual periods beginning on or after 1 January 2018, provides a single framework to recognise revenue from contracts with different characteristics and overrides the framework provided for such contracts in other standards. The contracts excluded from the scope of this standard include:

— Lease contracts within the scope of IAS 17 'Leases';
— Insurance contracts within the scope of IFRS 4 'Insurance Contracts'; and
— Financial instruments within the scope of IAS 39 'Financial Instruments'.

As a result of the scope exclusion above, this standard is of particular relevance only to the revenue recognition of the Group's asset management contracts and the measurement of the Group's investment contracts that do not contain discretionary participating features where the contracts include an investment management element. The Group is assessing the impact of this standard but it is not expected to have a significant impact on the Group's financial statements.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 153

A: Background and accounting policies continued

A3: Accounting policies continued

A3.2 New accounting pronouncements not yet effective continued IFRS 16 ‘Leases’

In January 2016, the IASB published a new standard, IFRS 16 ‘Leases’. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after

1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied. The Group is assessing the impact of this standard.

IFRS 9 ‘Financial instruments: Classification and Measurement’

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. In December 2015, the IASB published for consultation an exposure draft of proposed amendments to IFRS 4 to address the temporary consequences of the different effective dates of IFRS 9 and the new insurance contracts standard. The proposals in the exposure draft includes an optional temporary exemption from applying IFRS 9 that would be available to companies whose predominant activity is to issue insurance contracts. Such a deferral would be available until the new Insurance Contracts Standard comes into effect (but it could not be used after 1 January 2021). The comment period closed on 8 February 2016.

This standard replaces the existing IAS 39 ‘Financial Instruments – Recognition and Measurement’, and will affect:

— The classification and the measurement of financial assets and liabilities.

Under IFRS 9, financial assets are classified under one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on their contractual cash flow characteristics and/or the business model in which they are held. The existing amortised cost measurement for financial liabilities is largely maintained under IFRS 9 but for financial liabilities designated at FVTPL, changes in fair value due to changes in entity’s own credit risk are to be recognised in other comprehensive income;

— The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI. A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model; and

— The hedge accounting requirements which are more closely aligned with the risk management activities of the Company.

The Group is assessing the impact of this standard in conjunction with the requirements of the IASB’s proposals for insurance contracts accounting as they are developed to a final standard. The adoption of the requirements of IFRS 9 may result in reclassification of certain of the Group’s financial assets and hence lead to a change in the measurement of these instruments or the performance reporting of value movements. In addition, for any investments classified as FVOCI, as noted above, the impairment provisioning approach is altered from the current IAS 39 approach. The Group does not currently apply hedge accounting for most of its derivative programmes but will reconsider its approach in light of new requirements under the standard on adoption.

154 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

B: Earnings performance

B1: Analysis of performance by segment

B1.1 Segment results – profit before tax

	Note	2015 £m	2014 £m AER note (vii)	2014 £m CER note (vii)	% 2015 vs 2014 AER note (vii)	% 2015 vs 2014 CER note (vii)
Asia operations						
Asia insurance operations		1,209	1,050	1,040	15%	16%
Eastspring Investments		115	90	91	28%	26%
Total Asia operations		1,324	1,140	1,131	16%	17%
US operations						
Jackson (US insurance operations)		1,691	1,431	1,543	18%	10%
Broker-dealer and asset management		11	12	13	(8)%	(15)%
Total US operations		1,702	1,443	1,556	18%	9%
UK operations						
UK insurance operations:	B4(b)					
Long-term business*		1,167	729	729	60%	60%
General insurance commission[note (i)]		28	24	24	17%	17%
Total UK insurance operations		1,195	753	753	59%	59%
M&G		442	446	446	(1)%	(1)%
Prudential Capital		19	42	42	(55)%	(55)%
Total UK operations		1,656	1,241	1,241	33%	33%
Total segment profit		4,682	3,824	3,928	22%	19%
Other income and expenditure						
Investment return and other income		14	15	15	(7)%	(7)%
Interest payable on core structural borrowings		(312)	(341)	(341)	9%	9%
Corporate expenditure[note (ii)]		(319)	(293)	(293)	(9)%	(9)%
Total		(617)	(619)	(619)	0%	0%
Solvency II implementation costs		(43)	(28)	(28)	(54)%	(54)%
Restructuring costs[note (iii)]		(15)	(14)	(14)	(7)%	(7)%
Results of the sold PruHealth and PruProtect businesses*		–	23	23	n/a	n/a
Operating profit based on longer-term investment returns		4,007	3,186	3,290	26%	22%
Short-term fluctuations in investment returns on shareholder-backed business	B12	(737)	(574)	(650)	(28)%	(13)%
Amortisation of acquisition accounting adjustments[note (iv)]		(76)	(79)	(85)	4%	11%
Gain on sale of PruHealth and PruProtect businesses[note (v)]		–	86	86	n/a	n/a
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	–	–	n/a	n/a
Costs of domestication of Hong Kong branch[note (vi)]	D2	–	(5)	(5)	n/a	n/a
Profit before tax attributable to shareholders		3,148	2,614	2,636	20%	19%

Basic earnings per share (in pence)	Note	2015	2014 AER note (vii)	2014 CER note (vii)	% 2015 vs 2014 AER note (vii)	% 2015 vs 2014 CER note (vii)
	B6					
Based on operating profit based on longer-term investment returns		125.8p	96.6p	99.5p	30%	26%
Based on profit for the year		101.0p	86.9p	87.9p	16%	15%

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Notes

(i) The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.
(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv) Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(v) In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(vi) On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.
(vii) For definitions of AER and CER refer to note A1.

www.prudential.co.uk
Annual Report 2015 Prudential plc 155

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2015 £m	2014 £m
Insurance operations:		
Asia[note (i)]	(119)	178
US[note (ii)]	(424)	(1,103)
UK[note (iii)]	(120)	464
Other operations[note (iv)]	(74)	(113)
Total	(737)	(574)

Notes

(i) Asia insurance operations

In Asia, the negative short-term fluctuations of £(119) million (2014: positive £178 million) primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year.

(ii) US insurance operations

The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £93 million as shown in note C5.1(b) (2014: £653 million) and comprise amounts in respect of the following items:

	2015 £m	2014 £m
Net equity hedge result[note (a)]	(504)	(1,574)
Other than equity-related derivatives[note (b)]	29	391
Debt securities[note (c)]	1	47
Equity-type investments: actual less longer-term return	19	16
Other items	31	17
Total	(424)	(1,103)

Notes

(a) Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

- The accounting value movements on the variable and fixed index annuity guarantee liabilities;
- Adjustments in respect of fee assessments and claim payments;
- Fair value movements on free standing equity derivatives; and
- Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

- The Guaranteed Minimum Death Benefit (GMDB), and the 'for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that is substantially less sensitive to the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
- The 'not for life' portion of GMWB embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

- The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' GAAP;
- The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
- Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b) Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

- Fair value movements on free standing, other than equity-related derivatives;
- Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
- Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

- The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
- Fair value movements on Jackson's debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
- The mixed measurement model that applies for the GMIB and its reinsurance.

156 Prudential plc Annual Report 2015 www.prudential.co.uk

(c) Short-term fluctuations related to debt securities 2015 £m 2014 £m Short-term fluctuations relating to debt securities Credits (charges) in the year: Losses on sales of impaired and deteriorating bonds (54) (5) Bond write downs (37) (4) Recoveries/reversals 18 19 Total charges (credits) in the year (73) 10 Less: Risk margin allowance deducted from operating profit based on longer-term investment returns note 83 78 10 88 Interest-related realised gains: Arising in the year 102 63 Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns (108) (87) (6) (24) Related amortisation of deferred acquisition costs (3) (17) Total short-term fluctuations related to debt securities 1 47 Note The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2015 is based on an average annual risk margin reserve of 23 basis points (2014: 24 basis points) on average book values of US$54.6 billion (2014: US$54.5 billion) as shown below: 2015 2014 Average Average book Annual book Annual value RMR expected loss value RMR expected loss Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities) US$m % US$m £m US$m % US$m £m A3 or higher 28,185 0.13 (37) (24) 27,912 0.12 (34) (21) Baa1, 2 or 3 24,768 0.25 (62) (40) 24,714 0.25 (62) (38) Ba1, 2 or 3 1,257 1.17 (15) (10) 1,390 1.23 (17) (10) B1, 2 or 3 388 3.08 (12) (8) 385 3.04 (12) (7) Below B3 35 3.70 (1) (1) 92 3.70 (4) (2) Total 54,633 0.23 (127) (83) 54,493 0.24 (129) (78) Related amortisation of deferred acquisition costs (see below) 24 16 25 15 Risk margin reserve charge to operating profit for longer-term credit related losses (103) (67) (104) (63) Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs. In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge for unrealised losses on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £(968) million (2014: net unrealised gains of £869 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b). (iii) UK insurance operations The negative short-term fluctuations in investment returns for UK insurance operations of £(120) million (2014: positive £464 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the rise in bond yields since the end of 2014. (iv) Other The negative short-term fluctuations in investment returns for other operations of £(74) million (2014: negative £(113) million) include unrealised value movements on investments and foreign exchange items. (v) Default losses The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2015 or 2014.

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 157

B: Earnings performance continued B1: Analysis of performance by segment continued B1.3 Determining operating segments and performance measure of operating segments Operating segments The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows: Insurance operations: Asset management operations: — Asia — Eastspring Investments — US (Jackson) — US broker-dealer and asset management — UK — M&G — Prudential Capital The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

— Short-term fluctuations in investment returns on shareholder-backed business*;

— Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;

— Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;

— The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015. See note D1 for further details; and

— The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

* Including the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below.

Determination of operating profit based on longer-term investment return for investment and liability movements: a General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii) Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii) US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv) Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

158 Prudential plc Annual Report 2015 www.prudential.co.uk

(v)	Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

— Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

— The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £567 million (2014: £467 million).

Equity type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

b Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii) Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 (EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 159

B: Earnings performance continued B1: Analysis of performance by segment continued B1.3 Determining operating segments and performance measure of operating segments continued Equity-type securities For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £840 million as at 31 December 2015 (2014: £932 million). The rates of return applied in the years 2015 and 2014 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above. c US Insurance operations (i) Separate account business For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets. (ii) US variable and fixed index annuity business The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii): — Fair value movements for equity-based derivatives; — Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below); — Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements; — A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and — Related amortisation of deferred acquisition costs for each of the above items. Embedded derivatives for variable annuity guarantee minimum income benefit The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns. (iii) Other derivative value movements The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives. (iv) Other US shareholder-financed business Debt securities Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2. 160 Prudential plc Annual Report 2015 www.prudential.co.uk

Equity-type securities As at 31 December 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (2014: £1,094 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows: 2015 2014 Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds 5.7% to 6.4% 6.2% to 6.7% Other equity-type securities such as investments in limited partnerships and private equity funds 7.7% to 8.4% 8.2% to 8.7% d UK Insurance operations (i) Shareholder-backed annuity business For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns. The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’: — The impact on credit risk provisioning of actual upgrades and downgrades during the period; — Credit experience compared to assumptions; and — Short-term value movements on assets backing the capital of the business. Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark. (ii) Non-linked shareholder-financed business For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest-related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge. e Fund management and other non-insurance businesses For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 161

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.4 Segmental income statement

	2015 £m									
	Insurance operations			Asset management						
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations) note (iii)	Group total
Gross premiums earned	10,814	16,887	8,962	–	–	–	–	36,663	–	36,663
Outward reinsurance premiums	(364)	(320)	(473)	–	–	–	–	(1,157)	–	(1,157)
Earned premiums, net of reinsurance	10,450	16,567	8,489	–	–	–	–	35,506	–	35,506
Investment return note (ii)	(299)	(782)	4,372	10	35	(7)	3	3,332	(28)	3,304
Other income	64	–	374	1,227	19	850	349	2,883	(388)	2,495
Total revenue, net of reinsurance	10,215	15,785	13,235	1,237	54	843	352	41,721	(416)	41,305
Benefits and claims	(6,580)	(13,345)	(10,610)	–	–	–	–	(30,535)	(12)	(30,547)
Outward reinsurers' share of benefits and claims	367	316	694	–	–	–	–	1,377	12	1,389
Movement in unallocated surplus of with-profits funds	(330)	–	(168)	–	–	–	–	(498)	–	(498)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,543)	(13,029)	(10,084)	–	–	–	–	(29,656)	–	(29,656)
Acquisition costs and other operating expenditure B3	(2,651)	(1,544)	(2,025)	(810)	(82)	(832)	(278)	(8,222)	14	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	–	(17)	–	–	(30)	(282)	(312)
Disposal of Japan life business: Cumulative loss exchange loss recycled from other comprehensive income	(46)	–	–	–	–	–	–	(46)	–	(46)
Total charges, net of reinsurance	(9,240)	(14,586)	(12,109)	(810)	(99)	(832)	(278)	(37,954)	(268)	(38,222)
Share of profit from joint ventures and associates, net of related tax	130	–	53	14	–	–	41	238	–	238
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)* note (i)	1,105	1,199	1,179	441	(45)	11	115	4,005	(684)	3,321
Tax charge attributable to policyholders' returns	(69)	–	(104)	–	–	–	–	(173)	–	(173)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

162 Prudential plc Annual Report 2015 www.prudential.co.uk

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2015 £m									
	Insurance operations			Asset management						
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,209	1,691	1,195	442	19	11	115	4,682	(675)	4,007
Short-term fluctuations in investment returns on shareholder-backed business	(119)	(424)	(120)	(1)	(64)	–	–	(728)	(9)	(737)
Amortisation of acquisition accounting adjustments	(8)	(68)	–	–	–	–	–	(76)	–	(76)
Cumulative exchange loss on the sold Japan life business	(46)	–	–	–	–	–	–	(46)	–	(46)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 163

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.4 Segmental income statement continued

	2014 £m									
	Insurance operations			Asset management						
	Asia	US	UK*	M&G	Prudential Capital	US	Eastspring Investments	Total segment note (iii)	Unallocated to a segment (central operations)	Group total
Gross premiums earned	11,193	15,654	7,358	–	–	–	–	34,205	(1,373)	32,832
Outward reinsurance premiums	(311)	(265)	(1,596)	–	–	–	–	(2,172)	1,373	(799)
Earned premiums, net of reinsurance	10,882	15,389	5,762	–	–	–	–	32,033	–	32,033
Investment return[note (ii)]	3,888	5,438	16,447	5	99	(2)	3	25,878	(91)	25,787
Other income	49	(2)	240	1,279	12	808	307	2,693	(387)	2,306
Total revenue, net of reinsurance	14,819	20,825	22,449	1,284	111	806	310	60,604	(478)	60,126
Benefits and claims	(11,521)	(19,788)	(20,880)	–	–	–	–	(52,189)	1,453	(50,736)
Outward reinsurers' share of benefits and claims	254	27	1,803	–	–	–	–	2,084	(1,453)	631
Movement in unallocated surplus of with-profits funds	20	–	(84)	–	–	–	–	(64)	–	(64)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,247)	(19,761)	(19,161)	–	–	–	–	(50,169)	–	(50,169)
Acquisition costs and other operating expenditure[B3]	(2,367)	(795)	(1,660)	(843)	(77)	(794)	(249)	(6,785)	33	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(12)	–	–	(17)	–	–	(29)	(312)	(341)
Remeasurement of carrying value of Japan life business classified as held for sale	(13)	–	–	–	–	–	–	(13)	–	(13)
Total charges, net of reinsurance	(13,627)	(20,568)	(20,821)	(843)	(94)	(794)	(249)	(56,996)	(279)	(57,275)
Share of profit from joint ventures and associates, net of related tax	133	–	128	13	–	–	29	303	–	303
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	1,325	257	1,756	454	17	12	90	3,911	(757)	3,154
Tax charge attributable to policyholders' returns	(105)	–	(435)	–	–	–	–	(540)	–	(540)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614

164 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2014 £m									
	Insurance operations			Asset management						
	Asia	US	UK*	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,050	1,431	776	446	42	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	8	(25)	–	–	(478)	(96)	(574)
Amortisation of acquisition accounting adjustments	(8)	(71)	–	–	–	–	–	(79)	–	(79)
Gain on sale of PruHealth and PruProtect	–	–	86	–	–	–	–	86	–	86
Costs of domestication of Hong Kong branch	–	–	(5)	–	–	–	–	(5)	–	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614

* Includes the results of the sold PruHealth and PruProtect businesses.

Notes

(i) This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii) Investment return principally comprises:
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit or loss under IAS 39; and
- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii) In addition to the results of the central operations, unallocated to a segment includes intra-group eliminations. This column includes the elimination of the intra-group reinsurance contract between the UK with-profits and Asia with-profits operations.

B1.5 Revenue

	2015 £m	2014 £m
Long-term business premiums		
Insurance contract premiums	33,618	29,973
Investment contracts with discretionary participation feature premiums	2,839	2,637
Inwards reinsurance premiums	206	222
Less: reinsurance premiums ceded	(1,157)	(799)
Earned premiums, net of reinsurance [note (iv)]	35,506	32,033
Investment return		
Realised and unrealised (losses) and gains on securities at fair value through profit or loss	(4,572)	16,532
Realised and unrealised (losses) and gains on derivatives at fair value through profit or loss	(1,701)	142
Realised gains on available-for-sale securities, previously recognised in other comprehensive income*	49	84
Realised losses on loans	(50)	(61)
Interest [notes (i),(ii)]	7,018	6,802
Dividends	1,791	1,559
Other investment return	769	729
Investment return	3,304	25,787
Fee income from investment contract business and asset management [notes (iii),(iv)]	2,495	2,306
Total revenue	41,305	60,126

* Including impairment.

www.prudential.co.uk
Annual Report 2015 Prudential plc 165

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.5 Revenue continued

Notes

(i) The segmental analysis of interest income is as follows:

	£m								
	Insurance operations			Asset management operations				Unallocated to a segment (central operations)	Total
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments		
2015	743	1,921	4,240	18	107	–	2	(13)	7,018
2014	777	1,857	4,053	–	101	–	2	12	6,802

(ii) Interest income includes £3 million (2014: £3 million) accrued in respect of impaired securities.

(iii) Fee income includes £19 million (2014: £23 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.

(iv) The following table provides additional segmental analysis of revenue from external customers:

	2015 £m					2014 £m				
	Asia	US	UK	Intra-group	Total	Asia	US	UK	Intra-group	Total
Revenue from external customers:										
Insurance operations	10,514	16,567	8,863	–	35,944	9,558	15,387	7,375	–	32,320
Asset management	349	850	1,246	(487)	1,958	307	808	1,291	(449)	1,957
Unallocated corporate	–	–	99	–	99	–	–	62	–	62
Intra-group revenue*	(178)	(90)	(219)	487	–	(146)	(84)	(219)	449	–
Total revenue from external customers	10,685	17,327	9,989	–	38,001	9,719	16,111	8,509	–	34,339

* Eliminated on consolidation.

Revenue from external customers comprises:

	2015 £m	2014 £m
Earned premiums, net of reinsurance	35,506	32,033
Fee income from investment contract business and asset management (presented as 'Other income')	2,495	2,306
Total revenue from external customers	38,001	34,339

The asset management operations, M&G, Prudential Capital, Eastspring Investments and US asset management provide services to the Group insurance operations. Intra-group fees included within asset management revenue were earned by the following asset management segments:

	2015 £m	2014 £m
Intra-group revenue generated by:		
M&G	194	208
PruCap	25	11
US broker-dealer and asset management	90	84
Eastspring Investments	178	146
Total intra-group fees included within asset management segment	487	449

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £364 million, £320 million, and £473 million respectively (2014: £311 million, £265 million and £223 million respectively). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £3,836 million (2014: Hong Kong £2,554 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

166 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

B2: Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2015 £m					2014 £m
	M&G	Prudential Capital	US	Eastspring Investments	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,237	54	321	352	1,964	2,008
NPH broker-dealer fees[note (i)]	–	–	522	–	522	503
Gross revenue	1,237	54	843	352	2,486	2,511
Charges (excluding NPH broker-dealer fees)	(810)	(99)	(310)	(278)	(1,497)	(1,477)
NPH broker-dealer fees[note (i)]	–	–	(522)	–	(522)	(503)
Gross charges	(810)	(99)	(832)	(278)	(2,019)	(1,980)
Share of profit from joint ventures and associates, net of related tax	14	–	–	41	55	42
Profit before tax	441	(45)	11	115	522	573
Comprising:						
Operating profit based on longer-term investment returns[note (ii)]	442	19	11	115	587	590
Short-term fluctuations in investment returns	(1)	(64)	–	–	(65)	(17)
Profit before tax	441	(45)	11	115	522	573

Notes

(i) The segment revenue of the Group's asset management operations includes:
NPH broker-dealer fees which represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	2015 £m	2014 £m
Asset management fee income	934	953
Other income	5	1
Staff costs	(293)	(351)
Other costs	(240)	(203)
Underlying profit before performance-related fees	406	400
Share of associate results	14	13
Performance-related fees	22	33
Total M&G operating profit based on longer-term investment returns	442	446

The revenue for M&G of £961 million (2014: £987 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £1,237 million shown in the main table of this note. This is because the £961 million (2014: £987 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

www.prudential.co.uk Annual Report 2015 Prudential plc 167

B: Earnings performance continued

B3: Acquisition costs and other expenditure

	2015 £m	2014 £m
Acquisition costs incurred for insurance policies	(3,275)	(2,668)
Acquisition costs deferred less amortisation of acquisition costs	431	916
Administration costs and other expenditure	(4,746)	(4,486)
Movements in amounts attributable to external unit holders of consolidated investment funds	(618)	(514)
Total acquisition costs and other expenditure	(8,208)	(6,752)

Total acquisition costs and other expenditure includes:

(a) Total depreciation and amortisation expense of £(755) million (2014: £(159) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below.

(b) The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(2,845) million (2014: £(1,752) million). These amounts comprise £(2,818) million and £(27) million for insurance and investment contracts respectively (2014: £(1,714) million and £(38) million respectively).

(c) Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(147) million (2014: £(128) million) and is included as part of administrative costs and other expenditure. The segmental interest expense is analysed below.

(d) Finance costs which are represented by interest on core structural borrowings of £(312) million (2014: £(341) million) comprises £(282) million (2014: £(312) million) interest on core debt of the parent company, £(13) million (2014: £(12) million) of interest on the surplus notes of US insurance operations, and £(17) million (2014: £(17) million) on Prudential Capital's bank loan.

(e) Movements in amounts attributable to external unit holders are in respect of those OEICs and unit trusts which are required to be consolidated and comprises a charge of £(599) million (2014: £(258) million) for UK insurance operations and a charge of £(19) million (2014: £(256) million) for Asia insurance operations.

(f) Analysis of depreciation and amortisation expense, and interest expense:

	£m									
	Insurance operations			Asset management operations						
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Total
Depreciation and amortisation expense										
2015	(175)	(453)	(93)	(8)	–	(3)	(2)	(734)	(21)	(755)
2014	(206)	140	(64)	(10)	–	(2)	(2)	(144)	(15)	(159)
Interest expense										
2015	–	(19)	(93)	–	(22)	–	–	(134)	(13)	(147)
2014	–	(13)	(81)	–	(26)	–	–	(120)	(8)	(128)

(g) There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2015 and 2014.

B3.1 Staff and employment costs

The average number of staff employed by the Group during the year was:

	2015	2014
Business operations:		
Asia operations	15,030	13,957
US operations	4,562	4,494
UK operations	5,920	5,464
Total	25,512	23,915

168 Prudential plc Annual Report 2015 www.prudential.co.uk

The costs of employment were:

	2015 £m	2014 £m
Business operations:		
Wages and salaries	1,370	1,323
Social security costs	101	100
Pension costs:		
Defined benefit schemes*	(63)	66
Defined contribution schemes	67	54
Total	1,475	1,543

* The (credit) charge incorporates the effect of actuarial gains and losses.

B3.2 Share-based payment

a Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long-Term Incentive Plan (PLTIP), Annual Incentive Plan (AIP), Group Performance Share Plan (GPSP), Jackson Long-Term Incentive Plan (Jackson LTIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in the directors' remuneration report. In addition, the following information is provided.

Share scheme	Description
Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential's full year financial results and the employee's contribution to the business. Awards vests after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.
Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the international savings-related share option scheme while eligible agents based in certain regions of Asia can participate in the non-employee savings-related share option scheme.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland and Asia are eligible for the Share Participation Plan.
Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.
Jackson Long-Term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depositary Receipts which are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 169

B: Earnings performance continued

B3: Acquisition costs and other expenditure continued

B3.2 Share-based payment continued

b Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group's share-based compensation plans at 31 December 2015 and 2014:

	Options outstanding under SAYE schemes				Awards outstanding under incentive plans including conditional options	
	2015		2014		2015	2014
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions	Number of awards millions
Beginning of year:	8.6	8.29	10.2	5.60	28.8	27.1
Granted	2.2	11.11	2.6	11.55	9.9	10.9
Exercised	(1.6)	5.72	(3.8)	3.55	(7.9)	(8.5)
Forfeited	(0.2)	8.14	(0.2)	6.77	(2.3)	(0.7)
Cancelled	(0.2)	10.15	(0.1)	7.66	–	–
Lapsed/Expired	–	7.47	(0.1)	5.60	(0.1)	–
End of year	8.8	9.44	8.6	8.29	28.4	28.8
Options immediately exercisable, end of year	1.1	5.71	0.5	4.65		

The weighted average share price of Prudential plc for the year ended 31 December 2015 was £15.49 compared to £13.75 for the year ended 31 December 2014.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Between £2 and £3	0.2	0.2	0.9	1.9	2.88	2.88	–	–	–	–
Between £4 and £5	0.8	1.4	0.9	1.4	4.64	4.64	0.4	0.5	4.61	4.65
Between £5 and £6	–	–	–	0.8	–	5.51	–	–	–	5.52
Between £6 and £7	1.0	2.1	0.9	1.6	6.29	6.29	0.7	–	6.29	–
Between £9 and £10	2.2	2.3	1.9	2.9	9.01	9.01	–	–	–	–
Between £11 and £12	4.6	2.6	3.6	4.2	11.34	11.55	–	–	–	–
	8.8	8.6	2.6	2.7	9.44	8.29	1.1	0.5	5.71	4.65

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

c Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models adopting the following assumptions:

	2015			2014		
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards
Dividend yield (%)	–	2.35	–	–	2.40	–
Expected volatility (%)	21.48	22.73	–	21.91	20.77	–
Risk-free interest rate (%)	0.88	1.02	–	1.25	1.51	–
Expected option life (years)	–	3.79	–	–	3.77	–
Weighted average exercise price (£)	–	11.11	–	–	11.55	–
Weighted average share price (£)	16.67	13.52	–	13.18	14.02	–
Weighted average fair value (£)	7.97	2.95	16.28	6.07	3.00	12.84

170 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model or Monte Carlo option-pricing model. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP (TSR) for which the Group uses a Monte Carlo model in order to allow for the impact of the LTIP (TSR) performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR), volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2015, the average volatility for the basket of competitors was 20.66 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

d Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2015 £m	2014 £m
Share-based compensation expense	111	99
Amount accounted for as equity-settled	110	93
Carrying value at 31 December of liabilities arising from share-based payment transactions	6	16
Intrinsic value of above liabilities for which rights had vested at 31 December	6	9

B3.3 Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2015 £m	2014 £m
Salaries and short-term benefits	17.1	15.9
Post-employment benefits	1.1	1.0
Share-based payments	15.5	16.2
	33.7	33.1

The share-based payments charge comprises £10.4 million (2014: £11.0 million), which is determined in accordance with IFRS 2, 'Share-based Payment' (see note B3.2) and £5.1 million (2014: £5.2 million) of deferred share awards.

Total key management remuneration includes total directors' remuneration of £42.7 million (2014: £50.5 million) less LTIP releases of £19.4 million (2014: £28.4 million) as shown in the directors' remuneration table and related footnotes in the directors' remuneration report. Further information on directors' remuneration is given in the directors' remuneration report.

B3.4 Fees payable to the auditor

	2015 £m	2014 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.0	2.0
Fees payable to the Company's auditor and its associates for other services:		
Audit of subsidiaries pursuant to legislation	7.2	6.6
Audit-related assurance services	3.1	2.9
Tax compliance services	0.7	0.7
Other assurance services	2.2	1.9
Services relating to corporate finance transactions	0.2	0.1
All other services	1.2	2.4
Total fees paid to the auditor	16.6	16.6

In addition, there were fees incurred of £0.1 million (2014: £0.1 million) for the audit of pension schemes.

www.prudential.co.uk Annual Report 2015 Prudential plc 171

B: Earnings performance continued

B4: Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the 2015 results:

a Asia insurance operations

In 2015, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £62 million (2014: £49 million) representing a number of non-recurring items, none of which are individually significant.

b UK insurance operations

Annuity business

Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, the principal company which writes the UK's shareholder-backed business, based on the asset mix at these dates are shown below.

	31 Dec 2015 bps			31 Dec 2014 bps		
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap rates[note (i)]	171	–	171	143	–	143
Credit risk allowance:						
Long-term expected defaults[note (ii)]	13	–	13	14	–	14
Additional provisions[note (iii)]	42	(12)	30	44	(12)	32
Total credit risk allowance	55	(12)	43	58	(12)	46
Liquidity premium	116	12	128	85	12	97

Notes

(i) Bond spread over swap rates reflect market observed data.

(ii) Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii) Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL

The movement during 2015 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 regulatory basis Total bps	IFRS Total bps
Total allowance for credit risk at 31 December 2014	58	46
Credit rating changes	2	1
Asset trading	(2)	(2)
Other effects (including for new business)	(3)	(2)
Total allowance for credit risk at 31 December 2015	55	43

Overall, the movement has led to the credit allowance for Pillar 1 purposes to be 32 per cent (2014: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 25 per cent (2014: 32 per cent) of the bond spread over swap rates.

172 Prudential plc Annual Report 2015 www.prudential.co.uk

The reserves for credit risk allowance at 31 December 2015 for the UK shareholder annuity fund were as follows: Pillar 1 regulatory basis IFRS Total Total £bn £bn PRIL 1.9 1.5 PAC non-profit sub-fund 0.2 0.1 Total 31 December 2015 2.1 1.6 Total 31 December 2014 2.2 1.7 Other assumption changes For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2015, was a credit of £31 million (2014: £28 million). Other one-off transactions During 2015 the UK insurance operations entered into additional longevity reinsurance transactions to extend total coverage from £2.3 billion of annuity liabilities at the start of the year to £8.7 billion at the end of 2015 (on a Pillar 1 basis). Overall these transactions generated profit of £231 million (2014: £30 million). Of the £231 million, £170 million relates to transactions undertaken in the second half of 2015 covering £4.8 billion of annuity liabilities (on a Pillar 1 basis). These transactions, together with other specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime, gave rise to IFRS operating profit in the second half of 2015 of £339 million in total, which is not expected to recur in future periods. B5: Tax charge a Total tax charge by nature of expense The total tax charge in the income statement is as follows: 2015 £m 2014 £m Current Deferred Tax charge tax tax Total Total UK tax (218) 69 (149) (578) Overseas tax (516) (77) (593) (360) Total tax (charge) credit (734) (8) (742) (938) The total tax charge comprises: 2015 £m 2014 £m Current tax expense: Corporation tax (782) (1,102) Adjustments in respect of prior years 48 (6) Total current tax (734) (1,108) Deferred tax arising from: Origination and reversal of temporary differences 4 163 Impact of changes in local statutory tax rates (22) 1 Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period 10 6 Total deferred tax (charge) credit (8) 170 Total tax charge (742) (938)

Directors’ European Embedded Value

01 Group overview 02 Strategic report 03 Governance 04 remuneration report 05 Financial statements 06 basis(EEV) results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 173

B: Earnings performance continued

B5: Tax charge continued

a Total tax charge by nature of expense continued

The current tax charge of £734 million includes £35 million (2014: £37 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2015 £m			2014 £m
Tax charge	**Current tax**	**Deferred tax**	**Total**	**Total**
Tax (charge) credit to policyholders' returns	(188)	15	(173)	(540)
Tax charge attributable to shareholders	(546)	(23)	(569)	(398)
Total tax charge	(734)	(8)	(742)	(938)

The principal reason for the decrease in the tax charge attributable to policyholders' returns is a reduction in the current tax owing to a significant decrease on investment returns in the second half of the year in the with-profits life fund in the UK insurance operations. The main elements of the deferred tax charge shown in the table below are a credit of £272 million relating to unrealised gains and losses on investments reflecting a decrease in unrealised gains on investments in the Group's insurance operations and a charge of £200 million relating to short-term temporary differences reflecting future tax relief arising on decreases in policy reserves in the US insurance operations balances.

The total deferred tax (charge) credit arises as follows:

	2015 £m	2014 £m
Unrealised gains and losses on investments	272	(127)
Balances relating to investment and insurance contracts	(55)	(43)
Short-term temporary differences	(200)	309
Capital allowances	1	(4)
Unused tax losses	(26)	35
Deferred tax (charge) credit	(8)	170

In 2015, a deferred tax credit of £333 million (2014: charge of £(295) million) has been taken through other comprehensive income.

b Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of the tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2015 £m			2014 £m		
	Attributable to shareholders	**Attributable to policyholders***	**Total**	**Attributable to shareholders**	**Attributable to policyholders***	**Total**
Profit before tax	3,148	173	3,321	2,614	540	3,154
Taxation charge:						
Expected tax rate	27%	100%	31%	23%	100%	36%
Expected tax charge	(852)	(173)	(1,025)	(594)	(540)	(1,134)
Variance from expected tax charge	283	–	283	196	–	196
Actual tax charge	(569)	(173)	(742)	(398)	(540)	(938)
Average effective tax rate	18%	100%	22%	15%	100%	30%

* For the column entitled 'Attributable to policyholders', the profit before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income is after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Accordingly, the apparent 100 per cent effective tax rate shown above reflects the basis of accounting for unallocated surplus coupled with the IFRS requirements in respect of presentation of all pre-tax profits and all tax charges irrespective of policyholder and shareholder economic interest.

174 Prudential plc Annual Report 2015 www.prudential.co.uk

Reconciliation of tax charge on profit attributable to shareholders

	2015 £m				
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	1,209	1,691	1,195	(88)	4,007
Non-operating loss	(173)	(492)	(120)	(74)	(859)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	(162)	3,148
Expected tax rate*	24%	35%	20%	20%	27%
Tax at the expected rate	249	420	215	(32)	852
Effects of recurring tax reconciliation items:					
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)
Deductions not allowable for tax purposes	15	5	7	6	33
Items related to taxation of life insurance businesses	(20)	(113)	–	–	(133)
Deferred tax adjustments	10	–	–	(11)	(1)
Effect of results of joint ventures and associates	(37)	–	–	(13)	(50)
Irrecoverable withholding taxes	–	–	–	28	28
Other	(4)	(1)	6	2	3
Total	(78)	(119)	11	3	(183)
Effects of non-recurring tax reconciliation items:					
Adjustments to tax charge in relation to prior years	5	(65)	(7)	–	(67)
Movements in provisions for open tax matters	(6)	–	–	(5)	(11)
Impact of changes in local statutory tax rates	(5)	–	(16)	(1)	(22)
Total	(6)	(65)	(23)	(6)	(100)
Total actual tax charge/(credit)	165	236	203	(35)	569
Analysed into:					
Tax on operating profit based on longer-term investment returns	180	408	227	(19)	796
Tax on non-operating profit	(15)	(172)	(24)	(16)	(227)
Actual tax rate:					
Operating profit based on longer-term investment returns					
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%
Total profit	16%	20%	19%	22%	18%

* The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profit of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profit of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 175

B: Earnings performance continued

B5: Tax charge continued

b Reconciliation of effective tax rate continued

	2014 £m				
	Asia insurance operations	US insurance operations	UK insurance operations†	Other operations†	Total
Operating profit based on longer-term investment returns	1,050	1,431	753	(48)	3,186
Non-operating profit/(loss)	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,298	(161)	2,614
Expected tax rate*	22%	35%	21%	22%	23%
Tax at the expected rate	268	90	273	(35)	596
Effects of recurring tax reconciliation items:					
Income not taxable or taxable at concessionary rates	(17)	(6)	–	(2)	(25)
Deductions not allowable for tax purposes	13	–	7	9	29
Items related to taxation of life insurance businesses	(44)	(76)	–	–	(120)
Deferred tax adjustments	(8)	–	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	–	(8)	(10)	(58)
Irrecoverable withholding taxes	–	–	–	27	27
Other	(4)	1	(4)	7	–
Total	(100)	(81)	(12)	20	(173)
Effects of non-recurring tax reconciliation items:					
Adjustments to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	–	–	(26)	(19)
Impact of changes in local statutory tax rates	(1)	–	2	–	1
Total	4	(1)	5	(33)	(25)
Total actual tax charge/(credit)	172	8	266	(48)	398
Analysed into:					
Tax on operating profit based on longer-term investment returns	171	419	163	(29)	724
Tax on non-operating profit	1	(411)	103	(19)	(326)
Actual tax rate:					
Operating profit based on longer-term investment returns					
Including non-recurring tax reconciling items	16%	29%	22%	60%	23%
Excluding non-recurring tax reconciling items	16%	29%	21%	(8)%	24%
Total profit	14%	3%	21%	30%	15%

* The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profit of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profit of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit.

† In order to show the UK insurance business on a comparable basis, the full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses from the UK insurance operations and show it in the column for Other operations.

176 Prudential plc Annual Report 2015 www.prudential.co.uk

B6: Earnings per share

	Note	2015 Before tax note B1.1 £m	Tax note B5 £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns		4,007	(796)	3,211	125.8p	125.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	202	(535)	(21.0)p	(20.9)p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	D1	(46)	–	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p

	Note	2014 Before tax note B1.1 £m	Tax note B5 £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect		86	–	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch		(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2015 millions	2014 millions
Weighted average number of shares for calculation of:		
Basic earnings per share	2,553	2,549
Shares under option at end of year	9	9
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,556	2,552

www.prudential.co.uk Annual Report 2015 Prudential plc 177

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

B: Earnings performance continued

B7: Dividends

2015 2014

Pence Pence

per share £m per share £m

Dividends relating to reporting year:

Interim dividend 12.31p 315 11.19p 287

Second interim dividend/Final dividend 26.47p 681 25.74p 658

Special dividend 10.00p 257

Total 48.78p 1,253 36.93p 945

Dividends declared and paid in reporting year:

Current year interim dividend 12.31p 315 11.19p 285

Final dividend for prior year 25.74p 659 23.84p 610

Total 38.05p 974 35.03p 895

Dividend per share

Interim and special dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2014 of 25.74 pence per ordinary share was paid to eligible shareholders on 21 May 2015 and the 2015 interim dividend of 12.31 pence per ordinary share was paid to eligible shareholders on 25 September 2015. From 2016, Prudential will make twice-yearly interim dividend payments to replace final/interim dividend.

The second interim ordinary and special dividend for the year ended 31 December 2015 of 26.47 pence and 10.00 pence per ordinary share respectively, will be paid on 20 May 2016 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm

BST on 29 March 2016 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 27 May 2016. The second interim ordinary and special dividend will be paid on or about 27 May 2016 in

Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.)

Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 8 March 2016. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

178 Prudential plc Annual Report 2015 www.prudential.co.uk

C: Balance sheet notes

C1: Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1 Group statement of financial position – analysis by segment a Position as at 31 December 2015

By operating segment	Note	Insurance operations: Asia C2.1	Insurance operations: US C2.2	Insurance operations: UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	Group Total
		2015 £m							
Assets									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	233	–	–	233	1,230	–	–	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	2,103	6,168	83	8,354	21	47	–	8,422
Total		2,336	6,168	83	8,587	1,251	47	–	9,885
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	–	–	185	185	–	–	–	185
Deferred acquisition costs and other intangible assets	C5.2(b)	42	–	8	50	–	–	–	50
Total		42	–	193	235	–	–	–	235
Total		2,378	6,168	276	8,822	1,251	47	–	10,120
Deferred tax assets	C8.1	66	2,448	132	2,646	140	33	–	2,819
Other non-investment and non-cash assets[note (i)]		3,621	7,205	7,209	18,035	1,504	4,886	(10,142)	14,283
Investments of long-term business and other operations:									
Investment properties		5	5	13,412	13,422	–	–	–	13,422
Investments in joint ventures and associates accounted for using the equity method	D6	475	–	434	909	125	–	–	1,034
Loans	C3.4	1,084	7,418	3,571	12,073	885	–	–	12,958
Equity securities and portfolio holdings in unit trusts		18,532	91,216	47,593	157,341	85	27	–	157,453
Debt securities	C3.3	28,292	34,071	83,101	145,464	2,204	3	–	147,671
Other investments		57	1,715	5,486	7,258	94	1	–	7,353
Deposits		773	–	11,226	11,999	89	–	–	12,088
Total investments		49,218	134,425	164,823	348,466	3,482	31	–	351,979
Assets held for sale		–	–	2	2	–	–	–	2
Cash and cash equivalents[note (ii)]		2,064	1,405	2,880	6,349	1,054	379	–	7,782
Total assets	C3.1	57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985

www.prudential.co.uk

Annual Report 2015 Prudential plc 179

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

C1.1 Group statement of financial position – analysis by segment continued

		2015 £m							
		Insurance operations							
By operating segment	Note	Asia C2.1	US C2.2	UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	Group Total
Equity and liabilities									
Equity									
Shareholders' equity		3,956	4,154	5,140	13,250	2,332	(2,627)	–	12,955
Non-controlling interests		1	–	–	1	–	–	–	1
Total equity		3,957	4,154	5,140	13,251	2,332	(2,627)	–	12,956
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities		42,084	136,129	83,801	262,014	–	–	(1,261)	260,753
Investment contract liabilities with discretionary participation features		251	–	42,708	42,959	–	–	–	42,959
Investment contract liabilities without discretionary participation features		181	2,784	15,841	18,806	–	–	–	18,806
Unallocated surplus of with-profits funds		2,553	–	10,543	13,096	–	–	–	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	45,069	138,913	152,893	336,875	–	–	(1,261)	335,614
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	–	4,018	–	4,018
Other		–	169	–	169	275	549	–	993
Total	C6.1	–	169	–	169	275	4,567	–	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2	–	66	179	245	10	1,705	–	1,960
Borrowings attributable to with-profits operations	C6.2	–	–	1,332	1,332	–	–	–	1,332
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements		–	1,914	1,651	3,565	200	–	–	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,802	22	5,049	7,873	–	–	–	7,873
Deferred tax liabilities	C8.1	734	2,086	1,162	3,982	17	11	–	4,010
Current tax liabilities	C8.2	50	3	203	256	50	19	–	325
Accruals and deferred income		136	–	447	583	300	69	–	952
Other creditors		3,266	1,022	4,591	8,879	3,695	1,183	(8,881)	4,876
Provisions	C12	119	6	158	283	244	77	–	604
Derivative liabilities	C3.5(b)	140	249	2,125	2,514	283	322	–	3,119
Other liabilities[note (ii)]		1,074	3,047	392	4,513	25	50	–	4,588
Total		8,321	8,349	15,778	32,448	4,814	1,731	(8,881)	30,112
Liabilities held for sale		–	–	–	–	–	–	–	–
Total liabilities	C3.1	53,390	147,497	170,182	371,069	5,099	8,003	(10,142)	374,029
Total equity and liabilities		57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985

180 Prudential plc Annual Report 2015 www.prudential.co.uk

b Position as at 31 December 2014

		2014 £m							
		Insurance operations							
By operating segment	Note	Asia C2.1	US C2.2	UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Elimination of intragroup debtors and creditors	Group Total
Assets									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	233	–	–	233	1,230	–	–	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,911	5,197	86	7,194	21	46	–	7,261
Total		2,144	5,197	86	7,427	1,251	46	–	8,724
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	–	–	186	186	–	–	–	186
Deferred acquisition costs and other intangible assets	C5.2(b)	54	–	7	61	–	–	–	61
Total		54	–	193	247	–	–	–	247
Total		2,198	5,197	279	7,674	1,251	46	–	8,971
Deferred tax assets	C8.1	84	2,343	132	2,559	141	65	–	2,765
Other non-investment and non-cash assets[note (i)]		3,111	6,617	6,826	16,554	1,464	5,058	(10,295)	12,781
Investments of long-term business and other operations:									
Investment properties		–	28	12,736	12,764	–	–	–	12,764
Investments in joint ventures and associates accounted for using the equity method		374	–	536	910	107	–	–	1,017
Financial investments:									
Loans	C3.4	1,014	6,719	4,254	11,987	854	–	–	12,841
Equity securities and portfolio holdings in unit trusts		19,200	82,081	43,468	144,749	79	34	–	144,862
Debt securities	C3.3	23,629	32,980	86,349	142,958	2,293	–	–	145,251
Other investments		48	1,670	5,782	7,500	121	2	–	7,623
Deposits		769	–	12,253	13,022	74	–	–	13,096
Total investments		45,034	123,478	165,378	333,890	3,528	36	–	337,454
Assets held for sale	D1	819	–	5	824	–	–	–	824
Cash and cash equivalents[note (ii)]		1,684	904	2,457	5,045	1,044	320	–	6,409
Total assets	C3.1	52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 181

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

C1.1 Group statement of financial position - analysis by segment continued

By operating segment	Note	2014 £m Insurance operations Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	Group Total
Equity and liabilities									
Equity									
Shareholders' equity		3,548	4,067	3,804	11,419	2,077	(1,685)	–	11,811
Non-controlling interests		1	–	–	1	–	–	–	1
Total equity		3,549	4,067	3,804	11,420	2,077	(1,685)	–	11,812
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities		39,670	124,076	87,655	251,401	–	–	(1,363)	250,038
Investment contract liabilities with discretionary participation features		218	–	39,059	39,277	–	–	–	39,277
Investment contract liabilities without discretionary participation features		180	2,670	17,374	20,224	–	–	–	20,224
Unallocated surplus of with-profits funds		2,102	–	10,348	12,450	–	–	–	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	42,170	126,746	154,436	323,352	–	–	(1,363)	321,989
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	–	3,320	–	3,320
Other		–	160	–	160	275	549	–	984
Total	C6.1	–	160	–	160	275	3,869	–	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	–	179	74	253	6	2,004	–	2,263
Borrowings attributable to with-profits operations	C6.2(b)	–	–	1,093	1,093	–	–	–	1,093
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements		–	1,156	1,191	2,347	–	–	–	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,161	22	5,174	7,357	–	–	–	7,357
Deferred tax liabilities	C8.1	719	2,308	1,228	4,255	22	14	–	4,291
Current tax liabilities	C8.2	65	1	414	480	66	71	–	617
Accruals and deferred income		123	–	441	564	328	55	–	947
Other creditors		2,434	776	5,159	8,369	4,054	771	(8,932)	4,262
Provisions	C12	110	5	202	317	335	72	–	724
Derivative liabilities	C3.5(b)	143	251	1,381	1,775	233	315	–	2,323
Other liabilities[note (iii)]		686	2,868	480	4,034	32	39	–	4,105
Total		6,441	7,387	15,670	29,498	5,070	1,337	(8,932)	26,973
Liabilities held for sale	D1	770	–	–	770	–	–	–	770
Total liabilities	C3.1	49,381	134,472	171,273	355,126	5,351	7,210	(10,295)	357,392
Total equity and liabilities		52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

182 Prudential plc Annual Report 2015 www.prudential.co.uk

Notes

(i) Included within other non-investment and non-cash assets are accrued investment income of £2,751 million (2014: £2,667 million) and other debtors of £1,955 million (2014: £1,852 million).

Accrued investment income and other debtors 2015 £m 2014 £m

Interest receivable 1,895 1,932

Other 856 735

Total accrued investment income 2,751 2,667

Other debtors comprises:

Amounts due from

Policyholders 332 335

Intermediaries 14 20

Reinsurers 82 61

Other 1,527 1,436

Total other debtors 1,955 1,852

Total accrued investment income and other debtors 4,706 4,519

Of the £4,706 million (2014: £4,519 million) of accrued investment income and other debtors, £433 million (2014: £381 million) is expected to be settled after one year or more.

(ii) Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition. The component breakdown is as follows:

2015 £m 2014 £m

Cash 5,030 5,166

Cash equivalents 2,752 1,243

Total cash and cash equivalents 7,782 6,409

Of the total cash and cash equivalents, £365 million (2014: £304 million) is held centrally and considered to be available for general use by the Group.

The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

(iii) Other liabilities comprise:

2015 £m 2014 £m

Creditors arising from direct insurance and reinsurance operations 1,828 1,431

Interest payable 70 59

Other items* 2,690 2,615

Total 4,588 4,105

* Of the £2,690 million (2014: £2,615 million) other items as at 31 December 2015, £2,347 million (2014: £2,201 million) related to liabilities for funds withheld under reinsurance arrangement of the REALIC business.

www.prudential.co.uk Annual Report 2015 Prudential plc 183

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

C1.2 Group statement of financial position – analysis by business type

		2015 £m							2014 £m
		Policyholder	Shareholder-backed business						
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Eliminations of Intra-group debtors and creditors	Group Total	Group Total
Assets									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	–	–	233	1,230	–	–	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	–	–	8,354	21	47	–	8,422	7,261
Total		–	–	8,587	1,251	47	–	9,885	8,724
Intangible assets attributable to with-profits funds:									
In respect of acquired subsidiaries for venture fund and other investment purposes		185	–	–	–	–	–	185	186
Deferred acquisition costs and other intangible assets		50	–	–	–	–	–	50	61
Total		235	–	–	–	–	–	235	247
Total		235	–	8,587	1,251	47	–	10,120	8,971
Deferred tax assets	C8.1	83	1	2,562	140	33	–	2,819	2,765
Other non-investment and non-cash assets		3,649	578	11,174	1,504	4,886	(7,508)	14,283	12,781
Investments of long-term business and other operations:									
Investment properties		11,115	705	1,602	–	–	–	13,422	12,764
Investments in joint ventures and associates accounted for using the equity method		434	–	475	125	–	–	1,034	1,017
Financial investments:									
Loans	C3.4	2,599	–	9,474	885	–	–	12,958	12,841
Equity securities and portfolio holdings in unit trusts		39,195	117,067	1,079	85	27	–	157,453	144,862
Debt securities	C3.3	60,870	9,290	75,304	2,204	3	–	147,671	145,251
Other investments		5,045	29	2,184	94	1	–	7,353	7,623
Deposits		8,970	1,049	1,980	89	–	–	12,088	13,096
Total investments		128,228	128,140	92,098	3,482	31	–	351,979	337,454
Assets held for sale		2	–	–	–	–	–	2	824
Cash and cash equivalents		2,623	829	2,897	1,054	379	–	7,782	6,409
Total assets		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

184 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

		2015 £m							2014 £m
		Policyholder	Shareholder-backed business						
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Eliminations of intra-group debtors and creditors	Group Total	Group Total
Equity and liabilities									
Equity									
Shareholders' equity		–	–	13,250	2,332	(2,627)	–	12,955	11,811
Non-controlling interests		–	–	1	–	–	–	1	1
Total equity		–	–	13,251	2,332	(2,627)	–	12,956	11,812
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		107,907	125,819	88,792	–	–	–	322,518	309,539
Unallocated surplus of with-profits funds		13,096	–	–	–	–	–	13,096	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	121,003	125,819	88,792	–	–	–	335,614	321,989
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	4,018	–	4,018	3,320
Other		–	–	169	275	549	–	993	984
Total	C6.1	–	–	169	275	4,567	–	5,011	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	–	4	241	10	1,705	–	1,960	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,332	–	–	–	–	–	1,332	1,093
Deferred tax liabilities	C8.1	1,326	27	2,629	17	11	–	4,010	4,291
Other non-insurance liabilities		11,159	3,698	12,236	4,797	1,720	(7,508)	26,102	22,682
Liabilities held for sale	D1	–	–	–	–	–	–	–	770
Total liabilities		134,820	129,548	104,067	5,099	8,003	(7,508)	374,029	357,392
Total equity and liabilities		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

www.prudential.co.uk

Annual Report 2015 Prudential plc 185

C: Balance sheet notes continued

C2: Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1 Asia insurance operations

	Note	2015 £m				2014 £m
		With-profits business note	Unit-linked assets and liabilities	Other business	31 Dec Total	31 Dec Total
Assets						
Intangible assets attributable to shareholders:						
Goodwill		–	–	233	233	233
Deferred acquisition costs and other intangible assets		–	–	2,103	2,103	1,911
Total		–	–	2,336	2,336	2,144
Intangible assets attributable to with-profits funds:						
Deferred acquisition costs and other intangible assets		42	–	–	42	54
Deferred tax assets		–	1	65	66	84
Other non-investment and non-cash assets		1,981	207	1,433	3,621	3,111
Investments of long-term business and other operations:						
Investment properties		–	–	5	5	–
Investments in joint ventures and associates accounted for using the equity method		–	–	475	475	374
Financial investments:						
Loans	C3.4	540	–	544	1,084	1,014
Equity securities and portfolio holdings in unit trusts		6,861	10,831	840	18,532	19,200
Debt securities	C3.3	16,335	2,809	9,148	28,292	23,629
Other investments		28	16	13	57	48
Deposits		188	214	371	773	769
Total investments		23,952	13,870	11,396	49,218	45,034
Assets held for sale		–	–	–	–	819
Cash and cash equivalents		863	363	838	2,064	1,684
Total assets		26,838	14,441	16,068	57,347	52,930
Equity and liabilities						
Equity						
Shareholders' equity		–	–	3,956	3,956	3,548
Non-controlling interests		–	–	1	1	1
Total equity		–	–	3,957	3,957	3,549
Liabilities						
Policyholder liabilities and unallocated surplus of with-profits funds:						
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		19,642	13,355	9,519	42,516	40,068
Unallocated surplus of with-profits funds		2,553	–	–	2,553	2,102
Total	C4.1(b)	22,195	13,355	9,519	45,069	42,170
Deferred tax liabilities		474	27	233	734	719
Other non-insurance liabilities		4,169	1,059	2,359	7,587	5,722
Liabilities held for sale		–	–	–	–	770
Total liabilities		26,838	14,441	12,111	53,390	49,381
Total equity and liabilities		26,838	14,441	16,068	57,347	52,930

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

186 Prudential plc Annual Report 2015 www.prudential.co.uk

C2.2 US insurance operations

	Note	2015 £m			2014 £m
		Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	31 Dec Total	31 Dec Total
Assets					
Intangible assets attributable to shareholders:					
Deferred acquisition costs and other intangibles[note (ii)]		–	6,168	6,168	5,197
Total		–	6,168	6,168	5,197
Deferred tax assets		–	2,448	2,448	2,343
Other non-investment and non-cash assets[note (iii)]		–	7,205	7,205	6,617
Investments of long-term business and other operations:					
Investment properties		–	5	5	28
Financial investments:					
Loans	C3.4	–	7,418	7,418	6,719
Equity securities and portfolio holdings in unit trusts[note (iii)]		91,022	194	91,216	82,081
Debt securities	C3.3	–	34,071	34,071	32,980
Other investments[note (iv)]		–	1,715	1,715	1,670
Total investments		91,022	43,403	134,425	123,478
Cash and cash equivalents		–	1,405	1,405	904
Total assets		91,022	60,629	151,651	138,539
Equity and liabilities					
Equity					
Shareholders' equity[note (vi)]		–	4,154	4,154	4,067
Total equity		–	4,154	4,154	4,067
Liabilities					
Policyholder liabilities:[note (v)]					
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)[note (v)]		91,022	47,891	138,913	126,746
Total	C4.1(c)	91,022	47,891	138,913	126,746
Core structural borrowings of shareholder-financed operations		–	169	169	160
Operational borrowings attributable to shareholder-financed operations		–	66	66	179
Deferred tax liabilities		–	2,086	2,086	2,308
Other non-insurance liabilities[note (v)]		–	6,263	6,263	5,079
Total liabilities		91,022	56,475	147,497	134,472
Total equity and liabilities		91,022	60,629	151,651	138,539

www.prudential.co.uk

Annual Report 2015 Prudential plc 187

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C: Balance sheet notes continued

C2: Analysis of segment position by business type continued

C2.2 US insurance operations continued

Notes

(i) These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg, in respect of guarantees are shown within other business.

(ii) Included within other non-investment and non-cash assets of £7,205 million (2014: £6,617 million) were balances of £6,211 million (2014: £5,979 million) for reinsurers' share of insurance contract liabilities. Of the £6,211 million as at 31 December 2015, £5,388 million related to the reinsurance ceded by the REALIC business (2014: £5,174 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2015, the funds withheld liability of £2,347 million (2014: £2,201 million) was recorded within other non-insurance liabilities.

(iii) Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.

(iv) Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	905	916
Partnerships in investment pools and other†	810	754
	1,715	1,670

* After taking account of the derivative liabilities of £249 million (2014: £251 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £656 million (2014: £665 million).

† Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 162 (2014: 164) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(v) In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled £1,725 million (2014: £844 million) and are included in other non-insurance liabilities in the statement of financial position above.

(vi) Under IFRS 4, adequacy testing of liabilities, net of deferred acquisition costs is required. The practical application for Jackson is in the context of the deferred acquisition cost asset and the liabilities for Jackson's insurance contracts being determined in accordance with US GAAP. The liabilities include those in respect of the separate accounts (which naturally reflect separate account assets), policyholder account values, and guarantees measured as described in note C4.2. Under US GAAP, most of Jackson's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profits using current estimates and therefore no additional liability adequacy test is required by IFRS 4. The DAC recoverability test is performed in line with US GAAP requirements which in practice is at the grouped level of those contracts managed together.

(vii) Changes in shareholders' equity:

	2015 £m	2014 £m
Operating profit based on longer-term investment returns[B1.1]	1,691	1,431
Short-term fluctuations in investment returns[B1.2]	(424)	(1,103)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC	(68)	(71)
Profit before shareholder tax	1,199	257
Tax[B5]	(236)	(8)
Profit for the year	963	249

	2015 £m	2014 £m
Profit for the year (as above)	963	249
Items recognised in other comprehensive income:		
Exchange movements	230	235
Unrealised valuation movements on securities classified as available-for-sale:		
Unrealised holding (losses) gains arising during the year	(1,256)	1,039
Less: net gains included in the income statement on disposal and impairment	(49)	(83)
Total unrealised valuation movements	(1,305)	956
Related change in amortisation of deferred acquisition costs[C5.1(b)]	337	(87)
Related tax	339	(304)
Total other comprehensive (loss) income	(399)	800
Total comprehensive income for the year	564	1,049
Dividends, interest payments to central companies and other movements	(477)	(428)
Net increase in equity	87	621
Shareholders' equity at beginning of year	4,067	3,446
Shareholders' equity at end of year	4,154	4,067

188 Prudential plc Annual Report 2015 www.prudential.co.uk

C2.3 UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £104 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

		2015 £m						2014 £m
				Other funds and subsidiaries				
By operating segment	Note	**Scottish Amicable Insurance Fund** note (i)	**PAC with-profits sub-fund** note (ii)	**Unit-linked assets and liabilities**	**Annuity and other long-term business**	**Total**	**31 Dec Total**	**31 Dec Total**
Assets								
Intangible assets attributable to shareholders:								
Deferred acquisition costs and other intangible assets		–	–	–	83	83	83	86
Total		–	–	–	83	83	83	86
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes		–	185	–	–	–	185	186
Deferred acquisition costs		–	8	–	–	–	8	7
Total		–	193	–	–	–	193	193
Total		–	193	–	83	83	276	279
Deferred tax assets		1	82	–	49	49	132	132
Other non-investment and non-cash assets		171	4,131	371	2,536	2,907	7,209	6,826
Investments of long-term business and other operations:								
Investment properties		358	10,757	705	1,592	2,297	13,412	12,736
Investments in joint ventures and associates accounted for using the equity method		–	434	–	–	–	434	536
Financial investments:								
Loans	C3.4	61	1,998	–	1,512	1,512	3,571	4,254
Equity securities and portfolio holdings in unit trusts		2,530	29,804	15,214	45	15,259	47,593	43,468
Debt securities	C3.3	2,331	42,204	6,481	32,085	38,566	83,101	86,349
Other investments note (iii)		210	4,807	13	456	469	5,486	5,782
Deposits		399	8,383	835	1,609	2,444	11,226	12,253
Total investments		5,889	98,387	23,248	37,299	60,547	164,823	165,378
Properties held for sale		–	2	–	–	–	2	5
Cash and cash equivalents		169	1,591	466	654	1,120	2,880	2,457
Total assets		6,230	104,386	24,085	40,621	64,706	175,322	175,077

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 189

C: Balance sheet notes continued

C2: Analysis of segment position by business type continued

C2.3 UK insurance operations continued

	Note	2015 £m						2014 £m
				Other funds and subsidiaries				
		Scottish Amicable Insurance Fund note (i)	PAC with-profits sub-fund note (ii)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total note (iv)	31 Dec Total
Equity and liabilities								
Equity								
Shareholders' equity		–	–	–	5,140	5,140	5,140	3,804
Total equity		–	–	–	5,140	5,140	5,140	3,804
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		5,919	83,607	21,442	31,382	52,824	142,350	144,088
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)		–	10,543	–	–	–	10,543	10,348
Total	C4.1(d)	5,919	94,150	21,442	31,382	52,824	152,893	154,436
Operational borrowings attributable to shareholder-financed operations		–	–	4	175	179	179	74
Borrowings attributable to with-profits funds		12	1,320	–	–	–	1,332	1,093
Deferred tax liabilities		31	821	–	310	310	1,162	1,228
Other non-insurance liabilities		268	8,095	2,639	3,614	6,253	14,616	14,442
Total liabilities		6,230	104,386	24,085	35,481	59,566	170,182	171,273
Total equity and liabilities		6,230	104,386	24,085	40,621	64,706	175,322	175,077

Notes

(i) The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(ii) The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £10.8 billion (2014: £11.7 billion) of non-profits annuities liabilities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(iii) Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	1,930	2,344
Partnerships in investment pools and other†	3,556	3,438
	5,486	5,782

* After taking account of derivative liabilities of £2,125 million (2014: £1,381 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £195 million (2014: net asset of £963 million).

† Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(iv) The shareholders' equity at 31 December 2015 includes the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, with no overall effect on the Group's shareholders' equity.

190 Prudential plc Annual Report 2015 www.prudential.co.uk

C2.4 Asset management operations

	Note	2015 £m					2014 £m
		M&G	Prudential Capital	US	Eastspring Investments	31 Dec Total	31 Dec Total
Assets							
Intangible assets:							
Goodwill		1,153	–	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		16	–	3	2	21	21
Total		1,169	–	19	63	1,251	1,251
Other non-investment and non-cash assets		715	614	236	79	1,644	1,605
Investments in joint ventures and associates accounted for using the equity method		29	–	–	96	125	107
Financial investments:							
Loans	C3.4	–	885	–	–	885	854
Equity securities and portfolio holdings in unit trusts		70	–	–	15	85	79
Debt securities	C3.3	–	2,204	–	–	2,204	2,293
Other investments		15	74	5	–	94	121
Deposits		–	–	50	39	89	74
Total investments		114	3,163	55	150	3,482	3,528
Cash and cash equivalents		430	415	79	130	1,054	1,044
Total assets		**2,428**	**4,192**	**389**	**422**	**7,431**	**7,428**
Equity and liabilities							
Equity							
Shareholders' equity		1,774	70	182	306	2,332	2,077
Total equity		1,774	70	182	306	2,332	2,077
Liabilities							
Core structural borrowing of shareholder-financed operations		–	275	–	–	275	275
Operational borrowings attributable to shareholder-financed operations		10	–	–	–	10	6
Intra-group debt represented by operational borrowings at Group level[note (i)]		–	1,705	–	–	1,705	2,004
Other non-insurance liabilities[note (ii)]		644	2,142	207	116	3,109	3,066
Total liabilities		654	4,122	207	116	5,099	5,351
Total equity and liabilities		**2,428**	**4,192**	**389**	**422**	**7,431**	**7,428**

Notes

(i) Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2015 £m	2014 £m
Commercial Paper	1,107	1,704
Medium Term Notes	598	300
Total intra-group debt represented by operational borrowings at Group level	1,705	2,004

(ii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 191

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement

C3.1 Group assets and liabilities – classification

The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments, the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair Value Measurement'. The basis applied is summarised below:

	31 Dec 2015 £m				
	At fair value		Cost/ amortised cost/ IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	1,463	1,463	
Deferred acquisition costs and other intangible assets	–	–	8,422	8,422	
Total	–	–	9,885	9,885	
Intangible assets attributable to with-profits funds:					
In respect of acquired subsidiaries for venture fund and other investment purposes	–	–	185	185	
Deferred acquisition costs and other intangible assets	–	–	50	50	
Total	–	–	235	235	
Total intangible assets	–	–	10,120	10,120	
Other non-investment and non-cash assets:					
Property, plant and equipment	–	–	1,197	1,197	
Reinsurers' share of insurance contract liabilities	–	–	7,903	7,903	
Deferred tax assets	–	–	2,819	2,819	
Current tax recoverable	–	–	477	477	
Accrued investment income	–	–	2,751	2,751	2,751
Other debtors	–	–	1,955	1,955	1,955
Total	–	–	17,102	17,102	
Investments of long-term business and other operations: note (ii)					
Investment properties	13,422	–	–	13,422	13,422
Investments accounted for using the equity method	–	–	1,034	1,034	
Loans note (iii)	2,438	–	10,520	12,958	13,482
Equity securities and portfolio holdings in unit trusts	157,453	–	–	157,453	157,453
Debt securities note (iv)	113,687	33,984	–	147,671	147,671
Other investments note (v)	7,353	–	–	7,353	7,353
Deposits	–	–	12,088	12,088	12,088
Total investments	294,353	33,984	23,642	351,979	
Assets held for sale note (vi)	2	–	–	2	2
Cash and cash equivalents	–	–	7,782	7,782	7,782
Total assets	294,355	33,984	58,646	386,985	

192 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

	31 Dec 2015 £m				
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	–	–	260,622	260,622	
Investment contract liabilities with discretionary participation features[note (iii)]	–	–	42,959	42,959	
Investment contract liabilities without discretionary participation features	16,022	–	2,784	18,806	18,842
Unallocated surplus of with-profits funds	–	–	13,227	13,227	
Total	16,022	–	319,592	335,614	
Core structural borrowings of shareholder-financed operations	–	–	5,011	5,011	5,419
Other borrowings:[note (iv)]					
Operational borrowings attributable to shareholder-financed operations	–	–	1,960	1,960	1,960
Borrowings attributable to with-profits operations	–	–	1,332	1,332	1,344
Other non-insurance liabilities:					
Obligations under funding, securities lending and sale and repurchase agreements	–	–	3,765	3,765	3,775
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	–	–	7,873	7,873
Deferred tax liabilities	–	–	4,010	4,010	
Current tax liabilities	–	–	325	325	
Accruals and deferred income	–	–	952	952	
Other creditors	322	–	4,554	4,876	4,876
Provisions	–	–	604	604	
Derivative liabilities	3,119	–	–	3,119	3,119
Other liabilities	2,347	–	2,241	4,588	4,588
Total	13,661	–	16,451	30,112	
Total liabilities	29,683	–	344,346	374,029	

www.prudential.co.uk
Annual Report 2015 Prudential plc 193

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.1 Group assets and liabilities – classification continued

	31 Dec 2014 £m				
	At fair value		Cost/ amortised cost/ IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	1,463	1,463	
Deferred acquisition costs and other intangible assets	–	–	7,261	7,261	
Total	–	–	8,724	8,724	
Intangible assets attributable to with-profits funds:					
In respect of acquired subsidiaries for venture fund and other investment purposes	–	–	186	186	
Deferred acquisition costs and other intangible assets	–	–	61	61	
Total	–	–	247	247	
Total intangible assets	–	–	8,971	8,971	
Other non-investment and non-cash assets:					
Property, plant and equipment	–	–	978	978	
Reinsurers' share of insurance contract liabilities	–	–	7,167	7,167	
Deferred tax assets	–	–	2,765	2,765	
Current tax recoverable	–	–	117	117	
Accrued investment income	–	–	2,667	2,667	2,667
Other debtors	–	–	1,852	1,852	1,852
Total	–	–	15,546	15,546	
Investments of long-term business and other operations:[note (ii)]					
Investment properties	12,764	–	–	12,764	12,764
Investments accounted for using the equity method	–	–	1,017	1,017	
Loans[note (iv)]	2,291	–	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	144,862	–	–	144,862	144,862
Debt securities[note (v)]	112,354	32,897	–	145,251	145,251
Other investments[note (vi)]	7,623	–	–	7,623	7,623
Deposits	–	–	13,096	13,096	13,096
Total investments	279,894	32,897	24,663	337,454	
Assets held for sale[note (vii)]	824	–	–	824	824
Cash and cash equivalents	–	–	6,409	6,409	6,409
Total assets	280,718	32,897	55,589	369,204	

194 Prudential plc Annual Report 2015 www.prudential.co.uk

	31 Dec 2014 £m				
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	–	–	250,038	250,038	
Investment contract liabilities with discretionary participation features[note (iii)]	–	–	39,277	39,277	
Investment contract liabilities without discretionary participation features	17,554	–	2,670	20,224	20,211
Unallocated surplus of with-profits funds	–	–	12,450	12,450	
Total	17,554	–	304,435	321,989	
Core structural borrowings of shareholder-financed operations	–	–	4,304	4,304	4,925
Other borrowings:[note (v)]					
Operational borrowings attributable to shareholder-financed operations	–	–	2,263	2,263	2,263
Borrowings attributable to with-profits operations	–	–	1,093	1,093	1,108
Other non-insurance liabilities:					
Obligations under funding, securities lending and sale and repurchase agreements	–	–	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	–	–	7,357	7,357
Deferred tax liabilities	–	–	4,291	4,291	
Current tax liabilities	–	–	617	617	
Accruals and deferred income	–	–	947	947	
Other creditors	327	–	3,935	4,262	4,262
Provisions	–	–	724	724	
Derivative liabilities	2,323	–	–	2,323	2,323
Other liabilities	2,201	–	1,904	4,105	4,105
Total	12,208	–	14,765	26,973	
Liabilities held for sale[note (vii)]	770	–	–	770	770
Total liabilities	30,532	–	326,860	357,392	

Notes

(i) Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii) Realised gains and losses on the Group's investments for 2015 recognised in the income statement amounted to a net gain of £3.0 billion (2014: £2.9 billion).

(iii) The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

(iv) Loans and receivables are reported net of allowance for loan losses of £10 million (2014: £21 million).

(v) As at 31 December 2015, £481 million (2014: £477 million) of convertible bonds were included in debt securities and £1,217 million (2014: £1,148 million) were included in borrowings.

(vi) See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with profits fund's participation in various investment funds and limited liability property partnerships.

(vii) Assets and liabilities held for sale are valued at fair value less costs to sell.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 195

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued C3.2 Group assets and liabilities – measurement a Determination of fair value

The fair values of the assets and liabilities of the Group as shown in this note have been determined on the following bases. The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

b Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table on the next page shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

196 Prudential plc Annual Report 2015 www.prudential.co.uk

Financial instruments at fair value

	31 Dec 2015 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	–	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	–	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	–	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed				
Loans	–	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	–	1,378	901	2,279
Derivative liabilities	–	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans*	–	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	–	(16,022)	–	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	–	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%

* Loans in the above table are those classified as fair value through profit and loss in note C3.1

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 197

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.2 Group assets and liabilities – measurement continued

	31 Dec 2014 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	–	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	–	33
Derivative liabilities	(10)	(12)	–	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed				
Loans	–	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	–	1,469	776	2,245
Derivative liabilities	–	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans*	–	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	–	(17,554)	–	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	–	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%

* Loans in the above table are those classified as fair value through profit or loss in note C3.1

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million was classified as level 1 and £30 million as level 2.

198 Prudential plc Annual Report 2015 www.prudential.co.uk

Investment properties at fair value

	31 Dec £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
2015	–	–	13,422	13,422
2014	–	–	12,764	12,764

Assets and liabilities at amortised cost for which fair value is disclosed

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position but for which fair value is disclosed in the financial statements. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	31 Dec 2015 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Assets				
Loans	–	3,423	7,621	11,044
Liabilities				
Investment contract liabilities without discretionary participation features	–	–	(2,820)	(2,820)
Core structural borrowings of shareholder-financed operations	–	(5,419)	–	(5,419)
Operational borrowings attributable to shareholder-financed operations	–	(1,956)	(4)	(1,960)
Borrowings attributable to the with-profits funds	–	(1,270)	(74)	(1,344)
Obligations under funding, securities lending and sale and repurchase agreements	–	(2,040)	(1,735)	(3,775)

	31 Dec 2014 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Assets				
Loans	–	4,446	6,811	11,257
Liabilities				
Investment contract liabilities without discretionary participation features	–	–	(2,657)	(2,657)
Core structural borrowings of shareholder-financed operations	–	(4,926)	–	(4,926)
Operational borrowings attributable to shareholder-financed operations	–	(2,241)	(22)	(2,263)
Borrowings attributable to the with-profits funds	–	(1,050)	(58)	(1,108)
Obligations under funding, securities lending and sale and repurchase agreements	–	(1,505)	(856)	(2,361)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities.

The fair value included for the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 199

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued C3.2 Group assets and liabilities – measurement continued c Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £104,464 million at 31 December 2015 (2014: £107,731 million), £10,331 million are valued internally (2014: £10,093 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

200 Prudential plc Annual Report 2015 www.prudential.co.uk

d Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2015 to that presented at 31 December 2015.

Financial instruments at fair value

	£m									
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other compre-hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec
2015										
Loans	2,025	2	119	–	–	(168)	205	–	–	2,183
Equity securities and portfolio holdings in unit trusts	747	52	3	32	(143)	–	–	4	(88)	607
Debt securities	790	(75)	1	243	(259)	–	–	82	(4)	778
Other investments (including derivative assets)	4,028	213	68	547	(700)	–	–	120	–	4,276
Derivative liabilities	(338)	(15)	–	–	–	–	–	–	–	(353)
Total financial investments, net of derivative liabilities	7,252	177	191	822	(1,102)	(168)	205	206	(92)	7,491
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(160)	(1)	(5)	9	412	–	–	–	(1,036)
Other financial liabilities	(2,201)	(3)	(128)	–	–	218	(233)	–	–	(2,347)
Total financial instruments at fair value	3,760	14	62	817	(1,093)	462	(28)	206	(92)	4,108
2014										
Loans	1,887	1	118	–	–	(175)	194	–	–	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	–	–	2	–	747
Debt securities	670	271	(7)	49	(169)	–	–	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	–	–	–	–	4,028
Derivative liabilities	(201)	(138)	–	–	–	–	–	–	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	–	(18)	18	123	(73)	–	–	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	–	–	279	(290)	–	–	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	13	(34)	3,760

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 201

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.2 Group assets and liabilities – measurement continued

Of the total net gains and losses in the income statement of £14 million (2014: £565 million), £67 million (2014: £344 million) relates to net unrealised gains of financial instruments still held at the end of the year, which can be analysed as follows:

	2015 £m	2014 £m
Equity securities	94	70
Debt securities	(12)	149
Other investments	160	284
Derivative liabilities	(15)	(137)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(160)	(14)
Other financial liabilities	–	(8)
Total	67	344

Other assets at fair value – investment properties

	£m							
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other comprehensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec
2015	12,764	537	21	757	(662)	5	–	13,422
2014	11,477	914	20	728	(370)	–	(5)	12,764

Of the total net gains and losses in the income statement of £537 million (2014: £914 million), £505 million (2014: £851 million) relates to net unrealised gains of investment properties still held at the end of the year.

Valuation approach for level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 31 December 2015, the Group held £4,108 million (2014: £3,760 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2014: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,183 million at 31 December 2015 (2014: £2,025 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,347 million at 31 December 2015 (2014: £2,201 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

202 Prudential plc Annual Report 2015 www.prudential.co.uk

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2014: £(176) million), the level 3 fair valued financial assets net of financial liabilities were £4,272 million (2014: £3,936 million). Of this amount, a net liability of £(77) million (2014: net asset of £11 million) was internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2014: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability were:

(a) Debt securities of £381 million (2014: £298 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b) Private equity and venture investments of £852 million (2014: £1,002 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c) Liabilities of £(1,013) million (2014: £(1,269) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d) Derivative liabilities of £(353) million (2014: £(23) million) which are valued internally using standard market practices but are subject to independent assessment against external counterparties' valuations.
(e) Other sundry individual financial investments of £56 million (2014: £3 million).

Of the internally valued net liability referred to above of £(77) million (2014: net asset of £11 million):

(a) A net asset of £29 million (2014: net liability of £(133) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.
(b) A net liability of £(106) million (2014: net asset of £144 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £11 million (2014: £14 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of £10 million (2014: a decrease of £13 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2014: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – investment properties

The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties which are virtually identical to Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

e Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2015, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to level 2 of £648 million and transfers from level 2 to level 1 of £283 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2015, the transfers into level 3 were £136 million and the transfers out of level 3 were £92 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

f Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 203

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.3 Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2015 provided in the notes below.

	2015 £m	2014 £m
Insurance operations:		
Asia[note (a)]	28,292	23,629
US[note (b)]	34,071	32,980
UK[note (c)]	83,101	86,349
Other operations[note (d)]	2,207	2,293
Total	147,671	145,251

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

a Asia insurance operations

	2015 £m				2014 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	831	30	178	1,039	962
S&P – AA+ to AA-	5,997	395	1,228	7,620	6,332
S&P – A+ to A-	1,872	341	1,701	3,914	3,922
S&P – BBB+ to BBB-	1,872	734	1,527	4,133	3,545
S&P – Other	1,778	192	1,213	3,183	1,839
	12,350	1,692	5,847	19,889	16,600
Moody's – Aaa	558	184	290	1,032	1,282
Moody's – Aa1 to Aa3	173	9	1,310	1,492	1,141
Moody's – A1 to A3	497	68	178	743	366
Moody's – Baa1 to Baa3	324	285	181	790	585
Moody's – Other	79	10	9	98	68
	1,631	556	1,968	4,155	3,442
Fitch	861	162	389	1,412	1,009
Other	1,493	399	944	2,836	2,578
Total debt securities	16,335	2,809	9,148	28,292	23,629

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a debt securities balance of £351 million.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2015 £m	2014 £m
Government bonds	162	174
Corporate bonds*	481	654
Other	301	134
	944	962

* Rated as investment grade by local external ratings agencies.

204 Prudential plc Annual Report 2015 www.prudential.co.uk

b US insurance operations
i Overview

	2015 £m	2014 £m
Corporate and government security and commercial loans:		
Government	4,242	3,972
Publicly traded and SEC Rule 144A securities*	21,776	20,745
Non-SEC Rule 144A securities	3,733	3,745
Total	29,751	28,462
Residential mortgage-backed securities (RMBS)	1,284	1,567
Commercial mortgage-backed securities (CMBS)	2,403	2,343
Other debt securities	633	608
Total US debt securities†	34,071	32,980

* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
† Debt securities for US operations included in the statement of financial position comprise:

	2015 £m	2014 £m
Available-for-sale	33,984	32,897
Fair value through profit or loss:		
Securities held to back liabilities for funds withheld under reinsurance arrangement	87	83
	34,071	32,980

ii Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables', debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three-level hierarchy. At 31 December 2015, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2014: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as available-for-sale. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses on available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,840 million to a net unrealised gain of £592 million as analysed in the table below. This decrease reflects the effects of increasing long-term interest rates and credit spreads.

	2015 £m			2014 £m
		Changes in unrealised appreciation†	Foreign exchange translation	
		Reflected as part of movement in other comprehensive income		
Assets fair valued at below book value				
Book value*	13,163			5,899
Unrealised loss	(673)	(464)	(29)	(180)
Fair value (as included in statement of financial position)	12,490			5,719
Assets fair valued at or above book value				
Book value*	20,229			25,158
Unrealised gain	1,265	(841)	86	2,020
Fair value (as included in statement of financial position)	21,494			27,178
Total				
Book value*	33,392			31,057
Net unrealised gain	592	(1,305)	57	1,840
Fair value (as included in the footnote above in the overview table and the statement of financial position)	33,984			32,897

* Book value represents cost/amortised cost of the debt securities.
† Translated at the average rate of US$1.53: £1.00.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 205

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.3 Debt securities continued

Debt securities classified as available-for-sale in an unrealised loss position a Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2015 £m		2014 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	11,058	(320)	5,429	(124)
Between 80% and 90%	902	(144)	245	(37)
Below 80%:				
Residential mortgage-backed securities – sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	–	–	10	(3)
Other asset-backed securities	9	(7)	9	(6)
Corporates	517	(201)	22	(9)
	530	(209)	45	(19)
Total	12,490	(673)	5,719	(180)

b Unrealised losses by maturity of security

	2015 £m	2014 £m
1 year to 5 years	(51)	(5)
5 years to 10 years	(334)	(90)
More than 10 years	(247)	(54)
Mortgage-backed and other debt securities	(41)	(31)
Total	(673)	(180)

c Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2015 £m			2014 £m		
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
Less than 6 months	(13)	(148)	(161)	(18)	(46)	(64)
6 months to 1 year	(17)	(332)	(349)	(1)	(1)	(2)
1 year to 2 years	(16)	(63)	(79)	(6)	(51)	(57)
2 years to 3 years	(3)	(38)	(41)	(1)	(36)	(37)
More than 3 years	(3)	(40)	(43)	(7)	(13)	(20)
Total	(52)	(621)	(673)	(33)	(147)	(180)

Further, the following table shows the age analysis as at 31 December 2015, of the securities whose fair values were below 80 per cent of the book value:

	2015 £m		2014 £m	
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	450	(165)	17	(7)
3 months to 6 months	64	(34)	3	(1)
More than 6 months	16	(10)	25	(11)
	530	(209)	45	(19)

206 Prudential plc Annual Report 2015 www.prudential.co.uk

iii Ratings

The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations.

	2015 £m	2014 £m
S&P – AAA	196	164
S&P – AA+ to AA-	5,512	6,067
S&P – A+ to A-	8,592	8,640
S&P – BBB+ to BBB-	11,378	10,308
S&P – Other	817	1,016
	26,495	26,195
Moody's – Aaa	963	84
Moody's – Aa1 to Aa3	41	29
Moody's – A1 to A3	49	27
Moody's – Baa1 to Baa3	88	72
Moody's – Other	13	8
	1,154	220
Implicit ratings of MBS based on NAIC* valuations (see below)		
NAIC 1	2,746	2,786
NAIC 2	45	85
NAIC 3-6	17	58
	2,808	2,929
Fitch	345	300
Other†	3,269	3,336
Total debt securities (see overview table in note (i) above)	34,071	32,980

* The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

† The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2015 £m	2014 £m
NAIC 1	1,588	1,322
NAIC 2	1,549	1,890
NAIC 3-6	132	124
	3,269	3,336

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by an external third party, BlackRock Solutions.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 207

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.3 Debt securities continued

c UK insurance operations

	2015 £m						
			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2015 Total £m	2014 Total £m
S&P – AAA	216	4,067	984	3,779	531	9,577	9,376
S&P – AA+ to AA-	454	5,627	853	3,990	518	11,442	11,249
S&P – A+ to A-	514	7,937	1,049	6,239	700	16,439	21,491
S&P – BBB+ to BBB-	618	10,953	1,888	3,912	717	18,088	16,741
S&P – Other	140	2,277	244	269	60	2,990	2,867
	1,942	30,861	5,018	18,189	2,526	58,536	61,724
Moody's – Aaa	31	1,230	106	399	51	1,817	2,063
Moody's – Aa1 to Aa3	67	2,159	989	3,611	901	7,727	7,129
Moody's – A1 to A3	51	921	112	1,466	188	2,738	2,686
Moody's – Baa1 to Baa3	29	569	100	304	29	1,031	1,376
Moody's – Other	7	244	10	57	–	318	436
	185	5,123	1,317	5,837	1,169	13,631	13,690
Fitch	12	323	43	160	14	552	848
Other	192	5,897	103	3,839	351	10,382	10,087
Total debt securities	2,331	42,204	6,481	28,025	4,060	83,101	86,349

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £10,382 million total debt securities held at 31 December 2015 (2014: £10,087 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2015 £m	2014 £m
Internal ratings or unrated:		
AAA to A-	5,570	4,917
BBB to B-	3,234	3,755
Below B- or unrated	1,578	1,415
Total	10,382	10,087

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,190 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,256 million were internally rated AA+ to AA-, £1,808 million A+ to A-, £988 million BBB+ to BBB-, £60 million BB+ to BB- and £78 million that were internally rated B+ and below or unrated.

d Other operations

The debt securities are principally held by Prudential Capital.

	2015 £m	2014 £m
AAA to A- by S&P or equivalent ratings	2,090	2,056
Other	117	237
Total	2,207	2,293

208 Prudential plc Annual Report 2015 www.prudential.co.uk

e Asset-backed securities

The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2015 are as follows:

	2015 £m	2014 £m
Shareholder-backed operations:		
Asia insurance operations[note (i)]	111	104
US insurance operations[note (ii)]	4,320	4,518
UK insurance operations (2015: 21% AAA, 40% AA)[note (iii)]	1,531	1,864
Asset management operations[note (iv)]	911	875
	6,873	7,361
With-profits operations:		
Asia insurance operations[note (i)]	262	228
UK insurance operations (2015: 52% AAA, 20% AA)[note (iii)]	4,600	5,126
	4,862	5,354
Total	11,735	12,715

Notes

(i) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £262 million, 84 per cent (31 December 2014: 99 per cent) are investment grade.

(ii) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2015 comprises:

	2015 £m	2014 £m
RMBS		
RMBS Sub-prime (2015: 4% AAA, 13% AA, 7% A)	191	235
Alt-A (2015: 1% AA, 3% A)	191	244
Prime including agency (2015: 77% AA, 2% A)	902	1,088
CMBS (2015: 57% AAA, 24% AA, 16% A)	2,403	2,343
CDO funds (2015: 44% AAA, 2% AA, 23% A), including £nil exposure to sub-prime	52	53
Other ABS (2015: 24% AAA, 12% AA, 54% A), including £69 million exposure to sub-prime	581	555
Total	4,320	4,518

(iii) UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,140 million (2014: £1,333 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv) Asset management operations
Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £911 million, 95 per cent (2014: 89 per cent) are graded AAA.

www.prudential.co.uk Annual Report 2015 Prudential plc 209

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.3 Debt securities continued

f Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2015 are analysed as follows:

Exposure to sovereign debts

	2015 £m		2014 £m	
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	55	60	62	61
Spain	1	17	1	18
France	19	–	20	–
Germany*	409	358	388	336
Other Eurozone (principally Belgium)	62	44	5	29
Total Eurozone	546	479	476	444
United Kingdom	4,997	1,802	4,104	2,065
United States†	3,911	6,893	3,607	5,771
Other, predominantly Asia	3,368	1,737	2,787	1,714
Total	12,822	10,911	10,974	9,994

* Including bonds guaranteed by the federal government.
† The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

Exposure to bank debt securities

	2015 £m							
	Senior debt			Subordinated debt				
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total Sub-ordinated debt	2015 Total £m	2014 Total £m
Italy	–	30	30	–	–	–	30	31
Spain	143	11	154	–	–	–	154	133
France	26	126	152	8	66	74	226	249
Germany	66	4	70	–	60	60	130	111
Netherlands	–	31	31	–	–	–	31	124
Other Eurozone	–	20	20	–	11	11	31	53
Total Eurozone	235	222	457	8	137	145	602	701
United Kingdom	423	157	580	6	371	377	957	1,296
United States	–	2,227	2,227	4	226	230	2,457	2,484
Other, predominantly Asia	19	333	352	53	313	366	718	735
Total	677	2,939	3,616	71	1,047	1,118	4,734	5,216
With-profits funds								
Italy	–	57	57	–	–	–	57	67
Spain	156	26	182	–	–	–	182	186
France	9	179	188	–	62	62	250	206
Germany	94	17	111	–	–	–	111	128
Netherlands	–	200	200	5	–	5	205	195
Other Eurozone	–	35	35	–	–	–	35	24
Total Eurozone	259	514	773	5	62	67	840	806
United Kingdom	545	289	834	27	490	517	1,351	1,561
United States	–	1,414	1,414	141	241	382	1,796	2,064
Other, predominantly Asia	257	888	1,145	189	322	511	1,656	1,396
Total	1,061	3,105	4,166	362	1,115	1,477	5,643	5,827

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

210 Prudential plc Annual Report 2015 www.prudential.co.uk

C3.4 Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

- Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2015 £m	2014 £m
Insurance operations:		
Asia[note (a)]	1,084	1,014
US[note (b)]	7,418	6,719
UK[note (c)]	3,571	4,254
Asset management operations[note (d)]	885	854
Total	12,958	12,841

a Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	2015 £m	2014 £m
Mortgage loans*	130	88
Policy loans*	721	672
Other loans†	233	254
Total Asia insurance operations loans	1,084	1,014

* The mortgage and policy loans are secured by properties and life insurance policies respectively.
† The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

b US insurance operations

The loans of the Group's US insurance operations comprise:

	2015 £m			2014 £m		
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans*	–	4,367	4,367	–	3,847	3,847
Policy loans†	2,183	868	3,051	2,025	847	2,872
Total US insurance operations loans	2,183	5,235	7,418	2,025	4,694	6,719

* All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
† The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £8.6 million (2014: £7.2 million). The portfolio has a current estimated average loan to value of 45 per cent (2014: 59 per cent).

At 31 December 2015, Jackson had mortgage loans with a carrying value of £nil (2014: £13 million) where the contractual terms of the agreements had been restructured.

www.prudential.co.uk Annual Report 2015 Prudential plc 211

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.4 Loans portfolio continued

c UK insurance operations

The loans of the Group's UK insurance operations comprise:

	2015 £m	2014 £m
SAIF and PAC WPSF		
Mortgage loans*	727	1,145
Policy loans	8	10
Other loans†	1,324	1,510
Total SAIF and PAC WPSF loans	2,059	2,665
Shareholder-backed operations		
Mortgage loans*	1,508	1,585
Other loans	4	4
Total loans of shareholder-backed operations	1,512	1,589
Total UK insurance operations loans	3,571	4,254

* The mortgage loans are collateralised by properties. By carrying value, 78 per cent of the £1,508 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.

† Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

d Asset management operations

These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2015 £m	2014 £m
Loans and receivables internal ratings:		
AAA	–	101
A+ to A-	157	161
BBB+ to BBB-	607	244
BB+ to BB-	119	49
B and other	2	299
Total	885	854

212 Prudential plc Annual Report 2015 www.prudential.co.uk

C3.5 Financial instruments – additional information

a Financial risk

i Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2015 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	5,011	197	1,046	1,210	1,197	1,037	3,555	1,900	10,142
Operational borrowings attributable to shareholder-financed operations[C6.2]	1,960	1,301	616	69	–	–	–	–	1,986
Borrowings attributable to with-profits funds[C6.2]	1,332	256	813	175	53	11	62	157	1,527
Obligations under funding, securities lending and sale and repurchase agreements	3,765	3,765	–	–	–	–	–	–	3,765
Other liabilities	4,588	2,139	26	3	–	–	–	2,420	4,588
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	7,873	–	–	–	–	–	–	7,873
Other creditors	4,876	4,560	25	48	74	100	344	–	5,151
	29,405	20,091	2,526	1,505	1,324	1,148	3,961	4,477	35,032

	2014 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	4,304	166	927	1,079	1,064	914	2,456	1,796	8,402
Operational borrowings attributable to shareholder-financed operations[C6.2]	2,263	2,202	65	–	–	–	–	–	2,267
Borrowings attributable to with-profits funds[C6.2]	1,093	97	717	205	25	11	63	162	1,280
Obligations under funding, securities lending and sale and repurchase agreements	2,347	2,347	–	–	–	–	–	–	2,347
Other liabilities	4,105	1,678	133	13	–	–	–	2,281	4,105
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	7,357	–	–	–	–	–	–	7,357
Other creditors	4,262	3,941	24	44	86	78	365	–	4,538
	25,731	17,788	1,866	1,341	1,175	1,003	2,884	4,239	30,296

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m				
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2015	2,958	(3,119)	(161)	15	(10)	(7)	45	43
2014	3,412	(2,323)	1,089	1,245	(14)	(9)	10	1,232

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 213

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.5 Financial instruments – additional information continued

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments.

	£bn							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis-counted value	Total carrying value
2015	6	21	19	14	10	9	79	55
2014	6	19	18	13	10	8	74	59

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £11 billion (2014: £13 billion) which have no stated maturity but which are repayable on demand.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above, an analysis of the Group's assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group's liquidity risk.

ii Credit risk

The Group's maximum exposure to credit risk of financial instruments (before any allowance for collateral or allocation of losses to policyholders) is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note 3.5(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.5(c) below. Note C3.4, describes the security for these loans held by the Group.

Of the total loans and receivables held, £27 million (2014: £11 million) are past their due date but are not impaired. Of the total past due but not impaired, £22 million are less than one year past their due date (2014: £5 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £16 million (2014: £13 million).

In addition, during 2015 and 2014 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.5(c) below.

214 Prudential plc Annual Report 2015 www.prudential.co.uk

iii Foreign exchange risk

As at 31 December 2015, the Group held 22 per cent (2014: 22 per cent) and 11 per cent (2014: 9 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 53 per cent (2014: 56 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 40 per cent (2014: 47 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note 3.5(b) below).

The amount of exchange gain recognised in the income statement in 2015, except for those arising on financial instruments measured at fair value through profit or loss, is £138 million (2014: £89 million gain). This constitutes £1 million loss (2014: £1 million loss) on Medium Term Notes liabilities and £139 million of net gain (2014: £90 million net gain), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

b Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2015 were as follows:

	2015 £m					
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	57	905	1,930	65	1	2,958
Derivative liabilities	(140)	(249)	(2,125)	(283)	(322)	(3,119)
	(83)	656	(195)	(218)	(321)	(161)

	2014 £m					
Derivative assets	47	916	2,344	103	2	3,412
Derivative liabilities	(143)	(251)	(1,381)	(233)	(315)	(2,323)
	(96)	665	963	(130)	(313)	1,089

The derivative assets are included in 'other investments' in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

— UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching;

— US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of default is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and

— Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 215

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued

C3.5 Financial instruments – additional information continued

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Net investment hedges

At 31 December 2015, the Group has designated perpetual subordinated capital securities totalling US$2.8 billion (2014: US$2.8 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,895 million as at 31 December 2015 (2014: £1,789 million). The foreign exchange loss of £104 million (2014: loss of £96 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges or fair value hedges in place.

c Derecognition, collateral and offsetting

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be received as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit.

At 31 December 2015, the Group had lent £5,995 million (2014: £4,578 million) of securities of which £4,687 million (2014: £3,129 million) was lent by the PAC with-profits fund and held cash and securities collateral under such agreements of £6,342 million (2014: £4,887 million) of which £5,002 million (2014: £3,400 million) was held by the PAC with-profits fund.

At 31 December 2015, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £10,076 million (2014: £12,857 million).

In addition, at 31 December 2015, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was £190 million in the form of securities and £10 million in the form of cash (2014: £186 million in the form of securities).

Collateral and pledges under derivative transactions

At 31 December 2015, the Group had pledged £1,622 million (2014: £1,411 million) for liabilities and held collateral of £1,865 million (2014: £2,388 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2015 £m				
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount
Financial assets:					
Derivative assets	2,835	(1,071)	(1,122)	(591)	51
Reverse repurchase agreements	8,591	–	–	(8,591)	–
Total financial assets	11,426	(1,071)	(1,122)	(9,182)	51
Financial liabilities:					
Derivative liabilities	(2,879)	1,071	764	809	(235)
Securities lending	(1,779)	–	189	1,590	–
Repurchase agreements	(200)	–	10	190	–
Total financial liabilities	(4,858)	1,071	963	2,589	(235)

216 Prudential plc Annual Report 2015 www.prudential.co.uk

	31 Dec 2014 £m				
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount
Financial assets:					
Derivative assets	3,271	(1,030)	(1,131)	(824)	286
Reverse repurchase agreements	10,537	–	–	(10,537)	–
Total financial assets	13,808	(1,030)	(1,131)	(11,361)	286
Financial liabilities:					
Derivative liabilities	(2,036)	1,030	391	543	(72)
Securities lending	(1,317)	–	1,317	–	–
Repurchase agreements	(186)	–	–	186	–
Total financial liabilities	(3,539)	1,030	1,708	729	(72)

Notes
(i) The Group has not offset any of the amounts presented in the consolidated statement of financial position.
(ii) Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii) Excludes initial margin amounts for exchange-traded derivatives.

In the tables above, the amounts of assets or liabilities presented in the consolidated statement of financial position are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

d Impairment of financial assets

In accordance with the Group's accounting policy set out in note A3.1j(iii), impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

During the year ended 31 December 2015, net impairment charges of £(35) million (2014: net impairment reversals of £37 million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2015 £m	2014 £m
Available-for-sale debt securities held by Jackson	(19)	(7)
Loans and receivables*	(16)	44
Net (charge) credit for impairment net of reversals	(35)	37

* The impairment (charges) reversals relate to loans held by the UK with-profits fund and mortgage loans held by Jackson.

Impairment recognised on available-for-sale securities amounted to £(19) million (2014: £(7) million) arising from:

	2015 £m	2014 £m
Residential mortgage-backed securities	(8)	(2)
Public fixed income	(2)	–
Other	(9)	(5)
	(19)	(7)

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 217

C: Balance sheet notes continued

C3: Assets and liabilities – classification and measurement continued C3.5 Financial instruments – additional information continued

The impairment recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £19 million (2014: £7 million), the top five individual corporate issuers made up 74 per cent (2014: 76 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in ‘investment return’ in the income statement.

Jackson’s portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash fiows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash fiows and instead, there can be a reasonable range of estimates that could potentially emerge.

With this variability, there could be instances where the projected cash flow shortfall under management’s base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

In 2015, the Group realised gross losses on sales of available-for-sale securities of £85 million (2014: £35 million) with 57 per cent (2014: 68 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £85 million (2014: £ 35 million), £54 million (2014: £5 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3.1j(iii). A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2015, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £673 million (2014: £180 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

218 Prudential plc Annual Report 2015 www.prudential.co.uk

C4: Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1 Movement and duration of liabilities

C4.1(a) Group overview

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m			
	Asia note C4.1(b)	**US** note C4.1(c)	**UK** note C4.1(d)	**Total**
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	–	11,984	12,061
*Group's share of policyholder liabilities of joint ventures**	3,159	–	–	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch†	1,690	–	(1,690)	–
Net flows:				
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders' transfers post-tax	(40)	–	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
As at 31 December 2014 / 1 January 2015	45,022	126,746	154,436	326,204
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	–	10,348	12,450
*Group's share of policyholder liabilities of joint ventures**	4,215	–	–	4,215
Net flows:				
Premiums	7,784	16,699	9,692	34,175
Surrenders	(2,550)	(6,759)	(6,363)	(15,672)
Maturities/Deaths	(1,265)	(1,464)	(6,991)	(9,720)
Net flows	3,969	8,476	(3,662)	8,783
Shareholders' transfers post-tax	(43)	–	(214)	(257)
Investment-related items and other movements	(364)	(3,824)	2,319	(1,869)
Foreign exchange translation differences	194	7,515	14	7,723
At 31 December 2015	48,778	138,913	152,893	340,584
Comprising:				
Policyholder liabilities on the consolidated statement of financial position‡	41,255	138,913	142,350	322,518
Unallocated surplus of with-profits funds on the consolidated statement of financial position§	2,553	–	10,543	13,096
*Group's share of policyholder liabilities of joint ventures**	4,970	–	–	4,970
Average policyholder liability balances				
2015	44,573	132,830	143,219	320,622
2014	38,993	117,079	139,362	295,434

* The Group's investment in joint ventures are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

† On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

‡ The policyholder liabilities of the Asia insurance operations of £41,255 million (2014: £38,705 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million (2014: £1,363 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £42,516 million (2014: £40,068 million).

§ Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 219

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued

C4.1 Movement and duration of liabilities continued

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

ii Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m			
	Asia	US	UK	Total
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:				
Premiums	4,799	15,492	4,951	25,242
Surrenders	(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths	(644)	(1,307)	(2,412)	(4,363)
Net flows[note (a)]	1,937	8,263	(610)	9,590
Investment-related items and other movements	1,859	3,712	4,840	10,411
Foreign exchange translation differences	683	7,360	–	8,043
At 31 December 2014 / 1 January 2015	26,410	126,746	55,009	208,165
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	22,195	126,746	55,009	203,950
Group's share of policyholder liabilities relating to joint ventures	4,215	–	–	4,215
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:				
Premiums	4,793	16,699	3,146	24,638
Surrenders	(2,308)	(6,759)	(3,227)	(12,294)
Maturities/Deaths	(618)	(1,464)	(2,613)	(4,695)
Net flows[note (a)]	1,867	8,476	(2,694)	7,649
Investment-related items and other movements	(121)	(3,824)	509	(3,436)
Foreign exchange translation differences	(312)	7,515	–	7,203
At 31 December 2015[note (b)]	27,844	138,913	52,824	219,581
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	22,874	138,913	52,824	214,611
Group's share of policyholder liabilities relating to joint ventures	4,970	–	–	4,970

Notes

(a) Including net flows of the Group's insurance joint ventures.

(b) Policyholder liabilities relating to shareholder-backed business grew by £11.4 billion from £208.2 billion at 31 December 2014 to £219.6 billion at 31 December 2015. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £7.6 billion in 2015 (2014: £9.6 billion), driven by strong inflows of £8.5 billion in the US and £1.9 billion in Asia, together with a positive £7.2 billion increase from foreign exchange effects following a strengthening of the US dollar.

220 Prudential plc Annual Report 2015 www.prudential.co.uk

iii Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities		Unallocated surplus of with-profits funds
	Gross £m	Reinsurers' share £m	£m
At 1 January 2014	218,185	6,018	12,061
Income and expense included in the income statement and other comprehensive income	23,532	(41)	54
Foreign exchange translation differences	8,321	338	335
At 31 December 2014 / 1 January 2015	250,038	6,315	12,450
Income and expense included in the income statement and other comprehensive income	3,456	342	522
Foreign exchange translation differences	7,259	335	124
At 31 December 2015	260,753	6,992	13,096

iv Reinsurers' share of insurance contract liabilities

	2015 £m				2014 £m
	Asia	US	UK	Total	Total
Insurance contract liabilities	755	5,499	738	6,992	6,315
Claims outstanding	43	711	157	911	852
	798	6,210	895	7,903	7,167

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of £7,903 million at 31 December 2015 (2014: £7,167 million), 90 per cent (2014: 93 per cent) were ceded by the Group's UK and US operations, of which 96 per cent (2014: 95 per cent) of the balances were from reinsurers with Standard & Poor's rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £41 million and £442 million respectively during 2015 (2014: £35 million and £398 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2015 or 2014.

In each of 2015 and 2014, the Group's UK insurance business entered into longevity reinsurance transactions on certain aspects of the UK's annuity liabilities. Further information on these transactions is provided in note B4(b). The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 221

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued

C4.1 Movement and duration of liabilities continued

C4.1(b) Asia insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	–	–	77
*Group's share of policyholder liabilities relating to joint ventures**	–	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch note (b)	1,690	–	–	1,690
Premiums				
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrenders note (d)	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flows note (c)	1,437	733	1,204	3,374
Shareholders' transfers post-tax	(40)	–	–	(40)
Investment-related items and other movements note (e)	1,621	1,336	523	3,480
Foreign exchange translation differences note (a)	689	375	308	1,372
At 31 December 2014 / 1 January 2015	18,612	16,209	10,201	45,022
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	–	–	2,102
*Group's share of policyholder liabilities relating to joint ventures**	–	2,335	1,880	4,215
Premiums				
New business	812	1,322	781	2,915
In-force	2,179	1,496	1,194	4,869
	2,991	2,818	1,975	7,784
Surrenders note (d)	(242)	(2,043)	(265)	(2,550)
Maturities/Deaths	(647)	(88)	(530)	(1,265)
Net flows note (c)	2,102	687	1,180	3,969
Shareholders' transfers post-tax	(43)	–	–	(43)
Investment-related items and other movements note (e)	(243)	(536)	415	(364)
Foreign exchange translation differences note (a)	506	(394)	82	194
At 31 December 2015 note (c)	20,934	15,966	11,878	48,778
Comprising:				
Policyholder liabilities on the consolidated statement of financial position†	18,381	13,355	9,519	41,255
Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	–	–	2,553
*Group's share of policyholder liabilities relating to joint ventures**	–	2,611	2,359	4,970
Average policyholder liability balances‡				
2015	17,446	16,088	11,039	44,573
2014	14,823	14,987	9,183	38,993

* The Group's investment in joint ventures are accounted for on an equity method basis and the Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

† The policyholder liabilities of the with-profits business of £18,381 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million to the Hong Kong with-profits business (2014: £1,363 million). Including this amount the Asia with-profits policyholder liabilities are £19,642 million.

‡ Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.

222 Prudential plc Annual Report 2015 www.prudential.co.uk

Notes

(a) Movements in the year have been translated at the average exchange rates for the year ended 31 December 2015. The closing balance has been translated at the closing spot rates as at 31 December 2015. Differences upon retranslation are included in foreign exchange translation differences.

(b) On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the

Asia insurance operations segment.

(c) Net flows have increased by £595 million to £3,969 million in 2015 compared with £3,374 million in 2014 reflecting increased flows from new business and growth in the in-force books.

(d) The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 8.7 per cent in 2015, lower than the 10.1 per cent recorded in 2014 (based on opening liabilities).

(e) Investment-related items and other movements for 2015 principally represents unrealised losses on bonds and equities, following rising bond yields and lower Asia equity markets in 2015.

ii Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2015 and 2014, taking account of expected future premiums and investment returns:

2015 £m 2014 £m

Policyholder liabilities 41,255 38,705

%%

Expected maturity:

0 to 5 years 23 23

5 to 10 years 20 20

10 to 15 years 17 17

15 to 20 years 12 12

20 to 25 years 9 9

Over 25 years 19 19

iii Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2015, the policyholder liabilities and unallocated surplus for Asia operations of £43.8 billion (2014: £40.8 billion),

net of reinsurance of £798 million (2014: £488 million), excluding joint ventures, comprised the following:

2015 £m 2014 £m

Hong Kong 16,234 13,748

Indonesia 2,361 2,552

Korea 2,810 2,702

Malaysia 3,492 3,713

Singapore 12,022 12,074

Taiwan 2,724 2,569

Other countries 3,367 2,961

Total Asia operations 43,010 40,319

www.prudential.co.uk Annual Report 2015 Prudential plc 223

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued

C4.1 Movement and duration of liabilities continued

C4.1(c) US insurance operations

i Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows[note (b)]	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	–
Investment-related items and other movements[note (c)]	1,963	1,749	3,712
Foreign exchange translation differences[note (a)]	4,728	2,632	7,360
At 31 December 2014 / 1 January 2015	81,741	45,005	126,746
Premiums	12,899	3,800	16,699
Surrenders	(4,357)	(2,402)	(6,759)
Maturities/Deaths	(655)	(809)	(1,464)
Net flows[note (b)]	7,887	589	8,476
Transfers from general to separate account	847	(847)	–
Investment-related items and other movements[note (c)]	(4,351)	527	(3,824)
Foreign exchange translation differences[note (a)]	4,898	2,617	7,515
At 31 December 2015	91,022	47,891	138,913
Average policyholder liability balances*			
2015	86,382	46,448	132,830
2014	73,711	43,368	117,079

* Averages have been based on opening and closing balances.

Notes

(a) Movements in the year have been translated at an average rate of US$1.53/£1.00 (2014: US$1.65/£1.00). The closing balances have been translated at closing rate of US$1.47/£1.00 (2014: US$1.56/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows for the year were £8,476 million compared with £8,263 million in 2014, reflecting continued strong in-flows into the variable annuity business.

(c) Negative investment-related items and other movements in variable annuity separate account liabilities of £4,351 million for 2015 primarily reflects the decreases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £527 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

ii Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2015 and 2014:

	2015			2014		
	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m
Policyholder liabilities	47,891	91,022	138,913	45,005	81,741	126,746
	%	%	%	%	%	%
Expected maturity:						
0 to 5 years	48	43	44	46	48	47
5 to 10 years	26	28	28	27	29	29
10 to 15 years	12	15	14	12	13	13
15 to 20 years	7	8	8	7	6	6
20 to 25 years	4	4	4	4	3	3
Over 25 years	3	2	2	4	1	2

224 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C4.1(d) UK insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	**Unit-linked liabilities** £m	**Annuity and other long-term business** £m	**Total** £m
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:				
Policyholder liabilities	83,853	23,652	27,127	134,632
Unallocated surplus of with-profits funds	11,984	–	–	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branch[note (a)]	(1,690)	–	–	(1,690)
Premiums	2,951	1,405	3,546	7,902
Surrenders	(2,507)	(2,934)	(215)	(5,656)
Maturities/Deaths	(4,344)	(587)	(1,825)	(6,756)
Net flows[note (b)]	(3,900)	(2,116)	1,506	(4,510)
Shareholders' transfers post-tax	(200)	–	–	(200)
Switches	(167)	167	–	–
Investment-related items and other movements	9,637	1,597	3,076	14,310
Foreign exchange translation differences	(90)	–	–	(90)
At 31 December 2014 / 1 January 2015	99,427	23,300	31,709	154,436
Comprising:				
Policyholder liabilities	89,079	23,300	31,709	144,088
Unallocated surplus of with-profits funds	10,348	–	–	10,348
Premiums	6,546	1,115	2,031	9,692
Surrenders	(3,136)	(3,168)	(59)	(6,363)
Maturities/Deaths	(4,378)	(573)	(2,040)	(6,991)
Net flows[note (b)]	(968)	(2,626)	(68)	(3,662)
Shareholders' transfers post-tax	(214)	–	–	(214)
Switches	(189)	189	–	–
Investment-related items and other movements[note (c)]	1,999	579	(259)	2,319
Foreign exchange translation differences	14	–	–	14
At 31 December 2015	100,069	21,442	31,382	152,893
Comprising:				
Policyholder liabilities	89,526	21,442	31,382	142,350
Unallocated surplus of with-profits funds	10,543	–	–	10,543
Average policyholder liability balances*				
2015	89,303	22,371	31,545	143,219
2014	86,467	23,476	29,419	139,362

* Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a) On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with profits business is reported within the Asia insurance operations segment.

(b) Net outflows improved from £4,510 million in 2014 to £3,662 million in 2015, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following the introduction of pension freedoms and lower level of bulks. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.

(c) Investment related items and other movements of £2,319 million mainly reflects investment return earned in the year, attributable to policyholders.

www.prudential.co.uk Annual Report 2015 Prudential plc 225

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued

C4.1 Movement and duration of liabilities continued

ii Duration of liabilities

With the exception of most unitised with-profits bonds and other whole-of-life contracts, the majority of the contracts of the UK insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity or the policy lapsing. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash fiows, on a discounted basis for 2015 and 2014, for insurance contracts, as defined by IFRS:

2015 £m

Annuity business

With-profits business(Insurance contracts) Other Total

Non-profit

annuities

Insurance Investment within Insurance Investments

contracts contracts Total WPSF PRIL Total contracts contracts Total

Policyholder liabilities 35,962 42,736 78,698 10,828 22,092 32,920 14,919 15,813 30,732 142,350

2015%

Expected maturity:

0 to 5 years 40 40 40 33 25 27 37 36 37 36

5 to 10 years 23 27 25 25 21 23 25 23 24 24

10 to 15 years 14 17 16 18 18 18 15 17 16 16

15 to 20 years 9 10 10 11 14 13 9 12 10 11

20 to 25 years 6 4 5 6 10 9 6 6 6 6

over 25 years 8 2 4 7 12 10 8 6 7 7

2014 £m

Policyholder liabilities 38,287 39,084 77,371 11,708 22,186 33,894 15,474 17,349 32,823 144,088

2014%

Expected maturity:

0 to 5 years 40 39 39 31 25 27 37 36 36 36

5 to 10 years 24 26 25 25 22 23 25 22 24 24

10 to 15 years 14 17 16 18 18 18 16 16 16 17

15 to 20 years 9 11 10 11 14 13 10 11 11 11

20 to 25 years 6 5 5 7 9 9 5 8 6 6

over 25 years 7 2 5 8 12 10 7 7 7 6

— The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

— Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

— Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

— For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds,

an assumption is made as to likely duration based on prior experience.

226 Prudential plc Annual Report 2015 www.prudential.co.uk

C4.2 Products and determining contract liabilities

a Asia

Features of products and guarantees

The life insurance products offered by the Group's Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asia operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asia operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. Health and Protection products are commonly offered as supplements to main life policies but can be sold separately.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value or interest rate guarantees, policy renewability and convertibility options.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note C4.2(c) in respect of UK business broadly apply to similar types of participating contracts written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.

The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing.

Cash value and interest rate guarantees are of three types:

Maturity values	Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared regular bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products;
Surrender values	Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values; and
Interest rate guarantees	It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

Whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korea life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korea business has non-linked liabilities and linked liabilities at 31 December 2015 of £625 million and £2,187 million respectively (2014: £596 million and £2,109 million respectively).

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 227

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued C4.2 Products and determining contract liabilities continued

Determining contract liabilities

For the with-profits business, the total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus. Similarly, for the unit-linked business, the attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund.

For the shareholder-backed non-linked business, the future policyholder benefit provisions for Asia businesses in the Group’s IFRS accounts, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis or where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP principles are used as the most appropriate reporting basis.

For the countries which apply local GAAP adjusted to comply, where necessary, with modified statutory basis, the approach to determining the contract liabilities is driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash fiows are valued explicitly using best estimate assumptions.

A risk-based capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

In the Philippines, the local regulator requires insurers to adopt the gross premium valuation method for traditional business from

30 June 2016 onwards. The Company decided to early adopt this requirement for IFRS reporting for the 2015 year end.

For India, Taiwan and, until its sale in 2015, Japan, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions. The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a).

b US

Features of products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US and offers the products discussed below:

i Fixed annuities

Fixed interest rate annuities

At 31 December 2015, fixed interest rate annuities accounted for 9 per cent (2014: 9 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of a fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2015, Jackson had fixed interest rate annuities totalling £12.1 billion (2014: £11.7 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.00 per cent average guaranteed rate (2014: 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate).

Approximately 62 per cent (2014: 57 per cent) of the fixed interest rate annuities Jackson wrote in 2015 provide for a market value adjustment (‘MVA’), that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

228 Prudential plc Annual Report 2015 www.prudential.co.uk

Fixed index annuities
Fixed index annuities accounted for 6 per cent (2014: 6 per cent) of Jackson's policy and contract liabilities at 31 December 2015. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2015, Jackson had fixed index annuities allocated to indexed funds totalling £6.4 billion (2014: £6.3 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.79 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.83 per cent average guarantee rate). At 31 December 2015, Jackson also offered fixed interest accounts on some fixed index annuity products. At 31 December 2015, fixed interest accounts of fixed index annuities totalled £1.9 billion (2014: £1.8 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.52 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate).

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Immediate annuities
At 31 December 2015, immediate annuities accounted for 1 per cent (2014: 1 per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risks are mortality and reinvestment. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

ii Variable annuities
At 31 December 2015, variable annuities accounted for 70 per cent (2014: 69 per cent) of Jackson's policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The primary differences between variable annuities and fixed interest rate or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2015, 6 per cent (2014: 5 per cent) of variable annuity funds were in fixed accounts. Jackson had variable annuity funds in fixed accounts totalling £5.5 billion (2014: £4.4 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate).

Jackson issues variable annuity contracts where it contractually guarantees to the policyholder a return of no less than either, a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), at annuitisation (guaranteed minimum income benefit (GMIB)), upon the depletion of funds (guaranteed minimum withdrawal benefit (GMWB)) or at the end of a specified period (guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 229

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued

C4.2 Products and determining contract liabilities continued

iii Life insurance

Life insurance products accounted for 11 per cent (2014: 12 per cent) of Jackson's policy and contract liabilities at 31 December 2015. Jackson discontinued new sales of life insurance products in 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Excluding the business that is subject to the retrocession treaties at 31 December 2015, Jackson had interest-sensitive life business in force with total account value of £6.1 billion (2014: £5.9 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate (2014: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate).

iv Institutional products

Jackson's institutional products consist of traditional guaranteed investment contracts ('GICs'), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements. At 31 December 2015, institutional products accounted for 3 per cent of policy and contract liabilities (2014: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. The duration of the funding agreements range between one and thirty years. In 2015 and 2014, there were no funding agreements terminable by the policyholder with less than 90 days' notice.

v Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest sensitive life business within the range of minimum guaranteed interest rates as described in notes (i) to (iii) above as at 31 December 2015 and 2014:

	Fixed annuities and the fixed account portion of variable annuities £m		Interest-sensitive life business £m	
Minimum guaranteed interest rate	2015	2014	2015	2014
1.00%	5,563	3,927	–	–
> 1.0% – 2.0%	7,670	7,887	–	–
> 2.0% – 3.0%	9,586	9,365	204	195
> 3.0% – 4.0%	1,263	1,239	2,322	2,265
> 4.0% – 5.0%	1,639	1,567	2,023	1,971
> 5.0% – 6.0%	212	207	1,574	1,514
Total	25,933	24,192	6,123	5,945

Determining contract liabilities

As permissible under IFRS 4 and consistent with the basis explained in note A3.1, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.1(b).

With minor exceptions, all of Jackson's contracts are accounted for as investment contracts as defined for US GAAP purposes by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely:

- Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);
- Any amounts previously assessed against policyholders that are refundable on termination of the contract; and
- Any probable future loss on the contract (ie premium deficiency).

230 Prudential plc Annual Report 2015 www.prudential.co.uk

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following, each of which will be determined based on the best estimate of amounts over the life of the book of contracts without provision for adverse deviation:

- Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;
- Amounts expected to be assessed for contract administration less costs incurred for contract administration;
- Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;
- Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and
- Other expected assessments and credits.

In the case of variable annuity contracts with guaranteed benefits as described above, liabilities for these benefits are accounted for under US GAAP and are valued as described below.

In accordance with US GAAP, the Guaranteed Minimum Death Benefit and the 'for life' portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2015, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.4 per cent (2014: 7.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2015 and 2014 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and 'for life' Guaranteed Minimum Withdrawal Benefit liabilities.

Jackson regularly evaluates estimates used and adjusts the additional Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit and Guaranteed Minimum Withdrawal Benefit 'for life' liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.

Guaranteed Minimum Income Benefits are essentially fully reinsured, subject to a modest deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations. The direct GMIB liability is not considered a derivative instrument under IAS 39 and, as such, an accounting difference arises from this one-sided mark to market.

Guaranteed Minimum Withdrawal Benefit 'not for life' features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value. The change in these guaranteed benefit reserves, along with claim payments and associated fees included in reserves, are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

For Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Income Benefit reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions on implied market volatility for periods ranging from 5 to 10 years, where sufficient market liquidity is assumed to exist, followed by grading to long-term historical volatility levels beyond that point, where such long-term historical volatility levels contain an explicit margin for conservatism.

Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from an AA corporate credit curve as a proxy for Jackson's own credit risk. Other risk margins, particularly for policyholder behaviour and long-term volatility, are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements.

With the exception of the Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit features of variable annuity contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (ie the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 231

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued C4.2 Products and determining contract liabilities continued

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

c UK

Features of products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities. These products are written primarily in:

— One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), Scottish Amicable Insurance Funds (SAIF), and the non-profit sub-fund;

— Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or

— Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i With-profits products and PAC with-profits sub-fund

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

The WPSF held a provision of £47 million at 31 December 2015 (2014: £50 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘regular’ and ‘final’. Regular bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike regular bonuses, final bonuses are guaranteed only until the next bonus declaration.

The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates.

A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Further details on the determination of the two types of the bonuses: ‘regular’ and ‘final’ are provided below.

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated regular bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

When target bonus levels change the PAC Board of Directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, PAC retains the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised. The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

— The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and by the surrender bases for conventional with-profits business; and

— For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

— Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined;

— Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board of Directors to exercise significant judgement; and

— Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

232 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Key assumptions

As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

Prudential's approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business and is also consistent with the requirements of the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

The principles contain an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. Its purpose is therefore to:

— Explain the nature and extent of the discretion available;
— Show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and
— Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

— A Chief Actuary who provides the PAC Board with all actuarial advice;
— A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the Principles and Practices of Financial Management and the manner in which any conflicting interests have been addressed; and
— A With-Profits Committee of independent individuals, which assesses the degree of compliance with the Principles and Practices of Financial Management and the manner in which conflicting rights have been addressed.

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2015 £m	2014 £m
Net income of the fund:		
Investment return	3,130	8,958
Claims incurred	(6,745)	(6,115)
Movement in policyholder liabilities	(1,307)	(4,366)
Add back policyholder bonuses for the year (as shown below)	1,943	1,812
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(6,109)	(8,669)
Earned premiums, net of reinsurance	6,507	3,007
Other income	210	72
Acquisition costs and other expenditure	(1,318)	(961)
Share of profits from investment joint ventures	53	129
Tax charge	(148)	(440)
Net income of the fund before movement in unallocated surplus	2,325	2,096
Movement in unallocated surplus	(168)	(84)
Surplus for distribution	2,157	2,012
Surplus for distribution allocated as follows:		
90% policyholders' bonus (as shown above)	1,943	1,812
10% shareholders' transfers	214	200
	2,157	2,012

www.prudential.co.uk Annual Report 2015 Prudential plc 233

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus continued C4.2 Products and determining contract liabilities continued ii Annuity business

Prudential’s conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Price Index (RPI) in the majority of cases.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select a ‘required smoothed return’ bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits ie in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £412 million was held in SAIF at

31 December 2015 (2014: £549 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

iv Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

Determining contract liabilities i Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including in particular mortality, expenses, tax, economic assumptions and, where applicable, persistency.

For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.

The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the non-profit annuities within PAC and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the lower of the rental yield and the redemption yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

234 Prudential plc Annual Report 2015 www.prudential.co.uk

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA's rules for the determination of reserves on the PRA's 'realistic' Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The PRA's Peak 2 calculation under the realistic regime requirement is explained further in note A3.1(d) under the UK regulated with-profits section.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. Further details on credit risk allowance are provided in note B4(c).

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business.

New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2014 model was used to produce the 2015 results and the CMI 2012 model was used to produce the 2014 results; both calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the tables and range of percentages used are set out below:

	CMI Model, with calibration to reflect future mortality improvements		Non-profit annuities within the WPSF		PRIL	
			Males	Females	Males	Females
2015	CMI 2014	For males: with a long-term improvement rate of 2.25% pa For females: with a long-term improvement rate of 1.50% pa	95% – 97% PCMA00	91% – 103% PCFA00	93% PCMA00	83% – 96% PCFA00
2014	CMI 2012	For males: with a long-term improvement rate of 2.25% pa For females: with a long-term improvement rate of 1.50% pa	93% – 99% PCMA00	89% – 101% PCFA00	91% – 95% PCMA00	84% – 98% PCFA00

For annuities in deferment, the tables used by both the non-profit annuities within the WPSF and PRIL were AM92 – 4 years (Males) and AF92 – 4 years (Females) for 2015 and 2014.

iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

v Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels of credit risk in 2015 and 2014. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(b).

Other assumption changes

The effect of other assumption changes for the shareholder-backed business is set out in note B4(b).

For the with-profits sub-fund, the aggregate effect of assumption changes in 2015 was a net charge to unallocated surplus of £114 million (2014: net charge of £86 million).

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 235

C: Balance sheet notes continued

C5: Intangible assets

C5.1 Intangible assets attributable to shareholders

a Goodwill attributable to shareholders

	2015 £m	2014 £m
Cost		
At beginning of year	1,583	1,581
Disposal of Japan life business	(120)	–
Additional consideration paid on previously acquired business	2	–
Exchange differences	(2)	2
At end of year	1,463	1,583
Aggregate impairment	–	(120)
Net book amount at end of year	1,463	1,463

Goodwill attributable to shareholders comprises:

	2015 £m	2014 £m
M&G	1,153	1,153
Other	310	310
	1,463	1,463

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 related to the goodwill held by the Japan life business, prior to its sale in February 2015.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating units' carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note 13. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

M&G

The recoverable amount for the M&G cash-generating units has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan;

ii The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2014: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data;

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2014: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2014: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G; and

iv That asset management contracts continue on similar terms. Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

236 Prudential plc Annual Report 2015 www.prudential.co.uk

b Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2015 £m	2014 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	6,948	5,840
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	74	87
	7,022	5,927
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	45	59
Distribution rights and other intangibles	1,355	1,275
	1,400	1,334
Total of deferred acquisition costs and other intangible assets	8,422	7,261

	2015 £m						2014 £m
	Deferred acquisition costs						
	Asia	US	UK	Asset management	PVIF and other intangibles*	Total	Total
Balance at 1 January	650	5,177	83	17	1,334	7,261	5,295
Additions	265	734	10	–	181	1,190	1,768
Amortisation to the income statement:†							
Operating profit	(138)	(516)	(12)	(5)	(91)	(762)	(696)
Non-operating profit	–	93	–	–	–	93	653
	(138)	(423)	(12)	(5)	(91)	(669)	(43)
Disposals and transfers	–	–	–	–	(8)	(8)	(6)
Exchange differences and other movements	4	323	–	–	(16)	311	334
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income†	–	337	–	–	–	337	(87)
Balance at 31 December	781	6,148	81	12	1,400	8,422	7,261

* PVIF and other intangibles include amounts in relation to software rights with additions of £34 million, amortisation of £29 million and a balance at 31 December 2015 of £71 million.

† Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of Jackson's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits. The amounts included in the income statements and Other Comprehensive Income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and Other Comprehensive Income by reference to the underlying items.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time.

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2015 £m	2014 £m
Variable annuity business	5,713	5,002
Other business	703	759
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(268)	(584)
Total DAC for US operations	6,148	5,177

* Consequent upon the negative unrealised valuation movement in 2015 of £1,305 million (2014: positive unrealised valuation movement of £956 million), there is a gain of £337 million (2014: a charge of £87 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2015, the cumulative shadow DAC balance as shown in the table above was negative £268 million (2014: negative £584 million).

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 237

C: Balance sheet notes continued

C5: Intangible assets continued

C5.1 Intangible assets attributable to shareholders continued

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson’s variable annuity products are also amortised in line with the emergence of profits. The measurement of amortisation depends on historical and expected future gross profits which include fees (including those for guaranteed minimum death, income, or withdrawal benefits) as well as components related to mortality, lapse and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) Jackson applies a mean reversion technique for its amortisation of deferred acquisition costs against projected gross profits. This technique is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion technique achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the 7.4 per cent long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises: i A core amount that reflects a relatively stable proportion of underlying premiums or profit; and ii An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2015, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £2 million (2014: charge for accelerated amortisation of £13 million). The 2015 amount primarily reflects the offsetting impacts of the separate account performance of negative 2 per cent, which is lower than the assumed level for the year, and the effect of releasing the 2012 fund returns of 11 per cent from the mean reversion formula.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2016, it would take approximate movements in separate account values of more than either negative 17 per cent or positive 67 per cent for the mean reversion assumption to move outside the corridor.

238 Prudential plc Annual Report 2015 www.prudential.co.uk

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movements in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2015 £m		2014 £m	
	Insurance contracts	Investment management note (i)	Insurance contracts	Investment management note (i)
DAC at 1 January	5,840	87	4,684	96
Additions	1,007	3	895	8
Amortisation	(566)	(16)	33	(17)
Exchange differences	330	–	315	–
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale [note (i)]	337	–	(87)	–
DAC at 31 December	6,948	74	5,840	87

Note

(i) All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2015 £m	2014 £m
Gross amount	144	234
Accumulated amortisation	(70)	(147)
Net book amount	74	87

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2015 £m				2014 £m			
		Other intangibles				Other intangibles		
	PVIF note (i)	Distribution rights note (ii)	Other intangibles (including software) note (iii)	Total	PVIF note (i)	Distribution rights	Other intangibles (including software) note (iii)	Total
At 1 January								
Cost	222	1,269	238	1,729	221	458	203	882
Accumulated amortisation	(163)	(82)	(150)	(395)	(154)	(66)	(147)	(367)
	59	1,187	88	1,334	67	392	56	515
Additions	–	139	42	181	–	808	57	865
Amortisation charge	(8)	(50)	(33)	(91)	(9)	(24)	(26)	(59)
Disposals	–	(8)	–	(8)	–	(6)	(0)	(6)
Exchange differences and other movements	(6)	(10)	–	(16)	1	17	1	19
At 31 December	45	1,258	97	1,400	59	1,187	88	1,334
Comprising:								
Cost	209	1,387	278	1,874	222	1,269	238	1,729
Accumulated amortisation	(164)	(129)	(181)	(474)	(163)	(82)	(150)	(395)
	45	1,258	97	1,400	59	1,187	88	1,334

Notes

(i) All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.

(ii) Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

(iii) Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 239

C: Balance sheet notes continued

C5: Intangible assets continued

C5.2 Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2015 £m	2014 £m
At 1 January	186	177
Additions in the year	–	10
Impairment	–	–
Exchange differences	(1)	(1)
At 31 December	185	186

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments of the PAC with-profits fund which are managed by M&G for which the goodwill is shown in the table above. Goodwill is tested for impairment of these investments by comparing the investment's carrying value including goodwill with its recoverable amount (fair value less costs to sell).

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2015 £m	2014 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund[note (i)]	3	3
Distribution rights attributable to with-profits funds of the Asia insurance operations[note (ii)]	27	47
Computer software attributable to with-profits funds	20	11
	50	61

Notes

(i) The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profits contracts are accounted for under the UK regulatory 'realistic basis', no deferred acquisition costs are established for this type of business.

(ii) Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

240 Prudential plc Annual Report 2015 www.prudential.co.uk

C6: Borrowings

C6.1 Core structural borrowings of shareholder-financed operations

	2015 £m	2014 £m
Holding company operations:		
US$1,000m 6.5% Notes	678	641
US$250m 6.75% Notes[note (v)]	170	160
US$300m 6.5% Notes[note (v)]	203	193
US$700m 5.25% Notes[note (v)]	472	444
US$550m 7.75% Notes[note (v)]	372	351
Perpetual Subordinated Capital Securities[note (i)]	1,895	1,789
€20m Medium Term Notes 2023[note (vi)]	15	16
£435m 6.125% Notes 2031	430	429
£400m 11.375% Notes 2039	393	391
£600m 5% Notes 2055[note (iv)]	590	–
£700m 5.7% Notes 2063	695	695
Subordinated Notes	2,123	1,531
Subordinated debt total	4,018	3,320
Senior debt:[note (ii)]		
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,567	3,869
Prudential Capital bank loan[note (iii)]	275	275
Jackson US$250m 8.15% Surplus Notes 2027[note (vii)]	169	160
Total (per consolidated statement of financial position)	5,011	4,304

Notes

(i) The Group has designated all US$2.8 billion (2014: US$2.8 billion) of its subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii) The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12-month £LIBOR plus 0.40 per cent.

(iv) In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due in 2055. The proceeds net of discount adjustment and costs, were £590 million.

(v) These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(vi) The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three-month £LIBOR plus 1.2 per cent.

(vii) Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2 Other borrowings

a Operational borrowings attributable to shareholder-financed operations

	2015 £m	2014 £m
Commercial Paper	1,107	1,704
Medium Term Notes 2015	–	300
Medium Term Notes 2018[note (i)]	598	–
Borrowings in respect of short-term fixed income securities programmes[note (ii)]	1,705	2,004
Non-recourse borrowings of US operations	–	19
Bank loans and overdrafts	10	6
Obligations under finance leases	4	4
Other borrowings[note (iii)]	241	230
Other borrowings	255	240
Total[note (ii),(iv)]	1,960	2,263

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 241

C: Balance sheet notes continued

C6: Borrowings continued

C6.2 Other borrowings continued

Notes

(i) In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2015 which will mature in October 2016. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) In January and November 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £299 million for the January 2015 issue and £299 million for the November 2015 issue.

(iii) Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(iv) In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

b Borrowings attributable to with-profits operations

	2015 £m	2014 £m
Non-recourse borrowings of consolidated investment funds*	1,158	924
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	74	69
Total	1,332	1,093

* In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
† The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3 Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group's borrowings as recognised in the statement of financial position:

	Shareholder-financed operations				With-profits operations	
	Core structural borrowings		Operational borrowings		Borrowings	
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Less than 1 year	–	–	1,293	2,153	137	119
1 to 2 years	275	–	–	9	226	50
2 to 3 years	–	275	598	1	168	65
3 to 4 years	–	–	–	–	36	74
4 to 5 years	–	–	–	65	32	31
Over 5 years	4,736	4,029	69	35	733	754
Total	5,011	4,304	1,960	2,263	1,332	1,093

C7: Risk and sensitivity analysis

C7.1 Group overview

The Group's risk framework and the management of the risk including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of Group Chief Risk Officer's report on the risks facing our business and how these are managed.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how these are managed are discussed in the Group Chief Risk Officer's report.

The most significant items for which the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

242 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	
Asia insurance operations (see also section C7.2)				
All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	
Non-participating business	Asset/liability mismatch risk			
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements		
	Interest rate and price risk			
US insurance operations (see also section C7.3)				
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features		
Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments
UK insurance operations (see also section C7.4)				
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G	
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
	Asset/liability mismatch risk			
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital Interest rate risk for assets in excess of liabilities, ie assets representing shareholder capital			Mortality experience and assumptions for longevity

www.prudential.co.uk
Annual Report 2015 Prudential plc 243

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued C7.1 Group overview continued

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions:

— Financial risk factors; and

— Non-financial risk factors.

Correlation across risk factors:

— Longevity risk;

— Expenses;

— Persistency; and

— Other risks.

The effect of diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.

C7.2 Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

i Sensitivity to risks other than foreign exchange risk

With-profits business

Similar principles to those explained for UK with-profits business in note C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business

Interest rate risk

Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

244 Prudential plc Annual Report 2015 www.prudential.co.uk

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2015, 10-year government bond rates vary from territory to territory and range from 1.0 per cent to 8.9 per cent (2014: 1.6 per cent to 8.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1.0 per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m		2014 £m	
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	185	(339)	(54)	(137)
Related deferred tax (where applicable)	(34)	59	(5)	24
Net effect on profit and shareholders' equity	151	(280)	(59)	(113)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. The low interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (31 December 2015: £840 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuations component of the Group's segmental analysis of profit before tax, at 31 December 2015 and 2014 would be as follows:

	2015 £m		2014 £m	
	Decrease		Decrease	
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(169)	(85)	(187)	(93)
Related deferred tax (where applicable)	21	10	23	11
Net effect on profit and shareholders' equity	(148)	(75)	(164)	(82)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would be decreased by approximately £43 million (2014: £40 million). Mortality and morbidity have a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 245

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

C7.2 Asia insurance operations continued

ii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2015, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates	
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders	(94)	(111)	115	135
Profit for the year	(79)	(95)	97	117
Shareholders' equity, excluding goodwill, attributable to Asia operations	(367)	(315)	449	384

C7.3 US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson's results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 92 per cent (2014: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, variable annuity fixed account deposits and guarantees, life business and surplus and 8 per cent (2014: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk	— related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and — related to meeting contractual accumulation requirements in fixed index annuity contracts.
Interest rate risk	— related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates; — related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sharp and sustained fall in interest rates in conjunction with a fall in equity markets; — related to the surrender value guarantee features attached to the Company's fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and — the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

246 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 247

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks.

These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain Guaranteed Minimum Withdrawal Benefit variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial

Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1 value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative Purpose

Interest rate swaps These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Swaption contracts These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Equity index futures contracts

and equity index options

These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Cross-currency swaps Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging

Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current

‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

C7.3 US insurance operations continued

i Sensitivity to equity risk

At 31 December 2015 and 2014, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2015	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	70,732	2,614	65.3 years	
GMWB – Premium only	0%	1,916	56		
GMWB*	0-5%†	229	23		
GMAB – Premium only	0%	45	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		7,008	587	65.4 years	
GMWB – Highest anniversary only		2,025	202		
GMWB*		698	101		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	4,069	640	68.3 years	
GMIB‡	0-6%	1,422	518		0.5 years
GMWB*	0-8%†	63,924	7,758		

31 December 2014	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	64,344	1,463	65.0 years	
GMWB – Premium only	0%	2,151	32		
GMWB*	0-5%†	264	17		
GMAB – Premium only	0%	53	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		6,581	193	65.0 years	
GMWB – Highest anniversary only		2,131	85		
GMWB*		830	58		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	3,978	302	67.5 years	
GMIB‡	0-6%	1,595	360		1.4 years
GMWB*	0-8%†	57,323	2,033		

* Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

† Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.

‡ The GMIB reinsurance guarantees are essentially fully reinsured.

248 Prudential plc Annual Report 2015 www.prudential.co.uk

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2015 £m	2014 £m
Mutual fund type:		
Equity	55,488	50,071
Bond	11,535	11,139
Balanced	13,546	12,901
Money market	832	675
Total	81,401	74,786

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2015, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2015 £m				2014 £m			
	Decrease		Increase		Decrease		Increase	
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	738	259	(86)	(128)	360	130	8	(25)
Related deferred tax effects	(258)	(91)	30	45	(126)	(46)	(3)	9
Net sensitivity of profit after tax and shareholders' equity	480	168	(56)	(83)	234	84	5	(16)

Note

The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2015 and 2014.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk

Annual Report 2015 Prudential plc 249

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

C7.3 US insurance operations continued

ii Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than 'for life' components) are accounted for as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m				2014 £m			
	Decrease		Increase		Decrease		Increase	
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:								
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,776)	(847)	628	1,120	(1,398)	(690)	494	875
Related effect on charge for deferred tax	621	296	(220)	(392)	489	242	(173)	(306)
Net profit effect	(1,155)	(551)	408	728	(909)	(448)	321	569
Other comprehensive income:								
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,167	1,782	(1,782)	(3,167)	2,979	1,663	(1,663)	(2,979)
Related effect on movement in deferred tax	(1,108)	(624)	624	1,108	(1,043)	(582)	582	1,043
Net effect	2,059	1,158	(1,158)	(2,059)	1,936	1,081	(1,081)	(1,936)
Total net effect on shareholders' equity	904	607	(750)	(1,331)	1,027	633	(760)	(1,367)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2015, the average and closing rates were US$1.53 (2014: US$1.65) and US$1.47 (2014: US$1.56) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates	
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders[note]	(109)	(23)	133	29
Profit for the year	(87)	(23)	107	28
Shareholders' equity attributable to US insurance operations	(378)	(370)	462	452

Note

Sensitivity on profit (loss) before tax, ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

250 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 251

iv Other sensitivities

Total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

——Growth in the size of assets under management covering the liabilities for the contracts in force;

——Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;

——Spread returns for the difference between investment returns and rates credited to policyholders; and

——Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson,

industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense,

mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and Guaranteed

Minimum Death Benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum

Withdrawal Benefit product features. In the absence of hedging, equity and interest rate movements can both cause a loss directly and cause an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2015 was

7.4 per cent (2014: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

——Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs.

This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and

——The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

C7.4 UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of Prudential Retirement Income Limited and the Prudential Assurance Company non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business

SAIF

Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses,

and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period-to-period performance. However, over multiple periods, it is important as it may affect future expected shareholder transfers.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Prudential plc Annual Report 2015 www.252 prudential.co.uk

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

C7.4 UK insurance operations continued

Shareholder-backed annuity business

The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions,

and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders’ equity. This shareholders’ equity comprises the net assets held within the long-term fund of the Company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

——The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;

——Actual versus expected default rates on assets held;

——The difference between long-term rates of return on corporate bonds and risk-free rates;

——The variance between actual and expected mortality experience;

——The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and

——Changes in renewal expense levels.

In addition, the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £67 million (2014: £94 million).

A decrease in credit default assumptions of five basis points would increase pre-tax profit by £176 million (2014: £190 million).

A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £35 million

(2014: £30 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £115 million (2014: £101 million).

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death.

The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins

(for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are,

except annuity business, not generally exposed to interest rate risk. At 31 December 2015 annuity liabilities accounted for 98 per cent

(2014: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk.

However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2015 £m				2014 £m			
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	10,862	4,812	(3,935)	(7,219)	11,559	5,063	(4,085)	(7,457)
Policyholder liabilities	(8,738)	(3,909)	3,208	5,872	(9,550)	(4,250)	3,454	6,297
Related deferred tax effects	(402)	(172)	138	257	(402)	(163)	126	232
Net sensitivity of profit after tax and shareholders' equity	1,722	731	(589)	(1,090)	1,607	650	(505)	(928)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2015 £m		2014 £m	
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(327)	(163)	(347)	(173)
Related deferred tax effects	66	33	75	37
Net sensitivity of profit after tax and shareholders' equity	(261)	(130)	(272)	(136)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5 Asset management and other operations

a Asset management

i Sensitivities to foreign exchange risk

Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £11 million and £38 million respectively (2014: £9 million and £33 million, respectively).

ii Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2015 by asset management operations were £2,204 million (2014: £2,293 million), the majority of which are held by the Prudential Capital's operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

b Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 253

C: Balance sheet notes continued

C8: Tax assets and liabilities

C8.1 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities	
	2015 £m	2014 £m	2015 £m	2014 £m
Unrealised losses or gains on investments	21	83	(1,036)	(1,697)
Balances relating to investment and insurance contracts	1	4	(543)	(499)
Short-term temporary differences	2,752	2,607	(2,400)	(2,065)
Capital allowances	10	9	(31)	(30)
Unused deferred tax losses	35	62		–
Total	2,819	2,765	(4,010)	(4,291)

The deferred tax asset at 31 December 2015 and 2014 arises in the following parts of the Group:

	2015 £m	2014 £m
Asia insurance operations	66	84
US insurance operations	2,448	2,343
UK insurance operations		
SAIF	1	–
PAC with-profits fund (including non-profit annuity business)	83	71
Other	48	61
Other operations	173	206
Total	2,819	2,765

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2015 results and financial position at 31 December 2015 the possible tax benefit of approximately £98 million (2014: £110 million), which may arise from capital losses valued at approximately £0.5 billion (2014: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £52 million (2014: £47 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (2014: £0.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £36 million will expire within the next seven years. Of the remaining losses, £1 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses	
	2015 £m	Expected period of recoverability	2015 £m	Expected period of recoverability
Asia insurance operations	34	1 to 3 years	30	3 to 5 years
US insurance operations	2,433	With run-off of in-force book	–	–
UK insurance operations	128	1 to 10 years	–	–
Other operations	157	1 to 10 years	5	1 to 3 years
Total	2,752		35	

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

The reduction in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020 was substantively enacted on 26 October 2015 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2015 by £17 million and the effects of these changes are reflected in the financial statements for the year ended 31 December 2015.

254 Prudential plc Annual Report 2015 www.prudential.co.uk

C8.2 Current tax

Of the £477 million (2014: £117 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability decreased to £325 million (2014: £617 million) reflecting accelerated tax payments in the US insurance operations during the year.

C9: Defined benefit pension schemes

a Background and summary economic and IAS 19 financial positions

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2014: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies the principles of IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2015 £m					2014 £m				
	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	969	(82)	75	(1)	961	840	(144)	60	(1)	755
Less: unrecognised surplus[note (i)]	(800)	–	–	–	(800)	(710)	–	–	–	(710)
Economic surplus (deficit) (including investment in Prudential insurance policies)	169	(82)	75	(1)	161	130	(144)	60	(1)	45
Attributable to:										
PAC with-profits fund	118	(33)	–	–	85	91	(72)	–	–	19
Shareholder-backed operations	51	(49)	75	(1)	76	39	(72)	60	(1)	26
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies[note (iii)]	–	–	(77)	–	(77)	–	–	(132)	–	(132)
IAS 19 pension asset (liability) on the Group statement of financial position[note (iv)]	169	(82)	(2)	(1)	84	130	(144)	(72)	(1)	(87)

Notes

(i) For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

(ii) The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders' fund as at 31 December 2015 (2014: approximately 50/50).

(iii) The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.

(iv) At 31 December 2015, the PSPS pension asset of £169 million (2014: £130 million) and the other schemes' pension liabilities of £85 million (2014: £217 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

www.prudential.co.uk

Annual Report 2015 Prudential plc 255

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Prudential plc Annual Report 2015 www.256 prudential.co.uk

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

a Background and summary economic and IAS 19 financial positions continued

Triennial actuarial valuations

The last completed actuarial valuation of PSPS was as at 5 April 2014 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson

Limited. This valuation was finalised in the first half of 2015 and demonstrated the scheme to be 107 per cent funded by reference to the

Scheme Solvency Target that forms the basis of the scheme’s funding objective. The contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £6 million per annum for ongoing service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The last completed actuarial valuation of SASPS was as at 31 March 2014 by Jonathan Seed, Fellow of the Institute of Actuaries,

of Xafinity Consulting Limited. This valuation was finalised in the first half of 2015 and demonstrated the scheme to be 78 per cent funded. It has been agreed with the Trustees that the level of deficit funding be increased from the previous level of £13.1 million per annum to £21.0 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme’s funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

The last completed actuarial valuation of M&GGPS was as at 31 December 2014 by Paul Belok, Fellow of the Institute of Actuaries,

of AON Hewitt Limited. This valuation was finalised in the second half of 2015 and demonstrated the scheme to be 98.6 per cent funded.

It has been agreed with the Trustees that no deficit funding is required from 1 January 2016. Deficit funding of £9.3 million was paid in

2015 (2014: £18.6 million).

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

For PSPS, the market value of the scheme assets as at the 5 April 2014 valuation was £6,165 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2014 valuation were as follows.

%

Rate of increase in salaries Nil

Rate of inflation:

Retail Prices Index (RPI) 3.5

Consumer Prices Index (CPI) 2.8

Rate of increase of pensions in payment for inflation:

Guaranteed (maximum 5%) 2.8

Guaranteed (maximum 2.5%) 2.5

Discretionary Nil

Expected returns on plan assets 3.3

Mortality assumptions:

The tables used for PSPS pensions in payment at 5 April 2014 were:

Base post-retirement mortality

For current male (female) pensioners 113% (108%) of the mortality rates of the 2000 series mortality tables (PNMA00/PNFA00),

published by the Continuous Mortality Investigation Bureau (CMI).

For male (female) non-pensioners 107% (92%) of the 2000 series rates (PNMA00/PNFA00).

Allowance for future improvements to post-retirement mortality

For males (females) up to 2009 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% pa (1.25% pa) up to age 90, decreasing linearly to zero by age 120. From 2010 onwards, in line with the CMI’s 2009 projection model with a long-term rate of 1.75% pa (1.50% pa), and minor scheme-specific calibrations.

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks, the most significant of which are interest rate and investment risk, inflation risk and mortality risk.

Corporate governance
The Group's UK pension schemes are regulated by 'The Pension Regulator' in accordance with the Pension Act 1995. Trustees have been appointed for each pension scheme and they have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules.

All three of the Group's UK defined benefit pension schemes (the PSPS, SASPS and M&GGPS) are final salary schemes, which are closed to new entrants.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. The Trustee consults the Principal Employer, the Prudential Assurance Company, on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The Trustee of each of the schemes manages the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members.

The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. As at 31 December 2015, the nominal value of the interest and inflation-linked swaps amounted to £0.7 billion (2014: £0.8 billion) and £3.4 billion (2014: £3.0 billion) respectively. The SASPS and M&GGPS use very limited or no derivatives to manage their risks.

b Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2015 %	2014 %
Discount rate*	3.8	3.5
Rate of increase in salaries	3.0	3.0
Rate of inflation†		
Retail prices index (RPI)	3.0	3.0
Consumer prices index (CPI)	2.0	2.0
Rate of increase of pensions in payment for inflation:		
PSPS:		
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.0	3.0

* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
† The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. The allowance made is in line with a custom calibration and was updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). For the PSPS immediate annuities in payment, in 2015 and 2014, a long-term improvement rate of 1.75 per cent per annum and 1.25 per cent per annum were applied for males and females, respectively.

c Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2015, the investments in Prudential insurance policies comprise £125 million (2014: £131 million) for PSPS and £77 million (2014: £132 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 257

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

c Estimated pension scheme surpluses and deficits continued

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2015 £m				
	Surplus (deficit) in schemes at 1 Jan 2015	(Charge) credit to income statement or other comprehensive income	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2015
All schemes					
Underlying position (without the effect of IFRIC 14)					
Surplus	755	36	115	55	961
Less: amount attributable to PAC with-profits fund	(525)	(38)	(78)	(17)	(658)
Shareholders' share:					
Gross of tax surplus (deficit)	230	(2)	37	38	303
Related tax	(46)	–	(7)	(7)	(60)
Net of shareholders' tax	184	(2)	30	31	243
Application of IFRIC 14 for the derecognition of PSPS surplus					
Derecognition of surplus	(710)	(26)	(64)	–	(800)
Less: amount attributable to PAC with-profits fund	506	18	49	–	573
Shareholders' share:					
Gross of tax deficit	(204)	(8)	(15)	–	(227)
Related tax	41	1	3	–	45
Net of shareholders' tax	(163)	(7)	(12)	–	(182)
With the effect of IFRIC 14					
Surplus	45	10	51	55	161
Less: amount attributable to PAC with-profits fund	(19)	(20)	(29)	(17)	(85)
Shareholders' share:					
Gross of tax surplus (deficit)	26	(10)	22	38	76
Related tax	(5)	2	(4)	(7)	(14)
Net of shareholders' tax	21	(8)	18	31	62

Underlying investments of the schemes

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 31 December comprise the following investments:

	2015				2014			
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities								
UK	126	70	196	3	126	86	212	2
Overseas	151	329	480	6	143	317	460	6
Bonds								
Government	4,795	427	5,222	67	5,078	440	5,518	68
Corporate	970	145	1,115	14	931	117	1,048	13
Asset-backed securities	135	21	156	2	197	26	223	3
Derivatives	183	(5)	178	2	159	(13)	146	2
Properties	70	62	132	2	93	57	150	2
Other assets	298	42	340	4	270	40	310	4
Total value of assets†	6,728	1,091	7,819	100	6,997	1,070	8,067	100

* 93 per cent of the bonds are investment grade (2014: 94 per cent).

† 98 per cent of the total value of the scheme assets are derived from quoted prices in an active market. None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2015 of £7,617 million (2014: £7,804 million) is different from the economic basis plan assets of £7,819 million (2014: £8,067 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £202 million (2014: £263 million) comprising £125 million for PSPS (2014: £131 million) and £77 million for the M&G scheme (2014: £132 million).

258 Prudential plc Annual Report 2015 www.prudential.co.uk

The movements in the IAS 19 pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	Plan assets	Present value of benefit obligations note (i)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies note (ii)	IAS 19 basis net surplus (deficit)
2015 £m							
Net deficit, beginning of year	8,067	(7,312)	755	(710)	45	(132)	(87)
Current service cost		(36)	(36)		(36)		(36)
Past service cost		48	48		48		48
Net interest on net defined benefit liability (asset)	278	(250)	28	(26)	2	(5)	(3)
Administration expenses	(5)		(5)		(5)		(5)
Benefit payments	(301)	301	–		–		–
Employers' contributions note (iii)	56		56		56		56
Employees' contributions	2	(2)	–		–		–
Actuarial gains and losses note (iv)	(278)	393	115	(64)	51	6	57
Settlements or curtailments	–	–	–	–	–	–	–
Transfer out of investment in Prudential insurance policies	–	–	–	–	–	54	54
Net surplus (deficit), end of year	7,819	(6,858)	961	(800)	161	(77)	84
2014 £m							
Net deficit, beginning of year	6,944	(6,298)	646	(602)	44	(114)	(70)
Current service cost		(30)	(30)		(30)		(30)
Past service cost		(4)	(4)		(4)		(4)
Net interest on net defined benefit liability (asset)	301	(272)	29	(26)	3	(5)	(2)
Administration expenses	(6)	–	(6)		(6)		(6)
Benefit payments	(266)	266	–		–		–
Employers' contributions note (iii)	55	–	55		55		55
Employees' contributions	2	(2)	–		–		–
Actuarial gains and losses note (iv)	1,037	(975)	62	(82)	(20)	(4)	(24)
Settlements or curtailments	–	3	3	–	3	–	3
Transfer into investment in Prudential insurance policies	–	–	–	–	–	(9)	(9)
Net surplus (deficit), end of year	8,067	(7,312)	755	(710)	45	(132)	(87)

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 259

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

c Estimated pension scheme surpluses and deficits continued

Notes

(i) Maturity profile of the benefit obligations
The weighted average duration of the benefit obligations of the schemes is 18.2 years (2014: 18.4 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes £m						
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2015	240	1,045	1,554	1,688	1,711	8,791	15,029
2014	237	1,012	1,538	1,704	1,736	9,256	15,483

(ii) The adjustments for investments in Prudential insurance policies are consolidation adjustments for intragroup assets and liabilities with no impact to operating results.
(iii) Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2016 amounts to £45 million (2015: £45 million).
(iv) The actuarial gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2015 £m	2014 £m
Actuarial and other gains and losses		
Return on the scheme assets less amount included in interest income	(278)	1,037
Losses on changes in demographic assumptions	(3)	(9)
Gains (losses) on changes in financial assumptions	371	(939)
Experience gains (losses) on scheme liabilities	25	(27)
	115	62
Effect of derecognition of PSPS surplus	(64)	(82)
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	6	(4)
	57	(24)

d Sensitivity of the pension scheme liabilities to key variables

The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis	2015	2014
	2015	2014				
Discount rate	3.8%	3.5%	Decrease by 0.2%	Increase in scheme liabilities by:		
				PSPS	3.3%	3.4%
				Other schemes	5.0%	5.2%
Discount rate	3.8%	3.5%	Increase by 0.2%	Decrease in scheme liabilities by:		
				PSPS	3.1%	3.2%
				Other schemes	4.6%	4.9%
Rate of inflation	3.0%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:		
	2.0%	2.0%	CPI: Decrease by 0.2%	PSPS	0.5%	0.6%
			with consequent reduction in salary increases	Other schemes	4.0%	4.2%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:		
				PSPS	3.2%	3.3%
				Other schemes	2.8%	3.0%

260 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C10: Share capital, share premium and own shares

Issued shares of 5p each fully paid	2015 Number of ordinary shares	2015 Share capital £m	2015 Share premium £m	2014 Number of ordinary shares	2014 Share capital £m	2014 Share premium £m
At 1 January	2,567,779,950	128	1,908	2,560,381,736	128	1,895
Shares issued under share-based schemes	4,675,008	–	7	7,398,214	–	13
At 31 December	2,572,454,958	128	1,915	2,567,779,950	128	1,908

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2015, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range from	Share price range to	Exercisable by year
31 December 2015	8,795,617	288p	1,155p	2021
31 December 2014	8,624,491	288p	1,155p	2020

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £219 million as at 31 December 2015 (2014: £195 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2015, 10.5 million (2014: 10.3 million) Prudential plc shares with a market value of £161 million (2014: £153 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2015 was 10.5 million which was in December 2015.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

	2015 Number of shares	2015 Share Price Low £	2015 Share Price High £	2015 Cost £	2014 Number of shares	2014 Share Price Low £	2014 Share Price High £	2014 Cost £
January	52,474	14.83	15.11	786,584	13,740	13.56	13.56	186,314
February	49,423	16.01	16.14	795,683	16,841	12.77	12.77	215,060
March	4,660,458	16.44	17.01	78,940,633	4,623,303	12.82	13.59	60,161,823
April	52,371	16.78	17.24	892,795	149,199	13.12	13.48	2,006,955
May	145,542	16.07	16.61	2,357,705	1,361,688	13.90	14.13	19,184,679
June	160,078	15.65	16.20	2,563,060	11,290	13.80	13.80	155,802
July	55,208	15.04	15.99	868,713	10,745	13.83	13.83	148,550
August	57,653	15.07	15.17	868,091	11,321	13.22	13.22	149,607
September	154,461	13.57	14.31	2,149,244	355,268	14.18	14.41	5,074,731
October	58,087	15.14	15.22	879,999	51,199	13.75	13.84	704,601
November	56,948	15.01	15.61	866,033	51,314	14.36	14.47	737,173
December	61,441	15.00	15.08	923,600	1,223,290	14.41	15.47	17,983,248
Total	5,564,144			92,892,140	7,879,198			106,708,543

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2015 was 6.1 million (2014: 7.5 million) and the cost of acquiring these shares of £54 million (2014: £67 million) is included in the cost of own shares. The market value of these shares as at 31 December 2015 was £94 million (2014: £112 million). During 2015, these funds made net disposals of 1,402,697 Prudential shares (2014: net additions of 405,940) for a net decrease of £13 million to book cost (2014: net increase of £7 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2015 or 2014.

www.prudential.co.uk Annual Report 2015 Prudential plc 261

C: Balance sheet notes continued

C11: Capital position statement

This statement sets out the estimated capital position of the Group's subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2015.

C11.1 Life assurance business

a Summary statement

The Group's estimated capital position for its life assurance subsidiaries as at 31 December 2015 with reconciliations to shareholders' equity is shown below. The available capital for the Group's life assurance operations is determined by reference to local regulations, to meet risk and regulatory requirements. For the UK life assurance operations, the estimated capital position as shown below is by reference to the requirements under the Solvency I basis.

	2015 £m						2014 £m
	UK life assurance						
	SAIF	PAC WPSF	Other UK life assurance subsidiaries and funds note (i)	Jackson	Asia life assurance subsidiaries	Total life assurance operations note (b)	Total life assurance operations
Group IFRS shareholders' equity	–	–	4,416	4,154	3,956	12,526	11,400
Adjustments to regulatory basis							
Unallocated surplus of with-profits funds	–	10,543	–	–	2,553	13,096	12,450
Shareholders' share of realistic liabilities	–	(2,346)	–	–	–	(2,346)	(2,503)
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	–	(3)	(81)	(6,148)	(1,301)	(7,533)	(6,450)
Jackson surplus notes note (ii)	–	–	–	169	–	169	160
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson note (iv)	–	–	–	4,927	–	4,927	3,710
Pension liability difference between IAS 19 and regulatory basis	–	(127)	–	–	–	(127)	(47)
Valuation difference on non-profit annuity liabilities within WPSF between IFRS basis and regulatory basis	–	(113)	–	–	–	(113)	(251)
Other adjustments note (iii)	–	(254)	(574)	364	(31)	(495)	(8)
Total adjustments	–	7,700	(655)	(688)	1,221	7,578	7,061
Total available capital resources of life assurance businesses on local regulatory bases	–	7,700	3,761	3,466	5,177	20,104	18,461

Notes

(i) Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'. (See note (b) below).

(ii) For regulatory purposes the Jackson surplus notes are accounted for as capital.

(iii) Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.

(iv) The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

262 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 263

b Reconciliation to the Group total shareholders’ equity

The table below reconciles shareholders’ equity held in life assurance operations as shown in the table in note (a) to the Group total shareholders’ equity as at 31 December 2015:

2015 £m

Group shareholders’ equity

Total life assurance operations 12,526

Parent company and shareholders’ equity of other subsidiaries note (i) 429

Total Group shareholders’ equity 12,955

Note

(i) Including PAC shareholders’ equity. The £429 million (2014: £411 million) includes the core structural borrowings and the elimination of the investment in subsidiaries at the parent company.

c Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

Details by the Group’s major operations are shown below.

i Asia insurance operations

The available capital shown above of £5,177 million (2014: £4,823 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £1,622 million (2014: £1,514 million).

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. For material Asia operations,

the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Hong Kong

For non-participating business, mathematical reserves are generally calculated using a modified net premium approach with no allowance for future discontinuance. The underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations. Cash flows are discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and reinvestment rate.

For participating business, mathematical reserves are based on the guaranteed benefits only and use a modified net premium approach with no allowance for future discontinuances. Similar to above, the underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations with the valuation interest rate being a blend of the risk-adjusted portfolio yield and the reinvestment rate.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the standard actuarial methodology and prevailing regulations.

The capital requirement for solvency margin calculation varies by underlying risk and duration of liabilities but is generally determined as 4 per cent of mathematical reserves plus 0.3 per cent of the capital at risk.

Indonesia

Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital.

Policy reserves for traditional business are determined on a gross premium reserve basis using prudent best estimate assumptions.

For linked business, the value of the units are maintained with a non-unit reserve which is calculated in accordance with standard actuarial methodology.

Korea

A risk-based capital framework applies in Korea.

Policy reserves for traditional business are determined on a net premium reserve basis using standard mortality and prescribed standard interest rates. For linked business, the value of the units are held together with the non-unit reserves and calculated in accordance with the local regulator’s standard actuarial methodology.

Under the risk-based capital solvency requirement, the ratio of an insurer’s available capital to required capital is calculated and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks. The scheme requires the ratio be calculated based on integrated financial statements reflecting assets, liabilities and capital of affiliates and subsidiaries.

Prudential plc Annual Report 2015 www.264 prudential.co.uk

C: Balance sheet notes continued

C11: Capital position statement continued

C11.1 Life assurance business continued

Malaysia

A risk-based capital framework applies in Malaysia.

For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

For non-participating business, gross premium reserves are determined using best estimate assumptions along with provisions for risk margin for adverse deviations. For linked business, the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Participating fund surplus is not allowed to be used to support a deficit (if any) and the capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges. The local regulator has set a Supervisory

Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target

Capital Level.

Singapore

A risk-based capital framework applies in Singapore.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that includes prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business, the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

A registered insurer incorporated in Singapore is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the total risk requirement arising from the assets and liabilities of the insurer calculated in accordance with the Singapore Insurance Act; or (ii) a minimum amount of 5 million Singapore Dollars.

The regulator also has the authority to direct that the insurer satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate.

Thailand

A risk-based capital framework applies in Thailand.

For non-participating business, the gross premium reserves are determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

The risk-free rate is derived from the greater of the current yield curve of Thai government bonds and the weighted-average yield curve of the current and prior seven quarters of Thai government bonds, as with a greater weighting on the current quarter.

Capital adequacy is measured based on the Capital Adequacy Ratio (‘CAR’), which is determined as the Total Capital Available divided by the Total Capital Required. Life insurers are required by law to maintain capital funds which are not less than the greater of

(i) the sum of capital for all risks and asset as prescribed in the regulation and (ii) a minimum amount of 50 million Thai Baht. Insurers are required by law to maintain capital greater than the prescribed minimum CAR of not less than 100 per cent. However, in case the insurer has a CAR of less than 140 per cent, the regulator may intervene to oversee the insurer’s financial status.

Vietnam

For traditional business, mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the local regulator’s standard actuarial methodology.

The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years.

An additional capital requirement of Vietnamese Dong 300 billion is also required for companies transacting pension business.

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 265

ii US insurance operations

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved Risk-Based Capital standards.

Under these requirements life insurance companies report using a formula-based capital standard which includes components calculated by applying factors to various asset, premium and reserve items and a separate model-based component for market risk associated primarily with variable annuity products. The Risk-Based Capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

The available capital of Jackson shown above of £3,466 million (2014: £3,141 million) reflects US regulatory basis available capital as adjusted to exclude asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future.

Jackson’s Risk-Based Capital ratio is significantly in excess of regulatory requirements. At 31 December 2015, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice,

net of tax, was to decrease statutory surplus by £241 million at 31 December 2015.

Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus.

At 31 December 2015, Jackson reported £222 million of statutory basis value of business acquired as a result of the REALIC acquisition,

which is fully admissible under Michigan insurance law.

iii UK insurance operations

In the UK, up to 31 December 2015, insurers, regulated by PRA, had to hold capital resources equal at least to the Minimum Capital

Requirement (MCR) under the Solvency I basis. In addition the rules required insurers to perform Individual Capital Assessments. Under these rules insurers assessed for themselves the amount of capital needed to back their business. If the PRA viewed the results of this assessment as insufficient, it might draw up its own Individual Capital Guidance for a firm, which could be superimposed as a requirement. These requirements were replaced by the Solvency II regime on 1 January 2016 which is discussed further in the

Strategic Report.

PAC with-profits sub-fund and Scottish Amicable Insurance Fund (under Solvency I basis)

Under PRA Solvency I rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the

MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of £7.7 billion (2014: £7.2 billion) as shown in the table in section (a) above represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin as set on the PRA basis which is estimated to be £1.0 billion at 31 December 2015 (2014: £1.0 billion).

Other UK life assurance subsidiaries and funds

The available capital of £3,761 million (2014: £3,297 million) under the Solvency I basis as shown in the table in section (a) above reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,555 million (2014: £1,552 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities.

iv Group capital requirements

In addition to the requirements at individual company level, PRA requirements apply additional prudential requirements for the Group as a whole. Up until 31 December 2015 these requirements were under the IGD. Solvency II, which came into force on 1 January 2016,

replaces the IGD capital requirements. Discussion of the Group’s estimated IGD and Solvency II positions at 31 December 2015 is provided in the Strategic Report.

Prudential plc Annual Report 2015 www.266 prudential.co.uk

C: Balance sheet notes continued

C11: Capital position statement continued

C11.1 Life assurance business continued

d Transferability of available capital

Up until 31 December 2015, under Solvency I basis for PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’, the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Any excess of assets over liabilities of the PAC with-profits fund is retained within that fund. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees.

It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

The concept of long-term fund as described above was abolished under the Solvency II regime, which came into effect on

1 January 2016. The PAC with-profits funds will still be treated as ring-fenced structures under the new regime. Therefore the consideration of an ‘established surplus’ that needs to be formally transferred no longer exists. However companies as a whole will be required to meet the new capital requirements. Further information on the Solvency II capital requirements is provided in the

Strategic Report.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained.

Furthermore, dividends which exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson’s prior year-end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

For Asia subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The businesses in Asia may, in general,

remit dividends to the UK, provided the statutory insurance fund meets the local regulatory solvency targets.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities.

e Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management,

depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation,

management actions and policyholder behaviour under a large number of alternative economic scenarios.

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value is expected to change in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates and is used in the UK for annuity business and by

Jackson for its fixed interest rate and fixed index annuities and institutional products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce.

This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, based on the model assumptions,

allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength.

Prudential uses this methodology extensively in connection with its UK with-profits business.

f Intra-group arrangements in respect of the Scottish Amicable Insurance Fund

Should the assets of the Scottish Amicable Insurance Fund be inadequate to meet the guaranteed benefit obligations of the policyholders of the Scottish Amicable Insurance Fund, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

C11.2 Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations is as follows:

	Asset management operations					
	2015 £m					2014 £m
	M&G	US	Prudential Capital	Eastspring Investments	Total	Total
Regulatory and other surplus						
Beginning of year	164	157	74	139	534	572
Gains (losses) during the year	357	16	(39)	58	392	396
Movement in capital requirement	31	–	–	5	36	(34)
Capital injection	–	–	–	4	4	1
Distributions made to the parent company	(150)	–	(55)	(57)	(262)	(409)
Exchange and other movements	–	9	90	–	99	8
End of year	402	182	70	149	803	534

C12: Provisions

	2015 £m	2014 £m
Provision in respect of defined benefit pension schemes[C9]	85	217
Other provisions (see below)	519	507
Total provisions	604	724

Analysis of other provisions:

	2015 £m				2014 £m			
	Legal provisions	Restructuring provisions note (i)	Other provisions note (ii)	Total	Legal provisions	Restructuring provisions note (i)	Other provisions note (ii)	Total
At 1 January	9	11	487	507	14	13	414	441
Charged to income statement:								
Additional provisions	6	10	341	357	5	5	357	367
Unused amounts released	(1)	(1)	(53)	(55)	(3)	(3)	(10)	(16)
Used during the year	(3)	(7)	(275)	(285)	(7)	(4)	(277)	(288)
Exchange differences	1	–	(6)	(5)	–	–	3	3
Total at 31 December	12	13	494	519	9	11	487	507

Notes

(i) Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

(ii) Other provisions comprise staff benefits provisions of £384 million (2014: £395 million), provisions for onerous contracts of £31 million (2014: £35 million) and regulatory and other provisions of £79 million (2014: £57 million). Staff benefits are generally expected to be paid out within the next three years.

www.prudential.co.uk

Annual Report 2015 Prudential plc 267

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

C: Balance sheet notes continued

C13: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2015 £m			2014 £m		
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January						
Cost	390	1,165	1,555	357	1,060	1,417
Accumulated depreciation	(58)	(519)	(577)	(50)	(447)	(497)
Net book amount	332	646	978	307	613	920
Year ended 31 December						
Opening net book amount	332	646	978	307	613	920
Exchange differences	(2)	(10)	(12)	3	(18)	(15)
Depreciation charge	(11)	(118)	(129)	(9)	(81)	(90)
Additions	40	216	256	31	141	172
Arising on acquisitions of subsidiaries*	52	84	136	–	1	1
Disposals and transfers	–	(32)	(32)	–	(10)	(10)
Closing net book amount	411	786	1,197	332	646	978
At 31 December						
Cost	480	1,387	1,867	390	1,165	1,555
Accumulated depreciation	(69)	(601)	(670)	(58)	(519)	(577)
Net book amount	411	786	1,197	332	646	978

* Principally arising on an acquisition made for venture fund purposes by the PAC with-profits fund.

Tangible assets

Of the £786 million of tangible assets, £657 million were held by the Group's with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £216 million (2014: £141 million) arose as follows: £143 million in UK, £20 million in US and £35 million in Asia in insurance operations with the remaining balance of £18 million arising from asset management operations and unallocated corporate expenditure (2014: £82 million in UK, £16 million in US, £20 million in Asia and £23 million in other operations).

268 Prudential plc Annual Report 2015 www.prudential.co.uk

C14: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2015 £m	2014 £m
At 1 January	12,764	11,477
Additions:		
Resulting from property acquisitions	680	669
Resulting from expenditure capitalised	77	59
Disposals	(662)	(370)
Net gain from fair value adjustments	537	914
Net foreign exchange differences	21	20
Transfers from (to) held for sale assets	5	(5)
At 31 December	13,422	12,764

The 2015 income statement includes rental income from investment properties of £769 million (2014: £729 million) and direct operating expenses including repairs and maintenance arising from these properties of £42 million (2014: £41 million).

Investment properties of £5,468 million (2014: £5,263 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below.

	2015 £m			2014 £m		
	Future minimum payments	Future finance charges	PV of future minimum payments	Future minimum payments	Future finance charges	PV of future minimum payments
Less than 1 year	4	–	4	5	–	5
1 to 5 years	16	(2)	14	21	(3)	18
Over 5 years	640	(580)	60	936	(830)	106
Total	660	(582)	78	962	(833)	129

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2015 and 2014.

The Group's policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2015 £m	2014 £m
Less than 1 year	309	314
1 to 5 years	1,091	1,098
Over 5 years	2,595	2,762
Total	3,995	4,174

The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2015 are £2,888 million (2014: £2,600 million).

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 269

Prudential plc Annual Report 2015 www.270 prudential.co.uk

D: Other notes

D1: Sale of Japan life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA

Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July

2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction, and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan life business.

The Japan life business had been classified as held for sale on the statement of financial position of the Group since 2013. The held for sale assets and liabilities of the Japan life business on the statement of financial position as at 31 December 2014 were as follows:

2014 £m

Assets

Investments 898

Other assets 45

943

Adjustment for remeasurement of the carrying value to fair value less costs to sell (124)

Assets held for sale 819

Liabilities

Policyholder liabilities 717

Other liabilities 53

Liabilities held for sale 770

Net assets 49

Upon its classification as held for sale in 2013, the IFRS carrying value of the Japan life business was set to represent the proceeds, net of related expenses. Subsequent remeasurement of the carrying value of the Japan life business in 2014 resulted in a charge in the income statement of £(13) million in 2014. These amounts, together with the results of the business including short-term value movements on investments also included in the income statement, netted to an insignificant amount for those periods.

On completion of the sale, the cumulative foreign exchange translation loss of the Japan life business of £46 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2015 as required by IAS 21. This amount is included within ‘Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity.

D2: Contingencies and related obligations

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Matters affecting shareholders’ funds

Unclaimed Property Provision

Jackson had previously received regulatory enquiries on an industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. During 2015, Jackson has reached agreements to settle issues related to these enquiries.

At 31 December 2015, Jackson has accrued £16 million (2014: £13 million) to cover any such liability.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business.

The estimated reserve for future guarantee fund assessments is not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2015, Jackson has unfunded commitments of £299 million (2014: £332 million) related to its investments in limited partnerships and £64 million (2014: £73 million) related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided other guarantees and commitments to third parties entered into in the normal course of business, but the

Company does not consider that the amounts involved are significant.

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 271

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to PAC with the creation of a separate sub-fund, SAIF within PAC’s long-term business fund containing all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund, and it is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business.

SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, certain pensions products have guaranteed annuity rates at retirement (see below). Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in respect of the pension mis-selling review as referenced below). While

Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the

Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC regarding their solvency levels.

In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

Matters affecting policyholders’ funds

Guaranteed annuities

The Group’s main exposure to guaranteed annuities in the UK is through SAIF (see above), and at 31 December 2015, a provision of

£412 million was held (2014: £549 million). However, as SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders. In addition, PAC used to sell guaranteed annuity products in the UK and is therefore exposed to liabilities to honour guarantees on these products within the main with-profits fund for which, at 31 December 2015, a provision of £47 million was held (2014: £50 million).

Inherited estate of the PAC long-term fund

The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

This inherited estate enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent of its utilisation.

Pension mis-selling review

The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002. The pension mis-selling provision is included within the policyholder liabilities of the PAC with-profits funds.

The costs associated with the pension mis-selling review have been met from the inherited estate (see above) and, accordingly have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate (see above) would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. This review was completed on 30 June 2002 with the assurance continuing to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004.

D: Other notes continued

D3: Post balance sheet events

Dividends
The second interim and special dividends for the year ended 31 December 2015, which were approved by the Board of Directors after 31 December 2015 are described in note B7.

D4: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures which are accounted for on an equity method basis and other Group companies.

Executive officers and directors of the Company may, from time to time, purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2015 and 2014, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. All these transactions are on terms broadly equivalent to those that prevail in arm's-length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note B3.3.

D5: Commitments

Operating leases and capital commitments
The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2015 £m	2014 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:		
Not later than 1 year	98	89
Later than 1 year and not later than 5 years	231	214
Later than 5 years	116	105
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	66	17
Minimum lease rental payments included in consolidated income statement	105	95

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2015 were £409 million (2014: £232 million).

D6: Investments in subsidiary undertakings, joint ventures and associates a Dividend restrictions and minimum capital requirements
Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves. Further, UK insurance companies are required to maintain solvency margins in accordance with the rules of the Prudential Regulation Authority. The Group UK asset management company, M&G Investment Management Ltd is also required to maintain capital in accordance with regulatory requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital and surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group's subsidiaries and joint ventures in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries as at 31 December 2015. In addition, disclosure is also provided in note C11.1 of the local capital requirement of the principal funds and companies.

272 Prudential plc Annual Report 2015 www.prudential.co.uk

b Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders' results.

For the Group's joint ventures that are accounted for by using the equity method, the net of tax results of these operations are included in the Group's profit before tax.

The investments in these joint ventures have the same accounting year end as the Group, except for joint ventures in India. Although these entities have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The Group's associates, which are also accounted for under the equity method include PPM South Africa and PruHealth (until its sale in 2014). In addition, the Group has investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately £1.4 billion at 31 December 2015 (2014: £1.2 billion).

The Group's share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures		Associates	
	2015 £m	2014 £m	2015 £m	2014 £m
Shareholder-backed business	171	162	14	12
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	53	129	–	–
Total	224	291	14	12

There is no other comprehensive income in the joint ventures and associates. There have been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interests in the joint ventures.

c Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings more than 20 per cent) along with the country of incorporation, the classes of shares held and the effective percentage of equity owned at 31 December 2015 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the following list may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group's consolidation policy is described in note A3.1(b).

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees):

Name	Classes of shares held	Proportion held	Country of incorporation
M&G Group Limited	Ordinary shares	100.00%	United Kingdom
Prudential (US Holdco 1) Limited	Ordinary shares	100.00%	United Kingdom
Prudential Capital Holding Company Limited	Ordinary shares	100.00%	United Kingdom
Prudential Corporation Asia Limited	Ordinary shares	100.00%	Hong Kong
Prudential Financial Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential Group Holdings Limited	Ordinary shares	100.00%	United Kingdom
Prudential Property Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential US Limited	Ordinary shares	100.00%	United Kingdom
The Prudential Assurance Company Limited	Ordinary shares	100.00%	United Kingdom

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 273

D: Other notes continued

D6: Investments in subsidiary undertakings, joint ventures and associates continued

c Related undertakings continued

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company, Prudential plc or its nominees:

Name	Classes of shares held	Proportion held	Country of incorporation
AGR Holdco Ltd	Ordinary shares	43.06%	United Kingdom
Allied Life Brokerage Agency, Inc	Ordinary shares	100.00%	USA
Bird GP 1 Limited	Ordinary shares	100.00%	United Kingdom
BOCHK Aggressive Growth Fund	Ordinary shares	54.69%	Hong Kong
BOCHK Balanced Growth Fund	Ordinary shares	39.05%	Hong Kong
BOCHK China Equity Fund	Ordinary shares	64.15%	Hong Kong
BOCHK Conservative Growth Fund	Ordinary shares	43.44%	Hong Kong
BOCI – Prudential Asset Management Limited	Ordinary shares	36.00%	Hong Kong
BOCI – Prudential Trustee Limited	Ordinary shares	36.00%	Hong Kong
Bracknell Boulevard Management Company Limited	Ordinary shares	29.10%	United Kingdom
Brooke (Holdco 1) Inc.	Ordinary shares	100.00%	USA
Brooke Holdings (UK) (in liquidation)	Ordinary shares	100.00%	United Kingdom
Brooke Holdings LLC	Ordinary shares	100.00%	USA
Brooke Life Insurance Company	Ordinary shares	100.00%	USA
BWAT Retail Nominee (1) Limited	Ordinary shares	50.00%	United Kingdom
BWAT Retail Nominee (2) Limited	Ordinary shares	50.00%	United Kingdom
Calera Capital Partners IV – A AIV I, L.P.	Limited partnership interest	32.87%	USA
Calvin F1 GP Limited	Ordinary shares	100.00%	United Kingdom
Calvin F2 GP Limited	Ordinary shares	100.00%	United Kingdom
Canada Property (Trustee) No 1 Limited	Ordinary shares	100.00%	Jersey
Canada Property Holdings Limited	Ordinary shares	100.00%	United Kingdom
Carraway Guildford (Nominee A) Limited	Ordinary shares	100.00%	Jersey
Carraway Guildford (Nominee B) Limited	Ordinary shares	100.00%	Jersey
Carraway Guildford General Partner Limited	Ordinary shares	100.00%	United Kingdom
Carraway Guildford Investments Unit Trust	Units	100.00%	Jersey
Carraway Guildford Limited Partnership	Limited partnership interest	100.00%	United Kingdom
CCC Investment S.à.r.l.	Ordinary shares	52.24%	Luxembourg
Centaurus Retail LLP	Limited partnership interest	50.00%	United Kingdom
Central Square Leeds Limited	Ordinary shares	100.00%	United Kingdom
Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Membership interest	76.75%	USA
Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Membership interest	76.53%	USA
Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Membership interest	71.43%	USA
Centre Capital Non-Qualified Investors IV, L.P.	Membership interest	75.47%	USA
Centre Capital Non-Qualified Investors V AIV-ELS LP	Membership interest	73.16%	USA
Centre Capital Non-Qualified Investors V LP	Membership interest	67.47%	USA
CEP IV-A Chicago AIV Limited Partnership	Membership interest	31.92%	USA
CEP IV-A CWV AIV Limited Partnership	Membership interest	31.92%	USA
CEP IV-A Indy AIV Limited Partnership	Membership interest	31.92%	USA
CEP IV-A NMR AIV Limited Partnership	Membership interest	31.92%	USA
CEP IV-A WBCT AIV Limited Partnership	Membership interest	31.91%	USA
CF European Qualified Investor Scheme	Ordinary shares	97.57%	United Kingdom
CF Japanese Qualified Investor Scheme	Ordinary shares	97.68%	United Kingdom
CF North American Qualified Investor Scheme	Ordinary shares	98.22%	United Kingdom
CF Prudential Pacific Markets Trust Fund	Ordinary shares	97.42%	United Kingdom
CF UK Growth Qualified Investor Scheme	Ordinary shares	98.47%	United Kingdom
Cimbria Holdings Limited	Ordinary shares	41.78%	Denmark
CITIC – CP Asset Management Co. Limited	Ownership interest	26.95%	China
CITIC – Prudential Fund Management Company Limited	Ownership interest	49.00%	China
CITIC – Prudential Life Insurance Company Limited	Ownership interest	50.00%	China
Creatrade Luxembourg S.à.r.l	Ordinary shares	52.27%	Luxembourg
Cribbs Causeway JV Limited	Ordinary shares	50.00%	United Kingdom
Cribbs Causeway Merchants Association Ltd	Limited by guarantee		United Kingdom
Cribbs Mall Nominee (1) Limited	Ordinary shares	100.00%	United Kingdom
Curian Capital, LLC	Membership interest	100.00%	USA
Curian Clearing LLC (Michigan)	Membership interest	100.00%	USA
Daisy 2015 Topco Limited	Ordinary shares	24.08%	United Kingdom

274 Prudential plc Annual Report 2015 www.prudential.co.uk

Name	Classes of shares held	Proportion held	Country of incorporation
Eastspring Al-Wara Investments Berhad	Ordinary shares	100.00%	Malaysia
Eastspring Asset Management Korea Co. Ltd.	Ordinary shares	100.00%	Korea
Eastspring Investments – Asia Pacific Equity Fund	Ordinary shares	75.64%	Luxembourg
Eastspring Investments Global Bond Navigator Fund	Ordinary shares	96.29%	Luxembourg
Eastspring Investments – Pan European Fund	Ordinary shares	88.40%	Singapore
Eastspring Investments – US High Yield Bond Fund	Ordinary shares	33.90%	Luxembourg
Eastspring Investments (Hong Kong) Limited	Ordinary shares	100.00%	Hong Kong
Eastspring Investments (Luxembourg) S.A.	Ordinary shares	100.00%	Luxembourg
Eastspring Investments (Singapore) Limited	Ordinary shares	100.00%	Singapore
Eastspring Investments Asean Income Private Fund A1	Ordinary shares	100.00%	Korea
Eastspring Investments Asian Bond Fund	Ordinary shares	42.02%	Luxembourg
Eastspring Investments Asian Dynamic Fund	Ordinary shares	96.75%	Luxembourg
Eastspring Investments Asian Equity Fund	Ordinary shares	79.32%	Luxembourg
Eastspring Investments Asian Equity Income Fund	Ordinary shares	57.18%	Luxembourg
Eastspring Investments Asian High Yield Bond Fund	Ordinary shares	45.61%	Luxembourg
Eastspring Investments Asian Infrastructure Equity Fund	Ordinary shares	62.04%	Luxembourg
Eastspring Investments Asian Property Securities Fund	Ordinary shares	96.35%	Luxembourg
Eastspring Investments Berhad	Ordinary shares	100.00%	Malaysia
Eastspring Investments Best Growth Securities Investments Trust 4	Ordinary shares	83.40%	Korea
Eastspring Investments China Equity Fund	Ordinary shares	39.31%	Hong Kong
Eastspring Investments Dragon Peacock Fund	Ordinary shares	81.43%	Luxembourg
Eastspring Investments Emerging EMEA Dynamic Fund	Ordinary shares	83.31%	Luxembourg
Eastspring Investments European Investments Grade Bond Fund	Ordinary shares	95.96%	Luxembourg
Eastspring Investments Fund Management Limited Liability Company	Ownership interest	100.00%	Vietnam
Eastspring Investments Global Emerging Markets Bond Fund	Ordinary shares	93.40%	Luxembourg
Eastspring Investments Global Equity Navigator Fund	Ordinary shares	99.99%	Luxembourg
Eastspring Investments Global Market Navigator Fund	Ordinary shares	47.80%	Luxembourg
Eastspring Investments Global Technology Fund	Ordinary shares	90.18%	Luxembourg
Eastspring Investments Greater China Equity Fund	Ordinary shares	90.24%	Luxembourg
Eastspring Investments Hong Kong Equity Fund	Ordinary shares	99.53%	Luxembourg
Eastspring Investments Incorporated	Ordinary shares	100.00%	USA
Eastspring Investments India Consumer Equity Open Limited	Ordinary shares	100.00%	Mauritius
Eastspring Investments India Equity Fund	Ordinary shares	75.25%	Luxembourg
Eastspring Investments India Equity Open Limited	Ordinary shares	100.00%	Mauritius
Eastspring Investments India Infrastructure Equity Open Limited	Ordinary shares	100.00%	Mauritius
Eastspring Investments Japan Fundamental Value Fund	Ordinary shares	100.00%	Luxembourg
Eastspring Investments Limited	Ordinary shares	100.00%	United Arab Emirates
Eastspring Investments Limited	Ordinary shares	100.00%	Japan
Eastspring Investments North America Value Fund	Ordinary shares	100.00%	Luxembourg
Eastspring Investments Pan European Fund	Ordinary shares	76.55%	Luxembourg
Eastspring Investments Portfolio Management Limited (in liquidation)	Ordinary shares	100.00%	Mauritius
Eastspring Investments Services Pte. Ltd.	Ordinary shares	100.00%	Singapore
Eastspring Investments SICAV-FIS – Alternative Investments Fund	Ordinary shares	100.00%	Luxembourg
Eastspring Investments SICAV-FIS – Asia Pacific Loan Fund	Ordinary shares	94.36%	Luxembourg
Eastspring Investments SICAV-FIS Universal USD Bond Fund	Ordinary shares	100.00%	Luxembourg
Eastspring Investments SICAV-FIS Universal USD Bond II Fund	Ordinary shares	100.00%	Luxembourg
Eastspring Investments Unit Trusts – Asian Infrastructure Equity Fund	Ordinary shares	93.50%	Singapore
Eastspring Investments Unit Trusts – Global Technology Fund	Ordinary shares	96.80%	Singapore
Eastspring Investments US Bond Fund	Ordinary shares	49.30%	Luxembourg
Eastspring Investments US Corporate Bond Fund	Ordinary shares	86.39%	Luxembourg
Eastspring Investments US High Investments Grade Bond Fund	Ordinary shares	84.60%	Luxembourg
Eastspring Investments US Investments Grade Bond Private Securities Investments Trust	Ordinary shares	37.12%	Korea
Eastspring Investments UT Dragon Peacock Fund	Ordinary shares	96.63%	Singapore
Eastspring Investments UT Singapore ASEAN Equity Fund	Ordinary shares	99.93%	Singapore
Eastspring Investments UT Singapore Select Bond Fund	Ordinary shares	94.67%	Singapore
Eastspring Investments World Value Equity Fund	Ordinary shares	83.06%	Luxembourg
Eastspring Investments – Cash Reserve Fund	Ordinary shares	95.08%	Indonesia
Eastspring Securities Investment Trust Company Limited	Ordinary shares	99.54%	Taiwan
Edger Investments Limited	Ordinary shares	100.00%	United Kingdom
Empire Holding S.à.r.l. (in liquidation)	Ordinary shares	100.00%	Luxembourg

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 275

D: Other notes continued

D6: Investments in subsidiary undertakings, joint ventures and associates continued

c Related undertakings continued

Name	Classes of shares held	Proportion held	Country of incorporation
Euro Salas Properties Limited	Ordinary shares	100.00%	United Kingdom
Falan GP Limited	Ordinary shares	100.00%	United Kingdom
Fee Retail S.à.r.l	Ordinary shares	52.24%	Luxembourg
First Dakota, Inc.	Ordinary shares	100.00%	USA
Five Hotel Holdings, LLC	Membership interest	100.00%	USA
Foudry Properties Limited	Ordinary shares	50.00%	United Kingdom
Furnival Insurance Company PCC Limited	Ordinary shares	100.00%	Guernsey
GCI Holdings Corporation	Ordinary shares	75.80%	USA
Geoffrey Snushall Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Gerlach GP Limited	Ordinary shares	100.00%	United Kingdom
Global Low Volatility Equity Fund D Acc	Ordinary shares	100.00%	Luxembourg
Greenpark (Reading) General Partner Limited	Ordinary shares	100.00%	United Kingdom
Greenpark (Reading) Limited Partnership (The)	Limited partnership interest	100.00%	United Kingdom
Greenpark (Reading) Nominee No. 1 Limited	Ordinary shares	100.00%	United Kingdom
Greenpark (Reading) Nominee No. 2 Limited	Ordinary shares	100.00%	United Kingdom
GS Twenty Two Limited	Ordinary shares	100.00%	United Kingdom
Harvest Partners V, L.P.	Membership interest	25.13%	USA
Hermitage Management LLC	Membership interest	100.00%	USA
Holborn Bars Nominees Limited	Ordinary shares	100.00%	United Kingdom
Holborn Finance Holding Company (in liquidation)	Ordinary shares	100.00%	United Kingdom
Holtwood Limited	Ordinary shares	100.00%	Isle of Man
Hyde Holdco 1 Limited	Ordinary shares	100.00%	United Kingdom
ICICI Prudential Asset Management Company Limited	Ordinary shares	49.00%	India
ICICI Prudential Life Insurance Company Limited	Ordinary shares	25.89%	India
ICICI Prudential Pension Funds Management Company Ltd	Ordinary shares	25.89%	India
ICICI Prudential Trust Limited	Ordinary shares	49.00%	India
ICP (TTT) GP Limited	Ordinary shares	100.00%	United Kingdom
ICP F2 (TTT) GP Limited	Ordinary shares	100.00%	United Kingdom
IFC Holdings, Inc	Ordinary shares	100.00%	USA
Infracapital (Bio) GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital (GC) GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital (TLSB) GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital ABP GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital CI II Limited	Ordinary shares	100.00%	United Kingdom
Infracapital DF II GP LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital DF II Limited	Ordinary shares	100.00%	United Kingdom
Infracapital EF II GP LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital Employee Feeder GP 1 LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital Employee Feeder GP 2 LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital Employee Feeder GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital F1 GP2 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital F2 GP1 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital F2 GP2 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital GP 1 LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital GP 2 LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital GP II Limited	Ordinary shares	100.00%	United Kingdom
Infracapital GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP 1 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP 2 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP LLP	Limited partnership interest	100.00%	United Kingdom
Infracapital Long Term Income Partners GP 1 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Long Term Income Partners GP 2 Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Long Term Income Partners GP LLP	Limited partnership interest	100.00%	United Kingdom
Infracapital Nominees Limited	Ordinary shares	100.00%	United Kingdom
Infracapital Partners	Limited partnership interest	33.04%	United Kingdom
Infracapital Partners II LP	Limited partnership interest	25.98%	United Kingdom
Infracapital Sisu GP Limited	Ordinary shares	100.00%	United Kingdom
Infracapital SLP II GP LLP	Limited partnership interest	40.00%	United Kingdom
Infracapital SLP Limited	Ordinary shares	100.00%	United Kingdom

276 Prudential plc Annual Report 2015 www.prudential.co.uk

Name	Classes of shares held	Proportion held	Country of incorporation
Innisfree M&G PPP LLP	Limited partnership interest	35.00%	United Kingdom
INVEST Financial Corporation Insurance Agency, Inc. of Delaware	Ordinary shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Illinois	Ordinary shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Maryland (in liquidation)	Ordinary shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Ohio (in liquidation)	Ordinary shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Oklahoma (in liquidation)	Ordinary shares	100.00%	USA
Investment Centers of America, Inc.	Ordinary shares	100.00%	USA
Ivy TopCo Limited	Ordinary shares	35.43%	Guernsey
Jackson National Asset Management LLC	Capital contribution	100.00%	USA
Jackson National Life (Bermuda) Limited	Ordinary shares	100.00%	Bermuda
Jackson National Life Distributors LLC	Membership interest	100.00%	USA
Jackson National Life Insurance Company	Ordinary shares	100.00%	USA
Jackson National Life Insurance Company of New York	Ordinary shares	100.00%	USA
Jefferies Capital Partners V, L.P.	Limited partnership interest	21.92%	USA
JNL PPM America Strategic Income Fund	Ordinary shares	100.00%	USA
Kalle Luxembourg S.à.r.l.	Ordinary shares	37.74%	Luxembourg
Lion Credit Opportunity Fund III	Ordinary shares	29.10%	Ireland
Lion Credit Opportunity Fund XII	Ordinary shares	38.94%	Ireland
LIPP S.à r.l. (in liquidation)	Ordinary shares	100.00%	Luxembourg
Livicos Limited	Ordinary shares	100.00%	Ireland
M&G (Guernsey) Limited	Ordinary shares	100.00%	Guernsey
M&G Alternatives Investment Management Limited	Ordinary shares	100.00%	United Kingdom
M&G Asia Property Fund	Ordinary shares	34.06%	Luxembourg
M&G Dividend Fund	Ordinary shares	55.17%	United Kingdom
M&G Emerging Markets Bond Fund	Ordinary shares	46.36%	United Kingdom
M&G Episode Defensive Fund	Ordinary shares	94.87%	United Kingdom
M&G Episode Macro Fund	Ordinary shares	59.00%	United Kingdom
M&G European Credit High Yield Investments Fund	Ordinary shares	100.00%	Luxembourg
M&G European Credit Investments Fund	Ordinary shares	100.00%	Luxembourg
M&G European Fund	Ordinary shares	63.69%	United Kingdom
M&G European Property Fund	Ordinary shares	38.23%	Luxembourg
M&G European Strategic Value Fund	Ordinary shares	96.84%	United Kingdom
M&G Financial Services Limited	Ordinary shares	100.00%	United Kingdom
M&G Founders 1 Limited	Ordinary shares	100.00%	United Kingdom
M&G General Partner Inc.	Ordinary shares	100.00%	Cayman Islands
M&G Gilt Fixed Interest Fund	Ordinary shares	31.51%	United Kingdom
M&G Global Corporate Bond Fund	Ordinary shares	82.30%	United Kingdom
M&G Global Credit Investments Fund	Ordinary shares	100.00%	Luxembourg
M&G Global Growth Fund	Ordinary shares	43.19%	United Kingdom
M&G Global Leaders Fund	Ordinary shares	40.96%	United Kingdom
M&G IMPPP 1 Limited	Ordinary shares	100.00%	United Kingdom
M&G International Investments Limited	Ordinary shares	100.00%	United Kingdom
M&G International Investments Nominees Limited	Ordinary shares	100.00%	United Kingdom
M&G International Investments Switzerland AG	Ordinary shares	100.00%	Switzerland
M&G Investment Management Limited	Ordinary shares	100.00%	United Kingdom
M&G Investments (Hong Kong) Limited	Ordinary shares	100.00%	Hong Kong
M&G Investments (Singapore) Pte. Ltd.	Ordinary shares	100.00%	Singapore
M&G Limited	Ordinary shares	100.00%	United Kingdom
M&G Managed Growth Fund	Ordinary shares	26.62%	United Kingdom
M&G Management Services Limited	Ordinary shares	100.00%	United Kingdom
M&G Nominees Limited	Ordinary shares	100.00%	United Kingdom
M&G Pan European Dividend Fund	Ordinary shares	67.64%	United Kingdom
M&G Platform Nominees Limited	Ordinary shares	100.00%	United Kingdom
M&G Property Portfolio	Ordinary shares	67.39%	United Kingdom
M&G Property Portfolio Feeder	Ordinary shares	27.15%	United Kingdom
M&G Real Estate (Luxembourg) S.A.	Ordinary shares	100.00%	Luxembourg
M&G Real Estate Asia Holding Company Pte. Ltd	Ordinary shares	100.00%	Singapore
M&G Real Estate Asia Pte. Ltd	Ordinary shares	100.00%	Singapore
M&G Real Estate Debt Fund LP	Limited partnership interest	29.15%	Guernsey

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 277

D: Other notes continued

D6: Investments in subsidiary undertakings, joint ventures and associates continued

c Related undertakings continued

Name	Classes of shares held	Proportion held	Country of incorporation
M&G Real Estate Funds Management S.à.r.l.	Ordinary shares	100.00%	Luxembourg
M&G Real Estate Japan Co. Ltd	Ordinary shares	100.00%	Japan
M&G Real Estate Korea Co. Ltd	Ordinary shares	100.00%	Korea
M&G Real Estate Limited	Ordinary shares	100.00%	United Kingdom
M&G RED Employee Feeder GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED GP Limited	Ordinary shares	100.00%	Guernsey
M&G RED II Employee Feeder GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED II GP Limited	Ordinary shares	100.00%	Guernsey
M&G RED II SLP GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED III Employee Feeder GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED III GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED III SLP GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RED SLP GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RPF GP Limited	Ordinary shares	100.00%	United Kingdom
M&G RPF Nominee 1 Limited	Ordinary shares	100.00%	United Kingdom
M&G RPF Nominee 2 Limited	Ordinary shares	100.00%	United Kingdom
M&G Securities Limited	Ordinary shares	100.00%	United Kingdom
M&G SIF Management Company (Ireland) Limited	Ordinary shares	100.00%	Ireland
M&G Smaller Companies Fund	Ordinary shares	47.74%	United Kingdom
M&G Traditional Credit Fund	Ordinary shares	40.24%	Ireland
M&G UK Companies Financing Fund II LP	Limited partnership interest	48.32%	United Kingdom
M&G UK Property GP Limited	Ordinary shares	100.00%	United Kingdom
M&G UK Property Nominee 1 Limited	Ordinary shares	100.00%	United Kingdom
M&G UK Property Nominee 2 Limited	Ordinary shares	100.00%	United Kingdom
M&G UKCF II GP Limited	Ordinary shares	100.00%	United Kingdom
Manchester JV Limited	Ordinary shares	50.00%	United Kingdom
Manchester Nominee (1) Limited	Ordinary shares	100.00%	United Kingdom
Manhattan Property Finance Company Limited	Ordinary shares	100.00%	Gibraltar
Mission Plans of America, Inc	Ordinary shares	100.00%	USA
MM&S (2375) Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Murphy & Partners Fund, LP	Limited partnership interest	21.07%	USA
NAPI REIT, Inc.	Ordinary shares	99.00%	USA
National Planning Corporation	Ordinary shares	100.00%	USA
National Planning Holdings, Inc.	Ordinary shares	100.00%	USA
National Planning Insurance Agency, Inc. (Florida) (in liquidation)	Ordinary shares	100.00%	USA
National Planning Insurance Agency, Inc. (Massachusetts) (in liquidation)	Ordinary shares	100.00%	USA
National Planning Insurance Agency, Inc. (Oklahoma) (in liquidation)	Ordinary shares	100.00%	USA
National Planning Insurance Agency, Inc. (Texas) (in liquidation)	Ordinary shares	100.00%	USA
NB Distressed Debt	New global shares	25.66%	Guernsey
North Sathorn Holdings Company Limited	Ordinary shares	100.00%	Thailand
Nova Sepadu Sdn. Bhd.	Ordinary shares	51.00%	Malaysia
Oaktree Business Park Limited	Ordinary shares	12.50%	United Kingdom
Old Hickory Fund I, LLC	Membership interest	100.00%	USA
Optimus Point Management Company Limited	Ordinary shares	99.95%	United Kingdom
Orizon Luxembourg S.à.r.l	Ordinary shares	78.49%	Luxembourg
Pacus (UK) Limited	Ordinary shares	100.00%	United Kingdom
Park Avenue (Singapore Two) (in liquidation)	Ordinary shares	100.00%	Gibraltar
PCA IP Services Limited	Ordinary shares	100.00%	Hong Kong
PCA Life Assurance Co. Ltd.	Ordinary shares	99.79%	Taiwan
PCA Life Insurance Co. Ltd.	Ordinary shares	100.00%	Korea
PCA Reinsurance Co. Ltd.	Ordinary shares	100.00%	Labuan, Malaysia
PGDS (UK One) Limited	Ordinary shares	100.00%	United Kingdom
PGDS (US One) LLC	Membership interest	100.00%	USA
Phase One Imaging Holdings Ltd	Ordinary shares	30.54%	United Kingdom
Piccard at Rockville, LLC	Membership interest	100.00%	USA
Pinewood Limited	Ordinary shares	20.00%	Malaysia
PPM America Capital Partners II, LLC	Membership interest	63.45%	USA

278 Prudential plc Annual Report 2015 www.prudential.co.uk

Name	Classes of shares held	Proportion held	Country of incorporation
PPM America Capital Partners III, LLC	Membership interest	60.50%	USA
PPM America Capital Partners IV, LLC	Membership interest	34.50%	USA
PPM America Capital Partners V, LLC	Membership interest	34.00%	USA
PPM America Capital Partners, LLC	Membership interest	19.38%	USA
PPM America Private Equity Fund II LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund III LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund IV LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund V LP	Limited partnership interest	100.00%	USA
PPM America, Inc.	Ordinary shares	100.00%	USA
PPM Capital (Holdings) Limited	Ordinary shares	100.00%	United Kingdom
PPM Finance, Inc.	Ordinary shares	100.00%	USA
PPM Holdings, Inc.	Ordinary shares	100.00%	USA
PPM Managers GP Limited	Ordinary shares	100.00%	United Kingdom
PPM Ventures (Asia) Limited (in liquidation)	Ordinary shares	100.00%	Hong Kong
PPMC First Nominees Limited	Ordinary shares	100.00%	United Kingdom
PPS Five Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
PPS Nine Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
PPS Twelve Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Property Partners (Two Rivers) Limited	Ordinary shares	50.00%	United Kingdom
Pru Life Insurance Corporation of U.K.	Ordinary shares	100.00%	Philippines
Prudence Foundation Limited	Limited by guarantee	100.00%	Hong Kong
Prudential (Cambodia) Life Assurance Plc.	Ordinary shares	100.00%	Cambodia
Prudential (Gibraltar) Limited (in liquidation)	Ordinary shares	100.00%	Gibraltar
Prudential (Netherlands One) Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential (Netherlands) B.V. (in liquidation)	Ordinary shares	100.00%	Netherlands
Prudential/M&G UKCF GP Limited	Ordinary shares	100.00%	United Kingdom
Prudential Africa Holdings Limited	Ordinary shares	100.00%	United Kingdom
Prudential Africa Services Limited	Ordinary shares	100.00%	Kenya
Prudential Annuities Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential Assurance Company Singapore (Pte) Limited	Ordinary shares	100.00%	Singapore
Prudential Assurance Malaysia Berhad	Ordinary shares	51.00%	Malaysia
Prudential Assurance Uganda Limited	Ordinary shares	100.00%	Uganda
Prudential Australia One Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential BSN Takaful Berhad	Ordinary shares	49.00%	Malaysia
Prudential Capital (Singapore) Pte. Ltd	Ordinary shares	100.00%	Singapore
Prudential Capital Public Limited Company	Ordinary shares	100.00%	United Kingdom
Prudential Corporate Pensions Trustee Limited	Ordinary shares	100.00%	United Kingdom
Prudential Corporation Australasia Holdings Pty Limited	Ordinary shares	100.00%	Australia
Prudential Corporation Holdings Limited	Ordinary shares	100.00%	United Kingdom
Prudential Development Management Limited	Ordinary shares	100.00%	United Kingdom
Prudential Distribution Limited	Ordinary shares	100.00%	United Kingdom
Prudential Dublin Investment Ltd	Ordinary shares	100.00%	Ireland
Prudential Dynamic 0-30 Portfolio	Ordinary shares	27.61%	United Kingdom
Prudential Dynamic 10-40 Portfolio	Ordinary shares	32.39%	United Kingdom
Prudential Dynamic 20-55 Portfolio	Ordinary shares	36.79%	United Kingdom
Prudential Dynamic 40-80 Portfolio	Ordinary shares	39.69%	United Kingdom
Prudential Dynamic 60-100 Portfolio	Ordinary shares	41.59%	United Kingdom
Prudential Dynamic Focused 0-30 Portfolio	Ordinary shares	66.84%	United Kingdom
Prudential Dynamic Focused 10-40 Portfolio	Ordinary shares	65.29%	United Kingdom
Prudential Dynamic Focused 20-55 Portfolio	Ordinary shares	48.25%	United Kingdom
Prudential Dynamic Focused 40-80 Portfolio	Ordinary shares	86.96%	United Kingdom
Prudential Dynamic Focused 60-100 Portfolio	Ordinary shares	94.18%	United Kingdom
Prudential Equity Release Mortgages Limited	Ordinary shares	100.00%	United Kingdom
Prudential Europe Assurance Holdings Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential Financial Planning Limited	Ordinary shares	100.00%	United Kingdom
Prudential Five Limited	Ordinary shares	100.00%	United Kingdom
Prudential General Insurance Hong Kong Limited	Ordinary shares	100.00%	Hong Kong
Prudential GP Limited	Ordinary shares	100.00%	United Kingdom
Prudential Greenfield GP LLP	Limited partnership interest	100.00%	United Kingdom
Prudential Greenfield GP1 Limited	Ordinary shares	100.00%	United Kingdom
Prudential Greenfield GP2 Limited	Ordinary shares	100.00%	United Kingdom
Prudential Greenfield LP	Limited partnership interest	100.00%	United Kingdom

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 279

D: Other notes continued

D6: Investments in subsidiary undertakings, joint ventures and associates continued

c Related undertakings continued

Name	Classes of shares held	Proportion held	Country of incorporation
Prudential Greenfield SLP GP LLP	Limited partnership interest	100.00%	United Kingdom
Prudential Group Pensions Limited	Ordinary shares	100.00%	United Kingdom
Prudential Group Secretarial Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential Holborn Life Limited	Ordinary shares	100.00%	United Kingdom
Prudential Holdings Limited	Ordinary shares	100.00%	United Kingdom
Prudential Hong Kong Limited	Ordinary shares	100.00%	Hong Kong
Prudential International Assurance plc	Ordinary shares	100.00%	Ireland
Prudential International Management Services Limited	Ordinary shares	100.00%	Ireland
Prudential International Staff Pensions Limited	Ordinary shares	100.00%	United Kingdom
Prudential Investments (Luxembourg) 2 S.à r.l.	Ordinary shares	100.00%	Luxembourg
Prudential IP Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential Lalondes Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential Life Assurance (Lao) Company Limited	Ordinary shares	100.00%	Laos
Prudential Life Assurance (Thailand) Public Company Limited	Ordinary shares	99.93%	Thailand
Prudential Life Assurance Kenya Limited	Ordinary shares	100.00%	Kenya
Prudential Life Insurance Ghana Limited	Ordinary shares	100.00%	Ghana
Prudential Lifetime Mortgages Limited	Ordinary shares	100.00%	United Kingdom
Prudential M&G UK Companies Financing Fund LP	Limited partnership interest	34.42%	United Kingdom
Prudential Mauritius Holdings Limited	Ordinary shares	100.00%	Mauritius
Prudential Pensions Limited	Ordinary shares	100.00%	United Kingdom
Prudential Polska sp.z.oo	Ordinary shares	100.00%	Poland
Prudential Portfolio Management Group Limited	Ordinary shares	100.00%	United Kingdom
Prudential Portfolio Managers (South Africa) (Pty) Limited	Ordinary shares	49.99%	South Africa
Prudential Process Management Services India Private Limited	Ordinary shares	100.00%	India
Prudential Properties Trusty Pty Limited	Unclassified shares	100.00%	Australia
Prudential Property Holding Limited	Ordinary shares	100.00%	United Kingdom
Prudential Property Investment Managers Limited	Ordinary shares	100.00%	United Kingdom
Prudential Property Investments Limited	Ordinary shares	100.00%	United Kingdom
Prudential Property Services (Bristol) Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Prudential Real Estate Investments 1 Limited	Ordinary shares	100.00%	United Kingdom
Prudential Real Estate Investments 2 Limited	Ordinary shares	100.00%	United Kingdom
Prudential Real Estate Investments 3 Limited	Ordinary shares	100.00%	United Kingdom
Prudential Retirement Income Limited	Ordinary shares	100.00%	United Kingdom
Prudential Services Asia Sdn. Bhd.	Ordinary shares	100.00%	Malaysia
	Class D preference shares	100.00%	
Prudential Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential Services Singapore Pte. Ltd.	Ordinary shares	100.00%	Singapore
Prudential Singapore Holdings Pte. Limited	Ordinary shares	100.00%	Singapore
Prudential Staff Pensions Limited	Ordinary shares	100.00%	United Kingdom
Prudential Trustee Company Limited	Ordinary shares	100.00%	United Kingdom
Prudential UK Services Limited	Ordinary shares	100.00%	United Kingdom
Prudential Unit Trusts Limited	Ordinary shares	100.00%	United Kingdom
Prudential Vietnam Assurance Private Limited	Ownership interest	100.00%	Vietnam
Prudential Vietnam Finance Company Limited	Ownership interest	100.00%	Vietnam
Prutec Limited	Ordinary shares	100.00%	United Kingdom
PT. Prudential Life Assurance	Ordinary shares	94.62%	Indonesia
PT. Eastspring Investments Indonesia	Ordinary shares	99.95%	Indonesia
PVFC Financial Limited	Ordinary shares	100.00%	Hong Kong
PVM Partnerships Limited	Ordinary shares	100.00%	United Kingdom
REALIC of Jacksonville Plans, Inc.	Ordinary shares	100.00%	USA
Reeds Rains Prudential Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Ordinary shares	97.49%	Indonesia
Rhodium Investment Fund	Ordinary shares	100.00%	Singapore
Rift GP 1 Limited	Ordinary shares	100.00%	United Kingdom
Rift GP 2 Limited	Ordinary shares	100.00%	United Kingdom
ROP, Inc	Ordinary shares	100.00%	USA
SBP Management Limited	Ordinary shares	27.70%	United Kingdom
ScotAm Pension Trustees Limited	Ordinary shares	100.00%	United Kingdom

280 Prudential plc Annual Report 2015 www.prudential.co.uk

Name	Classes of shares held	Proportion held	Country of incorporation
Scottish Amicable Finance plc	Ordinary shares	100.00%	United Kingdom
Scottish Amicable ISA Managers Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Scottish Amicable Life Assurance Society	No share capital	100.00%	United Kingdom
Scottish Amicable PEP and ISA Nominees Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Scotts Spazio Pte. Ltd.	Ordinary shares	45.00%	Singapore
Sealand (No 1) Limited	Ordinary shares	100.00%	Jersey
Sealand (No 2) Limited	Ordinary shares	100.00%	Jersey
SES Manager Limited	Ordinary shares	50.00%	United Kingdom
SII Insurance Agency, Inc. (Wisconsin) (in liquidation)	Ordinary shares	100.00%	USA
SII Investments, Inc.	Ordinary shares	100.00%	USA
Smithfield Limited	Ordinary shares	100.00%	United Kingdom
Snushalls Team Limited (in liquidation)	Ordinary shares	100.00%	United Kingdom
Spanish Trail Ownership, LLC	Membership interest	100.00%	USA
Squire Capital I LLC	Membership interest	100.00%	USA
Squire Capital II LLC	Membership interest	100.00%	USA
Squire Reassurance Company LLC	Membership interest	100.00%	USA
Sri Han Suria Sdn. Bhd.	Ordinary shares	51.00%	Malaysia
	Class A and B preference shares	100.00%	
St Edward Homes Limited	Ordinary shares	100.00%	United Kingdom
Stableview Limited	Ordinary shares	100.00%	United Kingdom
Staple Limited	Ordinary shares	100.00%	Thailand
Staple Nominees Limited	Ordinary shares	100.00%	United Kingdom
Thanachart Life Assurance Public Company Limited (in liquidation)	Ordinary shares	99.93%	Thailand
The Car Auction Unit Trust	Ordinary shares	50.00%	Guernsey
The First British Fixed Trust Company Limited	Ordinary shares	100.00%	United Kingdom
The Forum, Solent, Management Company Limited	Ordinary shares	100.00%	United Kingdom
The Green (Solihull) Management Company Ltd	Ordinary shares	100.00%	United Kingdom
The Heights Management Company Limited	Ordinary shares	50.00%	United Kingdom
The Hub (Witton) Management Company Limited	Ordinary shares	100.00%	United Kingdom
The St Edward Homes Partnership	Limited partnership interest	49.95%	United Kingdom
The Strand Property Unit Trust	Units	50.00%	Jersey
The Two Rivers Trust	Units	50.00%	Jersey
Two Snowhill Birmingham S.à.r.l.	Ordinary shares	100.00%	Luxembourg
US Strategic Income Bond Fund D USD Acc	Ordinary shares	100.00%	Luxembourg
US Total Return Bond Fund D USD Acc	Ordinary shares	100.00%	Luxembourg
VFL International Life Company SPC, Ltd	Ordinary shares	100.00%	Cayman Islands
Warren Farm Office Village Limited	Ordinary shares	100.00%	United Kingdom
Wessex Gate Limited	Ordinary shares	100.00%	United Kingdom
Westwacker Limited	Ordinary shares	100.00%	United Kingdom
Wynnefield Private Equity Partners I, L.P.	Limited partnership interest	99.00%	USA
Wynnefield Private Equity Partners II, LP	Limited partnership interest	99.00%	USA

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 281

Statement of financial position of the parent company

31 December	Note	2015 £m	2014 £m
Fixed assets			
Investments:			
Shares in subsidiary undertakings	5	12,514	5,373
Loans to subsidiary undertakings	5	–	6,329
		12,514	11,702
Current assets			
Debtors:			
Amounts owed by subsidiary undertakings		4,783	3,785
Other debtors		3	3
Tax recoverable		43	–
Deferred tax asset	6	–	8
Derivative assets	8	1	2
Pension asset	9	51	39
Cash at bank and in hand		104	7
		4,985	3,844
Liabilities: amounts falling due within one year			
Commercial paper	7	(1,107)	(1,704)
Other borrowings	7	(200)	(500)
Derivative liabilities	8	(322)	(315)
Amounts owed to subsidiary undertakings		(2,711)	(1,108)
Tax payable		(20)	(55)
Deferred tax liability	6	(9)	(8)
Sundry creditors		–	(3)
Accruals and deferred income		(56)	(39)
		(4,425)	(3,732)
Net current assets		560	112
Total assets less current liabilities		13,074	11,814
Liabilities: amounts falling due after more than one year			
Subordinated liabilities	7	(4,018)	(3,320)
Debenture loans	7	(549)	(549)
Other borrowings	7	(598)	–
		(5,165)	(3,869)
Total net assets		7,909	7,945
Capital and reserves			
Share capital	10	128	128
Share premium	10	1,915	1,908
Profit and loss account	11	5,866	5,909
Shareholders' funds		7,909	7,945

The financial statements of the parent company on pages 282 to 291 were approved by the Board of Directors on 8 March 2016 and signed on its behalf.

Paul Manduca
Chairman

Mike Wells
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

282 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 283

Statement of changes in equity of the parent company

£m

Share

capital

Share

premium

Profit and

loss

account

Total

equity

Balance at 1 January 2014 128 1,895 5,329 7,352

Total comprehensive income for the year

Profit for the year – – 1,463 1,463

Actuarial gains recognised in respect of the pension scheme – – 6 6

Total comprehensive income for the year – – 1,469 1,469

Transactions with owners, recorded directly in equity

New share capital subscribed – 13 – 13

Share-based payment transactions – – 6 6

Dividends – – (895) (895)

Total contributions by and distributions to owners – 13 (889) (876)

Balance at 31 December 2014 128 1,908 5,909 7,945

Balance at 1 January 2015 128 1,908 5,909 7,945

Total comprehensive income for the year

Profit for the year – – 920 920

Actuarial gains recognised in respect of the pension scheme – – 4 4

Total comprehensive income for the year – – 924 924

Transactions with owners, recorded directly in equity

New share capital subscribed – 7 – 7

Share-based payment transactions – – 7 7

Dividends – – (974) (974)

Total contributions by and distributions to owners – 7 (967) (960)

Balance at 31 December 2015 128 1,915 5,866 7,909

Prudential plc Annual Report 2015 www.284 prudential.co.uk

1 Nature of operations

Prudential plc (the ‘Company’) is a parent holding company. The Company together with its subsidiaries (collectively, the ‘Group’) is an international financial services group with its principal operations in Asia, the US and the UK. In Asia, the Group has operations in Hong

Kong, Indonesia, Malaysia, Singapore and other countries. In the US, the Group’s principal subsidiary is Jackson National Life Insurance

Company. In the UK, the Group operates through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential

Retirement Income Limited and M&G Investment Management Limited.

2 Basis of preparation

The financial statements of the Company, which comprise the statement of financial position, statement of changes in equity and related notes, are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101

Reduced Disclosure Framework (‘FRS 101’) and Part 15 of the Companies Act 2006.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in

International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and endorsed by the EU, but makes amendments where necessary in order to comply with the Companies Act 2006, and has set out below where advantage of the FRS 101 disclosure exemptions has been taken. The Company has also taken advantage of the exemption under

Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

In preparing these financial statements, the Company has adopted FRS 101 for the first time. In the transition to FRS 101, the Company has made no measurement and recognition adjustments. An explanation of how the transition to FRS 101 has affected the presentation of the financial statements of the Company is provided in note 14.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

——A cash flow statement and related notes;

——Disclosures in respect of transactions with wholly-owned subsidiaries within the Prudential Group;

——Disclosure in respect of capital management;

——The effects of new but not yet effective IFRSs; and

——An additional balance sheet for the beginning of the earliest comparative period following the retrospective change in accounting policy to adopt FRS 101.

As the consolidated financial statements of the Group include the equivalent disclosure, the Company has also applied the exemptions available under FRS 101 in respect of the following disclosures:

——IFRS 2 ‘Share-based Payment’ in respect of Group-settled share-based payments; and

——Disclosure required by IFRS 7 ‘Financial Instrument Disclosures’ and IFRS 13 ‘Fair Value Measurement’.

The accounting policies set out in note 3 below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening FRS 101 statement of financial position at 1 January 2014 for the purposes of the transition to FRS 101.

3 Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at cost less impairment.

Loans to subsidiary undertakings

Loans to subsidiary undertakings are shown at cost less provisions.

Derivatives

Derivative financial instruments are held to manage certain macroeconomic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument.

Dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. From 2016, the Company will make all dividend payments as interim payments.

Notes on the parent company financial statements

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 285

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Assets and liabilities denominated in foreign currencies, including borrowings that have been used to finance or provide a hedge against

Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12, ’Income Taxes’. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse,

using tax rates enacted or substantively enacted at the reporting date.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension

Scheme (‘PSPS’). Upon adoption of FRS 101, the Company applies the requirements of IAS 19 ‘Employee Benefit’ (as revised in 2011)

for the accounting of its interest in the PSPS surplus or deficit. Further details are disclosed in note 9.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate,

adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine their present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the net income (interest) on the net scheme assets (liabilities) at the start of the period, is recognised in the profit or loss account. Actuarial gains and losses as a result of the changes in assumptions, experience variances or the return on scheme assets excluding amounts included in the net deferred benefit asset (liability) are recorded in other comprehensive income.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (‘SAYE’) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Under IFRS 2 ‘Share-based Payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equitysettled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

Notes on the parent company financial statements continued

4 Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRSs as issued by the IASB and endorsed by the EU. At 31 December 2015, there were no differences between FRS 101 and IFRSs as issued by the IASB and endorsed by the EU in terms of their application to the parent company.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2015 £m	2014 £m
Profit after tax		
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101 and IFRS	920	1,463
Share in the IFRS result of the Group, net of distributions to the Company*	1,659	753
Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,579	2,216

	2015 £m	2014 £m
Net equity		
Shareholders' equity of the Company in accordance with FRS 101 and IFRS	7,909	7,945
Share in the IFRS net equity of the Group*	5,046	3,866
Shareholders' equity of the Group in accordance with IFRS	12,955	11,811

* The 'shares in the IFRS result and net equity of the Group' lines represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

The profit for the financial year of the Company in accordance with IFRS includes dividends received in the year from subsidiary undertakings of £985 million and £1,774 million for the years ended 31 December 2015 and 2014, respectively.

As stated in note 3, under FRS 101, the Company accounts for its investments in subsidiary undertakings at cost less impairment. For the purpose of this reconciliation, no adjustment is made to the Company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

5 Investments of the Company

	2015 £m	
	Shares in subsidiary undertakings	Loans to subsidiary undertakings
At 1 January	5,373	6,329
Investment in subsidiary undertakings	7,247	(5,489)
Offset against amount owed to subsidiary undertaking	(79)	–
Reclassified as amount owed by subsidiary undertaking	–	(840)
Other movements	(27)	–
At 31 December	12,514	–

During the year, the Company entered into a number of intra-group transactions in order to simplify the Group's corporate structure relating to central finance subsidiaries. The transactions resulted in an increase of £7,247 million in the cost of shares in subsidiary undertakings, of which £5,489 million related to the conversion to equity of existing intra-group loans and the remainder to movements in other intercompany balances. No profit or loss arose on the transactions. Further changes to the amounts relating to shares in, and loans to, subsidiary undertakings are set out in the table above.

Other movements comprise £7 million in respect of share-based payments, reflecting the value of payments settled by the Company for employees of its subsidiary undertakings, less £34 million relating to cash received from subsidiaries in respect of share awards.

Subsidiary undertakings of the Company at 31 December 2015 are listed in note D6 of the Group financial statements.

286 Prudential plc Annual Report 2015 www.prudential.co.uk

6 Deferred tax assets and liabilities

Deferred tax asset	2015 £m	2014 £m
Short-term temporary differences	–	1
Unused deferred tax losses	–	7
Total	–	8

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

Deferred tax liability	2015 £m	2014 £m
Short-term temporary differences related to pension scheme	(9)	(8)
Total	(9)	(8)

Deferred tax liability of £(9) million (2014: £(8) million) disclosure arises from the change in the presentation of the pension scheme asset on the balance sheet from net to gross of related deferred tax at the balance sheet date following adoption of FRS 101.

The reduction in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020 was substantively enacted on 26 October 2015 which has had the effect of reducing the deferred tax balances as at 31 December 2015. These changes are reflected in the financial statements for the year ended 31 December 2015.

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Core structural borrowings[note (i)]						
Subordinated liabilities[note (ii)]	4,018	3,320	–	–	4,018	3,320
Debenture loans	549	549	–	–	549	549
	4,567	3,869	–	–	4,567	3,869
Other borrowings:[note (iii)]						
Commercial Paper	–	–	1,107	1,704	1,107	1,704
Floating Rate Notes[note (iv)]	–	–	200	200	200	200
Medium Term Notes 2015[note (v)]	–	–	–	300	–	300
Medium Term Notes 2018[note (vi)]	–	–	598	–	598	–
Total borrowings	4,567	3,869	1,905	2,204	6,472	6,073
Borrowings are repayable as follows:						
Within 1 year or on demand	–	–	1,307	2,204	1,307	2,204
Between 1 and 5 years	–	–	598	–	598	–
After 5 years	4,567	3,869	–	–	4,567	3,869
	4,567	3,869	1,905	2,204	6,472	6,073

Notes

(i) Further details on the core structural borrowings of the Company are provided in note C6.1 of the Group financial statements.

(ii) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company.

(iii) These borrowings support a short-term fixed income securities programme.

(iv) The Company issued £200 million Floating Rate Notes in October 2015 which will mature in October 2016. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been continually reissued upon their maturity.

(v) In November 2015, the Company repaid £300 million Medium Term Notes at maturity.

(vi) In January 2015 and in November 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £598 million.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 287

Notes on the parent company financial statements continued

8 Derivative financial instruments

	2015 £m		2014 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Cross-currency swap	1	–	2	–
Inflation-linked swap	–	322	–	315
Total	1	322	2	315

Derivative financial instruments are held to manage certain macroeconomic exposures. The change in fair value of the derivative financial instruments of the Company was a loss before tax of £7 million (2014: loss before tax of £115 million).

The derivative financial instruments are valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

9 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (the 'Scheme') which is primarily a closed defined benefit scheme.

At 31 December 2005, the allocation of surpluses and deficits attaching to the Scheme between the Company and the unallocated surplus of The Prudential Assurance Company Limited ('PAC') with-profits fund was apportioned in the ratio 30/70 following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2015. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

The last completed triennial actuarial valuation of the Scheme was as at 5 April 2014. Further details on the results of this valuation and the total employer contributions to the Scheme for the year are provided in note C9 of the Group financial statements, together with the key assumptions adopted, including mortality assumptions.

A description of the regulatory framework in which the Scheme operates, the governance of the Scheme, and the risks to which the Scheme exposes the Company is provided in note C9. The most recent full valuation has been updated to 31 December 2015 applying the principles prescribed by IAS 19. The actuarial assumptions used in determining the IAS 19 benefit obligations and the net periodic costs and sensitivity of IAS 19 benefit obligation to changes in the actuarial assumptions are also provided in note C9.

Movements in net defined benefit liability/asset

The assets and liabilities of the Scheme were:

	31 Dec 2015 £m			31 Dec 2014 £m		
	Quoted prices in an active market	Other	Total	Quoted prices in an active market	Other	Total
Scheme assets:						
Equities						
UK	118	8	126	126	–	126
Overseas	150	–	150	143	–	143
Bonds*						
Government	4,795	–	4,795	5,078	–	5,078
Corporate	925	45	970	885	46	931
Asset-backed securities	135	–	135	197	–	197
Properties	–	70	70	–	93	93
Derivatives	183	–	183	159	–	159
Other assets	272	26	298	270	–	270
Fair value of Scheme assets	6,578	149	6,727	6,858	139	6,997
Present value of benefit obligations			(5,758)			(6,157)
Underlying surplus in the Scheme			969			840
Effect of the application of IFRIC 14 for de-recognition of surplus			(800)			(710)
Surplus in the Scheme			169			130
Surplus in the Scheme recognised by the Company†			51			39

* 96 per cent (2014: 97 per cent) of the bonds are investment graded.

† The surplus in the Scheme recognised in the balance sheet of the Company represents the amount which is recoverable through reduced future contributions and is net of the apportionment to the PAC with-profits fund.

288 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

The change in the present value of the underlying Scheme liabilities and the change in the fair value of the underlying Scheme assets are as follows:

	2015 £m				
	Scheme assets	Present value of benefit obligations note (i)	Net surplus without the effect of IFRIC 14	Effect of IFRIC 14 for de-recognition of surplus	IAS 19 basis net surplus
Balance at 1 January	6,997	(6,157)	840	(710)	130
Current service cost	–	(21)	(21)		(21)
Negative past service cost	–	48	48		48
Net interest income (cost)	240	(209)	31	(26)	5
Administration expenses	(4)	–	(4)		(4)
Actuarial gains (losses) note (ii)	(248)	312	64	(64)	–
Contributions paid by the employer note (iii)	11	–	11		11
Contributions paid by the employee	1	(1)	–		–
Benefits paid	(270)	270	–		–
Balance at 31 December	6,727	(5,758)	969	(800)	169

	2014 £m				
	Scheme assets	Present value of benefit obligations note (i)	Net surplus without the effect of IFRIC 14	Effect of IFRIC 14 for de-recognition of surplus	IAS 19 basis net surplus
Balance at 1 January	6,042	(5,316)	726	(602)	124
Current service cost	–	(17)	(17)		(17)
Past service cost	–	(4)	(4)		(4)
Net interest income (cost)	261	(229)	32	(26)	6
Administration expenses	(5)	–	(5)		(5)
Actuarial gains (losses) note (ii)	927	(830)	97	(82)	15
Contributions paid by the employer note (iii)	11	–	11		11
Contributions paid by the employee	1	(1)	–		–
Benefits paid	(240)	240	–		–
Balance at 31 December	6,997	(6,157)	840	(710)	130

Notes

(i) The weighted average duration of the benefit obligations of the Scheme is 17 years (2014: 17 years). The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2015	225	974	1,422	1,489	1,438	6,303	11,851
2014	222	945	1,417	1,519	1,476	6,716	12,295

(ii) The actuarial gains attributable to policyholders and shareholders are analysed as follows:

	2015 £m	2014 £m
Return on scheme assets excluding interest income*	(248)	927
Actuarial gains (losses):		
Experience gains (losses) on Scheme liabilities	28	(34)
Actuarial losses – demographic assumptions	(3)	(22)
Actuarial gains (losses) – financial assumptions	287	(774)
	312	(830)
Total actuarial gains without the effect of IFRIC 14	64	97
Actuarial gains attributable to the Company before tax†	4	8

* The total return on scheme assets in 2015 was a loss of £8 million (2014: gain of £1,188 million).

† Actuarial gains attributable to the Company are net of the apportionment to the PAC with-profits fund and are related to the surplus recognised in the balance sheet of the Company. In 2015, the gains included a charge of £15 million (2014: £21 million) for the adjustment to the unrecognised portion of surplus which has not been deducted from the pension charge.

The gains after tax of £4 million (2014: £6 million) are recorded in other comprehensive income.

(iii) Employer contributions to be paid into the Scheme for the year ending 31 December 2016 are expected to amount to £11 million, comprising ongoing service contributions and expenses.

www.prudential.co.uk Annual Report 2015 Prudential plc 289

Prudential plc Annual Report 2015 www.290 prudential.co.uk

Notes on the parent company financial statements continued

10 Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company’s shares at 31 December 2015 is set out in note C10 of the Group financial statements.

11 Retained profit of the Company

Retained profit at 31 December 2015 amounted to £5,866 million (2014: £5,909 million). The retained profit includes distributable reserves of £3,385 million and non-distributable reserves of £2,481 million. The non-distributable reserves comprise £2,405 million relating to gains made by intermediate holding companies following the transfer at fair value of certain subsidiaries to other parts of the

Group as part of internal restructuring exercises and £76 million of share-based payment reserves. The amount of £2,405 million is not able to be regarded as part of the distributable reserves of the parent company because the gains relate to intra-group transactions.

Under English company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

12 Other information

a Information on directors’ remuneration is given in the directors’ remuneration report section of this Annual Report and note B3.3 of the Group financial statements.

b Information on transactions of the directors with the Group is given in note D4 of the Group financial statements.

c The Company employs no staff.

d Fees payable to the Company’s auditor for the audit of the Company’s annual accounts were £0.1 million (2014: £0.1 million) and for other services were £0.2 million (2014: £0.1 million).

e In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

13 Post balance sheet events

The second interim and special dividends for the year ended 31 December 2015, which were approved by the Board of Directors after

31 December 2015, are described in note B7 of the Group financial statements.

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 291

14 Explanation of transition to FRS 101

As stated in note 2, these are the Company’s first financial statements prepared in accordance with FRS 101.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended 31 December

2015, the comparative information presented in these financial statements for the year ended 31 December 2014 and in the preparation of an opening FRS 101 statement of financial position at 1 January 2014.

In preparing its FRS 101 balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting, UK GAAP. An explanation of how the transition from UK GAAP to FRS 101 has affected the Company’s financial statements is set out in the following tables and the notes that accompany the tables.

31 Dec 2014 £m

UK GAAP

Effect of

transition

to FRS 101 FRS 101

Fixed assets 11,702 – 11,702

Current assets (including pension asset)

Pension asset 31 8 39

Other current assets 3,805 – 3,805

3,836 8 3,844

Liabilities: amounts falling due within one year

Deferred tax liability – (8) (8)

Other current liabilities (3,724) – (3,724)

(3,724) (8) (3,732)

Net current assets 112 – 112

Total assets less current liabilities 11,814 – 11,814

Liabilities: amounts falling due after more than one year (3,869) – (3,869)

Total net assets 7,945 – 7,945

2014 £m

UK GAAP

Effect of

transition

to FRS 101 FRS 101

Profit on ordinary activities before tax 1,385 3 1,388

Tax credit on profit on ordinary activities 75 – 75

Profit for the year 1,460 3 1,463

Actuarial gains (losses) recognised in respect of the pension scheme, net of tax 9 (3) 6

Total comprehensive income for the year 1,469 – 1,469

Notes:

(1) The change in the presentation of the pension asset on the balance sheet from net to gross of related deferred tax liability at 31 December 2014 was £8 million.

(2) The replacement of expected return on scheme assets under FRS 17 with an amount based on the liability discount rate under IAS 19 in the determination of the pension charge and the change in the recording of the surplus restriction resulted in a reclassification of £3 million gross and net of tax between the 2014 pension charge in the profit and loss account and the actuarial gains in other comprehensive income.

Prudential plc Annual Report 2015 www.292 prudential.co.uk

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible

for preparing the Annual Report

and the Group and parent

company financial statements

in accordance with applicable

law and regulations.

Company law requires the directors to

prepare Group and parent company

financial statements for each financial year.

Under that law, the directors are required

to prepare the Group financial statements

in accordance with International Financial

Reporting Standards (IFRSs) as adopted by

the European Union (EU) and applicable

law and have elected to prepare the parent

company financial statements in

accordance with UK Accounting Standards

and applicable law (UK Generally

Accepted Accounting Practice) including

FRS 101 ‘Reduced Disclosure Framework’.

Under company law, the directors must not

approve the financial statements unless

they are satisfied that they give a true and

fair view of the state of affairs of the Group

and parent company and of their profit or

loss for that period. In preparing each of the

Group and parent company financial

statements, the directors are required to:

——Select suitable accounting policies and

then apply them consistently;

——Make judgements and estimates that

are reasonable and prudent;

——For the Group financial statements,

state whether they have been prepared

in accordance with IFRS as adopted by

the EU;

——For the parent company financial

statements, state whether applicable

UK Accounting Standards have been

followed, subject to any material

departures disclosed and explained in

the parent company financial

statements; and

——Prepare the financial statements on

the going concern basis unless it is

inappropriate to presume that the

Group and the parent company will

continue in business.

The directors are responsible for keeping

adequate accounting records that are

sufficient to show and explain the parent

company’s transactions and disclose, with

reasonable accuracy at any time, the

financial position of the parent company

and enable them to ensure that its financial

statements comply with the Companies

Act 2006. They have general responsibility

for taking such steps as are reasonably

open to them to safeguard the assets of the

Group and to prevent and detect fraud and

other irregularities.

Under applicable law and regulations, the

directors are also responsible for preparing

a strategic report, directors’ report,

directors’ remuneration report and

corporate governance statement that

comply with that law and those regulations.

The directors are responsible for the

maintenance and integrity of the corporate

and financial information included on the

Company’s website. Legislation in the UK

governing the preparation and

dissemination of financial statements may

differ from legislation in other jurisdictions.

The directors of Prudential plc, whose

names and positions are set out on pages

71 to 75 confirm that to the best of their

knowledge:

——The financial statements, prepared in

accordance with the applicable set of

accounting standards, give a true and

fair view of the assets, liabilities,

financial position and profit or loss

of the Company and the undertakings

included in the consolidation taken as

a whole;

——The strategic report includes a fair

review of the development and

performance of the business and the

position of the Company and the

undertakings included in the

consolidation taken as a whole, together

with a description of the principal risks

and uncertainties that they face; and

——The Annual Report and financial

statements, taken as a whole, is fair,

balanced and understandable and

provides the information necessary for

shareholders to assess the Company’s

position and performance, business

model and strategy.

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 293

Independent auditor’s report to the members of Prudential plc only

Opinions and conclusions arising

from our audit

1. Our opinion on the financial

statements is unmodified

We have audited the financial statements

of Prudential plc for the year ended

31 December 2015 set out on pages 133

to 291. In our opinion:

——The financial statements give a true and

fair view of the state of the Group’s and

of the parent company’s affairs as at

31 December 2015 and of the Group’s

profit for the year then ended;

——The Group financial statements have

been properly prepared in accordance

with International Financial Reporting

Standards as adopted by the European

Union;

——The parent company financial

statements have been properly

prepared in accordance with UK

Accounting Standards including FRS

101 Reduced Disclosure Framework;

and

——The financial statements have been

prepared in accordance with the

requirements of the Companies Act

2006 and, as regards the Group

financial statements, Article 4

of the IAS Regulation.

2. Our assessment of risks of material misstatement

In arriving at our audit opinion above on the financial statements, the risks of material misstatement that had the greatest effect on our audit, which are unchanged from 2014 including the level of risk associated with them, were as follows:

Valuation of investments (2015: £351,979 million, 2014: £337,454 million)

Refer to page 89 (Audit Committee report), page 147 (accounting policy) and pages 196 to 218 (financial disclosures)

The risk – The Group’s investment portfolio represents

91 per cent of the Group’s total assets. The valuation of the portfolio involves judgement in selecting the valuation basis for each investment and further judgement in performing the

valuation for harder to value investments.

The areas that involved significant audit effort and judgement in

2015 were the valuation of illiquid positions within the financial investments portfolio representing 3 per cent of the Group’s total assets. These included unlisted equity, unlisted debt securities,

certain derivatives and loans such as commercial mortgage loans and bridge loans. For these positions, a reliable third-party price was not readily available and therefore involved the application of expert judgement in the valuations adopted.

Our response – We used our own valuation specialists and

pricing services to assist us in performing our procedures in this area, which included:

——Assessing the availability of quoted prices in liquid markets;

——Assessing whether the valuation process is appropriately

designed and captures relevant valuation inputs;

——Testing whether associated controls in respect of the valuation process are functioning properly;

——Performing our own independent price checks from our own

pricing services using external quotes for liquid positions and,

where available, for illiquid positions;

——Assessing pricing model methodologies and assumptions

against industry practice and valuation guidelines;

——Evaluating the testing performed by the Group in order to

identify any impairment in relation to loans; and

——Performing our own assessment of loan files to understand the performance of the loans. We obtained an understanding

of existing and prospective investee company cash flows

to understand whether loans can be serviced or refinancing

may be required and considered the impact on impairment

testing performed.

We also assessed whether the Group’s disclosures in relation to the valuation of investments are compliant with the relevant accounting requirements, in particular the sensitivity of the valuations adopted to alternative outcomes.

Prudential plc Annual Report 2015 www.294 prudential.co.uk

Policyholder liabilities (2015: £322,518 million, 2014: £309,539 million)

Refer to page 89 (Audit Committee report), page 144 (accounting policy) and pages 219 to 235 (financial disclosures)

The risk – The Group has significant insurance liabilities

representing 86 per cent of the Group’s total liabilities. This is an area that involves significant judgement over uncertain future outcomes, mainly the ultimate total settlement value of long-term policyholder liabilities. Economic assumptions, such as investment return and associated discount rates, and operating assumptions such as mortality and persistency (including consideration of policyholder behaviour) are the key inputs used to estimate these long-term liabilities.

The valuation of the guarantees in the US variable annuity business is a complex exercise as it involves exercising significant judgement over the relationship between the investment return attaching to these products and the guarantees contractually provided

to policyholders and the likely policyholder behaviour in response to changes in investment performance.

The valuation of the insurance liabilities in relation to the UK annuity business requires the exercise of significant judgement over the setting of mortality and credit risk assumptions.

Our response – We used our own actuarial specialists to assist us in performing our procedures in this area, which included:

——Consideration of the appropriateness of the assumptions used in the stochastic models for the valuation of the US variable annuity guarantees. We assessed assumptions of policyholder

behaviour by reference to relevant company and industry

historical data. We assessed assumptions for investment mix

and projected investment returns by reference to companyspecific and industry data, and for future growth rates by

reference to market trends and market volatility; and

——Consideration of the appropriateness of the mortality

assumptions used in the valuation of the UK annuity liabilities by reference to company and industry data on historical

mortality experience and expectations of future mortality

improvements, including evaluation of the choice of the

Continuous Mortality Investigation (‘CMI’) model and the

parameters used in relation to this. Our work on the credit risk assumptions primarily considered the appropriateness of the

methodology and assumptions by reference to industry

practice and our expectation derived from market experience.

We utilised the results of KPMG benchmarking of assumptions

and actuarial market practice to inform our challenge of

management’s assumptions in both areas.

Other key procedures included assessing the Group’s

methodology for calculating the insurance liabilities and their analysis of the movements in insurance liabilities during the year,

including consideration of whether the movements are in line with the assumptions adopted by the Group, our understanding of

developments in the business and our expectation derived from market experience. We considered the validity of management’s liability adequacy testing which is a key test performed to check that the liabilities are adequate in the context of expected experience. Our work on the liability adequacy test includes assessing the reasonableness of the projected cash flows and challenging the assumptions adopted in the context of company and industry experience data and specific product features.

We also performed test work to ensure the appropriateness of changes made to the reserving models during the year.

We considered whether the Group’s disclosures in relation to the assumptions used in the calculation of insurance liabilities are compliant with the relevant accounting requirements, in particular the sensitivities of these assumptions to alternative scenarios and inputs.

Deferred Acquisition Costs (‘DAC’) (2015: £7,022 million, 2014: £5,927 million)

Refer to page 89 (Audit Committee report), page 145 (accounting policy) and pages 236 to 240 (financial disclosures)

The risk – DAC represents 1.8 per cent of the total assets and involves judgement in the identification of, and the extent to which, certain acquisition costs can be deferred, and assessment of recoverability of the asset. The DAC associated with the US business, which represents 88 per cent of total DAC, involves the greatest judgement in terms of measurement and recoverability.

The amortisation and recoverability assessment of the US DAC asset is related to the achieved and projected future profit profile.

This involves making assumptions about future investment returns and the consequential impact on fee income.

Our response – We used our own actuarial specialists to assist us in performing our audit procedures in this area, which included:

——Evaluating the appropriateness of the Group’s deferral policy by comparing it against the requirements of relevant

accounting standards;

——Evaluating whether costs are deferred in accordance with the

Group’s deferral policy; and

——Assessing the calculations performed including the

appropriateness of the assumptions used in determining the

estimated future profit profile and the extent of the associated adjustment necessary to the amortisation of the DAC asset.

We compared the estimated future profits to the carrying value of the DAC asset to assess recoverability. Our work included assessing the reasonableness of assumptions such as the

projected investment return by comparing against the Group’s investment portfolio mix and market return data.

We also considered the adequacy of the Group’s disclosures about the degree of estimation involved in the valuation of DAC.

Independent auditor’s report to the members of Prudential plc only continued

3. Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at £350 million (2014: £307 million) determined with reference to a benchmark of IFRS shareholders' equity of £13.0 billion (of which it represents 2.7 per cent (2014: 2.6 per cent)). We consider IFRS shareholders' equity to be the most appropriate benchmark as it represents the residual interest that can be ascribed to shareholders after policyholder assets and corresponding liabilities have been accounted for. We compared our materiality against other relevant benchmarks, such as total assets, total revenue and profit before tax to ensure the materiality selected was appropriate for our audit.

We set out below the materiality thresholds that are key to the audit.

Materiality thresholds


IFRS shareholders' equity
Materiality
£350m
£350m
£110-140m
£18m

- Threshold for misstatements reported to the Audit Committee
- Range of component materials
- Materiality for the group financial statements

We report to the Group Audit Committee any corrected or uncorrected identified misstatements exceeding £18 million (2014: £15 million) in addition to other identified misstatements that warrant reporting on qualitative grounds.

We subjected the Group's operations to audits for Group reporting purposes as follows:

- Audits for Group reporting purposes in relation to the financial information of the insurance operations in the UK, the US, Hong Kong, Indonesia, Singapore, Malaysia, Korea, Thailand and fund management operations in the UK (M&G).
- Audits of account balances that correspond to the risks of material misstatement identified above in relation to Prudential Capital and the insurance operations in China, Taiwan and Vietnam. The account balances audited are investments, policyholder liabilities and deferred acquisition costs.

For the remaining operations, we performed analyses at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these operations.

These components accounted for the following percentages of the Group's results in 2015:

Total group revenue


8%
2%
90%

- Audit for group reporting (2014: 92%)
- Audit of account balances (2014: 2%)
- Analysis at group level (2014: 6%)

Group profit before tax


8%
2%
90%

- Audit for group reporting (2014: 88%)
- Audit of account balances (2014: 4%)
- Analysis at group level (2014: 8%)

Total group assets


7%
2%
91%

- Audit for group reporting (2014: 91%)
- Audit of account balances (2014: 2%)
- Analysis at group level (2014: 7%)

Group shareholders' equity


8%
3%
89%

- Audit for group reporting (2014: 89%)
- Audit of account balances (2014: 1%)
- Analysis at group level (2014: 10%)

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 295

Prudential plc Annual Report 2015 www.296 prudential.co.uk

Independent auditor’s report to the members of Prudential plc only continued

The Group audit team in the UK covered

the UK Group head office operations.

Component auditors performed the audit

work in the remaining locations.

The Group audit team held a global

planning conference with component

auditors to identify audit risks and decide

how each component team should address

the identified audit risks. The Group audit

team instructed component auditors as to

the significant areas to be covered,

including the relevant risks detailed above

and the information to be reported back.

The Group audit team approved the

component materialities, which were set as

£110 million for key reporting components

in Asia and £140 million for all other key

reporting components listed above

(2014: £110 million–£140 million), having

regard to the size and risk profile of

the Group.

The Group audit team visited 10

component locations, comprising the

insurance operations in the UK, the US,

Hong Kong, Indonesia, Singapore,

Malaysia, Korea and Thailand, the fund

management operations in M&G and

Prudential Capital. Video and telephone

conference meetings were also held with

these component auditors and certain

others that were not physically visited. At

these visits and meetings, an assessment

was made of audit risk and strategy, the

findings reported to the Group audit team

were discussed in more detail, key working

papers were reviewed and any further

work required by the Group audit team was

then performed by the component auditor.

The Senior Statutory Auditor, in

conjunction with other senior staff in the

Group team, also regularly attended

business unit audit committee meetings (at

a regional level for Asia) and participated in

meetings with local management to obtain

additional understanding first-hand of the

key risks and audit issues at a component

level which may affect the Group

financial statements.

4. Our opinion on other matters

prescribed by the Companies Act

2006 is unmodified

In our opinion:

——The part of the Directors’ Remuneration

Report to be audited has been properly

prepared in accordance with the

Companies Act 2006; and

——The information given in the Strategic

Report and the Directors’ Report for the

financial year for which the financial

statements are prepared is consistent

with the financial statements.

5. We have nothing to report on the

disclosures of principal risks

Based on the knowledge we acquired

during our audit, we have nothing material

to add or draw attention to in relation to:

——The directors’ viability statement on

page 56 concerning the principal risks,

their management, and, based on that,

the directors’ assessment and

expectations of the Group’s continuing

in operation over the three years to

2018; or

——The disclosure on page 98 of the Annual

Report concerning the use of the going

concern basis of accounting.

6. We have nothing to report in

respect of the matters on which we

are required to report by exception

Under ISAs (UK and Ireland) we are

required to report to you if, based on the

knowledge we acquired during our audit,

we have identified other information

in the annual report that contains

a material inconsistency with either that

knowledge or the financial statements,

a material misstatement of fact, or that

is otherwise misleading.

In particular, we are required to report to

you if:

——We have identified material

inconsistencies between the knowledge

we acquired during our audit and the

directors’ statement that they consider

that the annual report and financial

statements taken as a whole is fair,

balanced and understandable and

provides the information necessary

for shareholders to assess the Group’s

position and performance, business

model and strategy; or

——The Audit Committee report does

not appropriately address matters

communicated by us to the audit

committee.

Under the Companies Act 2006 we are

required to report to you if, in our opinion:

——Adequate accounting records have not

been kept by the parent company, or

returns adequate for our audit have not

been received from branches not visited

by us; or

——The parent company financial

statements and the part of the

Directors’ Remuneration Report to be

audited are not in agreement with the

accounting records and returns; or

——Certain disclosures of directors’

remuneration specified by law are not

made; or

——We have not received all the

information and explanations we

require for our audit.

Under the Listing Rules we are required

to review:

——The directors’ statement, set out on

pages 98 and 56, in relation to going

concern and longer-term viability; and

——The part of the corporate governance

statement on page 99 relating to

the Company’s compliance with the

11 provisions of the 2014 UK

Corporate Governance Code specified

for our review.

We have nothing to report in respect of the

above responsibilities.

7. Scope of report and responsibilities

As explained more fully in the directors’

responsibilities statement set out on

page 292, the directors are responsible for

the preparation of the financial statements

and for being satisfied that they give a true

and fair view. A description of the scope of an

audit of financial statements is provided on

the Financial Reporting Council’s website

at www.frc.org.uk/auditscopeukprivate

This report is made solely to the Company’s

members as a body and is subject to

important explanations and disclaimers

regarding our responsibilities, published

on our website at www.kpmg.com/uk/

auditscopeukco2014a which are

incorporated into this report as if set out

in full and should be read to provide an

understanding of the purpose of this

report, the work we have undertaken and

the basis of our opinions.

Rees Aronson

(Senior Statutory Auditor)

For and on behalf of KPMG LLP,

Statutory Auditor

Chartered Accountants

London

8 March 2016

www.prudential.co.uk Annual Report 2015 Prudential plc 297

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information 6

298 Index to EEV basis results

European

Embedded Value

(EEV) basis results

Apprenticeship programme Our communities

Over the past two years

Prudential UK has recruited

130 young people to join the highly

regarded apprenticeship programme.

Find out more on page 60.

Prudential plc Annual Report 2015 www.298 prudential.co.uk

Index to European Embedded Value (EEV) basis results

299 Post-tax operating profit based on longer-term investment returns

300 Post-tax summarised consolidated income statement

300 Movement in shareholders’ equity

301 Summary statement of financial position

Notes on the EEV basis results

302 1 Basis of preparation

302 2 Results analysis by business area

304 3 Analysis of new business contribution

305 4 Operating profit from business in force

307 5 Short-term fluctuations in investment returns

308 6 Effect of changes in economic assumptions

309 7 Net core structural borrowings of shareholder-financed operations

310 8 Analysis of movement in free surplus

313 9 Reconciliation of movement in shareholders’ equity

314 10 Reconciliation of movement in net worth and value of in-force for long-term business

316 11 Expected transfer of value of in-force business to free surplus

317 12 Sensitivity of results to alternative assumptions

318 13 Methodology and accounting presentation

324 14 Assumptions

327 15 Effect of Solvency II on EEV basis results on 1 January 2016

328 16 New business premiums and contributions

Description of EEV basis reporting

In broad terms, IFRS profits for long-term business reflect the aggregate of results on a traditional accounting basis. By contrast,

embedded value is a way of reporting the value of the life

insurance business.

The European Embedded Value principles were published by

the CFO Forum of major European insurers in May 2004 and

subsequently supplemented by Additional Guidance issued in

October 2005. The impact of Solvency II is not reflected in these results in line with the guidance issued by the CFO Forum in

October 2015 (see note 15 for further details). The principles provide consistent definitions, a framework for setting actuarial assumptions and an approach to the underlying methodology

and disclosures.

Results prepared under the EEV principles capture the

discounted value of future profits expected to arise from the current book of long-term business. The results are prepared by projecting cash flows by product, using best estimate

assumptions for all relevant factors. Furthermore, in determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital,

taking into account recent experience in assessing likely future persistency, mortality, morbidity and expenses. Further details are explained in notes 13 and 14.

European Embedded Value (EEV) basis results

Post-tax operating profit based on longer-term investment returns

Results analysis by business area

	Note	2015 £m	2014 £m note (iii)
Asia operations			
New business	3	1,490	1,162
Business in force	4	831	738
Long-term business		2,321	1,900
Eastspring Investments		101	78
Total		2,422	1,978
US operations			
New business	3	809	694
Business in force	4	999	834
Long-term business		1,808	1,528
Broker-dealer and asset management		7	6
Total		1,815	1,534
UK operations*			
New business	3	318	259
Business in force	4	545	476
Long-term business		863	735
General insurance commission		22	19
Total UK insurance operations		885	754
M&G		358	353
Prudential Capital		18	33
Total		1,261	1,140
Other income and expenditure note (i)		(566)	(531)
Solvency II and restructuring costs note (ii)		(51)	(36)
Results of the sold PruHealth and PruProtect businesses		–	11
Operating profit based on longer-term investment returns		4,881	4,096
Analysed as profit (loss) from:			
New business*	3	2,617	2,115
Business in force*	4	2,375	2,048
Long-term business*		4,992	4,163
Asset management		484	470
Other results		(595)	(537)
		4,881	4,096

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses which is shown separately.

Notes

(i) EEV basis other income and expenditure represents the post-tax IFRS basis result less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 13(a)(viii)) and an adjustment for the shareholders' share of the pension costs attributable to the with-profits business.

(ii) Solvency II and restructuring costs comprise the net of tax charge recognised on an IFRS basis and the additional amount recognised on the EEV basis for the shareholders' share incurred by the PAC with-profits fund.

(iii) The comparative results have been prepared using previously reported average exchange rates for the year.

Basic earnings per share

	2015	2014
Based on post-tax operating profit including longer-term investment returns (in pence)	191.2p	160.7p
Based on post-tax profit attributable to equity holders of the Company (in pence)	154.8p	170.4p
Average number of shares (millions)	2,553	2,549

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 299

European Embedded Value (EEV) basis results continued

Post-tax summarised consolidated income statement

	Note	2015 £m	2014 £m
Asia operations		2,422	1,978
US operations		1,815	1,534
UK operations*		1,261	1,140
Other income and expenditure		(566)	(531)
Solvency II and restructuring costs		(51)	(36)
Results of the sold PruHealth and PruProtect businesses		–	11
Operating profit based on longer-term investment returns		4,881	4,096
Short-term fluctuations in investment returns	5	(1,208)	763
Effect of changes in economic assumptions	6	57	(369)
Mark to market value movements on core borrowings		221	(187)
Gain on sale of PruHealth and PruProtect†		–	44
Costs of domestication of Hong Kong branch		–	(4)
Total non-operating (loss) profit		(930)	247
Profit for the year attributable to equity holders of the Company		3,951	4,343

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses which is shown separately.
† In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited resulting in a gain of £44 million in 2014.

Movement in shareholders' equity

	Note	2015 £m	2014 £m
Profit for the year attributable to equity shareholders		3,951	4,343
Items taken directly to equity:			
Exchange movements on foreign operations and net investment hedges		244	737
Dividends		(974)	(895)
New share capital subscribed		7	13
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		25	(11)
Reserve movements in respect of share-based payments		39	106
Treasury shares		(18)	(54)
Mark to market value movements on Jackson assets backing surplus and required capital		(76)	77
Net increase in shareholders' equity	9	3,198	4,316
Shareholders' equity at beginning of year:			
As previously reported	9	29,161	24,856
Effect of the domestication of Hong Kong branch on 1 January 2014*		–	(11)
		29,161	24,845
Shareholders' equity at end of year	9	32,359	29,161

* On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The overall EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business.

300 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Movement in shareholders' equity

	31 Dec 2015 £m			31 Dec 2014 £m		
Comprising:	Long-term business operations note 9	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Asia operations	13,876	306	14,182	12,545	274	12,819
US operations	9,487	182	9,669	8,379	157	8,536
UK insurance operations	9,647	22	9,669	8,433	19	8,452
M&G	–	1,774	1,774	–	1,572	1,572
Prudential Capital	–	70	70	–	74	74
Other operations	–	(3,005)	(3,005)	–	(2,292)	(2,292)
Shareholders' equity at end of year	33,010	(651)	32,359	29,357	(196)	29,161
Representing:						
Net assets excluding acquired goodwill and holding company net borrowings	32,777	866	33,643	29,124	1,542	30,666
Acquired goodwill	233	1,230	1,463	233	1,230	1,463
Holding company net borrowings at market value[note 7]	–	(2,747)	(2,747)	–	(2,968)	(2,968)
	33,010	(651)	32,359	29,357	(196)	29,161

Summary statement of financial position

	Note	31 Dec 2015 £m	31 Dec 2014 £m
Total assets less liabilities, before deduction for insurance funds		340,666	326,633
Less insurance funds:*			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(327,711)	(314,822)
Less shareholders' accrued interest in the long-term business		19,404	17,350
		(308,307)	(297,472)
Total net assets	9	32,359	29,161
Share capital		128	128
Share premium		1,915	1,908
IFRS basis shareholders' reserves		10,912	9,775
Total IFRS basis shareholders' equity	9	12,955	11,811
Additional EEV basis retained profit	9	19,404	17,350
Total EEV basis shareholders' equity (excluding non-controlling interests)	9	32,359	29,161

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	31 Dec 2015	31 Dec 2014
Based on EEV basis shareholders' equity of £32,359 million (2014: £29,161 million) (in pence)	1,258p	1,136p
Number of issued shares at year end (millions)	2,572	2,568
Annualised return on embedded value*	17%	16%

* Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity.

The supplementary information on pages 299 to 328 was approved by the Board of Directors on 8 March 2016.

Paul Manduca
Chairman

Mike Wells
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

www.prudential.co.uk

Annual Report 2015 Prudential plc 301

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004, subsequently supplemented by Additional Guidance on EEV Disclosure issued in October 2005. The impact of Solvency II is not reflected in these results in line with the guidance issued by the CFO Forum in October 2015 (see note 15 for further details). Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. Except for the change in presentation of the operating results for UK operations to show separately the contribution from the sold PruHealth and PruProtect businesses and the presentation of Prudential Capital as a separate segment, the 2014 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2014.

A detailed description of the EEV methodology and accounting presentation is provided in note 13.

2 Results analysis by business area

The 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2014 CER comparative results are translated at 2015 average exchange rates.

Annual premium and contribution equivalents (APE)[note 16]

		2015 £m	2014 £m		% change	
	Note		AER	CER	AER	CER
Asia operations		2,853	2,237	2,267	28%	26%
US operations		1,729	1,556	1,677	11%	3%
UK operations*		1,025	834	834	23%	23%
Total*	3	5,607	4,627	4,778	21%	17%

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Post-tax operating profit

		2015 £m	2014 £m		% change	
	Note		AER	CER	AER	CER
Asia operations						
New business	3	1,490	1,162	1,168	28%	28%
Business in force	4	831	738	735	13%	13%
Long-term business		2,321	1,900	1,903	22%	22%
Eastspring Investments		101	78	79	29%	28%
Total		2,422	1,978	1,982	22%	22%
US operations						
New business	3	809	694	748	17%	8%
Business in force	4	999	834	899	20%	11%
Long-term business		1,808	1,528	1,647	18%	10%
Broker-dealer and asset management		7	6	7	17%	–
Total		1,815	1,534	1,654	18%	10%
UK operations*						
New business	3	318	259	259	23%	23%
Business in force	4	545	476	476	14%	14%
Long-term business		863	735	735	17%	17%
General insurance commission		22	19	19	16%	16%
Total UK insurance operations		885	754	754	17%	17%
M&G		358	353	353	1%	1%
Prudential Capital		18	33	33	(45)%	(45)%
Total		1,261	1,140	1,140	11%	11%
Other income and expenditure		(566)	(531)	(531)	(7)%	(7)%
Solvency II and restructuring costs		(51)	(36)	(36)	(42)%	(42)%
Results of the sold PruHealth and PruProtect businesses		–	11	11	n/a	n/a
Operating profit based on longer-term investment returns		4,881	4,096	4,220	19%	16%

302 Prudential plc Annual Report 2015 www.prudential.co.uk

	Note	2015 £m	2014 £m AER	2014 £m CER	% change AER	% change CER
Analysed as profit (loss) from:						
New business*	3	2,617	2,115	2,175	24%	20%
Business in force*	4	2,375	2,048	2,110	16%	13%
Total long-term business*		4,992	4,163	4,285	20%	16%
Asset management		484	470	472	3%	3%
Other results		(595)	(537)	(537)	(11)%	(11)%
		4,881	4,096	4,220	19%	16%

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses, which is shown separately.

Post-tax profit

	Note	2015 £m	2014 £m AER	2014 £m CER	% change AER	% change CER
Operating profit based on longer-term investment returns		4,881	4,096	4,220	19%	16%
Short-term fluctuations in investment returns	5	(1,208)	763	771	(258)%	(257)%
Effect of changes in economic assumptions	6	57	(369)	(389)	115%	115%
Other non-operating profit (loss)		221	(147)	(147)	250%	250%
Total non-operating (loss) profit		(930)	247	235	(477)%	(496)%
Profit for the year attributable to shareholders		3,951	4,343	4,455	(9)%	(11)%

Basic earnings per share (in pence)

	2015	2014 AER	2014 CER	% change AER	% change CER
Based on post-tax operating profit including longer-term investment returns	191.2p	160.7p	165.6p	19%	15%
Based on post-tax profit	154.8p	170.4p	174.8p	(9)%	(11)%

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 303

Notes on the EEV basis results continued

3 Analysis of new business contribution

(i) Group summary

	2015				
	Annual premium and contribution equivalents (APE) note 16 £m	Present value of new business premiums (PVNBP) note 16 £m	New business contribution note £m	New business margin APE %	New business margin PVNBP %
Asia operations[note (ii)]	2,853	15,208	1,490	52	9.8
US operations	1,729	17,286	809	47	4.7
UK insurance operations	1,025	9,069	318	31	3.5
Total	5,607	41,563	2,617	47	6.3

	2014				
	Annual premium and contribution equivalents (APE) note 16 £m	Present value of new business premiums (PVNBP) note 16 £m	New business contribution note £m	New business margin APE %	New business margin PVNBP %
Asia operations[note (ii)]	2,237	12,331	1,162	52	9.4
US operations	1,556	15,555	694	45	4.5
UK insurance operations*	834	7,305	259	31	3.5
Total*	4,627	35,191	2,115	46	6.0

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Note

The increase in new business contribution of £502 million from £2,115 million for 2014 to £2,617 million for 2015 comprises an increase on a CER basis of £442 million and an increase of £60 million for foreign exchange effects. The increase of £442 million on the CER basis comprises a contribution of £377 million for higher sales volumes, a £21 million effect of higher long-term interest rates (generated by the active basis of setting economic assumptions) (analysed as Asia £(2) million, US £20 million and UK £3 million) and a £44 million impact of pricing, product and other actions.

(ii) Asia operations – new business contribution by territory

	2015 £m	2014 £m AER	2014 £m CER
China	30	27	29
Hong Kong	835	405	436
India	18	12	12
Indonesia	229	296	282
Korea	8	11	11
Taiwan	28	29	30
Other	342	382	368
Total Asia operations	1,490	1,162	1,168

304 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 305

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

4 Operating profit from business in force

(i) Group summary

2015 £m

Asia

operations

note (ii)

US

operations

note (iii)

UK

insurance

operations

note (iv)

Total

note

Unwind of discount and other expected returns 749 472 488 1,709

Effect of changes in operating assumptions 12 115 55 182

Experience variances and other items 70 412 2 484

Total 831 999 545 2,375

2014 £m

Asia

operations

note (ii)

US

operations

note (iii)

UK

insurance

operations

note (iv)

Total

note

Unwind of discount and other expected returns 648 382 410 1,440

Effect of changes in operating assumptions 52 86 – 138

Experience variances and other items 38 366 66 470

Total 738 834 476 2,048

Note

The movement in operating profit from business in force of £327 million from £2,048 million for 2014 to £2,375 million for 2015 comprises:

2015 £m

Increase in unwind of discount and other expected returns:

Effects of changes in:

Interest rates 6

Foreign exchange 22

Growth in opening value and other items 241

269

Year-on-year change in effects of operating assumptions, experience variances and other items 58

Net increase in operating profit from business in force 327

(ii) Asia operations

2015 £m 2014 £m

Unwind of discount and other expected returns note (a) 749 648

Effect of changes in operating assumptions:

Mortality and morbidity note (b) 63 27

Persistency and withdrawals note (c) (46) (17)

Expense (1) (5)

Other note (d) (4) 47

12 52

Experience variances and other items:

Mortality and morbidity note (e) 58 23

Persistency and withdrawals note (f) 20 44

Expense note (g) (32) (27)

Other including development expenses 24 (2)

70 38

Total Asia operations 831 738

Prudential plc Annual Report 2015 www.306 prudential.co.uk

Notes on the EEV basis results continued

4 Operating profit from business in force continued

Notes

(a) The increase in unwind of discount and other expected returns of £101 million from £648 million for 2014 to £749 million for 2015 comprises an effect of £119 million for the growth in the opening in-force value, partially offset by a £(10) million decrease from changes in interest rates and an £(8) million decrease for foreign exchange effects.

(b) The 2015 credit of £63 million for mortality and morbidity assumptions mainly reflects the effect of lower projected mortality rates for traditional and linked business in Malaysia. The 2014 credit of £27 million reflected a number of offsetting items, including the effect of reduced projected mortality rates in Hong Kong.

(c) The 2015 charge of £(46) million for persistency assumption changes comprises positive and negative contributions from our various operations, with positive persistency updates on health and protection products being more than offset by negative effects for unit-linked business. The 2014 charge of £(17) million mainly reflected increased partial withdrawal assumptions on unit-linked business in Korea.

(d) The 2014 credit of £47 million for other assumption changes reflected a number of offsetting items, including modelling improvements and those arising from asset allocation changes in Hong Kong.

(e) The positive mortality and morbidity experience variance in 2015 of £58 million (2014: £23 million) mainly reflects better than expected experience in

Hong Kong and Indonesia.

(f) The positive £20 million for persistency and withdrawals experience in 2015 (2014: £44 million) is driven mainly by favourable experience in Hong Kong.

(g) The expense experience variance in 2015 is negative £(32) million (2014: £(27) million). The variance principally arises in operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and from short-term overruns in India.

(iii) US operations

2015 £m 2014 £m

Unwind of discount and other expected returns note (a) 472 382

Effect of changes in operating assumptions:

Persistency note (b) 139 55

Other (24) 31

115 86

Experience variances and other items:

Spread experience variance note (c) 149 192

Amortisation of interest-related realised gains and losses note (d) 70 56

Other note (e) 193 118

412 366

Total US operations 999 834

Notes

(a) The increase in unwind of discount and other expected returns of £90 million from £382 million for 2014 to £472 million for 2015 comprises a £56 million effect for the underlying growth in the in-force book, a £30 million foreign currency translation effect, and a £4 million impact of the 10 basis points increase in US 10-year treasury rates.

(b) The credit of £139 million in 2015 (2014: £55 million) for persistency assumption changes principally relates to reduced lapse rates for variable annuity business to more closely align to recent experience.

(c) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 14 (ii)). The spread experience variance in 2015 of

£149 million (2014: £192 million) includes the positive effect of transactions previously undertaken to more closely match the overall asset and liability duration.

The reduction compared to the prior year reflects the effects of declining yields in the portfolio caused by the prolonged low interest rate environment.

(d) The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the year when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(e) Other experience variances of £193 million in 2015 (2014: £118 million) include the effects of positive persistency experience and other favourable experience variances. The 2015 result benefits from higher levels of tax relief from prior period adjustments.

(iv) UK insurance operations

2015 £m 2014 £m

Unwind of discount and other expected returns note (a) 488 410

Reduction in future UK corporate tax rate note (b) 55 –

Other note (c) 2 66

Total UK insurance operations 545 476

Notes

(a) The increase in unwind of discount and other expected returns of £78 million from 2014 of £410 million to £488 million for 2015 comprises an effect of £66 million reflecting the underlying growth in the in-force book and a £12 million effect of the 20 basis points increase in gilt yields.

(b) The £55 million credit in 2015 for the change in UK corporate tax rates reflects the beneficial effect of applying lower corporation tax rates (note 14) to future life profits from in-force business in the UK.

(c) Other items of £2 million (2014: £66 million) comprise the following:

2015 £m 2014 £m

Longevity reinsurance note (d) (134) (8)

Impact of specific management actions in second half of 2015 ahead of Solvency II note (e) 75 –

Other items note (f) 61 74

2 66

(d) During 2015, we extended our longevity reinsurance programme to cover an additional £6.4 billion of annuity liabilities at a net cost of £(134) million.

Of this total, some £4.8 billion was transacted in the second half of 2015 at a net cost of £(88) million.

(e) The £75 million benefit arose from the specific management actions taken in the second half of 2015 to position the balance sheet more efficiently under the new Solvency II regime.

(f) The credit of £61 million for 2015 comprises assumption updates and experience variances for mortality, expense, persistency and other items.

www.prudential.co.uk Annual Report 2015 Prudential plc 307

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the year arise as follows:

(i) Group summary

2015 £m 2014 £m

Asia operations note (ii) (206) 439

US operations note (iii) (753) (166)

UK insurance operations note (iv) (194) 583

Other operations note (v) (55) (93)

Total (1,208) 763

(ii) Asia operations

The short-term fluctuations in investment returns for Asia operations comprise:

2015 £m 2014 £m

Hong Kong (144) 178

Indonesia (53) 35

Singapore (104) 92

Taiwan 44 23

Other 51 111

Total Asia operations note (206) 439

Note

For 2015, the charge of £(144) million in Hong Kong, £(53) million in Indonesia and £(104) million in Singapore principally arise from unrealised losses on bonds backing surplus assets driven by increases in long-term interest rates (as shown in note 14(i)) and from the effect of falls in equity markets in the region. The credit of £44 million in Taiwan arises from unrealised gains on bonds following the decrease in long-term interest rates.

(iii) US operations

The short-term fluctuations in investment returns for US operations comprise:

2015 £m 2014 £m

Investment return related experience on fixed income securities note (a) (17) 31

Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other items note (b) (736) (197)

Total US operations (753) (166)

Notes

(a) The (charge) credit relating to fixed income securities comprises the following elements:

– the impact on portfolio yields of changes in the asset portfolio in the year;

– the excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account; and

– credit experience (versus the longer-term assumption).

(b) This item reflects the net impact of:

– changes in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and

– related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

Notes on the EEV basis results continued

5 Short-term fluctuations in investment returns continued

(iv) UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations comprise:

	2015 £m	2014 £m
Shareholder-backed annuity[note (a)]	(88)	310
With-profits, unit-linked and other[note (b)]	(106)	273
Total UK insurance operations	(194)	583

Notes

(a) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
- (losses) gains on surplus assets compared to the expected long-term rate of return reflecting (increases) reductions in corporate bond and gilt yields;
- the difference between actual and expected default experience; and
- the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b) The £(106) million fluctuation in 2015 for with-profits, unit-linked and other business represents the impact of achieving a 3.1 per cent pre-tax return on the with-profits fund (including unallocated surplus) compared to the assumed rate of return of 5.4 per cent (2014: total return of 9.5 per cent compared to assumed rate of 5.0 per cent). This line also includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund entered into to protect future shareholder with-profits transfers from declines in the UK equity market.

(v) Other operations

Short-term fluctuations in investment returns for other operations of £(55) million (2014: £(93) million) include unrealised value movements on investments held outside our main life operations.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in the profit for the year arise as follows:

(i) Group summary

	2015 £m	2014 £m
Asia operations[note (ii)]	(148)	(269)
US operations[note (iii)]	109	(77)
UK insurance operations[note (iv)]	96	(23)
Total	57	(369)

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations comprises:

	2015 £m	2014 £m
Hong Kong	100	(121)
Indonesia	(15)	25
Malaysia	(30)	11
Singapore	(50)	(42)
Taiwan	(97)	(21)
Other	(56)	(121)
Total Asia operations[note]	(148)	(269)

Note

The negative 2015 effect in Malaysia, Indonesia and Singapore reflects the impact of valuing future health and protection profits at higher discount rates, driven by the increase in long-term interest rates in these countries (see note 14(i)). The negative effect in Taiwan is driven by a decrease in fund earned rates reflecting the decline in long-term interest rates and changes to the asset portfolio mix. The positive impact in Hong Kong is driven by the effect of higher assumed future fund earned rates for participating business.

308 Prudential plc Annual Report 2015 www.prudential.co.uk

(iii) US operations

The effect of changes in economic assumptions for US operations comprises:

	2015 £m	2014 £m
Variable annuity business	104	(228)
Fixed annuity and other general account business	5	151
Total US operations[note]	109	(77)

Note

For 2015, the credit of £109 million mainly reflects the increase in the assumed separate account return and reinvestment rates for variable annuity business, following the 10 basis points increase in the US treasury rate (2014: decrease of 90 basis points), resulting in higher projected fee income and a decrease in projected benefit costs.

(iv) UK insurance operations

The effect of changes in economic assumptions for UK insurance operations comprises:

	2015 £m	2014 £m
Shareholder-backed annuity business[note (a)]	(56)	352
With-profits and other business[note (b)]	152	(375)
Total UK insurance operations	96	(23)

Notes

(a) For shareholder-backed annuity business the overall negative (2014: positive) effect reflects the change in the present value of projected spread income arising mainly from the increase (2014: reduction) in the risk discount rates as shown in note 14(iii).

(b) The credit of £152 million in 2015 reflects the net effect of changes in fund earned rates and risk discount rates (as shown in note 14 (iii)), driven by the 20 basis points increase in gilt rates (2014: decrease of 130 basis points), together with the impact from changes in the composition of the asset portfolio.

7 Net core structural borrowings of shareholder-financed operations

	31 Dec 2015 £m			31 Dec 2014 £m		
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(2,173)	–	(2,173)	(1,480)	–	(1,480)
Core structural borrowings – central funds[note]	4,567	353	4,920	3,869	579	4,448
Holding company net borrowings	2,394	353	2,747	2,389	579	2,968
Core structural borrowings – Prudential Capital	275	–	275	275	–	275
Core structural borrowings – Jackson	169	55	224	160	42	202
Net core structural borrowings of shareholder-financed operations	2,838	408	3,246	2,824	621	3,445

* Including central finance subsidiaries.

Note

In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due in 2055. The proceeds, net of discount adjustment and costs, were £590 million.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 309

Notes on the EEV basis results continued

8 Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles. Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity.

(i) Underlying free surplus generated

The 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2014 CER comparative results are translated at 2015 average exchange rates.

	2015 £m	2014 £m		% change	
		AER	CER	AER	CER
Asia operations					
Underlying free surplus generated from in-force life business	985	860	851	15%	16%
Investment in new business [notes (iii)(a),(iii)(g)]	(413)	(346)	(352)	(19)%	(17)%
Long-term business	572	514	499	11%	15%
Eastspring Investments [note (iii)(b)]	101	78	79	29%	28%
Total	673	592	578	14%	16%
US operations					
Underlying free surplus generated from in-force life business	1,426	1,191	1,284	20%	11%
Investment in new business [note (iii)(a)]	(267)	(187)	(201)	(43)%	(33)%
Long-term business	1,159	1,004	1,083	15%	7%
Broker-dealer and asset management [note (iii)(b)]	7	6	7	17%	–
Total	1,166	1,010	1,090	15%	7%
UK insurance operations*					
Underlying free surplus generated from in-force life business	878	637	637	38%	38%
Investment in new business [note (iii)(a)]	(65)	(65)	(65)	–	–
Long-term business	813	572	572	42%	42%
General insurance commission [note (iii)(b)]	22	19	19	16%	16%
Total	835	591	591	41%	41%
M&G [note (iii)(b)]	358	353	353	1%	1%
Prudential Capital [note (iii)(b)]	18	33	33	(45)%	(45)%
Underlying free surplus generated	3,050	2,579	2,645	18%	15%
Representing:					
Long-term business:*					
Expected in-force cash flows (including expected return on net assets)	2,730	2,374	2,436	15%	12%
Effects of changes in operating assumptions, operating experience variances and other operating items	559	314	336	78%	66%
Underlying free surplus generated from in-force life business	3,289	2,688	2,772	22%	19%
Investment in new business [notes (iii)(a),(iii)(g)]	(745)	(598)	(618)	(25)%	(21)%
Total long-term business*	2,544	2,090	2,154	22%	18%
Asset management and general insurance commission [note (iii)(b)]	506	489	491	3%	3%
Underlying free surplus generated	3,050	2,579	2,645	18%	15%

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

310 Prudential plc Annual Report 2015 www.prudential.co.uk

(ii) Movement in free surplus

Long-term business and asset management operations	2015 £m Long-term business note 10	Asset management and UK general insurance commission note (b)	Free surplus of long-term business, asset management and UK general insurance commission	2014 £m Free surplus of long-term business, asset management and UK general insurance commission
Underlying movement:*				
Investment in new business[notes (a),(g)]	(745)	–	(745)	(598)
Business in force:				
Expected in-force cash flows (including expected return on net assets)	2,730	506	3,236	2,863
Effects of changes in operating assumptions, operating experience variances and other operating items	559	–	559	314
	2,544	506	3,050	2,579
Disposal of Japan life business[note (b)]	23	–	23	–
Gain on sale of PruHealth and PruProtect	–	–	–	130
Other non-operating items[note (c)]	(407)	(53)	(460)	(266)
	2,160	453	2,613	2,443
Net cash flows to parent company[note (d)]	(1,271)	(354)	(1,625)	(1,482)
Exchange movements, timing differences and other items[note (e)]	560	159	719	130
Net movement in free surplus	1,449	258	1,707	1,091
Balance at beginning of year:				
As previously reported	4,193	866	5,059	4,003
Effect of domestication of Hong Kong branch†	–	–	–	(35)
Balance at end of year	5,642	1,124	6,766	5,059
Representing:				
Asia operations[note (g)]	1,503	245	1,748	1,560
US operations	1,567	166	1,733	1,557
UK operations	2,572	713	3,285	1,942
	5,642	1,124	6,766	5,059
Balance at beginning of year:				
Asia operations	1,347	213	1,560	1,379
US operations	1,416	141	1,557	1,074
UK operations	1,430	512	1,942	1,550
	4,193	866	5,059	4,003

* In order to show the UK long-term business on a comparable basis, the 2014 comparative underlying movement in free surplus excludes the contribution from the sold PruHealth and PruProtect businesses.

† On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The 2014 EEV basis results included opening adjustments arising from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements arising from the newly established subsidiaries with an overall effect of £(35) million.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 311

Notes on the EEV basis results continued

8 Analysis of movement in free surplus continued

(ii) Movement in free surplus continued

Notes

(a) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b) Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity.
(c) Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e) Exchange movements, timing differences and other items represent:

	2015 £m		
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movements[note 10]	67	3	70
Mark to market value movements on Jackson assets backing surplus and required capital[note 9]	(76)	–	(76)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	14	8	22
Other items[note (f)]	555	148	703
	560	159	719

(f) Other items include the effect of intra-group loans, contingent loan repayments as shown in note 10(i), timing differences arising on statutory transfers and other non-cash items. For 2015, other items for long-term business include the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting.
(g) Investment in new business includes the annual amortisation charge of amounts incurred to secure exclusive distribution rights through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of our Asia life entities is £287 million representing unamortised amounts incurred to secure exclusive distribution rights through bancassurance partners. These amounts exclude £971 million of Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.
(h) The credit of £23 million in free surplus in 2015 reflects the release of required capital and transfer of value of in-force business on the completion of the sale of the Japan life business (see note 10).

312 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

9 Reconciliation of movement in shareholders' equity

	2015 £m					
	Long-term business operations					
	Asia operations note (i)	US operations	UK insurance operations	Total long-term business operations	Other operations note (i)	Group Total
Operating profit (based on longer-term investment returns)						
Long-term business:						
New business note 3	1,490	809	318	2,617	–	2,617
Business in force note 4	831	999	545	2,375	–	2,375
	2,321	1,808	863	4,992	–	4,992
Asset management	–	–	–	–	484	484
Other results	–	(1)	(28)	(29)	(566)	(595)
Operating profit based on longer-term investment returns	2,321	1,807	835	4,963	(82)	4,881
Total non-operating (loss) profit	(354)	(654)	(98)	(1,106)	176	(930)
Profit for the year	1,967	1,153	737	3,857	94	3,951
Other items taken directly to equity						
Exchange movements on foreign operations and net investment hedges	(157)	510	–	353	(109)	244
Intra-group dividends (including statutory transfers) and investment in operations note (ii)	(472)	(465)	(215)	(1,152)	1,152	–
External dividends	–	–	–	–	(974)	(974)
Other movements note (iii)	(7)	(14)	692	671	(618)	53
Mark to market value movements on Jackson assets backing surplus and required capital	–	(76)	–	(76)	–	(76)
Net increase in shareholders' equity	1,331	1,108	1,214	3,653	(455)	3,198
Shareholders' equity at beginning of year	12,312	8,379	8,433	29,124	37	29,161
Shareholders' equity at end of year	13,643	9,487	9,647	32,777	(418)	32,359
Representing:						
Statutory IFRS basis shareholders' equity:						
Net assets (liabilities)	3,723	4,154	5,118	12,995	(1,503)	11,492
Goodwill	–	–	–	–	1,463	1,463
Total IFRS basis shareholders' equity	3,723	4,154	5,118	12,995	(40)	12,955
Additional retained profit (loss) on an EEV basis note (iv)	9,920	5,333	4,529	19,782	(378)	19,404
EEV basis shareholders' equity	13,643	9,487	9,647	32,777	(418)	32,359
Balance at beginning of year:						
Statutory IFRS basis shareholders' equity:						
Net assets (liabilities)	3,315	4,067	3,785	11,167	(819)	10,348
Goodwill	–	–	–	–	1,463	1,463
Total IFRS basis shareholders' equity	3,315	4,067	3,785	11,167	644	11,811
Additional retained profit (loss) on an EEV basis note (iv)	8,997	4,312	4,648	17,957	(607)	17,350
EEV basis shareholders' equity	12,312	8,379	8,433	29,124	37	29,161

Notes

(i) For the purposes of the table above, goodwill of £233 million (2014: £233 million) related to Asia long-term operations is included in Other operations.

(ii) Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. Investments in operations reflect increases in share capital. The amounts included in note 8 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers and other non-cash items.

(iii) Other movements include the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, which has no overall effect on the Group's EEV. Other movements also includes a credit of £25 million (2014: a charge of £(11) million) for the shareholders' share of actuarial and other gains and losses on the defined benefit pension schemes.

(iv) The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(353) million (2014: £(579) million), as shown in note 7.

www.prudential.co.uk Annual Report 2015 Prudential plc 313

Notes on the EEV basis results continued

10 Reconciliation of movement in net worth and value of in-force for long-term business

	2015 £m				
	Free surplus note 8	Required capital	Total net worth	Value of in-force business note (iii)	Total long-term business operations
Group					
Shareholders' equity at beginning of year	4,193	4,556	8,749	20,375	29,124
New business contribution[note (i)]	(745)	493	(252)	2,869	2,617
Existing business – transfer to net worth	2,611	(355)	2,256	(2,256)	–
Expected return on existing business[note 4]	119	129	248	1,461	1,709
Changes in operating assumptions and experience variances[note 4]	588	88	676	(10)	666
Solvency II and restructuring costs	(29)	–	(29)	–	(29)
Operating profit based on longer-term investment returns	2,544	355	2,899	2,064	4,963
Disposal of Japan life business	23	(48)	(25)	25	–
Other non-operating items	(407)	(216)	(623)	(483)	(1,106)
Profit from long-term business	2,160	91	2,251	1,606	3,857
Exchange movements on foreign operations and net investment hedges	67	57	124	229	353
Intra-group dividends (including statutory transfers) and investment in operations[note (ii)]	(1,373)	–	(1,373)	221	(1,152)
Other movements[note (iii)]	595	–	595	–	595
Shareholders' equity at end of year	5,642	4,704	10,346	22,431	32,777
Representing:					
Asia operations					
Shareholders' equity at beginning of year	1,347	1,327	2,674	9,638	12,312
New business contribution[note (i)]	(413)	124	(289)	1,779	1,490
Existing business – transfer to net worth	974	(77)	897	(897)	–
Expected return on existing business[note 4]	30	43	73	676	749
Changes in operating assumptions and experience variances[note 4]	(19)	65	46	36	82
Operating profit based on longer-term investment returns	572	155	727	1,594	2,321
Disposal of Japan life business	23	(48)	(25)	25	–
Other non-operating items	61	(6)	55	(409)	(354)
Profit from long-term business	656	101	757	1,210	1,967
Exchange movements on foreign operations and net investment hedges	(21)	(42)	(63)	(94)	(157)
Intra-group dividends and investment in operations	(472)	–	(472)	–	(472)
Other movements	(7)	–	(7)	–	(7)
Shareholders' equity at end of year	1,503	1,386	2,889	10,754	13,643
US operations					
Shareholders' equity at beginning of year	1,416	1,710	3,126	5,253	8,379
New business contribution[note (i)]	(267)	284	17	792	809
Existing business – transfer to net worth	1,064	(196)	868	(868)	–
Expected return on existing business[note 4]	42	49	91	381	472
Changes in operating assumptions and experience variances[note 4]	321	22	343	184	527
Solvency II and restructuring costs	(1)	–	(1)	–	(1)
Operating profit based on longer-term investment returns	1,159	159	1,318	489	1,807
Other non-operating items	(541)	(162)	(703)	49	(654)
Profit from long-term business	618	(3)	615	538	1,153
Exchange movements on foreign operations and net investment hedges	88	99	187	323	510
Intra-group dividends	(465)	–	(465)	–	(465)
Other movements	(90)	–	(90)	–	(90)
Shareholders' equity at end of year	1,567	1,806	3,373	6,114	9,487

314 Prudential plc Annual Report 2015 www.prudential.co.uk

	2015 £m				
	Free surplus note 8	Required capital	Total net worth	Value of in-force business note (iii)	Total long-term business operations
UK insurance operations					
Shareholders' equity at beginning of year	1,430	1,519	2,949	5,484	8,433
New business contribution[note (ii)]	(65)	85	20	298	318
Existing business – transfer to net worth	573	(82)	491	(491)	–
Expected return on existing business[note 4]	47	37	84	404	488
Changes in operating assumptions and experience variances[note 4]	286	1	287	(230)	57
Solvency II and restructuring costs	(28)	–	(28)	–	(28)
Operating profit based on longer-term investment returns	813	41	854	(19)	835
Other non-operating items	73	(48)	25	(123)	(98)
Profit from long-term business	886	(7)	879	(142)	737
Intra-group dividends (including statutory transfers)[note (i)]	(436)	–	(436)	221	(215)
Other movements[note (v)]	692	–	692	–	692
Shareholders' equity at end of year	2,572	1,512	4,084	5,563	9,647

Notes

(i) For UK insurance operations, the amounts shown for intra-group dividends (including statutory transfers) in free surplus of £(436) million and in the value of in-force of £221 million include the impact of intra-group contingent loan repayments during the year. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii) New business contribution per £1 million of free surplus invested:

	2015 £m				2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Post-tax new business contribution[note 3]	1,490	809	318	2,617	1,162	694	259	2,115
Free surplus invested in new business	(413)	(267)	(65)	(745)	(346)	(187)	(65)	(598)
Post-tax new business contribution per £1 million of free surplus invested	3.6	3.0	4.9	3.5	3.4	3.7	4.0	3.5

* In order to show the UK long-term business on a comparable basis, the 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses.

(iii) The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	31 Dec 2015 £m				31 Dec 2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of capital and time value of guarantees	11,280	7,355	5,817	24,452	10,168	5,914	5,756	21,838
Cost of capital	(438)	(229)	(254)	(921)	(417)	(199)	(272)	(888)
Cost of time value of guarantees[note (iv)]	(88)	(1,012)	–	(1,100)	(113)	(462)	–	(575)
Net value of in-force business	10,754	6,114	5,563	22,431	9,638	5,253	5,484	20,375

(iv) The increase in the cost of time value of guarantees for US operations from £(462) million in 2014 to £(1,012) million in 2015 primarily relates to variable annuity business, mainly arising from the level of equity market performance.

(v) Other movements for UK insurance operations include the effect of a classification change, as discussed in note 9(iii).

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 315

Notes on the EEV basis results continued

11 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2015 and 2014 totals in the tables below for the emergence of free surplus as follows:

	2015 £m	2014 £m
Required capital[note 10]	4,704	4,556
Value of in-force (VIF)[note 10]	22,431	20,375
Add back: deduction for cost of time value of guarantees[note 10]	1,100	575
Expected cash flow from sale of Japan life business	–	(23)
Other items[note]	(1,948)	(1,382)
Total	26,287	24,101

Note
'Other items' represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items include the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative, this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

	2015 £m						
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus					
	2015 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	11,858	3,916	2,552	1,669	1,115	2,055	551
US operations	8,740	4,361	2,752	1,129	383	115	–
UK insurance operations	5,689	2,097	1,498	962	576	544	12
Total	26,287	10,374	6,802	3,760	2,074	2,714	563
	100%	40%	26%	14%	8%	10%	2%

	2014 £m						
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus					
	2014 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	10,859	3,660	2,289	1,553	1,026	1,874	457
US operations	7,471	3,867	2,298	873	334	99	–
UK insurance operations	5,771	2,111	1,464	973	606	604	13
Total	24,101	9,638	6,051	3,399	1,966	2,577	470
	100%	40%	25%	14%	8%	11%	2%

316 Prudential plc Annual Report 2015 www.prudential.co.uk

12 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December and the new business contribution after the effect of required capital for 2015 and 2014 to:

- 1 per cent increase in the discount rates;
- 1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- 1 per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (embedded value only);
- The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
- 5 basis point increase in UK long-term expected defaults; and
- 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	2015 £m				2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contribution note 3	1,490	809	318	2,617	1,162	694	259	2,115
Discount rates – 1% increase	(260)	(38)	(40)	(338)	(176)	(27)	(38)	(241)
Interest rates – 1% increase	28	80	7	115	13	61	(15)	59
Interest rates – 1% decrease	(78)	(127)	(9)	(214)	(52)	(101)	19	(134)
Equity/property yields – 1% rise	73	95	20	188	46	73	12	131
Long-term expected defaults – 5 bps increase	–	–	(8)	(8)	–	–	(10)	(10)
Liquidity premium – 10 bps increase	–	–	16	16	–	–	20	20

* In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Embedded value of long-term business operations

	31 Dec 2015 £m				31 Dec 2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity note 9	13,643	9,487	9,647	32,777	12,312	8,379	8,433	29,124
Discount rates – 1% increase	(1,448)	(271)	(586)	(2,305)	(1,214)	(268)	(602)	(2,084)
Interest rates – 1% increase	(380)	(46)	(328)	(754)	(462)	(232)	(362)	(1,056)
Interest rates – 1% decrease	132	(93)	426	465	211	16	452	679
Equity/property yields – 1% rise	506	514	271	1,291	435	365	282	1,082
Equity/property market values – 10% fall	(246)	(411)	(373)	(1,030)	(221)	(129)	(380)	(730)
Statutory minimum capital	148	162	4	314	129	139	4	272
Long-term expected defaults – 5 bps increase	–	–	(141)	(141)	–	–	(139)	(139)
Liquidity premium – 10 bps increase	–	–	282	282	–	–	278	278

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition, for changes in interest rates, the effect shown above for Jackson would also be recorded within the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 317

Notes on the EEV basis results continued

12 Sensitivity of results to alternative assumptions continued

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of embedded value as at 31 December and the new business contribution after the effect of required capital for 2015 and 2014 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

	2015 £m				2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contribution note 3	1,490	809	318	2,617	1,162	694	259	2,115
Maintenance expenses – 10% decrease	28	8	2	38	23	8	3	34
Lapse rates – 10% decrease	112	25	9	146	88	27	6	121
Mortality and morbidity – 5% decrease	50	1	(13)	38	52	2	(20)	34
Change representing effect on:								
Life business	50	1	1	52	52	2	1	55
UK annuities	–	–	(14)	(14)	–	–	(21)	(21)

* In order to show the UK long-term business on a comparable basis, the 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses.

Embedded value of long-term business operations

	31 Dec 2015 £m				31 Dec 2014 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity note 9	13,643	9,487	9,647	32,777	12,312	8,379	8,433	29,124
Maintenance expenses – 10% decrease	153	80	68	301	136	71	56	263
Lapse rates – 10% decrease	508	394	75	977	422	354	67	843
Mortality and morbidity – 5% decrease	449	172	(299)	322	433	163	(347)	249
Change representing effect on:								
Life business	449	172	11	632	433	163	9	605
UK annuities	–	–	(310)	(310)	–	–	(356)	(356)

13 Methodology and accounting presentation

(a) Methodology

Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

- The present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
  - The cost of locked-in required capital; and
  - The time value of cost of options and guarantees;
- Locked-in required capital; and
- The shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 13(b)(iii)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 13(b)(i)).

318 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 319

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

(i) Covered business

The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the

Group’s long-term insurance business, including the Group’s investments in joint venture insurance operations, for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 13(a)(vii).

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group’s long-term business operations, with two exceptions:

——The closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the

Prudential Assurance Company (PAC) long-term fund, established by a Court-approved Scheme of Arrangement in October 1997.

SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

——The presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS).

The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii) Valuation of in-force and new business

The embedded value results are prepared incorporating best-estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity (as described in note 14). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis.

Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the year.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked in when the assets are purchased at the point of sale of the policy. For other business within the Group, end-of-year economic assumptions are used.

New business profitability is a key metric for the Group’s management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums

(PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that, broadly speaking, are held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation

(depreciation) on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

Prudential plc Annual Report 2015 www.320 prudential.co.uk

Notes on the EEV basis results continued

13 Methodology and accounting presentation continued

(iii) Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv) Financial options and guarantees

Nature of financial options and guarantees in Prudential’s long-term business

Asia operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)

The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for both years, depending on the particular product, jurisdiction where issued, and date of issue. For 2015, 87 per cent (2014: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.6 per cent (2014: 2.7 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed

Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits

(Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK insurance operations

For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses – annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The PAC with-profits fund also held a provision on the Pillar I Peak 2 basis of £47 million at 31 December 2015 (31 December 2014: £50 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the

Pillar I Peak 2 basis of £412 million was held in SAIF at 31 December 2015 (31 December 2014: £549 million) to honour the guarantees.

As described in note 13(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations.

Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data,

historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 14(iv), (v) and (vi).

www.prudential.co.uk Annual Report 2015 Prudential plc 321

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions,

levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and

Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined,

subject to the general legislative requirements applicable.

(v) Level of required capital

In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

——Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;

——US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

——UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Solvency I Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(vi) With-profits business and the treatment of the estate

The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent.

The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply,

where appropriate, for other with-profits funds of the Group’s Asia operations.

(vii) Internal asset management

The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(viii) Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate,

and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance

The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Prudential plc Annual Report 2015 www.322 prudential.co.uk

Notes on the EEV basis results continued

13 Methodology and accounting presentation continued

Additional credit risk allowance

The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

——Expected long-term defaults;

——Credit risk premium (to reflect the volatility in downgrade and default levels); and

——Short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above.

However, for those businesses largely backed by holdings of debt securities, these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below:

Asia operations

For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient.

Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)

For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 14(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:

——How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longerterm investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect,

consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data;

and

——Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations

(1) Shareholder-backed annuity business

For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for:

——Expected long-term defaults, derived as a percentage of historical default experience based on Moody’s data for the period 1970 to 2009, and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody’s,

Standard & Poor’s and Fitch;

——A credit risk premium, derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody’s data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

——An allowance for a 1-notch downgrade of the asset portfolio subject to credit risk; and

——An allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1-notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, shown in note 14(iii).

www.prudential.co.uk Annual Report 2015 Prudential plc 323

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

(2) With-profits fund non-profit annuity business

For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities

The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus.

The assumed earned rate for with-profits holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks

The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s US business and UK business other than shareholder-backed annuity, no additional allowance is necessary.

For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(ix) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(x) Taxation

In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting year.

(xi) Inter-company arrangements

The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension policies in

SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force, and the related funding is reflected in free surplus).

(b) Accounting presentation

(i) Analysis of post-tax profit

To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 13(b)(ii) below)

and incorporate the following:

——New business contribution, as defined in note 13(a)(ii);

——Unwind of discount on the value of in-force business and other expected returns, as described in note 13(b)(iii);

——The impact of routine changes of estimates relating to non-economic assumptions, as described in note 13(b)(iv); and

——Non-economic experience variances, as described in note 13(b)(v).

In order to show the UK long-term business result on a comparable basis, the presentation of 2014 results has been adjusted to show the results of the sold PruHealth and PruProtect businesses separately.

Non-operating results comprise the recurrent items of:

——Short-term fluctuations in investment returns;

——The mark to market value movements on core borrowings; and

——The effect of changes in economic assumptions.

In addition, non-operating profit includes:

——The effect on free surplus generated from the disposal of the Japan life business in 2015;

——The gain on sale of the PruHealth and PruProtect businesses in 2014; and

——The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns.

The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

Prudential plc Annual Report 2015 www.324 prudential.co.uk

Notes on the EEV basis results continued

13 Methodology and accounting presentation continued

(ii) Investment returns included in operating profit

For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 13(b)(iii) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end-of-year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to:

——The value of in-force business at the beginning of the year (adjusted for the effect of current period economic and operating assumption changes); and

——Required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2015 the shareholders’ interest in the smoothed surplus assets used for this purpose only, were £58 million lower (31 December 2014: £194 million lower) than the surplus assets carried in the statement of financial position.

(iv) Effect of changes in operating assumptions

Operating profit includes the effect of changes to non-economic assumptions on the value of in-force at the end of the year.

For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force as operating assumption changes, with the experience variance subsequently being determined by reference to the end-of-year assumptions

(see note 13(b)(v) below).

(v) Operating experience variances

Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality and morbidity,

expenses and other factors, which are calculated with reference to the end-of-year assumptions.

(vi) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results.

14 Assumptions

Principal economic assumptions

The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(i) Asia operations[notes (b), (c)]

	Risk discount rate %				10-year government bond yield %		Expected long-term inflation %	
	New business		In force					
	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014
China	9.4	10.2	9.4	10.2	2.9	3.7	2.5	2.5
Hong Kong[notes (b), (c)]	3.7	3.7	3.7	3.7	2.3	2.2	2.3	2.3
Indonesia	12.8	12.0	12.8	12.0	8.9	7.9	5.0	5.0
Korea	6.1	6.7	5.7	6.5	2.1	2.6	3.0	3.0
Malaysia[note (c)]	6.6	6.6	6.7	6.6	4.2	4.1	2.5	2.5
Philippines	11.3	10.8	11.3	10.8	4.6	4.0	4.0	4.0
Singapore[note (c)]	4.3	4.3	5.1	5.0	2.6	2.3	2.0	2.0
Taiwan	4.0	4.2	3.9	4.1	1.0	1.6	1.0	1.0
Thailand	9.3	9.5	9.3	9.5	2.5	2.7	3.0	3.0
Vietnam	13.8	14.0	13.8	14.0	7.1	7.2	5.5	5.5
Total weighted risk discount rate[note (a)]	5.9	6.9	6.4	6.6				

Notes

(a) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong, the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.

(c) Equity risk premiums in Asia range from 3.5 per cent to 8.6 per cent (2014: from 3.5 per cent to 8.7 per cent). The mean equity return assumptions for the most significant equity holdings of the Asia operations were:

	31 Dec 2015 %	31 Dec 2014 %
Hong Kong	6.3	6.2
Malaysia	10.2	10.1
Singapore	8.6	8.3

(ii) US operations

	31 Dec 2015 %	31 Dec 2014 %
Assumed new business spread margins:*		
Fixed annuity business:†		
January to June issues	1.25	1.5
July to December issues	1.5	1.5
Fixed index annuity business:		
January to June issues	1.5	2.0
July to December issues	1.75	2.0
Institutional business	0.7	0.7
Allowance for long-term defaults included in projected spread[note 13(a)(viii)]	0.24	0.25
Risk discount rate:		
Variable annuity:		
Risk discount rate	6.8	6.9
Additional allowance for credit risk included in risk discount rate[note 13(a)(viii)]	0.2	0.2
Non-variable annuity:		
Risk discount rate	3.9	3.9
Additional allowance for credit risk included in risk discount rate[note 13(a)(viii)]	1.0	1.0
Weighted average total:		
New business	6.7	6.7
In force	6.2	6.2
US 10-year treasury bond rate at end of year	2.3	2.2
Pre-tax expected long-term nominal rate of return for US equities	6.3	6.2
Expected long-term rate of inflation	2.8	2.8
Equity risk premium	4.0	4.0
S&P equity return volatility[note (vi)]	18.0	18.0

* Including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

† Including the proportion of variable annuity business invested in the general account.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 325

Notes on the EEV basis results continued

14 Assumptions continued

(iii) UK insurance operations

	31 Dec 2015 %	31 Dec 2014 %
Shareholder-backed annuity business:		
Risk discount rate:note		
New business	5.7	6.5
In force	7.4	6.9
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note		
New business	3.5	4.1
In force	3.5	3.2
Other business:		
Risk discount rate:*		
New business	5.6	5.5
In force	5.7	5.9
Pre-tax expected long-term nominal rates of investment return:		
UK equities	6.4	6.2
Overseas equities	6.3 to 9.4	6.2 to 9.0
Property	5.2	4.9
15-year gilt rate	2.4	2.2
Corporate bonds	4.1	3.8
Expected long-term rate of inflation	3.1	3.0
Equity risk premium	4.0	4.0

* The 2014 risk discount rates exclude the sold PruHealth and PruProtect businesses.

Note
For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates for new and in-force businesses reflect the effect of changes in asset yields (based on average yields for new business).

Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 13(a)(iv).

(iv) Asia operations

- The stochastic cost of guarantees is primarily of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations.
- The principal asset classes are government and corporate bonds.
- The asset return models are similar to the models as described for UK insurance operations below.
- The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for both years.

(v) US operations (Jackson)

- Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
- Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions.
- The volatility of equity returns ranges from 18 per cent to 27 per cent, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years.

(vi) UK insurance operations

- Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
- Equity returns are assumed to follow a log-normal distribution.
- The corporate bond return is calculated based on a risk-free bond return plus a mean-reverting spread.
- Property returns are also modelled on a risk-free bond return plus a risk premium with a stochastic process reflecting total property returns.
- The standard deviation of equities and property ranges from 15 per cent to 20 per cent for both years.

326 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 327

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

Operating assumptions

Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations,

or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business.

Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and

Taiwan), and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges.

Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:

——Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

——Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates

The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 13(a)(x).

The local standard corporate tax rates applicable for the most significant operations are as follows:

Standard corporate tax rates %

Asia operations:

Hong Kong 16.5*

Indonesia 25.0

Malaysia 2015: 25.0; from 2016: 24.0

Singapore 17.0

US operations 35.0

UK operations† 2015: 20.0; from 2017: 19.0; from 2020: 18.0

* 16.5 per cent on 5 per cent of premium income

† The impact of the reductions in future UK corporate tax rates on the opening value of in-force business is £55 million as shown in note 4(iv)(b).

15 Effect of Solvency II on EEV basis results on 1 January 2016

The Solvency II framework is effective from 1 January 2016. For our operations in Asia and the US, there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group. The EEV basis results and profile of free surplus generation for these businesses will continue to be driven by local regulatory and target capital requirements.

For the UK insurance operations Solvency II will impact the EEV results as it changes the local regulatory valuation of net worth and capital requirements, affecting the components of the EEV and the expected profile of free surplus generation. In line with guidance provided by the CFO Forum in October 2015, the impact of Solvency II on the UK EEV has not been included in the results presented in this section. An early estimate on the likely impact of Solvency II on the EEV net worth and value of in-force business is provided in section II(i) of the additional unaudited information.

Notes on the EEV basis results continued

16 New business premiums and contributions [note (i)]

	Single		Regular		Annual premium and contribution equivalents (APE) note 13(a)(ii)		Present value of new business premiums (PVNBP) note 13(a)(ii)	
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Group insurance operations								
Asia	2,120	2,272	2,641	2,010	2,853	2,237	15,208	12,331
US	17,286	15,555	–	–	1,729	1,556	17,286	15,555
UK [note (iv)]	8,463	6,681	179	166	1,025	834	9,069	7,305
Group total [note (iv)]	27,869	24,508	2,820	2,176	5,607	4,627	41,563	35,191
Asia insurance operations								
Cambodia	–	–	8	3	8	3	38	16
Hong Kong	546	419	1,158	603	1,213	645	7,007	3,861
Indonesia	230	280	303	357	326	385	1,224	1,619
Malaysia	100	117	201	189	211	201	1,208	1,284
Philippines	146	121	44	39	59	51	287	248
Singapore	454	677	264	289	309	357	2,230	2,683
Thailand	69	92	88	74	95	83	422	392
Vietnam	6	4	82	61	83	61	343	247
SE Asia operations including Hong Kong	1,551	1,710	2,148	1,615	2,304	1,786	12,759	10,350
China [note (ii)]	308	239	111	81	142	105	739	550
Korea	182	212	123	92	141	113	780	609
Taiwan	45	83	127	116	131	124	442	462
India [note (iii)]	34	28	132	106	135	109	488	360
Total Asia insurance operations	2,120	2,272	2,641	2,010	2,853	2,237	15,208	12,331
US insurance operations								
Variable annuities	11,977	10,899	–	–	1,198	1,090	11,977	10,899
Elite Access (variable annuity)	3,144	3,108	–	–	314	311	3,144	3,108
Fixed annuities	477	527	–	–	48	53	477	527
Fixed index annuities	458	370	–	–	46	37	458	370
Wholesale	1,230	651	–	–	123	65	1,230	651
Total US insurance operations	17,286	15,555	–	–	1,729	1,556	17,286	15,555
UK and Europe insurance operations [note (iv)]								
Individual annuities	565	1,065	–	–	57	106	565	1,065
Bonds	3,327	2,934	–	–	333	294	3,328	2,937
Corporate pensions	175	92	135	138	152	147	600	592
Individual pensions	1,185	508	32	22	150	72	1,295	595
Income drawdown	1,024	352	–	–	102	35	1,024	352
Other products	679	20	12	6	80	9	749	54
Total retail [note (iv)]	6,955	4,971	179	166	874	663	7,561	5,595
Wholesale	1,508	1,710	–	–	151	171	1,508	1,710
Total UK and Europe insurance operations [note (iv)]	8,463	6,681	179	166	1,025	834	9,069	7,305
Group total [note (iv)]	27,869	24,508	2,820	2,176	5,607	4,627	41,563	35,191

Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting year that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.

(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

(iv) The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude the contribution from the sold PruHealth and PruProtect businesses (APE sales of £23 million and PVNBP of £166 million), following the disposal of our 25 per cent interest in the businesses in November 2014.

328 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 329

Statement of directors’ responsibilities in respect of the

European Embedded Value (EEV) basis supplementary information

The directors have chosen to

prepare supplementary

information in accordance with

the EEV Principles issued in

May 2004 by the European CFO

Forum as supplemented by the

Additional Guidance on EEV

Disclosures issued in October

2005 and the Additional

Guidance on the impact

of Solvency II issued

in October 2015.

When compliance with the EEV Principles

is stated, those principles require the

directors to prepare supplementary

information in accordance with the

Embedded Value Methodology (EVM)

contained in the EEV Principles and to

disclose and explain any non-compliance

with the EEV guidance included

in the EEV Principles.

In preparing the EEV supplementary

information, the directors have:

——Prepared the supplementary

information in accordance with the

EEV Principles;

——Identified and described the business

covered by the EVM;

——Applied the EVM consistently to the

covered business;

——Determined assumptions on a realistic

basis, having regard to past, current and

expected future experience and to any

relevant external data, and then applied

them consistently;

——Made estimates that are reasonable and

consistent; and

——Described the basis on which business

that is not covered business has been

included in the supplementary

information, including any material

departures from the accounting

framework applicable to the Group’s

financial statements.

Prudential plc Annual Report 2015 www.330 prudential.co.uk

Opinions and conclusions arising

from our audit

Our opinion on the EEV basis

supplementary information

is unmodified

We have audited the EEV basis

supplementary information of

Prudential plc (the Company) for the

year ended 31 December 2015 set out

in the EEV basis results and Notes on

the EEV basis results pages. The EEV

basis supplementary information should

be read in conjunction with the Group

financial statements.

In our opinion, the EEV basis

supplementary information of the

Company for the year ended 31 December

2015 has been properly prepared, in all

material respects, in accordance with the

European Embedded Value Principles

issued in May 2004 by the European CFO

Forum as supplemented by the Additional

Guidance on European Embedded Value

Disclosures issued in October 2005 and

the Additional Guidance on the impact of

Solvency II issued in October 2015

(together ‘the EEV Principles’) using the

methodology and assumptions set out

in the Notes on the EEV basis results.

This report is made solely to the Company

in accordance with the terms of our

engagement. Our audit work has been

undertaken so that we might state to the

Company those matters we have been

engaged to state in this report and for

no other purpose. To the fullest extent

permitted by law, we do not accept or

assume responsibility to anyone other than

the Company for our audit work, for this

report, or for the opinions we have formed.

Respective responsibilities of

directors and auditor

As explained more fully in the directors’

responsibilities statement set out on

page 329, the directors have accepted

responsibility for the preparation

of the supplementary information

on the EEV basis in accordance with

the EEV Principles.

Our responsibility is to audit, and express

an opinion on, the supplementary

information in accordance with the terms

of our engagement and in accordance with

International Standards on Auditing (UK

and Ireland). Those standards require us

to comply with the Auditing Practices

Board’s Ethical Standards for Auditors.

Scope of an audit of financial

statements performed in accordance

with ISAs (UK and Ireland)

A description of the scope of an audit

of financial statements is provided on

our website at www.kpmg.com/uk/

auditscopeother2014 This report is

made subject to important explanations

regarding our responsibilities, as published

on that website, which are incorporated

into this report as if set out in full and

should be read to provide an

understanding of the purpose of this

report, the work we have undertaken

and the basis of our opinions.

The purpose of this report and

restrictions on its use by persons

other than the Company

This report is made solely to the Company

in accordance with the terms of our

engagement. Our audit work has been

undertaken so that we might state to the

Company those matters we have been

engaged to state in this report and for

no other purpose. To the fullest extent

permitted by law, we do not accept or

assume responsibility to anyone other than

the Company for our audit work, for this

report, or for the opinions we have formed.

Rees Aronson

for and on behalf of KPMG LLP

Chartered Accountants

London

8 March 2016

Independent auditor’s report to Prudential plc on the

European Embedded Value (EEV) basis supplementary information

www.prudential.co.uk Annual Report 2015 Prudential plc 331

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information 332 Index to the additional unaudited 7 financial information

358 Risk factors

364 Glossary

368 Shareholder information

371 How to contact us

Additional

information

Scholarship scheme Our communities

The Prudential scholarship scheme

in Ghana and Kenya will help more

than 700 students to complete their

secondary school education. Find

out more on page 62.

Prudential plc Annual Report 2015 www.332 prudential.co.uk

Index to the additional unaudited financial information

I. IFRS profit and loss information

333 a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

338 b Asia operations – analysis of IFRS operating profit by territory

339 c Analysis of asset management operating profit based on longer-term investment returns

340 d Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more effectively under the new Solvency II regime

II. Other information

341 a Holding company cash flow

342 b Funds under management

343 c Solvency II capital position at 31 December 2015

346 d IGD capital position at 31 December 2015

347 e Reconciliation of expected transfer of value of in-force business

(VIF) and required capital to free surplus

350 f Foreign currency source of key metrics

351 g Option schemes

353 h Selected historical financial information of Prudential

355 i Effect of Solvency II on EEV basis results on 1 January 2016

Additional unaudited financial information

I: IFRS profit and loss information

a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

- Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
- Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
- With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the year.
- Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.
- Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
- Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
- DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iv).

	2015 £m					
	Asia	US	UK	Total	Average liability note (iv)	Total bps note (ii)
Spread income	153	746	258	1,157	73,511	157
Fee income	162	1,672	62	1,896	125,380	151
With-profits	45	–	269	314	106,749	29
Insurance margin	783	796	180	1,759		
Margin on revenues	1,732	–	179	1,911		
Expenses:						
Acquisition costs[note (i)]	(1,161)	(939)	(86)	(2,186)	5,607	(39)%
Administration expenses	(701)	(828)	(159)	(1,688)	206,423	(82)
DAC adjustments[note (iii)]	124	218	(2)	340		
Expected return on shareholder assets	72	26	127	225		
	1,209	1,691	828	3,728		
Impact of specific management actions in second half of 2015 ahead of Solvency II	–	–	339	339		
Long-term business operating profit	1,209	1,691	1,167	4,067		

See notes at the end of this section.

	2014 AER £m					
	Asia	US	UK note (v)	Total	Average liability note (iv)	Total bps note (ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	–	255	298	101,290	29
Insurance margin	675	670	73	1,418		
Margin on revenues	1,545	–	176	1,721		
Expenses:						
Acquisition costs[note (i)]	(1,031)	(887)	(96)	(2,014)	4,627	(44)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustments[note (iii)]	92	191	(6)	277		
Expected return on shareholder assets	64	14	137	215		
Long-term business operating profit	1,050	1,431	729	3,210		

See notes at the end of this section.

www.prudential.co.uk Annual Report 2015 Prudential plc 333

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Additional unaudited financial information continued

I: IFRS profit and loss information continued

a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver continued

	2014 CER £m note (iii)					
	Asia	US	UK note (v)	Total	Average liability note (iv)	Total bps note (ii)
Spread income	126	791	272	1,189	69,628	171
Fee income	154	1,511	61	1,726	116,507	148
With-profits	44	–	255	299	101,653	29
Insurance margin	669	722	73	1,464		
Margin on revenues	1,532	–	176	1,708		
Expenses:						
Acquisition costs[note (i)]	(1,025)	(956)	(96)	(2,077)	4,778	(43)%
Administration expenses	(615)	(747)	(143)	(1,505)	194,588	(77)
DAC adjustments[note (vi)]	92	206	(6)	292		
Expected return on shareholder assets	63	16	137	216		
Long-term business operating profit	1,040	1,543	729	3,312		

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

	Asia								
	2015			2014 AER			2014 CER note (iii)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	153	11,039	139	125	9,183	136	126	9,333	135
Fee income	162	16,088	101	155	14,987	103	154	14,967	103
With-profits	45	17,446	26	43	14,823	29	44	15,186	29
Insurance margin	783			675			669		
Margin on revenues	1,732			1,545			1,532		
Expenses:									
Acquisition costs[note (i)]	(1,161)	2,853	(41)%	(1,031)	2,237	(46)%	(1,025)	2,267	(45)%
Administration expenses	(701)	27,127	(258)	(618)	24,170	(256)	(615)	24,300	(253)
DAC adjustments[note (vi)]	124			92			92		
Expected return on shareholder assets	72			64			63		
Operating profit	1,209			1,050			1,040		

See notes at the end of this section.

Analysis of Asia operating profit drivers:

- Spread income increased by 21 per cent at constant exchange rates to £153 million in 2015, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
- Fee income increased by 5 per cent at constant exchange rates from £154 million in 2014 to £162 million in 2015, broadly in line with the increase in movement in average unit-linked liabilities.
- Insurance margin increased by 17 per cent at constant exchange rates to £783 million in 2015, predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
- Margin on revenues increased by £200 million at constant exchange rates to £1,732 million in 2015, primarily reflecting higher premium income recognised in the year.
- Acquisition costs increased by 13 per cent at constant exchange rates (AER 13 per cent) to £1,161 million in 2015, compared to the 26 per cent increase in APE sales (AER 28 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 68 per cent (2014: 66 per cent at CER), the small increase being the result of changes to product and country mix.
- Administration expenses increased by 14 per cent at constant exchange rates to £701 million in 2015 as the business continues to expand. At constant exchange rates, the administration expense ratio has increased from 253 basis points in 2014 to 258 basis points in 2015, the result of changes to product and country mix.

334 Prudential plc Annual Report 2015 www.prudential.co.uk

Margin analysis of long-term insurance business – US

	US								
	2015			2014 AER			2014 CER note (iii)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	746	30,927	241	734	28,650	256	791	30,876	256
Fee income	1,672	86,921	192	1,402	72,492	193	1,511	78,064	194
Insurance margin	796			670			722		
Expenses:									
Acquisition costs[note (i)]	(939)	1,729	(54)%	(887)	1,556	(57)%	(956)	1,677	(57)%
Administration expenses	(828)	125,380	(66)	(693)	108,984	(64)	(747)	117,393	(64)
DAC adjustments	218			191			206		
Expected return on shareholder assets	26			14			16		
Operating profit	1,691			1,431			1,543		

See notes at the end of this section.

Analysis of US operating profit drivers:

- Spread income declined by 6 per cent at constant exchange rates (AER increased by 2 per cent) to £746 million in 2015. The reported spread margin decreased to 241 basis points from 256 basis points in 2014 primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 166 basis points (2014 CER: 182 basis points and AER: 183 basis points).
- Fee income increased by 11 per cent at constant exchange rates (AER 19 per cent) to £1,672 million in 2015, primarily due to higher average separate account balances reflecting positive net cash flows from variable annuity business. Fee income margin has remained broadly in line with the prior year at 192 basis points (2014 CER: 194 basis points and AER: 193 basis points).
- Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £796 million in 2015 compared to £722 million in the previous year at constant exchange rates, primarily due to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees. REALIC contributed £215 million to this total (2014: £233 million at constant exchange rates).
- Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, decreased in absolute terms at constant exchange rates in line with trends observed in recent years. As a percentage of APE sales, acquisition costs have decreased to 54 per cent, compared to 57 per cent in 2014. This is due to the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front-end commissions.
- Administration expenses increased to £828 million in 2015 compared to £747 million for 2014 at constant exchange rates (AER £693 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be unchanged at 36 basis points (2014: CER 36 basis points and AER 36 basis points).

www.prudential.co.uk Annual Report 2015 Prudential plc 335

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

Additional unaudited financial information continued

I: IFRS profit and loss information continued

a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver continued

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2015 £m				2014 AER £m				2014 CER £m note (iii)			
	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,412			2,412	2,127			2,127	2,293			2,293
Less new business strain		(939)	734	(205)		(887)	678	(209)		(956)	731	(225)
Other DAC adjustments – amortisation of previously deferred acquisition costs:												
Normal			(514)	(514)			(474)	(474)			(511)	(511)
(Accelerated)/Decelerated			(2)	(2)			(13)	(13)			(14)	(14)
Total	2,412	(939)	218	1,691	2,127	(887)	191	1,431	2,293	(956)	206	1,543

Margin analysis of long-term insurance business – UK

	UK					
	2015			2014 note (v)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	258	31,545	82	272	29,419	92
Fee income	62	22,371	28	61	23,476	26
With-profits	269	89,303	30	255	86,467	29
Insurance margin	180			73		
Margin on revenues	179			176		
Expenses:						
Acquisition costs note (i)	(86)	1,025	(8)%	(96)	834	(12)%
Administration expenses	(159)	53,916	(29)	(143)	52,895	(27)
DAC adjustments	(2)			(6)		
Expected return on shareholders' assets	127			137		
	828			729		
Impact of specific management actions in second half of 2015 ahead of Solvency II	339			–		
Operating profit	1,167			729		

See notes at the end of this section.

336 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 337

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

Analysis of UK operating profit drivers:

——Spread income reduced from £272 million in 2014 to £258 million in 2015, mainly due to lower annuity new business profit post the reforms brought about by Pension Freedoms.

——Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was

43 basis points (2014: 41 basis points).

——With-profits transfers increased from £255 million in 2014 to £269 million in 2015, due to an increase in terminal bonus rates.

——Insurance margin increased to £180 million in 2015, reflecting the higher contribution from longevity reinsurance transactions undertaken during the first half of the year, positive experience in the year and the modest net effect of the annual review of assumptions.

——Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The 2015 margin remained stable at £179 million compared to the previous year.

——Acquisition costs incurred declined to £86 million, equivalent to 8 per cent of total APE sales in 2015 (2014: 12 per cent). The decline reflects a shift in business mix towards with-profits business where acquisition costs are funded by the estate. The acquisition cost ratio is also distorted by the high contribution to APE of bulk annuity sales in the year, where acquisition costs are comparatively lower.

Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were

36 per cent (2014: 36 per cent).

——Administration expenses increased by £16 million to £159 million in 2015 largely due to increased spend associated with

UK pension reforms.

——The contribution from specific management actions undertaken in the second half of 2015 to position the balance sheet more effectively under the new Solvency II regime was £339 million. Further explanation and analysis is provided in Additional Unaudited

IFRS Financial Information section I(d).

Notes to sources of earnings tables

(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholderbacked business.

(ii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iii) The 2014 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia

CER average liability calculations, the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the policyholder liabilities have been translated at the current year month end closing exchange rates. See also note A1.

(iv) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

(v) In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

(vi) The DAC adjustments contain a charge of £3 million in respect of joint ventures in 2015 (2014: AER credit of £11 million).

Additional unaudited financial information continued

I: IFRS profit and loss information continued

b Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2015 £m	AER 2014 £m	CER 2014 £m	2014 AER vs 2015	2014 CER vs 2015
Hong Kong	150	109	118	38%	27%
Indonesia	356	309	295	15%	21%
Malaysia	120	118	107	2%	12%
Philippines	32	28	29	14%	10%
Singapore	204	214	213	(5)%	(4)%
Thailand	70	53	54	32%	30%
Vietnam	86	72	75	19%	15%
South-east Asia operations including Hong Kong	1,018	903	891	13%	14%
China	32	13	14	146%	129%
India	42	49	49	(14)%	(14)%
Korea	38	32	32	19%	19%
Taiwan	25	15	15	67%	67%
Other	(4)	(9)	(9)	56%	56%
Non-recurrent items[note (ii)]	62	49	50	27%	24%
Total insurance operations[note (i)]	1,213	1,052	1,042	15%	16%
Development expenses	(4)	(2)	(2)	100%	100%
Total long-term business operating profit	1,209	1,050	1,040	15%	16%
Eastspring Investments	115	90	91	28%	26%
Total Asia operations	1,324	1,140	1,131	16%	17%

Notes

(i) Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2015 £m	2014 £m	
		AER	CER
New business strain*	(4)	(18)	(23)
Business in force	1,155	1,021	1,015
Non-recurrent items[note (ii)]	62	49	50
Total	1,213	1,052	1,042

* The IFRS new business strain corresponds to approximately 0.1 per cent of new business APE premiums for 2015 (2014: approximately 0.8 per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) Other non-recurrent items of £62 million in 2015 (2014: £49 million) represent a number of items none of which are individually significant and that are not anticipated to reoccur in subsequent years.

338 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

c Analysis of asset management operating profit based on longer-term investment returns

	2015 £m				
	M&G note (ii)	Eastspring Investments note (ii)	Prudential Capital	US	Total
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	–	–	25
Operating income (net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate's results	14	–	–	–	14
Group's share of tax on joint ventures' operating profit	–	(16)	–	–	(16)
Operating profit based on longer-term investment returns	442	115	19	11	587
Average funds under management	£252.5bn	£85.1bn			
Margin based on operating income*	37bps	36bps			
Cost/income ratio†	57%	58%			

	2014 £m				
	M&G note (ii)	Eastspring Investments notes (ii),(iii)	Prudential Capital	US	Total
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	–	–	34
Operating income (net of commission)note (i)	987	241	130	303	1,661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate's results	13	–	–	–	13
Group's share of tax on joint ventures' operating profit	–	(11)	–	–	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn			
Margin based on operating income*	38bps	35bps			
Cost/income ratio†	58%	59%			

Notes

(i) Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted, tax deducted and shown as a single amount.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G

	Operating income before performance-related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2015	582	87	357	19	939	37
2014	593	84	361	20	954	38

Eastspring Investments

	Operating income before performance-related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2015	188	61	116	21	304	36
2014	139	60	101	22	240	35

* Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

† Cost/income ratio represents cost as a percentage of operating income before performance-related fees.

‡ Institutional includes internal funds.

www.prudential.co.uk Annual Report 2015 Prudential plc 339

Additional unaudited financial information continued

I: IFRS profit and loss information continued

d Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more effectively under the new Solvency II regime

In the second half of 2015 and ahead of securing Solvency II internal model approval, a number of specific actions were taken by Prudential's UK life business to position the balance sheet more efficiently under the new regime. These actions included extending the reinsurance of longevity risk to cover £8.7 billion of annuity liabilities (on a Pillar 1 basis) by the end of 2015 (end 2014: programme covered £2.3 billion of liabilities). It also included the repositioning of the fixed income asset portfolio, increasing to 95 per cent the proportion that would benefit from the matching adjustment under Solvency II. The effect of these actions on the UK's long-term IFRS operating profit, underlying free surplus generation and EEV operating profit, is shown in the tables below.

IFRS operating profit of UK long-term business

	First half 2015	Second half 2015	Full year 2015	Full year 2014
Shareholder annuity new business	66	57	123	162
In-force business:				
Longevity reinsurance transactions	61	170	231	30
Impact of specific management actions ahead of Solvency II	–	169	169	–
	61	339	400	30
With-profits and other in-force	309	335	644	537
Total Life IFRS operating profit	436	731	1,167	729

Underlying free surplus generation of UK long-term business

	First half 2015	Second half 2015	Full year 2015	Full year 2014
Expected in-force and return on net worth	310	310	620	571
Longevity reinsurance transactions	52	148	200	30
Impact of specific management actions ahead of Solvency II	–	75	75	–
	52	223	275	30
Changes in operating assumptions, experience variances and Solvency II and other restructuring costs	(10)	(7)	(17)	36
Underlying free surplus generated from in-force business	352	526	878	637
New business strain	(57)	(8)	(65)	(65)
Total underlying free surplus generation	295	518	813	572

EEV post-tax operating profit of UK long-term business

	First half 2015	Second half 2015	Full year 2015	Full year 2014
Unwind of discount and other expected return	245	243	488	410
Longevity reinsurance transactions	(46)	(88)	(134)	(8)
Impact of specific management actions ahead of Solvency II	–	75	75	–
	(46)	(13)	(59)	(8)
Changes in operating assumptions and experience variances	57	59	116	74
Operating profit from in-force business	256	289	545	476
New business profit	155	163	318	259
Total post-tax Life EEV operating profit	411	452	863	735

340 Prudential plc Annual Report 2015 www.prudential.co.uk

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01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

II: Other information

a Holding company cash flow

2015 £m 2014 £m

Net cash remitted by business units:

UK net remittances to the Group

UK Life fund paid to the Group 200 193

Shareholder-backed business:

Other UK paid to the Group 131 132

Total UK net remittances to the Group 331 325

US remittances to the Group 470 415

Asia net remittances to the Group

Asia paid to the Group:

Long-term business 494 453

Other operations 74 60

568 513

Group invested in Asia:

Long-term business (5) (3)

Other operations (including funding of regional head office costs) (96) (110)

(101) (113)

Total Asia net remittances to the Group 467 400

M&G remittances to the Group 302 285

PruCap remittances to the Group 55 57

Net remittances to the Group from business units 1,625 1,482

Net interest paid (290) (335)

Tax received 145 198

Corporate activities (193) (193)

Solvency II costs (16) (23)

Total central outflows (354) (353)

Operating holding company cash flow before dividend* 1,271 1,129

Dividend paid (974) (895)

Operating holding company cash flow after dividend* 297 234

Non-operating net cash flow† 376 (978)

Total holding company cash flow 673 (744)

Cash and short-term investments at beginning of year 1,480 2,230

Foreign exchange movements 20 (6)

Cash and short-term investments at end of year 2,173 1,480

* Including central finance subsidiaries.

† Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries and issue and repayment of subordinated debt.

Additional unaudited financial information continued

II: Other information continued

b Funds under management

(a) Summary

	2015 £bn	2014 £bn
Business area:		
Asia operations	54.0	49.0
US operations	134.6	123.6
UK operations	168.4	169.0
Prudential Group funds under management[note (i)]	357.0	341.6
External funds[note (ii)]	151.6	154.3
Total funds under management	508.6	495.9

Notes

(i) Prudential Group funds under management of £357.0 billion (2014: £341.6 billion) comprise:

	2015 £bn	2014 £bn
Total investments per the consolidated statement of financial position	352.0	337.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(1.0)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.3
Internally managed funds held in joint ventures	5.6	4.9
Prudential Group funds under management	357.0	341.6

(ii) External funds shown above as at 31 December 2015 of £151.6 billion (2014: £154.3 billion) comprise £162.7 billion (2014: £167.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.1 billion (2014: £12.9 billion) that are classified within Prudential Group's funds.

(b) Investment products – external funds under management

	2015 £m			2014 £m		
	Eastspring Investments note	M&G	Group total	Eastspring Investments note	M&G	Group total
1 January	30,133	137,047	167,180	22,222	125,989	148,211
Market gross inflows	110,396	33,626	144,022	82,440	38,017	120,457
Redemptions	(103,360)	(40,634)	(143,994)	(77,001)	(30,930)	(107,931)
Market exchange translation and other movements	(882)	(3,634)	(4,516)	2,472	3,971	6,443
31 December	36,287	126,405	162,692	30,133	137,047	167,180

Note

The £162.7 billion (2014: £167.2 billion) investment products comprise £156.7 billion (2014: £162.4 billion) plus Asia Money Market Funds of £6.0 billion (2014: £4.8 billion).

(c) M&G and Eastspring Investments – total funds under management

	Eastspring Investments		M&G	
	2015 £bn note	2014 £bn note	2015 £bn	2014 £bn
External funds under management	36.3	30.1	126.4	137.0
Internal funds under management	52.8	47.2	119.7	127.0
Total funds under management	89.1	77.3	246.1	264.0

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2015 of £6.0 billion (2014: £4.8 billion).

342 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 343

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

c Solvency II capital position at 31 December 2015

The estimated Group Solvency II surplus at 31 December 2015 was £9.7 billion, before allowing for the 2015 second interim ordinary and special dividend.

Estimated Group Solvency II capital position

31 December

2015

£bn

Own funds 20.1

Solvency capital requirement 10.4

Surplus 9.7

Solvency ratio 193%

These results allow for:

——Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation

Authority, this is incorporated in the result above as follows:

––Own funds: represent Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement

(Company Action Level); and

––Solvency Capital Requirement: represent 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level);

——Non-recognition of a portion of Solvency II surplus capital relating to the Group’s Asia life operations, reflecting regulatory prudence;

——Matching adjustment for UK annuities, based on the 31 December 2015 calibration published by the European Insurance and

Occupational Pensions Authority; and

——Transitional measures which have the effect of preserving the Solvency II surplus for our UK business at the same level as under

Solvency I, for business written before 1 January 2016.

The Group’s Solvency II capital surplus excludes:

——Diversification benefits between Jackson and the rest of the Group;

——Surplus in ring-fenced with-profits funds including the shareholders’ share of the estate of with-profits funds; and

——Surplus in pension funds.

Analysis of movement in capital position

We previously reported our economic capital results at year end 2013 and year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results now reflect the output from our approved internal model under the final Solvency II rules. Allowing for this change in basis, the movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II approved internal model surplus at 31 December 2015 is set out in the table below:

Analysis of movement in Group surplus £bn

Economic capital surplus as at 1 January 2015 9.7

Operating experience 2.4

Non-operating experience (including market movements) (0.6)

Other capital movements

Subordinated debt issuance 0.6

Foreign currency translation impacts 0.2

Dividends paid (1.0)

Methodology and calibration changes

Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening (0.2)

Effect of partial derecognition of Asia Solvency II surplus (1.4)

Estimated Solvency II surplus as at 31 December 2015 9.7

The movement in Group surplus over 2015 is driven by:

——Operating experience of £2.4 billion: generated by in-force business and new business written in 2015, including £0.4 billion of benefit from the specific actions taken in the second half of the year to position the balance sheet more efficiently under the new

Solvency II regime;

——Non-operating experience of £0.6 billion: mainly arising from negative market experience during the year; and

——Other capital movements: comprising an increase in capital from subordinated debt issuance, a gain from positive foreign currency translation effects and a reduction in surplus from payment of dividends.

In addition, the methodology and calibration changes arising from Solvency II relate to:

——A £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

——A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for ‘contract boundaries’ and a reduction in the capital surplus of the Group’s Asia life operations, as agreed with the Prudential Regulation Authority.

Additional unaudited financial information continued

II: Other information continued

c Solvency II capital position at 31 December 2015 continued

The change in US treatment from including 150 per cent, rather than 250 per cent of US Risk Based Capital (Company Action Level) in the Group Solvency Capital Requirement, is offset by a corresponding reduction in the Group Own Funds and therefore has no impact on surplus despite the positive impact on the solvency ratio.

The impacts above, including the impact of the change in basis from economic capital to Solvency II, represent an overall reduction in the Group solvency ratio from 218 per cent to 193 per cent.

Analysis of movement in Group solvency position (£ billion)	Own Funds	Solvency Capital Requirement	Surplus	Solvency ratio
Economic capital position at 1 January 2015	17.9	8.2	9.7	218%
Capital generation and other movements	2.0	0.4	1.6	13%
Methodology and calibration changes				
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	2.3	2.5	(0.2)	(32)%
Effect of partial derecognition of Asia Solvency II surplus	(1.4)	–	(1.4)	(12)%
US Risk Based Capital treatment	(0.7)	(0.7)	–	6%
Estimated Solvency II position at 31 December 2015	20.1	10.4	9.7	193%

Analysis of Group Solvency Capital Requirements

The split of the Group's estimated Solvency Capital Requirement by risk type, including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 December 2015	31 December 2015
Split of the Group's estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	55%	72%
Equity	11%	16%
Credit	28%	47%
Yields (interest rates)	13%	6%
Other	3%	3%
Insurance	27%	20%
Mortality/morbidity	5%	2%
Lapse	14%	14%
Longevity	8%	4%
Operational/expense	11%	7%
FX translation	7%	1%

Reconciliation of IFRS equity to Group Solvency II Own Funds

Reconciliation of IFRS equity to Group Solvency II Own Funds	31 December 2015 £bn
IFRS shareholders' equity	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(1.5)
Remove DAC, goodwill and intangibles	(3.7)
Add subordinated-debt	4.4
Impact of risk margin (net of transitionals)	(2.5)
Add value of shareholder-transfers	3.1
Liability valuation differences	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)
Other	(0.4)
Estimated Solvency II Own Funds	20.1

344 Prudential plc Annual Report 2015 www.prudential.co.uk

The key items of the reconciliation are:

- £1.5 billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.7 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
- £3.7 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
- £4.4 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
- £2.5 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;
- £3.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;
- £8.6 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
- £0.9 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
- £0.4 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

At 31 December 2015, the estimated sensitivity of the Group Solvency II surplus to significant changes in market conditions is as follows:

- An instantaneous 20 per cent fall in equity markets would reduce surplus by £1.0 billion and reduce the solvency ratio to 186 per cent;
- A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce surplus by £1.8 billion and reduce the solvency ratio to 179 per cent;
- A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £1.1 billion and reduce the solvency ratio to 179 per cent;
- A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £1.1 billion and increase the solvency ratio to 210 per cent; and
- A 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 187 per cent.

UK Solvency II capital position[1,2]

On the same basis as above, the estimated UK Solvency II surplus at 31 December 2015 was £3.3 billion. This relates to shareholder-backed business including the shareholders' share of future with-profits transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2015 was £3.2 billion.

	31 December 2015 £bn	
Estimated Solvency II capital position	**UK shareholder**	**UK with-profits**
Own Funds	10.5	7.6
Solvency Capital Requirement	7.2	4.4
Surplus	3.3	3.2
Solvency ratio	146%	175%

The UK with-profits funds surplus has reduced from £3.7 billion at 30 June 2015 to £3.2 billion at 31 December 2015. This is principally due to an increase in the equity backing ratio of the Prudential Assurance Company with-profits sub-fund by 5 per cent, in order to utilise the strength of the fund in line with the Principles and Practices of Financial Management, and strong new business growth.

Notes

1 The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.

2 The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the defined charge participating sub-fund.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 345

Prudential plc Annual Report 2015 www.346 prudential.co.uk

Additional unaudited financial information continued

II: Other information continued

c Solvency II capital position at 31 December 2015 continued

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2

Reconciliation of UK with-profits funds

31 December

2015

£bn

IFRS unallocated surplus of UK with-profits funds 10.5

Existing adjustments from IFRS to Solvency I in Capital Position Statement:

Value of shareholder transfers (2.1)

Other valuation differences (0.7)

With-profits fund estate (Solvency I Pillar 1 Peak 2 basis) 7.7

Adjustments to Solvency II:

Risk margin (net of transitional) (0.7)

Other valuation differences 0.6

Estimated Solvency II Own Funds 7.6

A reconciliation from IFRS to Solvency I is disclosed annually in the Capital Position Statement in the Group IFRS financial statements.

The additional reconciling items to Solvency II mainly reflect the risk margin net of transitionals, with other items including differences in the definition of the risk-free rate and the matching adjustment impact for non-profit annuity liabilities within the with-profits funds.

UK shareholder sensitivity analysis

At 31 December 2015, the estimated sensitivity of the UK shareholder Solvency II surplus to significant changes in market conditions is as follows:

——An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.4 billion;

——A 40 per cent fall in equity markets would reduce surplus by £0.8 billion;

——A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £0.7 billion;

——A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £0.9 billion;

——A 100 basis points increase in credit spreads would reduce surplus by £0.2 billion; and

——15 per cent of the UK annuity portfolio downgrading by one whole letter rating would reduce surplus by £0.5 billion.

Statement of independent review

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

d IGD capital position at 31 December 2015

Up to 31 December 2015, Prudential was subject to the capital adequacy requirements of the European Union Insurance Groups

Directive as implemented by the Prudential Regulation Authority in the UK. The Insurance Groups Directive capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our Insurance Groups Directive capital surplus is £5.5 billion at 31 December 2015 (before taking into account 2015 second interim ordinary and special dividends), with available capital covering our capital requirements 2.5 times. This compares to a capital surplus of £4.7 billion at the end of 2014 (before taking into account the

2014 final dividend).

The movements in 2015 mainly comprise:

——Net capital generation (inclusive of market and foreign exchange movements) mainly through oprating earnings

(in-force releases less investment in new business, net of tax) of £1.8 billion; and

——£0.6 billion of subordinated debt issuance.

Offset by:

——Final 2014 dividend of £0.7 billion and first interim 2015 dividend of £0.3 billion; and

——External financing costs and other central costs, net of tax, of £0.6 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

Notes

1 The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.

2 The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the defined charge participating sub-fund.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

e Reconciliation of expected transfer of value of in-force business (VIF) and required capital to free surplus

The tables below show how the value of in-force business (VIF) generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 3 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2015 results.

The impact of Solvency II which is effective from 1 January 2016 is not reflected in the analysis below in line with the guidance issued by the CFO Forum. The new regulatory regime will not impact the free surplus generation profile of our operations in Asia and the US as Solvency II does not act as the local constraint on the ability to distribute profits to the Group. For these businesses, free surplus generation will continue to be driven by local regulatory and target capital requirements. For the UK insurance operations, Solvency II will alter free surplus generation and an early estimate is provided in section D of the additional unaudited information.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2015, the tables also present the expected future free surplus to be generated from the investment made in new business during 2015 over the same 40-year period.

Expected transfer of value of in-force business (VIF) and required capital to free surplus

	2015 £m							
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2015 long-term new business written*			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2016	1,015	1,120	486	2,621	148	276	28	452
2017	962	991	510	2,463	140	120	28	288
2018	926	951	506	2,383	150	131	29	310
2019	905	970	503	2,378	134	65	29	228
2020	871	1,018	499	2,388	139	106	33	278
2021	889	982	498	2,369	123	106	31	260
2022	887	921	489	2,297	128	88	29	245
2023	871	894	491	2,256	124	157	28	309
2024	844	755	478	2,077	118	140	29	287
2025	817	680	466	1,963	123	129	29	281
2026	800	606	454	1,860	105	110	26	241
2027	789	512	437	1,738	109	95	24	228
2028	766	447	424	1,637	102	85	24	211
2029	740	386	411	1,537	100	76	23	199
2030	724	328	398	1,450	108	69	22	199
2031	699	276	383	1,358	96	55	21	172
2032	681	272	373	1,326	94	48	20	162
2033	661	166	353	1,180	91	42	20	153
2034	648	130	331	1,109	89	35	20	144
2035	636	102	313	1,051	94	30	18	142
2036-2040	3,020	190	1,255	4,465	429	48	81	558
2041-2045	2,659	–	1,081	3,740	396	–	104	500
2046-2050	2,342	–	470	2,812	368	–	43	411
2051-2055	2,056	–	261	2,317	350	–	26	376
Total free surplus expected to emerge in the next 40 years	26,208	12,697	11,870	50,775	3,858	2,011	765	6,634

* The analysis excludes amounts incorporated into VIF at 31 December 2015 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2055.

The above amounts can be reconciled to the new business amounts as follows:

	2015 £m			
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2016 to 2055	3,858	2,011	765	6,634
Less: discount effect	(2,138)	(725)	(392)	(3,255)
Discounted expected free surplus generation for years 2016 to 2055	1,720	1,286	373	3,379
Discounted expected free surplus generation for years 2055+	153	–	2	155
Less: Free surplus investment in new business	(413)	(267)	(65)	(745)
Other items†	30	(210)	8	(172)
Post-tax EEV new business profit	1,490	809	318	2,617

† Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

www.prudential.co.uk Annual Report 2015 Prudential plc 347

Additional unaudited financial information continued

II: Other information continued

e Reconciliation of expected transfer of value of in-force business (VIF) and required capital to free surplus continued

The undiscounted expected free surplus generation from all in-force business at 31 December 2015 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2014 as follows:

Group	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	2020 £m	Other £m	Total £m
2014 expected free surplus generation for years 2015 to 2054	2,513	2,336	2,228	2,141	2,179	2,079	33,666	47,142
Less: Amounts expected to be realised in the current year	(2,513)	–	–	–	–	–	–	(2,513)
Add: Expected free surplus to be generated in year 2055*	–	–	–	–	–	–	355	355
Foreign exchange differences	–	29	28	27	31	27	(165)	(23)
New business	–	452	288	310	228	278	5,078	6,634
Operating movements	–	5	35	25	50	29		
Non-operating and other movements	–	(201)	(116)	(120)	(110)	(25)	(392)	(820)
2015 expected free surplus generation for years 2016 to 2055	–	2,621	2,463	2,383	2,378	2,388	38,542	50,775

Asia	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	2020 £m	Other £m	Total £m
2014 expected free surplus generation for years 2015 to 2054	953	920	883	846	819	796	19,360	24,577
Less: Amounts expected to be realised in the current year	(953)	–	–	–	–	–	–	(953)
Add: Expected free surplus to be generated in year 2055*	–	–	–	–	–	–	315	315
Foreign exchange differences	–	(23)	(22)	(19)	(19)	(20)	(466)	(569)
New business	–	148	140	150	134	139	3,147	3,858
Operating movements	–	3	–	(20)	6	(15)		
Non-operating and other movements	–	(33)	(39)	(31)	(35)	(29)	(827)	(1,020)
2015 expected free surplus generation for years 2016 to 2055	–	1,015	962	926	905	871	21,529	26,208

US	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	2020 £m	Other £m	Total £m
2014 expected free surplus generation for years 2015 to 2054	1,054	902	844	792	866	801	5,271	10,530
Less: Amounts expected to be realised in the current year	(1,054)	–	–	–	–	–	–	(1,054)
Add: Expected free surplus to be generated in year 2055*	–	–	–	–	–	–	–	–
Foreign exchange differences	–	52	50	46	50	47	301	546
New business	–	276	120	131	65	106	1,313	2,011
Operating movements	–	4	22	30	35	40		
Non-operating and other movements	–	(114)	(45)	(48)	(46)	24	762	664
2015 expected free surplus generation for years 2016 to 2055	–	1,120	991	951	970	1,018	7,647	12,697

UK	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	2020 £m	Other £m	Total £m
2014 expected free surplus generation for years 2015 to 2054	506	514	501	503	494	482	9,035	12,035
Less: Amounts expected to be realised in the current year	(506)	–	–	–	–	–	–	(506)
Add: Expected free surplus to be generated in year 2055*	–	–	–	–	–	–	40	40
New business	–	28	28	29	29	33	618	765
Operating movements	–	(2)	13	15	9	4		
Non-operating and other movements	–	(54)	(32)	(41)	(29)	(20)	(327)	(464)
2015 expected free surplus generation for years 2016 to 2055	–	486	510	506	503	499	9,366	11,870

* Excluding 2015 new business.

348 Prudential plc Annual Report 2015 www.prudential.co.uk

At 31 December 2015 the total free surplus expected to be generated over the next five years (2016 to 2020 inclusive), using the same assumptions and methodology as those underpinning our 2015 embedded value reporting was £12.2 billion, an increase of £1.2 billion from the £11.0 billion expected over the same period at the end of 2014.

This increase primarily reflects the new business written in 2015, which is expected to generate £1,556 million of free surplus over the next five years.

At 31 December 2015 the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £50.8 billion, up from the £47.1 billion expected at the end of 2014 reflecting the effect of new business written across all three business operations of £6.6 billion and a positive foreign exchange translation effect of £0.4 billion. These positive effects have been offset by a £(0.8) billion adverse effect reflecting operating, market assumption changes and other items. In Asia, these principally reflect the impact of falls in equity market returns and bond values. In the US these mainly reflect higher future separate account growth due to the increase in interest rates, together with improved persistency. Offsetting these positive impacts is the negative effect of lower than expected separate account growth in the year due to broadly flat equity market returns in 2015. In the UK, these mainly arise from the effect of longevity reinsurance transactions entered into during the year and the effect of a partial hedge to protect future shareholder with-profits transfers from declines in UK equity markets. The longevity reinsurance transactions executed this year had the effect of accelerating the generation of future free surplus into 2015. The overall growth in the Group's undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2015 from life business in force at the end of 2015 was £3.3 billion including £0.6 billion of changes in operating assumptions and experience variances. This compares with the expected 2015 realisation at the end of 2014 of £2.5 billion. This can be analysed further as follows:

	Asia £m	US £m	UK £m	Total £m
Transfer to free surplus in 2015	974	1,064	573	2,611
Expected return on free assets	30	42	47	119
Changes in operating assumptions and experience variances	(19)	320	258	559
Underlying free surplus generated from in-force life business in 2015	985	1,426	878	3,289
2015 free surplus expected to be generated at 31 December 2014	953	1,054	506	2,513

The equivalent discounted amounts of the undiscounted expected transfers from in-force business and required capital into free surplus shown previously are as follows:

	2015 £m							
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2015 new business written			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2016	969	1,081	457	2,507	141	267	28	436
2017	851	902	452	2,205	122	110	25	257
2018	766	817	424	2,007	122	112	24	258
2019	701	785	395	1,881	103	52	24	179
2020	629	776	369	1,774	101	79	25	205
2021	597	706	347	1,650	84	76	22	182
2022	558	625	320	1,503	83	58	20	161
2023	512	574	302	1,388	75	97	18	190
2024	464	459	276	1,199	68	81	18	167
2025	421	388	253	1,062	66	71	17	154
2026	388	330	232	950	52	56	14	122
2027	362	261	209	832	51	45	13	109
2028	333	216	190	739	45	38	12	95
2029	304	177	174	655	42	32	11	85
2030	282	145	157	584	43	27	10	80
2031	258	118	142	518	37	20	9	66
2032	239	113	129	481	34	16	8	58
2033	220	62	115	397	32	13	7	52
2034	206	49	101	356	30	11	7	48
2035	192	41	89	322	31	9	6	46
2036-2040	807	115	289	1,211	126	16	23	165
2041-2045	565	–	183	748	97	–	22	119
2046-2050	403	–	51	454	76	–	7	83
2051-2055	280	–	21	301	59	–	3	62
Total discounted free surplus expected to emerge in the next 40 years	11,307	8,740	5,677	25,724	1,720	1,286	373	3,379

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 349

Additional unaudited financial information continued

II: Other information continued

e Reconciliation of expected transfer of value of in-force business (VIF) and required capital to free surplus continued

The above amounts can be reconciled to the Group's financial statements as follows:

	2015 £m
Discounted expected generation from all in-force business for years 2016-2055	25,724
Discounted expected generation from all in-force business for years after 2055	563
Discounted expected generation from all in-force business at 31 December 2015	26,287
Add: Free surplus of life operations held at 31 December 2015	5,642
Less: Time value of guarantees	(1,100)
Other non-modelled items	1,948
Total EEV for life operations	32,777

f Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV, metrics analysis by contribution by currency group:

Free surplus and IFRS 2015 results

	Underlying free surplus generated note 2 %	Pre-tax operating profit notes 2,3,4 %	Shareholders' funds notes 2,3,4 %
US$ linked note 1	11	16	14
Other Asia currencies	11	17	19
Total Asia	22	33	33
UK sterling notes 3,4	40	25	46
US$ note 4	38	42	21
Total	100	100	100

EEV 2015 results

	Post-tax new business profits %	Post-tax operating profit notes 2,3,4 %	Shareholders' funds notes 2,3,4 %
US$ linked note 1	44	38	30
Other Asia currencies	13	12	14
Total Asia	57	50	44
UK sterling notes 3,4	12	13	32
US$ note 4	31	37	24
Total	100	100	100

Notes

1. US$ linked - comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar, and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2. Includes long-term, asset management business and other businesses.
3. For operating profit and shareholders' funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4. For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

350 Prudential plc Annual Report 2015 www.prudential.co.uk

g Option schemes

The Group presently grants share options through four schemes and exercises of the options are satisfied by the issue of new shares. Executive directors and eligible employees based in the UK may participate in the UK savings-related share option scheme. Executives and eligible employees based in Asia as well as eligible employees based in Europe can participate in the international savings-related share option scheme while agents based in certain regions of Asia can participate in the international savings-related share option scheme for non-employees. Employees based in Dublin are eligible to participate in the Prudential International Assurance sharesave plan, which currently has no outstanding options in issue. Further details of the schemes and accounting policies are detailed in note B3.2 of the IFRS basis consolidated financial statements.

All options were granted at £nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services (excluding options granted to agents under the non-employee savings-related share option scheme) or in excess of the individual limit for the relevant scheme.

The options schemes will terminate as follows, unless the directors resolve to terminate the plans at an earlier date:

— UK savings-related share option scheme: 16 May 2023;
— International savings-related share option scheme: 31 May 2021;
— Prudential International Assurance sharesave plan: 3 August 2019; and
— International savings-related share option scheme for non-employees 2012: 17 May 2022.

The weighted average share price of Prudential plc for the year ended 31 December 2015 was £15.49 (2014: £13.75).

Particulars of options granted to directors are included in the Directors' remuneration report on page 101.

The closing price of the shares immediately before the date on which the options were granted during the current period was £13.80.

The following analyses show the movement in options for each of the option schemes for the year ended 31 December 2015.

UK savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
27 Sep 07	5.52	01 Dec 14	31 May 15	663	–	(663)	–	–	–	–
25 Apr 08	5.51	01 Jun 15	30 Nov 15	1,468	–	(1,468)	–	–	–	–
25 Sep 08	4.38	01 Dec 15	31 May 16	10,541	–	(5,794)	–	(1,660)	(16)	3,071
27 Apr 09	2.88	01 Jun 16	30 Nov 16	165,328	–	(7,753)	–	(2,274)	(320)	154,981
25 Sep 09	4.25	01 Dec 14	31 May 15	14,408	–	(14,043)	–	–	(365)	–
28 Sep 10	4.61	01 Dec 13	31 May 14	731	–	(731)	–	–	–	–
28 Sep 10	4.61	01 Dec 15	31 May 16	114,795	–	(68,636)	–	–	(200)	45,959
16 Sep 11	4.66	01 Dec 14	31 May 15	92,714	–	(90,089)	–	(772)	(1,853)	–
16 Sep 11	4.66	01 Dec 16	31 May 17	161,372	–	–	–	(980)	–	160,392
21 Sep 12	6.29	01 Dec 15	31 May 16	823,005	–	(592,728)	(4,834)	(8,583)	(1,340)	215,520
21 Sep 12	6.29	01 Dec 17	31 May 18	131,336	–	(1,073)	(238)	(1,192)	(1,313)	127,520
20 Sep 13	9.01	01 Dec 16	31 May 17	351,482	–	(2,754)	(13,903)	(7,573)	(2,773)	324,479
20 Sep 13	9.01	01 Dec 18	31 May 19	78,576	–	(1,165)	(1,664)	(2,329)	(2,828)	70,590
23 Sep 14	11.55	01 Dec 17	31 May 18	975,724	–	(3,603)	(64,316)	(25,133)	(12,364)	870,308
23 Sep 14	11.55	01 Dec 19	31 May 20	490,157	–	(907)	(30,990)	(13,372)	(4,337)	440,551
22 Sep 15	11.11	01 Dec 18	31 May 19	–	1,047,049	–	(3,078)	(4,212)	–	1,039,759
22 Sep 15	11.11	01 Dec 20	31 May 21	–	235,417	–	(810)	–	–	234,607
				3,412,300	1,282,466	(791,407)	(119,833)	(68,080)	(27,709)	3,687,737

The total number of securities available for issue under the scheme is 3,687,737 which represents 0.143 per cent of the issued share capital at 31 December 2015.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £15.44.

The weighted average fair value of options granted under the plan in the year was £2.90.

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 351

Additional unaudited financial information continued

II: Other information continued

g Option schemes continued

International savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
25 Sep 09	4.25	01 Dec 14	31 May 15	2,682	–	(2,682)	–	–	–	–
28 Sep 10	4.61	01 Dec 15	31 May 16	6,130	–	(4,551)	–	(1,579)	–	–
16 Sep 11	4.66	01 Dec 14	31 May 15	123,515	–	(102,691)	–	–	(20,824)	–
16 Sep 11	4.66	01 Dec 16	31 May 17	25,739	–	(4,371)	–	(3,751)	–	17,617
21 Sep 12	6.29	01 Dec 15	31 May 16	569,993	–	(285,177)	(5,585)	(29,762)	(40)	249,429
21 Sep 12	6.29	01 Dec 17	31 May 18	19,272	–	–	–	(4,771)	–	14,501
20 Sep 13	9.01	01 Dec 16	31 May 17	647,503	–	–	(33,170)	(42,366)	–	571,967
20 Sep 13	9.01	01 Dec 18	31 May 19	57,073	–	–	(4,479)	(5,258)	(332)	47,004
23 Sep 14	11.55	01 Dec 17	31 May 18	8,643	–	–	–	–	–	8,643
23 Sep 14	11.55	01 Dec 19	31 May 20	4,464	–	–	–	–	–	4,464
22 Sep 15	11.11	01 Dec 18	31 May 19	–	24,284	–	–	–	–	24,284
22 Sep 15	11.11	01 Dec 20	31 May 21	–	3,240	–	–	–	–	3,240
				1,465,014	27,524	(399,472)	(43,234)	(87,487)	(21,196)	941,149

The total number of securities available for issue under the scheme is 941,149 which represents 0.037 per cent of the issued share capital at 31 December 2015.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £15.55.

The weighted average fair value of options granted under the plan in the year was £2.87.

Prudential International Assurance sharesave plan

There are no securities available for issue under the scheme at 31 December 2015.

Non-employee savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
28 Sep 10	4.61	01 Dec 15	31 May 16	361,823	–	(10,182)	–	(9,693)	–	341,948
16 Sep 11	4.66	01 Dec 14	31 May 15	257,030	–	(253,578)	–	–	(3,452)	–
16 Sep 11	4.66	01 Dec 16	31 May 17	257,774	–	–	(657)	(13,476)	–	243,641
21 Sep 12	6.29	01 Dec 15	31 May 16	434,335	–	(152,577)	(6,762)	(1,431)	–	273,565
21 Sep 12	6.29	01 Dec 17	31 May 18	89,335	–	–	(6,463)	–	–	82,872
20 Sep 13	9.01	01 Dec 16	31 May 17	769,255	–	–	(11,700)	(2,015)	–	755,540
20 Sep 13	9.01	01 Dec 18	31 May 19	421,947	–	–	(1,164)	(1,331)	–	419,452
23 Sep 14	11.55	01 Dec 17	31 May 18	630,613	–	–	(14,104)	(1,028)	(155)	615,326
23 Sep 14	11.55	01 Dec 19	31 May 20	525,065	–	–	(9,552)	(2,596)	–	512,917
22 Sep 15	11.11	01 Dec 18	31 May 19	–	499,600	–	–	–	(324)	499,276
22 Sep 15	11.11	01 Dec 20	31 May 21	–	422,356	–	–	–	(162)	422,194
				3,747,177	921,956	(416,337)	(50,402)	(31,570)	(4,093)	4,166,731

The total number of securities available for issue under the scheme is 4,166,731 which represents 0.162 per cent of the issued share capital at 31 December 2015.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £15.88.

The weighted average fair value of options granted under the plan in the year was £3.02.

352 Prudential plc Annual Report 2015 www.prudential.co.uk

h Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) and European Embedded Value (EEV).

This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

Income statement data

	Year ended 31 December				
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
IFRS basis results					
Gross premium earned	36,663	32,832	30,502	29,113	24,837
Outward reinsurance premiums	(1,157)	(799)	(658)	(491)	(417)
Earned premiums, net of reinsurance	35,506	32,033	29,844	28,622	24,420
Investment return	3,304	25,787	20,347	23,931	9,361
Other income	2,495	2,306	2,184	1,885	1,711
Total revenue, net of reinsurance	41,305	60,126	52,375	54,438	35,492
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(29,656)	(50,169)	(43,154)	(45,144)	(28,706)
Acquisition costs and other expenditure	(8,208)	(6,752)	(6,861)	(6,032)	(4,717)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(312)	(341)	(305)	(280)	(286)
Cumulative exchange loss recycled from other comprehensive income	(46)	–	–	–	–
Remeasurement adjustments	–	(13)	(120)	–	–
Total charges, net of reinsurance	(38,222)	(57,275)	(50,440)	(51,456)	(33,709)
Share of profits from joint ventures and associates, net of related tax	238	303	147	135	76
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* note 1	3,321	3,154	2,082	3,117	1,859
Tax (charge) credit attributable to policyholders' returns	(173)	(540)	(447)	(370)	7
Profit before tax attributable to shareholders	3,148	2,614	1,635	2,747	1,866
Tax (charge) credit attributable to shareholders' returns	(569)	(398)	(289)	(584)	(415)
Profit for the year	2,579	2,216	1,346	2,163	1,451
Based on profit for the year attributable to the equity holders of the Company:					
Basic earnings per share (in pence)	101.0p	86.9p	52.8p	85.1p	57.1p
Diluted earnings per share (in pence)	100.9p	86.8p	52.7p	85.0p	57.0p
Dividend per share declared and paid in reporting period (in pence)	38.05p	35.03p	30.52p	25.64p	25.19p

Supplementary IFRS income statement data

	Year ended 31 December				
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Operating profit based on longer-term investment returns note 2	4,007	3,186	2,954	2,520	2,017
Non-operating items	(859)	(572)	(1,319)	227	(151)
Profit before tax attributable to shareholders	3,148	2,614	1,635	2,747	1,866
Operating earnings per share (in pence)	125.8p	96.6p	90.9p	76.9p	62.7p

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 353

Additional unaudited financial information continued

II: Other information continued

h Selected historical financial information of Prudential continued

Supplementary EEV income statement data (post-tax)

	Year ended 31 December				
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Operating profit based on longer-term investment returns[note 2]	4,881	4,096	4,204	3,174	2,942
Non-operating items	(930)	247	154	595	(751)
Profit attributable to shareholders	3,951	4,343	4,358	3,769	2,191
Operating earnings per share (in pence)	191.2p	160.7p	165.0p	124.9p	116.0p

New business data

	Year ended 31 December				
	2015 £m	2014* £m	2013 £m	2012 £m	2011 £m
Annual premium equivalent (APE) sales	5,607	4,627	4,423	4,195	3,681
EEV new business profit (NBP) (post-tax)	2,617	2,115	2,082	1,791	1,536
NBP margin (% APE)	47%	46%	47%	43%	42%

* Excluding the £23 million APE and £11 million NBP for the sold PruHealth and PruProtect businesses.

Statement of financial position data

As of and for the year ended 31 December	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Total assets	386,985	369,204	325,932	307,644	270,018
Total policyholder liabilities and unallocated surplus of with-profits funds	335,614	321,989	286,014	268,263	233,538
Core structural borrowings of shareholder-financed operations	5,011	4,304	4,636	3,554	3,611
Total liabilities	374,029	357,392	316,281	297,280	261,411
Total equity	12,956	11,812	9,651	10,364	8,607

Other data

As of and for the year ended 31 December	2015 £bn	2014 £bn	2013 £bn	2012 £bn	2011 £bn
Funds under management[note 3]	509	496	443	406	352
EEV shareholders' equity, excluding non-controlling interests	32.4	29.2	24.9	22.4	19.6
Insurance Groups Directive capital surplus before final dividend[note 4]	5.5	4.7	5.1	5.1	4.0

Notes

1 This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

2 Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on dilution of Group's holdings, the costs arising from the domestication of the Hong Kong business, and profit (loss) attached to the sale of Japan life. Separately on the IFRS basis, operating profit also excludes amortisation of acquisition accounting adjustments. In addition, for EEV basis results, operating profit excludes the effect of changes in economic assumptions, the market value movement on core borrowings and in 2012, the gain arising on the acquisition of REALIC.

3 Funds under management comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

4 The 2015 surplus is estimated.

354 Prudential plc Annual Report 2015 www.prudential.co.uk

www.prudential.co.uk Annual Report 2015 Prudential plc 355

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

i Effect of Solvency II on EEV basis results on 1 January 2016

i Group summary

The Solvency II framework is effective from 1 January 2016. For our operations in Asia and the US there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group. The embedded value and profile of free surplus generation for these businesses will continue to be driven by local regulatory and target capital requirements. For the UK insurance operations Solvency II will impact the EEV results as it changes the local regulatory valuation of net worth and capital requirements,

affecting the components of the EEV and the expected profile of free surplus generation. In line with guidance provided by the CFO

Forum in October 2015, the impact of Solvency II on the UK EEV has not been included in the main supplementary reporting. An early estimate on the likely impact of Solvency II on the EEV net worth and value of in-force business, together with the impact on free surplus generation is provided in this section of the additional unaudited information.

The impact of Solvency II on the EEV net worth and value of in-force business reported on 1 January 2016 are shown below:

Adjustment to shareholders’ equity at 1 January 2016

Long-term insurance operations Total EEV £m

As reported at 31 December 2015 32,777

Opening adjustment at 1 January 2016

Solvency II impact on net worth 3,108

Solvency II impact on net VIF (3,412)

Total opening adjustments at 1 January 2016 note (304)

Long-term insurance operations as at 1 January 2016 32,473

Note

The Solvency II framework requires technical provisions to be valued on a best estimate basis and capital requirements to be risk-based. It also requires the establishment of a risk margin (which for business in force at 31 December 2015 can be broadly offset by transitional measures). As a result of applying this framework,

the EEV net worth increased by £3,108 million following the release of the prudent regulatory margins previously included under Solvency I, and also from the recognition within net worth of a portion of future shareholder transfers expected from the with-profits fund. The higher net worth is mirrored by increases in required capital reflecting the higher solvency capital requirements of the new regime.

The net value of in-force business (VIF) is correspondingly impacted as follows:

– The release of prudent regulatory margins and recognition of a portion of future shareholders’ transfers within net worth leads to a corresponding reduction in VIF;

– The run-off of the risk margin, net of transitional measures, is now captured in VIF; and

– The cost of capital deducted from gross VIF increases as a result of higher Solvency II capital requirements;

The overall impact of these changes is to reduce the value of in-force by £3,412 million. The overall impact on the Group’s EEV of the above changes is a reduction of £304 million.

ii Expected transfer of value of in-force business and required capital to free surplus

The tables below show how the UK value of in-force business and the associated required capital is expected to emerge into free surplus over the next 40 years. A comparison is shown between the current Solvency I and Solvency II regimes. A small amount (less than 3 per cent)

of the Group’s embedded value emerges after this date. The modelled cash flows use the methodology underpinning the Group’s embedded value reporting, updated under Solvency II.

Additional unaudited financial information continued

II: Other information continued

i Effect of Solvency II on EEV basis results on 1 January 2016 continued

a Undiscounted expected generation from all in-force business at 31 December 2015 is as follows:

	Undiscounted expected generation 2015					
	UK insurance operations			Group total		
Expected period of emergence	As reported £m	Solvency II basis £m	Difference £m	As reported £m	Solvency II basis £m	Difference £m
2016	486	527	41	2,621	2,662	41
2017	510	560	50	2,463	2,513	50
2018	506	549	43	2,383	2,426	43
2019	503	542	39	2,378	2,417	39
2020	499	535	36	2,388	2,424	36
2021	498	539	41	2,369	2,410	41
2022	489	531	42	2,297	2,339	42
2023	491	526	35	2,256	2,291	35
2024	478	513	35	2,077	2,112	35
2025	466	504	38	1,963	2,001	38
2026	454	493	39	1,860	1,899	39
2027	437	475	38	1,738	1,776	38
2028	424	462	38	1,637	1,675	38
2029	411	447	36	1,537	1,573	36
2030	398	429	31	1,450	1,481	31
2031	383	410	27	1,358	1,385	27
2032	373	505	132	1,326	1,458	132
2033	353	479	126	1,180	1,306	126
2034	331	446	115	1,109	1,224	115
2035	313	416	103	1,051	1,154	103
2036-2040	1,255	1,614	359	4,465	4,824	359
2041-2045	1,081	1,228	147	3,740	3,887	147
2046-2050	470	539	69	2,812	2,881	69
2051-2055	261	292	31	2,317	2,348	31
Total free surplus expected to emerge in the next 40 years	11,870	13,561	1,691	50,775	52,466	1,691

356 Prudential plc Annual Report 2015 www.prudential.co.uk

b *The equivalent discounted amounts of the undiscounted totals shown above are as follows:*

	Discounted expected generation 2015					
	UK insurance operations			Group total		
Expected period of emergence	As reported £m	Solvency II basis £m	Difference £m	As reported £m	Solvency II basis £m	Difference £m
2016	457	513	56	2,507	2,563	56
2017	452	524	72	2,205	2,277	72
2018	424	491	67	2,007	2,074	67
2019	395	462	67	1,881	1,948	67
2020	369	433	64	1,774	1,838	64
2021	347	412	65	1,650	1,715	65
2022	320	384	64	1,503	1,567	64
2023	302	359	57	1,388	1,445	57
2024	276	331	55	1,199	1,254	55
2025	253	306	53	1,062	1,115	53
2026	232	282	50	950	1,000	50
2027	209	257	48	832	880	48
2028	190	235	45	739	784	45
2029	174	215	41	655	696	41
2030	157	195	38	584	622	38
2031	142	176	34	518	552	34
2032	129	208	79	481	560	79
2033	115	186	71	397	468	71
2034	101	166	65	356	421	65
2035	89	146	57	322	379	57
2036-2040	289	501	212	1,211	1,423	212
2041-2045	183	279	96	748	844	96
2046-2050	51	116	65	454	519	65
2051-2055	21	52	31	301	332	31
Total free surplus expected to emerge in the next 40 years	5,677	7,229	1,552	25,724	27,276	1,552

c *The above amounts can be reconciled to the Group's financial statements as follows:*
Reconciliation of discounted expected free surplus generation to EEV

	As reported £m	Solvency II basis £m	Impact £m
Discounted expected generation from all in-force business for years 2016-2055	25,724	27,276	1,552
Discounted expected generation from all in-force business for years after 2055	563	578	15
Discounted expected generation from all in-force business at 31 December 2015	26,287	27,854	1,567
Add: Free surplus of life operations held at 31 December 2015	5,642	3,958	(1,684)
Less: Time value of guarantees	(1,100)	(1,100)	–
Other non-modelled items	1,948	1,761	(187)
Total EEV for insurance operations	32,777	32,473	(304)
Representing:			
Asia	13,643	13,643	–
US	9,487	9,487	–
UK	9,647	9,343	(304)
Total EEV for insurance operations	32,777	32,473	(304)

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 357

Prudential plc Annual Report 2015 www.358 prudential.co.uk

Risk factors

A number of risk factors affect Prudential’s

operating results and financial condition

and, accordingly, the trading price of its

shares. The risk factors mentioned below

should not be regarded as a complete and

comprehensive statement of all potential

risks and uncertainties. The information

given is as of the date of this document,

and any forward looking statements are

made subject to the reservations specified

below under ‘Forward Looking

Statements’.

Prudential’s approaches to managing risks

are explained in the ‘Group Chief Risk

Officer’s report on the risks facing our

business and how these are managed’

section of this document.

Risks relating to Prudential’s

business

Prudential’s businesses are

inherently subject to market

fluctuations and general economic

conditions

Prudential’s businesses are inherently

subject to market fluctuations and general

economic conditions. Uncertainty or

negative trends in international economic

and investment climates could adversely

affect Prudential’s business and

profitability. Since 2008 Prudential has

operated against a challenging background

of periods of significant volatility in global

capital and equity markets, interest rates

(which in some jurisdictions have become

negative) and liquidity, and widespread

economic uncertainty. For example,

government interest rates remain at or near

historic lows in the US, the UK and some

Asian countries in which Prudential

operates. These factors have, at times

during this period, had a material adverse

effect on Prudential’s business and

profitability.

In the future, the adverse effects of such

factors would be felt principally through

the following items:

——investment impairments and/or reduced

investment returns, which could reduce

Prudential’s capital and impair its ability

to write significant volumes of new

business, increase the potential adverse

impact of product guarantees, or have

a negative impact on its assets under

management and profit;

——higher credit defaults and wider credit

and liquidity spreads resulting in

realised and unrealised credit losses;

——failure of counterparties who have

transactions with Prudential (eg banks

and reinsurers) to meet commitments

that could give rise to a negative impact

on Prudential’s financial position and

on the accessibility or recoverability

of amounts due or, for derivative

transactions, adequate collateral

not being in place;

——estimates of the value of financial

instruments being difficult because

in certain illiquid or closed markets,

determining the value at which financial

instruments can be realised is highly

subjective. Processes to ascertain such

values require substantial elements of

judgement, assumptions and estimates

(which may change over time); and

——increased illiquidity also adds to

uncertainty over the accessibility of

financial resources and may reduce

capital resources as valuations decline.

Global financial markets are subject to

uncertainty and volatility created by a

variety of factors, including concerns

over the energy and commodity sectors,

sovereign debt, general slowing in world

growth, the monetary policies in the US,

the UK and other jurisdictions and

potentially negative socio-political events.

In addition, a possible withdrawal of the UK

from the EU would have political, legal and

economic ramifications for both the UK

and the EU, although these are expected

to be more pronounced on the UK.

Upheavals in the financial markets may

affect general levels of economic activity,

employment and customer behaviour. As a

result, insurers may experience an elevated

incidence of claims, lapses, or surrenders

of policies, and some policyholders may

choose to defer or stop paying insurance

premiums. The demand for insurance

products may also be adversely affected.

In addition, there may be a higher

incidence of counterparty failures.

If sustained, this environment is likely to

have a negative impact on the insurance

sector over time and may consequently

have a negative impact on Prudential’s

business and its balance sheet and

profitability. For example, this could occur

if the recoverable value of intangible assets

for bancassurance agreements and

deferred acquisition costs are reduced.

New challenges related to market

fluctuations and general economic

conditions may continue to emerge.

For some non-unit-linked investment

products, in particular those written in

some of the Group’s Asian operations,

it may not be possible to hold assets which

will provide cash flows to match those

relating to policyholder liabilities. This is

particularly true in those countries where

bond markets are not developed and in

certain markets where regulated surrender

values are set with reference to the interest

rate environment prevailing at the time

of policy issue. This results in a mismatch

due to the duration and uncertainty of the

liability cash flows and the lack of sufficient

assets of a suitable duration. While this

residual asset/liability mismatch risk can be

managed, it cannot be eliminated. Where

interest rates in these markets remain lower

than those used to calculate surrender

values over a sustained period, this could

have a material adverse effect on

Prudential’s reported profit.

In the US, fluctuations in prevailing interest

rates can affect results from Jackson which

has a significant spread based business,

with the majority of its assets invested in

fixed income securities. In particular, fixed

annuities and stable value products written

by Jackson expose Prudential to the risk

that changes in interest rates, which are not

fully reflected in the interest rates credited

to customers, will reduce spread. The

spread is the difference between the rate

of return Jackson is able to earn on the

assets backing the policyholders’ liabilities

and the amounts that are credited to

policyholders in the form of benefit

increases, subject to minimum crediting

rates. Declines in spread from these

products or other spread businesses

that Jackson conducts, and increases in

surrender levels arising from interest rate

rises, could have a material impact on its

businesses or results of operations.

Jackson also writes a significant amount

of variable annuities that offer capital or

income protection guarantees. The value

of these guarantees is affected by market

factors (such as interest rates, equity

values, bond spreads and realised

volatility) and policyholder behaviour.

There could be market circumstances

where the derivatives that Jackson enters

into, to hedge its market risks, may not

fully cover its exposures under the

guarantees. The cost of the guarantees

that remain unhedged will also affect

Prudential’s results.

Jackson hedges the guarantees on its

variable annuity book on an economic basis

(with consideration of the local regulatory

position) and, thus, accepts variability in

its accounting results in the short term in

order to achieve the appropriate result on

these bases. In particular, for Prudential’s

Group IFRS reporting, the measurement

of the Jackson variable annuity guarantees

is typically less sensitive to market

movements than for the corresponding

hedging derivatives, which are held at

market value. However, depending on

the level of hedging conducted regarding

a particular risk type, certain market

movements can drive volatility in

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the economic or local regulatory

results that may be less significant under

IFRS reporting.

A significant part of the profit from

Prudential’s UK insurance operations

is related to bonuses for policyholders

declared on with-profits products, which

are broadly based on historical and current

rates of return on equity, real estate

and fixed income securities, as well

as Prudential’s expectations of future

investment returns. This profit could

be lower in a sustained low interest

rate environment.

Prudential is subject to the risk

of potential sovereign debt credit

deterioration owing to the amounts

of sovereign debt obligations held

in its investment portfolio

Prudential is subject to the risk of potential

sovereign debt credit deterioration on

the amounts of sovereign debt obligations

held in its investment portfolio.

Investing in sovereign debt creates

exposure to the direct or indirect

consequences of political, social or

economic changes (including changes in

governments, heads of states or monarchs)

in the countries in which the issuers are

located and the creditworthiness of the

sovereign. Investment in sovereign debt

obligations involves risks not present

in debt obligations of corporate issuers.

In addition, the issuer of the debt or the

governmental authorities that control the

repayment of the debt may be unable or

unwilling to repay principal or pay interest

when due in accordance with the terms of

such debt, and Prudential may have limited

recourse to compel payment in the event of

a default. A sovereign debtor’s willingness

or ability to repay principal and to pay

interest in a timely manner may be affected

by, among other factors, its cash flow

situation, its relations with its central bank,

the extent of its foreign currency reserves,

the availability of sufficient foreign

exchange on the date a payment is due,

the relative size of the debt service burden

to the economy as a whole, the sovereign

debtor’s policy toward local and

international lenders, and the political

constraints to which the sovereign debtor

may be subject.

Moreover, governments may use a variety

of techniques, such as intervention by their

central banks or imposition of regulatory

controls or taxes, to devalue their

currencies’ exchange rates, or may adopt

monetary and other policies (including to

manage their debt burdens) that have a

similar effect, all of which could adversely

impact the value of an investment in

sovereign debt even in the absence of

a technical default. Periods of economic

uncertainty may affect the volatility of

market prices of sovereign debt to a greater

extent than the volatility inherent in debt

obligations of other types of issuers.

In addition, if a sovereign default or other

such events described above were to

occur, other financial institutions may also

suffer losses or experience solvency or

other concerns, and Prudential might face

additional risks relating to any debt of such

financial institutions held in its investment

portfolio. There is also risk that public

perceptions about the stability and

creditworthiness of financial institutions

and the financial sector generally might

be affected, as might counterparty

relationships between financial institutions.

If a sovereign were to default on its

obligations, or adopt policies that devalue

or otherwise alter the currencies in which

its obligations are denominated this

could have a material adverse effect

on Prudential’s financial condition and

results of operations.

Prudential is subject to the risk of

exchange rate fluctuations owing

to the geographical diversity of

its businesses

Due to the geographical diversity of

Prudential’s businesses, Prudential is

subject to the risk of exchange rate

fluctuations. Prudential’s operations in the

US and Asia, which represent a significant

proportion of operating profit based on

longer-term investment returns and

shareholders’ funds, generally write

policies and invest in assets denominated

in local currencies. Although this practice

limits the effect of exchange rate

fluctuations on local operating results,

it can lead to significant fluctuations in

Prudential’s consolidated financial

statements upon the translation of results

into pounds sterling. This exposure is

not currently separately managed.

The currency exposure relating to the

translation of reported earnings could

impact on financial reporting ratios such

as dividend cover, which is calculated as

operating profit after tax on an IFRS basis,

divided by the dividends relating to the

reporting year. The impact of gains or

losses on currency translations is recorded

as a component of shareholders’ funds

within other comprehensive income.

Consequently, this could impact on

Prudential’s gearing ratios (defined as

debt over debt plus shareholders’ funds).

The Group’s surplus capital position for

regulatory reporting purposes may also be

affected by fluctuations in exchange rates

with possible consequences for the degree

of flexibility the Prudential has in managing

its business.

Prudential conducts its businesses

subject to regulation and associated

regulatory risks, including the effects

of changes in the laws, regulations,

policies and interpretations and any

accounting standards in the markets

in which it operates

Changes in government policy and

legislation (including in relation to tax and

capital controls), regulation or regulatory

interpretation applying to companies in the

financial services and insurance industries

in any of the markets in which Prudential

operates, which in some circumstances

may be applied retrospectively, may

adversely affect Prudential’s product

range, distribution channels,

competitiveness, profitability, capital

requirements and, consequently, reported

results and financing requirements.

Also, regulators in jurisdictions in which

Prudential operates may change the level

of capital required to be held by individual

businesses or could introduce possible

changes in the regulatory framework for

pension arrangements and policies, the

regulation of selling practices and solvency

requirements. In addition, there could be

changes to the maximum level of nondomestic

ownership by foreign companies

in certain jurisdictions. Furthermore, as a

result of interventions by governments in

response to recent financial and global

economic conditions, it is widely expected

that there will continue to be a substantial

increase in government regulation and

supervision of the financial services

industry, including the possibility of higher

capital requirements, restrictions on

certain types of transactions and enhanced

supervisory powers.

The European Union’s Solvency II Directive

came into effect on 1 January 2016. This

measure of regulatory capital is more

volatile than under the previous Solvency I

regime and regulatory policy may evolve

under the new regime. The European

Commission will review elements of the

Solvency II legislation from 2016 onwards

including a review of the Long Term

Guarantee measures by 1 January 2021.

Currently there are also a number of other

global regulatory developments which

could impact the way in which Prudential

is supervised in its many jurisdictions.

These include the Dodd-Frank Wall Street

Reform and Consumer Protection Act

(Dodd-Frank Act) in the US, the work of

the Financial Stability Board (FSB) on

Global Systemically Important Insurers

(G-SIIs) and the Common Framework for

the Supervision of Internationally Active

Insurance Groups (ComFrame) being

developed by the International Association

of Insurance Supervisors (IAIS).

Prudential plc Annual Report 2015 www.360 prudential.co.uk

Risk factors continued

The Dodd-Frank Act represents a

comprehensive overhaul of the financial

services industry within the US that, among

other reforms to financial services entities,

products and markets, may subject financial

institutions designated as systemically

important to heightened prudential and

other requirements intended to prevent

or mitigate the impact of future disruptions

in the US financial system. The full impact

of the Dodd-Frank Act on Prudential’s

businesses is not currently clear, as many

of its provisions are primarily focused on

the banking industry, have a delayed

effectiveness and/or require rulemaking

or other actions by various US regulators

over the coming years.

The IAIS has various initiatives which are

detailed in this section. On 18 July 2013,

it published a methodology for identifying

G-SIIs, and a set of policy measures that

will apply to them, which the FSB endorsed.

Groups designated as a G-SII are subject

to additional regulatory requirements,

including enhanced group-wide

supervision, effective resolution planning,

development of a Systemic Risk

Management Plan, a Recovery Plan and

a Liquidity Risk Management Plan.

Prudential’s designation as a G-SII was

reaffirmed on 3 November 2015.

Prudential is monitoring the development

and potential impact of the policy measures

and is continuing to engage with the PRA

on the implications of the policy measures

and Prudential’s designation as a G-SII.

The G-SII regime also introduces two types

of capital requirements. The first, a Basic

Capital Requirement (BCR), is designed

to act as a minimum group capital

requirement and the second, a Higher Loss

Absorption (HLA) requirement reflects

the drivers of the assessment of G-SII

designation. The IAIS intends for these

requirements to take effect from January

2019, but G-SIIs will be expected to

privately report to their group-wide

supervisors in the interim.

The IAIS is also developing ComFrame

which is focused on the supervision of

large and complex Internationally Active

Insurance Groups (IAIGs). ComFrame will

establish a set of common principles and

standards designed to assist regulators in

addressing risks that arise from insurance

groups with operations in multiple

jurisdictions. As part of this, work is

under way to develop a global Insurance

Capital Standard (ICS) that would apply

to IAIGs. Once the development of the

ICS has been concluded, it is intended to

replace the BCR as the minimum group

capital requirement for G-SIIs. Further

consultations on the ICS are expected

over the coming years, and a version of

the ICS is expected to be adopted as part

of ComFrame in late 2019.

Various jurisdictions in which Prudential

operates have created investor

compensation schemes that require

mandatory contributions from market

participants in some instances in the event

of a failure of a market participant. As a

major participant in the majority of its

chosen markets, circumstances could

arise where Prudential, along with other

companies, may be required to make

such contributions.

The Group’s accounts are prepared in

accordance with current International

Financial Reporting Standards (IFRS)

applicable to the insurance industry.

The International Accounting Standards

Board (IASB) introduced a framework that

it described as Phase I, which permitted

insurers to continue to use the statutory

basis of accounting for insurance assets and

liabilities that existed in their jurisdictions

prior to January 2005. In July 2010, the IASB

published its first Exposure Draft for its

Phase II on insurance accounting, which

would introduce significant changes to the

statutory reporting of insurance entities

that prepare accounts according to IFRS.

A revised Exposure Draft was issued in June

2013. The IASB is currently redeliberating

the Exposure Draft proposals in light of

comments by the insurance industry and

other respondents. The timing of the final

proposals taking effect is uncertain but not

expected to be before 2020.

Any changes or modification of IFRS

accounting policies may require a change

in the future results or a retrospective

adjustment of reported results.

The resolution of several issues

affecting the financial services

industry could have a negative

impact on Prudential’s reported

results or on its relations with current

and potential customers

Prudential is, and in the future may be,

subject to legal and regulatory actions in

the ordinary course of its business, both in

the UK and internationally. These actions

could involve a review of types of business

sold in the past under acceptable market

practices at the time, such as the

requirement in the UK to provide redress

to certain past purchasers of pension and

mortgage endowment policies, changes

to the tax regime affecting products, and

regulatory reviews on products sold and

industry practices, including, in the latter

case, lines of business it has closed.

Regulators’ interest may include the

approach that product providers use

to select third party distributors and to

monitor the appropriateness of sales made

by them. In some cases, product providers

can be held responsible for the deficiencies

of third-party distributors.

In the US, there has been significant

attention on the different regulatory

standards applied to investment advice

delivered to retail customers by different

sectors of the industry. As a result of

reports relating to perceptions of industry

abuses, there have been numerous

regulatory inquiries and proposals for

legislative and regulatory reforms. This

includes focus on the suitability of sales of

certain products, alternative investments

and the widening of the circumstances

under which a person or entity providing

investment advice with respect to certain

employee benefit and pension plans would

be considered a fiduciary which would

subject the person or entity to certain

regulatory requirements. There is a risk

that new regulations introduced may have

a material adverse effect on the sales of the

products by Prudential and increase

Prudential’s exposure to legal risks.

In Asia, regulatory regimes are developing

at different speeds, driven by a combination

of global factors and local considerations.

New requirements could be introduced

in these and other regulatory regimes

that challenge current practices, or could

retrospectively be applied to sales made

prior to their introduction, which could

have a negative impact on Prudential’s

business or reported results.

Litigation, disputes and regulatory

investigations may adversely affect

Prudential’s profitability and

financial condition

Prudential is, and may be in the future,

subject to legal actions, disputes and

regulatory investigations in various

contexts, including in the ordinary course

of its insurance, investment management

and other business operations. These legal

actions, disputes and investigations may

relate to aspects of Prudential’s businesses

and operations that are specific to

Prudential, or that are common to

companies that operate in Prudential’s

markets. Legal actions and disputes may

arise under contracts, regulations (including

tax) or from a course of conduct taken by

Prudential, and may be class actions.

Although Prudential believes that it has

adequately provided in all material aspects

for the costs of litigation and regulatory

matters, no assurance can be provided that

such provisions are sufficient. Given the

large or indeterminate amounts of damages

sometimes sought, other sanctions that

might be applicable and the inherent

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www.prudential.co.uk Annual Report 2015 Prudential plc 361

unpredictability of litigation and disputes,

it is possible that an adverse outcome could,

from time to time, have an adverse effect on

Prudential’s reputation, results of operations

or cash flows.

Prudential’s businesses are

conducted in highly competitive

environments with developing

demographic trends and continued

profitability depends upon

management’s ability to respond

to these pressures and trends

The markets for financial services in the

UK, US and Asia are highly competitive,

with several factors affecting Prudential’s

ability to sell its products and continued

profitability, including price and yields

offered, financial strength and ratings,

range of product lines and product quality,

brand strength and name recognition,

investment management performance,

historical bonus levels, developing

demographic trends and customer appetite

for certain savings products. In some of its

markets, Prudential faces competitors that

are larger, have greater financial resources

or a greater market share, offer a broader

range of products or have higher bonus

rates. Further, heightened competition for

talented and skilled employees and agents

with local experience, particularly in Asia,

may limit Prudential’s potential to grow

its business as quickly as planned.

In Asia, the Group’s principal competitors

in the region are international financial

companies, including global life insurers

such as Allianz, AXA, AIA and Manulife,

and multinational asset managers such

as J.P. Morgan Asset Management,

Schroders, HSBC Global Asset

Management and Franklin Templeton.

In a number of markets, local companies

have a very significant market presence.

Within the UK, Prudential’s principal

competitors include many of the major

retail financial services companies and

fund management companies including,

in particular, Aviva, Legal & General, Lloyds

Banking Group, Standard Life, Schroders,

Invesco Perpetual and Fidelity.

Jackson’s competitors in the US include

major stock and mutual insurance

companies, mutual fund organisations,

banks and other financial services

companies such as AIG, AXA Financial

Inc., Allianz, Prudential Financial, Lincoln

National, MetLife and Aegon.

Prudential believes competition will

intensify across all regions in response

to consumer demand, technological

advances, the impact of consolidation,

regulatory actions and other factors.

Prudential’s ability to generate an

appropriate return depends significantly

upon its capacity to anticipate and respond

appropriately to these competitive

pressures.

Downgrades in Prudential’s financial

strength and credit ratings could

significantly impact its competitive

position and damage its relationships

with creditors or trading

counterparties

Prudential’s financial strength and credit

ratings, which are used by the market to

measure its ability to meet policyholder

obligations, are an important factor

affecting public confidence in

Prudential’s products, and as a result

its competitiveness. Downgrades in

Prudential’s ratings, as a result of, for

example, decreased profitability, increased

costs, increased indebtedness or other

concerns, could have an adverse effect on

its ability to market products; retain current

policyholders; and on the Group’s financial

flexibility. In addition, the interest rates

Prudential pays on its borrowings are

affected by its credit ratings, which are

in place to measure the Group’s ability

to meet its contractual obligations.

Prudential plc’s long-term senior debt is

rated as A2 by Moody’s, A+ by Standard &

Poor’s and A by Fitch. These ratings are all

on a stable outlook.

Prudential plc’s short-term debt is rated as

P-1 by Moody’s, A-1 by Standard & Poor’s

and F1 by Fitch.

The Prudential Assurance Company

Limited’s financial strength is rated Aa3

by Moody’s, AA by Standard & Poor’s

and AA by Fitch. These ratings are all

on a stable outlook.

Jackson’s financial strength is rated AA

by Standard & Poor’s and Fitch, A1 by

Moody’s, and A+ by AM Best. These

ratings have a stable outlook.

Prudential Assurance Co. Singapore

(Pte) Ltd’s financial strength is rated AA

by Standard & Poor’s. This rating is on

a stable outlook.

In addition, changes in methodologies and

criteria used by rating agencies could result

in downgrades that do not reflect changes

in the general economic conditions or

Prudential’s financial condition.

Adverse experience in the

operational risks inherent in

Prudential’s business could disrupt

its business functions and have

a negative impact on its results

of operations

Operational risks are present in all of

Prudential’s businesses, including the risk

of direct or indirect loss resulting from

inadequate or failed internal and external

processes, systems and human error or

from external events. Prudential’s business

is dependent on processing a large number

of transactions across numerous and

diverse products, and is subject to a

number of different legal and regulatory

regimes. Further, because of the long-term

nature of much of the Group’s business,

accurate records have to be maintained

for significant periods.

These factors, among others, result

in significant reliance on and require

significant investment in information

technology (IT), compliance and other

operational systems, personnel and

processes. In addition, Prudential

outsources several operations, including

a significant part of its UK back office and

customer facing functions as well as a

number of IT functions, resulting in

reliance upon the operational processing

performance of its outsourcing partners.

Although Prudential’s IT, compliance and

other operational systems and processes

incorporate controls designed to manage

and mitigate the operational risks

associated with its activities, there can be

no assurance that such controls will always

be effective. Due to human error among

other reasons, operational incidents do

happen periodically and no system or

process can entirely prevent them although

there have not been any material such

events to date. Prudential’s legacy and

other IT systems and processes, as with

operational systems and processes

generally, may be susceptible to failure

or breaches.

Such events could, among other things,

harm Prudential’s ability to perform

necessary business functions, result in

the loss of confidential or proprietary data

(exposing it to potential legal claims and

regulatory sanctions) and damage its

reputation and relationships with its

business partners and customers. Similarly,

any weakness in administration systems

(such as those relating to policyholder

records or meeting regulatory

requirements) or actuarial reserving

processes could have a material adverse

effect on its results of operations during

the effective period.

Attempts by third parties to disrupt

Prudential’s IT systems could result

in loss of trust from Prudential’s

customers, reputational damage

and financial loss

Being part of the financial services sector,

Prudential and its business partners are

increasingly exposed to the risk that

third parties may attempt to disrupt the

Prudential plc Annual Report 2015 www.362 prudential.co.uk

Risk factors continued

availability, confidentiality and integrity

of its IT systems, which could result in

disruption to the key operations, make it

difficult to recover critical services, damage

assets and compromise data (both

corporate or customer). This could result

in loss of trust from Prudential’s customers,

reputational damage and financial loss.

The cyber-security threat continues to

evolve globally in sophistication and

potential significance. As a result of

Prudential’s increasing market profile, the

growing interest by customers to interact

with their insurance provider and asset

manager through the internet and social

media, improved brand awareness and the

classification of Prudential as a G-SII, there

is an increased likelihood of Prudential

being considered a target by cyber

criminals. Prudential has not identified a

failure or breach which has had a material

impact in relation to its legacy and other IT

systems and processes to date. However,

it has been, and likely will continue to be,

subject to computer viruses, attempts at

unauthorised access and cyber-security

attacks such as ‘denial of service’ attacks

(which, for example, can cause temporary

disruption to websites and IT networks),

phishing and disruptive software

campaigns.

Prudential is continually enhancing its IT

environment to remain secure against

emerging threats, together with increasing

its ability to detect system compromise and

recover should such an incident occur.

However, there can be no assurance that

such events will not take place with adverse

consequential effects on Prudential’s

business and financial position.

Adverse experience relative to

the assumptions used in pricing

products and reporting business

results could significantly affect

Prudential’s results of operations

In common with other life insurers, the

profitability of the Group’s businesses

depends on a mix of factors including

mortality and morbidity levels and trends,

policy surrenders and take-up rates on

guarantee features of products, investment

performance and impairments, unit cost

of administration and new business

acquisition expenses.

Prudential needs to make assumptions

about a number of factors in determining

the pricing of its products, for setting

reserves, and for reporting its capital levels

and the results of its long-term business

operations. For example, the assumption

that Prudential makes about future

expected levels of mortality is particularly

relevant for its UK annuity business, where

payments are guaranteed for at least as

long as the policyholder is alive. Prudential

conducts rigorous research into longevity

risk, using industry data as well as its own

substantial annuitant experience. As part

of its pension annuity pricing and reserving

policy, Prudential’s UK business assumes

that current rates of mortality continuously

improve over time at levels based on

adjusted data and informed by models

from the Continuous Mortality

Investigation (CMI) as published by

the Institute and Faculty of Actuaries.

Assumptions about future expected levels

of mortality are also of relevance to the

Guaranteed Minimum Withdrawal Benefit

(GMWB) of Jackson’s variable annuity

business. If mortality improvement rates

significantly exceed the improvement

assumed, Prudential’s results of operations

could be adversely affected.

A further factor is the assumption that

Prudential makes about future expected

levels of the rates of early termination of

products by its customers (known as

persistency). This is particularly relevant

to its lines of business other than its UK

annuity business, especially Jackson’s

portfolio of traditional and variable

annuities. Prudential’s persistency

assumptions reflect recent past experience

for each relevant line of business. Any

expected change in future persistency is

also reflected in the assumption. If actual

levels of future persistency are significantly

different from assumed, the Group’s

results of operations could be adversely

affected. Furthermore, Jackson’s variable

annuity products are sensitive to other

types of policyholder behaviour, such as

the take-up of its GMWB product features.

Another example is the impact of

epidemics and other effects that give rise

to a large number of deaths or additional

sickness claims. Significant influenza

epidemics have occurred a number of

times over the past century but the

likelihood, timing or the severity of future

epidemics cannot be predicted. The

effectiveness of external parties, including

governmental and non-governmental

organisations, in combating the spread

and severity of any epidemics could

have a material impact on the Group’s

loss experience.

As a holding company, Prudential

is dependent upon its subsidiaries

to cover operating expenses and

dividend payments

The Group’s insurance and investment

management operations are generally

conducted through direct and indirect

subsidiaries.

As a holding company, Prudential’s

principal sources of funds are remittances

from subsidiaries, shareholder-backed

funds, the shareholder transfer from

long-term funds and any amounts that may

be raised through the issuance of equity,

debt and commercial paper.

Certain of Prudential’s subsidiaries

are restricted by applicable insurance,

foreign exchange and tax laws, rules

and regulations that can limit remittances.

In some circumstances, this could limit

Prudential’s ability to pay dividends to

shareholders or to make available funds

held in certain subsidiaries to cover

operating expenses of other members

of the Group.

Prudential operates in a number of

markets through joint ventures and

other arrangements with third

parties (including in China and

India), involving certain risks that

Prudential does not face with respect

to its consolidated subsidiaries

Prudential operates, and in certain markets

is required by local regulation to operate,

through joint ventures (including in China

and India). For the Group’s joint venture

operations, management control is

exercised jointly with the venture

participants. The level of control

exercisable by the Group depends on the

terms of the joint venture agreements, in

particular, the allocation of control among,

and continued co-operation between, the

joint venture participants. Prudential may

face financial, reputational and other

exposure (including regulatory censure)

in the event that any of its joint venture

partners fails to meet its obligations under

the joint venture, encounters financial

difficulty or fails to comply with local or

international regulation and standards

such as those pertaining to the prevention

of financial crime. In addition, a significant

proportion of the Group’s product

distribution is carried out through

arrangements with third parties not

controlled by Prudential and is dependent

upon continuation of these relationships.

A temporary or permanent disruption to

these distribution arrangements, such as

through significant deterioration in the

reputation, financial position or other

circumstances of the third party or material

failure in controls (such as those pertaining

to the prevention of financial crime) could

adversely affect the results of operations

of Prudential.

Prudential’s Articles of Association

contain an exclusive jurisdiction

provision

Under Prudential’s Articles of Association,

certain legal proceedings may only be

brought in the courts of England and Wales.

This applies to legal proceedings by a

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remuneration report 05 Financial statements 06 European Embedded Value

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www.prudential.co.uk Annual Report 2015 Prudential plc 363

shareholder (in its capacity as such) against

Prudential and/or its directors and/or its

professional service providers. It also applies

to legal proceedings between Prudential

and its directors and/or Prudential and

Prudential’s professional service providers

that arise in connection with legal

proceedings between the shareholder

and such professional service provider.

This provision could make it difficult for US

and other non-UK shareholders to enforce

their shareholder rights.

Changes in tax legislation may

result in adverse tax consequences

Tax rules, including those relating to the

insurance industry, and their interpretation

may change, possibly with retrospective

effect, in any of the jurisdictions in which

Prudential operates. Significant tax

disputes with tax authorities, and any

change in the tax status of any member

of the Group or in taxation legislation or

its scope or interpretation could affect

Prudential’s financial condition and results

of operations.

Prudential plc Annual Report 2015 www.364 prudential.co.uk

AER

Actual Exchange Rates are actual historical

exchange rates for the specific accounting

period, being the average rates over the

period for the income statement and the

closing rates for the balance sheet at the

balance sheet date.

Annual premium equivalent or APE

A measure of new business activity that is

calculated as the sum of annualised regular

premiums from new business plus

10 per cent of single premiums on new

business written during the period.

Asset backed security

A security whose value and income

payments are derived from and

collateralised (or ‘backed’) by a specified

pool of underlying assets. The pool of

assets is typically a group of small and

illiquid assets that are unable to be

sold individually.

Available for sale (AFS)

Securities that have been acquired neither

for short-term sale nor to be held to

maturity. AFS securities are measured at

fair value on the statement of financial

position with unrealised gains and losses

being booked in Other Comprehensive

Income instead of the income statement.

Back book of business

The insurance policies sold in past periods

that are still in force and hence are still

recorded on the insurer’s balance sheet.

Bonuses

Bonuses refer to the non-guaranteed

benefit added to participating life insurance

policies and are the way in which

policyholders receive their share of the

profits of the policies. There are normally

two types of bonuses:

——Regular bonus – expected to be added

every year during the term of the policy.

It is not guaranteed that a regular bonus

will be added each year, but once it is

added, it cannot be reversed, also known

as annual or reversionary bonus; and

——Final bonus – an additional bonus

expected to be paid when policyholders

take money from the policies. If

investment return has been low over

the lifetime of the policy, a final bonus

may not be paid. Final bonuses may

vary and are not guaranteed.

Bulk annuity

A bulk annuity, sometimes referred to

as a bulk purchase annuity, is a contract

between a defined benefit pension scheme

and an insurance company, whereby an

insurance company insures some or all

of the liabilities of the pension scheme.

Cash surrender value

The amount of cash available to a

policyholder on the surrender of or

withdrawal from a life insurance policy

or annuity contract.

CER

Constant Exchange Rates – Prudential plc

reports its results at both actual exchange

rates (AER) to reflect actual results and

also constant exchange rates (CER)

so as to eliminate the impact from exchange

translation. CER results are calculated by

translating prior period results using

current period foreign currency exchange

rates, ie, current period average rates for

the income statements and current period

closing rate for the balance sheet.

Closed-book life insurance business

A ‘closed book’ is essentially a group of

insurance policies that are no longer sold,

but are still featured on the books of a life

insurer as a premium-paying policy. The

insurance company has ‘closed the books’

on new sales of these products which will

remain in run-off until the policies expire

and all claims are settled.

Core structural borrowings

Borrowings which Prudential considers to

form part of its core capital structure and

exclude operational borrowings.

Credit risk

The risk of loss if another party fails

to meet its obligations, or fails to do so

in a timely fashion.

Currency risk

The risk that asset or liability values, cash

flows, income or expenses will be affected

by changes in exchange rates. Also

referred to as foreign exchange risk.

Deferred acquisition costs or DAC

Acquisition costs are expenses of an

insurer which are incurred in connection

with the acquisition of new insurance

contracts or the renewal of existing

insurance policies. They include

commissions and other variable sales

inducements and the direct costs of issuing

the policy, such as underwriting and other

policy issue expenses. Typically, under

IFRS, an element of acquisition costs are

deferred ie not expensed in the year

incurred, and instead amortised in the

income statement in line with the

emergence of surpluses on the

related contracts.

Deferred annuities

Annuities or pensions due to be paid from

a future date or when the policyholder

reaches a specified age.

Discretionary participation features

or DPF

A contractual right to receive, as a

supplement to guaranteed benefits,

additional benefits:

——That are likely to be a significant portion

of the total contractual benefits;

——Whose amount or timing is

contractually at the discretion of the

issuer; and

——That are contractually based on asset,

fund, company or other entity

performance.

Dividend cover

Dividend cover is calculated as operating

profit after tax on an IFRS basis, divided by

the current period interim dividend plus

the proposed second interim dividend.

Endowment product

An ordinary individual life insurance

product that provides the insured party

with various guaranteed benefits if it

survives specific maturity dates or periods

stated in the policy. Upon the death of the

insured party within the coverage period,

a designated beneficiary receives the face

value of the policy.

European Embedded Value or EEV

Financial results that are prepared on

a supplementary basis to the Group’s

consolidated IFRS results and which are

prepared in accordance with a set of

Principles issued by the Chief Financial

Officers Forum of European Insurance

Companies in May 2004 and expanded

by the Additional Guidance of EEV

Disclosures published in October 2005.

The principles are designed to capture the

value of the new business sold in the period

and of the business in force.

Fixed annuities

Fixed annuity contracts written in the US

which allow for tax-deferred accumulation

of funds, are used for asset accumulation

in retirement planning and for providing

income in retirement and offer flexible

pay-out options. The contract holder pays

the insurer a premium, which is credited to

the contract holders’ account. Periodically,

interest is credited to the contract holders’

account and administrative charges are

deducted, as appropriate.

Fixed indexed annuities

These are similar to fixed annuities in that

the contract holder pays the insurer a

premium, which is credited to the contract

holder’s account and, periodically, interest

is credited to the contract holder’s account

and administrative charges are deducted,

as appropriate. An annual minimum

interest rate may be guaranteed, although

Glossary

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 365

actual interest credited may be higher and

is linked to an equity index over its indexed

option period.

Funds under management

These comprise funds of the Group held

in the statement of financial position and

external funds that are managed by

Prudential asset management operations.

Group free surplus

Group free surplus at the end of the period

comprises free surplus for the insurance

businesses, representing the excess of the

net worth over the required capital included

in the EEV results, and IFRS net assets for

the asset management businesses excluding

goodwill. The free surplus generated

during the period comprises the movement

in this balance excluding foreign exchange,

capital, and other reserve movements.

Specifically, it includes amounts maturing

from the in-force operations during the

period less the investment in new business,

the effect of market movements and other

one-off items.

Guaranteed annuities

Policies that pay out a fixed amount

of benefit for a defined period.

Guaranteed investment contract

(GIC) (US)

An investment contract between an

insurance company and an institutional

investor, which provides a stated rate of

return on deposits over a specified period

of time. They typically provide for partial or

total withdrawals at book value if needed

for certain liquidity needs of the plan.

Guaranteed minimum accumulation

benefit (GMAB) (US)

A guarantee that ensures that the contract

value of a variable annuity contract will be

at least equal to a certain minimum amount

after a specified number of years.

Guaranteed minimum death benefit

(GMDB) (US)

The basic death benefit offered under

variable annuity contracts, which specifies

that if the owner dies before annuity

income payments begin, the beneficiary

will receive a payment equal to the greater

of the contract value or purchase payments

less withdrawals.

Guaranteed minimum income

benefit (GMIB) (US)

A guarantee that ensures, under certain

conditions, that the owner may annuitise

the variable annuity contract based on the

greater of (a) the actual account value or (b)

a pay-out base equal to premiums credited

with some interest rate, or the maximum

anniversary value of the account prior

to annuitisation.

Guaranteed minimum withdrawal

benefit (GMWB) (US)

A guarantee in a variable annuity that

promises that the owner may make annual

withdrawals of a defined amount for the life

of the owner or until the total guaranteed

amount is recovered, regardless of market

performance or the actual account balance.

Health and protection

These comprise health and personal

accident insurance products, which

provide morbidity or sickness benefits and

include health, disability, critical illness and

accident coverage. Health and protection

products are sold both as standalone

policies and as riders that can be attached

to life insurance products. Health and

protection riders are presented together

with ordinary individual life insurance

products for purposes of disclosure of

financial information.

Immediate annuity

An annuity in which payments to the

annuitant or beneficiary start at once

upon establishment of the annuity plan

or scheme. Such annuities are almost

always purchased with a single

(lump sum) payment.

In-force

An insurance policy or contract reflected

on records that has not expired, matured or

otherwise been surrendered or terminated.

Inherited estate

For life insurance proprietary companies,

surplus capital available on top of what is

necessary to cover policyholders

reasonable expectations. An inherited

(orphan) estate is effectively surplus capital

on a realistic basis built over time and not

allocated to policyholders or shareholders.

Internal rate of return (IRR)

The IRR is equivalent to the discount rate

at which the present EEV value of the

post-tax cash flows expected to be earned

over the life time of the business written

in shareholder-backed life funds is equal

to the total invested capital to support

the writing of the business. The capital

included in the calculation of the IRR

is equal to the amount required to pay

acquisition costs and set up reserves less

premiums received, plus encumbered

capital. The impact of the time value

of options and guarantees is included

in the calculation.

Internal vesting

Internal vestings are proceeds from a

Prudential policy which the policyholder

has decided to reinvest in a Prudential

annuity product.

International Financial Reporting

Standards (IFRS)

Accounting standards that all publicly listed

groups in the European Union are required

to apply in preparing consolidated financial

statements.

Investment grade

Investments rated BBB- or above for S&P,

Baa3 or above for Moody’s. Generally they

are bonds that are judged by the rating

agency as likely enough to meet payment

obligations that banks are allowed to invest

in them.

Investment-linked products or

contracts

Insurance products where the surrender

value of the policy is linked to the value of

underlying investments (such as collective

investment schemes, internal investment

pools or other property) or fluctuations in

the value of underlying investment or indices.

Investment risk associated with the product

is usually borne by the policyholder.

Insurance coverage, investment and

administration services are provided for

which the charges are deducted from the

investment fund assets. Benefits payable will

depend on the price of the units prevailing

at the time of surrender, death or the maturity

of the product, subject to surrender charges.

These are also referred to as unit-linked

products or unit-linked contracts.

Liquidity coverage ratio

Prudential calculates this as assets and

resources available to us that are readily

convertible to cash to cover corporate

obligations in a prescribed stress scenario.

We calculate this ratio over a range of time

horizons extending to 12 months.

Liquidity premium

This comprises the premium that is

required to compensate for the lower

liquidity of corporate bonds relative

to swaps and the mark to market risk

premium that is required to compensate

for the potential volatility in corporate

bond spreads (and hence market values)

at the time of sale.

Market value reduction (MVR)

A reduction applied to the payment on

with-profits bonds when policyholders

surrender in adverse market conditions.

Money Market Fund (MMF)

An MMF is an open-ended mutual fund

that invests in short-term debt securities

such as US treasury bills and commercial

paper. The purpose of an MMF is to

provide investors with a safe place to

invest easily accessible cash-equivalent

assets characterised as a low-risk,

low-return investment.

Prudential plc Annual Report 2015 www.366 prudential.co.uk

Mortality rate

Rate of death, varying by such parameters

as age, gender and health, used in pricing

and computing liabilities for future

policyholders of life and annuity products,

which contain mortality risks.

Net premiums

Life insurance premiums, net of reinsurance

ceded to third-party reinsurers.

Net worth

Net assets for EEV reporting purposes

that reflect the regulatory basis position,

sometimes with adjustments to achieve

consistency with the IFRS treatment of

certain items.

New business margin

The value of new business on an EEV basis

expressed as a percentage of the present

value of new business premiums expected

to be received from the new business.

New business profit

The profits, calculated in accordance with

European Embedded Value Principles,

from business sold in the financial reporting

period under consideration.

Non-participating business

A life insurance policy where the

policyholder is not entitled to a share of the

company’s profits and surplus, but receives

certain guaranteed benefits. Also known

as non-profit in the UK. Examples include

pure risk policies (eg fixed annuities, term

insurance, critical illness) and unit-linked

insurance contracts.

OIEC Open ended investment

company

A collective investment fund structured

as a limited company in which investors

can buy and sell shares.

Operational borrowings

Borrowings which arise in the normal

course of the business.

Participating funds

Distinct portfolios where the policyholders

have a contractual right to receive at the

discretion of the insurer additional benefits

based on factors such as the performance

of a pool of assets held within the fund, as

a supplement to any guaranteed benefits.

The insurer may either have discretion

as to the timing of the allocation of those

benefits to participating policyholders or

may have discretion as to the timing and

the amount of the additional benefits. For

Prudential the most significant participating

funds are with-profits funds for business

written in the UK, Hong Kong, Malaysia

and Singapore.

Participating policies or

participating business

Contracts of insurance where the

policyholders have a contractual right

to receive, at the discretion of the insurer,

additional benefits based on factors

such as investment performance, as a

supplement to any guaranteed benefits.

This is also referred to as with-profits

business.

Payback period

Payback period is the time in which the

initial ‘cash’ outflow of investment is

expected to be recovered from the ‘cash’

inflows generated by the investment. We

measure cash outflow by our investment

of free surplus in new business sales. The

payback period equals the time taken for

this business to generate free surplus to

cover this investment. Payback periods

are measured on an undiscounted basis.

Present value of new business

premiums or PVNBP

The present value of new business

premiums is calculated as equalling

single premiums plus the present value

of expected premiums of new regular

premium business, allowing for lapses and

other assumptions made in determining

the EEV new business contribution.

Prudential Regulation Authority

or PRA

The PRA is a UK regulatory body

responsible for Prudential regulation and

supervision of banks, building societies,

credit unions, insurers and major

investment firms.

Regular premium product

A life insurance product with regular

periodic premium payments.

Rider

A supplemental plan that can be attached

to a basic insurance policy, with payment

of additional premium.

Risk margin reserve (RMR) charge

An RMR is included within operating profit

based on longer-term investment returns

and represents a charge for long-term

expected defaults of debt securities,

determined by reference to the credit

quality of the portfolio.

Scottish Amicable Insurance Fund

(SAIF)

SAIF is a ring-fenced sub-fund of the

Prudential Assurance Company’s

long-term fund following the acquisition

of the mutually owned Scottish Amicable

Life Assurance Society in 1997. The fund

is solely for the benefit of policyholders of

SAIF. Shareholders of Prudential plc have

no interest in the profits of this fund

although they are entitled to asset

management fees on this business.

Separate account

A separate account is a pool of investments

held by an insurance company not in

or ‘separate’ from its general account.

They generally accrue to the policyholder.

A separate account allows an investor to

choose an investment category according

to his individual risk tolerance, and desire

for performance.

Single premiums

Single premium policies of insurance are

those that require only a single lump sum

payment from the policyholder.

Stochastic techniques

Stochastic techniques incorporate results

from repeated simulations using key

financial parameters which are subject

to random variations and are projected

into the future.

Subordinated debt

A fixed interest issue or debt that ranks

below other debt in order of priority for

repayment if the issuer is liquidated.

Holders are compensated for the added

risk through higher rates of interest.

Under EU insurance regulation,

subordinated debt is not treated as a

liability and counts towards the coverage

of the required minimum margin of

solvency, with limitations.

Surrender

The termination of a life insurance policy

or annuity contract at the request of the

policyholder after which the policyholder

receives the cash surrender value, if any,

of the contract.

Surrender charge or surrender fee

The fee charged to a policyholder when

a life insurance policy or annuity contract

is surrendered for its cash surrender

value prior to the end of the surrender

charge period.

Takaful

Insurance that is compliant with

Islamic principles.

Time value of options and guarantees

The value of financial options and

guarantees comprises two parts, the

intrinsic value and the time value. The

intrinsic value is given by a deterministic

valuation on best estimate assumptions.

The time value is the additional value

arising from the variability of economic

outcomes in the future.

Glossary continued

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 367

Total shareholder return (TSR)

TSR represents the growth in the value

of a share plus the value of dividends

paid, assuming that the dividends are

reinvested in the Company’s shares on

the ex-dividend date.

Unallocated surplus

Unallocated surplus is recorded wholly as a

liability and represents the excess of assets

over policyholder liabilities for Prudential’s

with-profits funds. The balance retained

in the unallocated surplus represents

cumulative income arising on the withprofits

business that has not been allocated

to policyholders or shareholders.

Unit-linked products or unit-linked

contracts

See ‘investment-linked products

or contracts’ above.

Universal life

An insurance product where the customer

pays flexible premiums, subject to specified

limits, which are accumulated in an account

and are credited with interest (at a rate

either set by the insurer or reflecting

returns on a pool of matching assets).

The customer may vary the death benefit

and the contract may permit the customer

to withdraw the account balance, typically

subject to a surrender charge.

Variable annuity (VA) (US)

An annuity whose value is determined by

the performance of underlying investment

options that frequently includes securities.

A variable annuity’s value is not guaranteed

and will fluctuate, depending on the value

of its underlying investments. The holder

of a variable annuity assumes the

investment risk and the funds backing a

variable annuity are held in the insurance

company’s separate account. VAs are

similar to unit-linked annuities in the UK.

Whole of life

A type of life insurance policy that provides

lifetime protection; premiums must usually

be paid for life. The sum assured is paid out

whenever death occurs. Commonly used

for estate planning purposes.

With-profits funds

See ‘participating funds’ above.

Yield

A measure of the income received from

an investment compared to the price paid

for the investment. Normally expressed

as a percentage.

Shareholder information

Communication with shareholders

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar: www.prudential.co.uk

Annual General Meeting

The 2016 Annual General Meeting will be held in the Churchill Auditorium at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19 May 2016 at 11.00am.

Prudential will continue its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, will be displayed at the meeting and subsequently published on the Company's website.

Details of the 2015 Annual General Meeting, including the major items discussed at the meeting and the results of the voting, can be found on the Company's website.

In accordance with relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the Directors to hold a general meeting. Written shareholder requests should be addressed to the Group Company Secretary at the registered office.

Documents on display

The terms and conditions of all Directors' appointments are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association. Any change to the Articles of Association must be approved by special resolution of the shareholders. There were no changes to the constitutional documents during 2015. The Memorandum and Articles of Association are available on the Company's website.

Share capital

Issued share capital

The issued share capital as at 31 December 2015 consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Further information can be found in note C10 on page 261.

	Issued share capital	Number of accounts on the register
2015	2,572,454,958	56,276
2014	2,567,779,950	55,760

Prudential also maintains secondary listings on the Singapore Stock Exchange; and the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register.

Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

A number of dividend waivers are in place and these relate to shares issued but not allocated under the Group's employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles of Association. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution.

Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 8 March 2016, Trustees held 0.45 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various schemes are set out in the Directors' remuneration report on pages 101 to 129.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

All Directors are required to hold a minimum number of shares under guidelines approved by the Board, which they would also be expected to retain as described on page 104 and page 121 of the Directors' remuneration report.

Major shareholders

The following notifications have been disclosed under the FCA's Disclosure and Transparency Rules in respect of notifiable interests exceeding 3 per cent in the voting rights of the issued share capital.

As at 31 December 2015	% of total voting rights
Capital Group Companies, Inc.	9.96
BlackRock, Inc	5.08
Norges Bank	4.03

On 5 February 2016, the Capital Group Companies, Inc. notified that their holding had increased to 10.135 per cent of the issued share capital.

368 Prudential plc Annual Report 2015 www.prudential.co.uk

Authority to issue shares
The Directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount and to issue up to 5 per cent of its issued share capital without offering them to existing shareholders, in line with relevant regulations and best practice. Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares and to do so without observing pre-emption rights are due to expire at the end of this year's Annual General Meeting. An ordinary resolution and a special resolution to approve the renewal of these authorities respectively will be put to shareholders at the Annual General Meeting on 19 May 2016.

Details of shares issued during 2014 and 2015 are given in note C10 on page 261.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares
The directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. This authority has not been used since it was last granted at the 2015 Annual General Meeting. This existing authority is due to expire at the end of this year's Annual General Meeting and a special resolution to renew the authority will be put to shareholders at the Annual General Meeting on 19 May 2016.

Dividend information

2015 second interim dividend	Shareholders registered on the UK register and Hong Kong and Irish branch registers	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	24 March 2016	–	24 March 2016
Record date	29 March 2016	29 March 2016	29 March 2016
Payment date	20 May 2016	On or about 27 May 2016	On or about 27 May 2016

Analysis of shareholder accounts as at 31 December 2015

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 upwards	260	0.48	2,258,268,681	87.79
500,001–1,000,000	148	0.27	106,230,409	4.13
100,001–500,000	473	0.87	108,755,788	4.23
10,001–100,000	1,632	3.00	46,022,238	1.79
5,001–10,000	2,024	3.73	14,014,903	0.54
1,001–5,000	13,081	24.09	28,734,396	1.12
1–1,000	36,691	67.56	10,428,543	0.40
Total	54,309	100	2,572,454,958	100

01 Group overview
02 Strategic report
03 Governance
04 Directors' remuneration report
05 Financial statements
06 European Embedded Value (EEV) basis results
07 Additional information

www.prudential.co.uk
Annual Report 2015 Prudential plc 369

Shareholder information continued

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

Register	By post	By telephone
Principal UK register	Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.	Tel 0371 384 2035 Fax 0371 384 2100 Textel 0371 384 2255 (for hard of hearing). Lines are open from 8.30am to 5.30pm (UK), Monday to Friday. International shareholders tel +44 (0) 121 415 7026
Irish branch register	Capita Asset Services Shareholder Solutions (Ireland), PO Box 7117, Dublin 2, Ireland.	Tel + 353 1 553 0050
Hong Kong branch register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.	Tel +852 2862 8555
Singapore registers	Shareholders who have shares standing to the credit of their securities accounts with The Central Depository (PTE) Limited (CDP) in Singapore may refer queries to the CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.	Tel +65 6535 7511
ADRs	J.P. Morgan Chase Bank N.A, PO Box 64504, St. Paul, MN 55164-0854, USA.	Tel +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Dividend mandates
Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a Cash Dividend Mandate form. Alternatively, shareholders may download the form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Cash dividend alternative
The Company operates a Dividend Re-investment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available on the Company's website at www.prudential.co.uk/prudential-plc/investors

Income tax: changes to dividend taxation
The UK government has announced that from 6 April 2016 the Dividend Tax Credit will be replaced by a new tax-free Dividend Allowance for shareholders subject to UK income tax. This will be in the form of a 0 per cent tax rate on the first £5,000 of dividend income per year. UK residents will pay tax on any dividends received over the £5,000 allowance at the following rates:

- 7.5 per cent on dividend income within the basic rate (20 per cent) band;
- 32.5 per cent on dividend income within the higher rate (40 per cent) band; and
- 38.1 per cent on dividend income within the additional rate (45 per cent) band.

Dividends paid on shares held within pensions and Individual Savings Accounts (ISAs) will continue to be tax free.

Further information is available on the HMRC website.

IMPORTANT: You will be required to retain details of any dividend payments you receive and complete Tax Returns where required. For further advice please contact a tax or financial adviser who in the UK must be authorised by the Financial Conduct Authority.

Electronic communications
Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or proxy form. The option to receive shareholder documents electronically is not available to shareholders holding shares through The CDP. Please contact Equiniti if you require any assistance or further information.

Share dealing services
The Company's Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift
Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

370 Prudential plc Annual Report 2015 www.prudential.co.uk

01 Group overview 02 Strategic report 03 Governance 04 Directors’

remuneration report 05 Financial statements 06 European Embedded Value

(EEV) basis results 07 Additional information

www.prudential.co.uk Annual Report 2015 Prudential plc 371

Prudential plc

Laurence Pountney Hill

London EC4R 0HH

Tel +44 (0)20 7220 7588

www.prudential.co.uk

Paul Manduca

Chairman

Mike Wells

Group Chief Executive

Nic Nicandrou

Chief Financial Officer

Penny James

Group Chief Risk Officer

Julian Adams

Group Regulatory Director

Jonathan Oliver

Group Communications Director

Alan Porter

Group General Counsel and Company

Secretary

Al-Noor Ramji

Group Chief Digital Officer

Tim Rolfe

Group Human Resources Director

Prudential UK & Europe

3 Sheldon Square

London W2 6PR

Tel +44 (0)800 000 000

www.pru.co.uk

John Foley

Chief Executive

M&G

Laurence Pountney Hill

London EC4R 0HH

Tel +44 (0)20 7626 4588

www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre

1 Harbour View Street

Central

Hong Kong

Tel +852 2918 6300

www.prudentialcorporation-asia.com

Tony Wilkey

Chief Executive

Jackson National Life Insurance

Company

1 Corporate Way

Lansing

Michigan 48951

USA

Tel +1 517 381 5500

www.jackson.com

Barry Stowe

Chairman & Chief Executive Officer

of North America Business Unit

Institutional Analyst and Investor

Enquiries

Tel +44 (0)20 7548 3300

E-mail investor.relations@prudential.co.uk

UK Register Private Shareholder

Enquiries

Tel: 0871 384 2035

International shareholders

Tel +44 (0)121 415 7026

Irish Branch Register Private

Shareholder Enquiries

Tel +353 1 553 0050

Hong Kong Branch Register Private

Shareholder Enquiries

Tel +852 2862 8555

US American Depositary Receipts

Holder Enquiries

Tel +1 651 453 2128

The Central Depository (Pte) Limited

Shareholder Enquiries

Tel +65 6535 7511

Media Enquiries

Tel +44 (0)20 7548 3559

E-mail media.relations@prudential.co.uk

How to contact us

Prudential plc Annual Report 2015 www.372 prudential.co.uk

Prudential public limited company

Incorporated and registered in England

and Wales

Registered office

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company,

subsidiaries of which are authorised and

regulated by the Prudential Regulation

Authority and the Financial Conduct

Authority

Forward-looking statements

This document may contain ‘forwardlooking

statements’ with respect to certain

of Prudential’s plans and its goals and

expectations relating to its future financial

condition, performance, results, strategy

and objectives. Statements that are not

historical facts, including statements about

Prudential’s beliefs and expectations and

including, without limitation, statements

containing the words ‘may’, ‘will’, ‘should’,

‘continue’, ‘aims’, ‘estimates’, ‘projects’,

‘believes’, ‘intends’, ‘expects’, ‘plans’,

‘seeks’ and ‘anticipates’, and words of

similar meaning, are forward-looking

statements. These statements are based

on plans, estimates and projections as at

the time they are made, and therefore

undue reliance should not be placed on

them. By their nature, all forward-looking

statements involve risk and uncertainty.

A number of important factors could

cause Prudential’s actual future financial

condition or performance or other

indicated results to differ materially from

those indicated in any forward-looking

statement. Such factors include, but are

not limited to, future market conditions,

including fluctuations in interest rates

and exchange rates, the potential for a

sustained low-interest rate environment,

and the performance of financial markets

generally; the policies and actions of

regulatory authorities, including, for

example, new government initiatives;

the impact of continuing designation as

a Global Systemically Important Insurer

or ‘G-SII’; the impact of competition,

economic uncertainty, inflation, and

deflation; the effect on Prudential’s

business and results from, in particular,

mortality and morbidity trends, lapse

rates and policy renewal rates; the timing,

impact and other uncertainties of future

acquisitions or combinations within

relevant industries; the impact of changes

in capital, solvency standards, accounting

standards or relevant regulatory

frameworks, and tax and other legislation

and regulations in the jurisdictions in which

Prudential and its affiliates operate; and

the impact of legal actions and disputes.

These and other important factors may, for

example, result in changes to assumptions

used for determining results of operations

or re-estimations of reserves for future

policy benefits. Further discussion of these

and other important factors that could

cause Prudential’s actual future financial

condition or performance or other

indicated results to differ, possibly

materially, from those anticipated in

Prudential’s forward-looking statements

can be found under the ‘Risk factors’

heading in the Annual Report and the ‘Risk

factors’ heading of Prudential’s most recent

annual report on Form 20-F filed with the

U.S. Securities and Exchange Commission.

Prudential’s most recent Annual Report

and Form 20-F are available on its website

at www.prudential.co.uk

Any forward-looking statements contained

in this document speak only as of the

date on which they are made. Prudential

expressly disclaims any obligation to

update any of the forward-looking

statements contained in this document

or any other forward-looking statements

it may make, whether as a result of future

events, new information or otherwise

except as required pursuant to the UK

Prospectus Rules, the UK Listing Rules,

the UK Disclosure and Transparency

Rules, the Hong Kong Listing Rules,

the SGX-ST listing rules or other

applicable laws and regulations.

How to contact us continued

History

Successive generations have looked to Prudential to safeguard their financial security – from industrial workers and their families in Victorian

Britain to around 24 million insurance customers worldwide today.

Our financial strength, heritage, prudence and focus on our customers’

long-term needs ensure that people continue to turn to our trusted brands to help them plan for today and tomorrow.

Providing financial

security since 1848

1848

Prudential is established

as Prudential Mutual Assurance

Investment and Loan Association in

Hatton Garden, London, offering loans

and life assurance to professional people.

1854

Prudential opens the Industrial Department to

sell a new type of insurance, Industrial Insurance,

to the working classes, for premiums of a penny

and upwards.

1949

The ‘Man from the Pru’ advertising

campaign is launched.

1923

Prudential’s first overseas life

branch is established in India, with

the first policy being sold to a tea

planter in Assam.

1999

Prudential acquires

M&G, pioneer of unit

trusts in the UK and a

leading provider of

investment products.

2013

Prudential Polska is

launched in Poland.

2014

Prudential acquires

businesses in Ghana and

Kenya, marking its entry into

the fast-growing African life

insurance industry.

1994

Prudential Corporation

Asia is formed in Hong

Kong as a regional head

office to expand

operations beyond an

existing presence in

Malaysia, Singapore

and Hong Kong.

1986

Prudential acquires Jackson

in the United States.

www.prudentialhistory.co.uk

Printed on Amadeus 75 Matt, a paper made from

75 per cent recycled post-consumer waste and

25 per cent fibre sourced from fully sustainable

forests; and Amadeus 100 White Offset which is made

from 100 per cent recycled post-consumer waste.

All material used in this report has been

independently certified according to the rules of

the Forest Stewardship Council (FSC). All pulps

used are elemental chlorine free, and the inks used

are vegetable oil based. The manufacturing mills

and the printer are registered to the Environmental

Management System ISO 14001 and are FSC

chain-of-custody certified.

Designed by FleishmanHillard Fishburn

Printed in the UK by CPI Colour

Prudential public limited company

Incorporated and registered in

England and Wales

Registered office

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company,

subsidiaries of which are authorised

and regulated, as applicable, by the

Prudential Regulation Authority and

the Financial Conduct Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 April 2016
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Nic Nicandrou
Chief Financial Officer